Confidentially submitted with the Securities and Exchange Commission on November 2, 2022.

This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

INTERACTIVE STRENGTH INC.

d/b/a Forme

(Exact name of registrant as specified in its charter)

Delaware	3600	82-1432916
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

236 West 30th Street

Suite 501

New York, New York 10001

(310) 697-8655

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Trent Ward

Chief Executive Officer

Interactive Strength Inc. d/b/a Forme

236 West 30th Street

Suite 501

New York, New York 10001

(310) 697-8655

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Davina K. Kaile Pillsbury Winthrop Shaw Pittman LLP 2550 Hanover Street Palo Alto, California 94304 (650) 233-4500	Stephen C. Ashley Pillsbury Winthrop Shaw Pittman LLP 31 W 52nd Street New York, New York 10019 (212) 858-1000	David Boles Nicolas H.R. Dumont Jean Park Cooley LLP 55 Hudson Yards New York, New York 10001 (212) 479-6000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated                 , 2022.

PRELIMINARY PROSPECTUS

Shares of Common Stock

This is an initial public offering of the common stock of Interactive Strength Inc., d/b/a Forme (“Forme”). We are offering              shares of our common stock. We anticipate that the initial public offering price per share will be between $             and $             . No public market currently exists for our common stock. We have applied to list our common stock on the Nasdaq Capital Market under the symbol “TRNR.”

Investing in our common stock involves risks. See “Risk Factors” beginning on page 17 for factors you should consider before investing in our common stock.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to us	$	$

(1)	See “Underwriting” for a description of the compensation payable to the underwriters.

The underwriters may also exercise their option to purchase up to an additional              shares from us, at the public offering price, less the underwriting discounts and commissions, for 30 days after the date of this prospectus.

We are an “emerging growth company” as defined under the U.S. federal securities laws and, as such, have elected to comply with certain reduced reporting requirements for this prospectus and may elect to do so in future filings.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares against payment in New York, New York on     , 2022.

Berenberg

Prospectus dated                 , 2022.

Through and including                 , 2023 (25 calendar days after the date of this prospectus), all dealers effecting transactions in our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Neither we nor the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. Neither we nor the underwriters take responsibility for, and can provide no assurance as to the reliability of, any other information that others may provide you. We and the underwriters are offering to sell, and seeking offers to buy, common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock. Our business, financial condition, and results of operations may have changed since such date.

For investors outside the United States: Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of our common stock and the distribution of this prospectus outside the United States.

BASIS OF PRESENTATION

In this prospectus, “Interactive Strength Inc.,” “Interactive Strength,” “FormeLife,” “Forme,” the “company,” the “Company,” “we,” “us,” and “our” refer to Interactive Strength Inc., d/b/a Forme, and its consolidated subsidiaries.

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and include the accounts and results of operations of our company and our wholly owned subsidiaries.

Certain monetary amounts, percentages and other figures included in this prospectus have been subject to rounding adjustments. Percentage amounts included in this prospectus have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this prospectus may vary from those obtained by performing the same calculations using the figures in our consolidated financial statements included elsewhere in this prospectus. Certain other amounts that appear in this prospectus may not be arithmetic aggregations of the figures that precede them due to rounding.

MARKET AND INDUSTRY DATA

This prospectus includes market and industry data that we obtained from periodic industry publications, third-party studies and surveys, filings of public companies in our industry and internal company surveys. These sources include industry sources. Industry publications and surveys generally state that the information contained therein has been obtained from sources believed to be reliable. Although we believe the industry and market data to be reliable as of the date of this prospectus, this information could prove to be inaccurate. Industry and market data could be wrong because of the method by which sources obtained their data and because information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties. In addition, we do not know all of the assumptions regarding general economic conditions or growth that were used in preparing the forecasts from the sources relied upon or cited herein.

TRADEMARKS

We, and in certain cases through our subsidiaries, have obtained trademarks for FORME LIFE, which trademarks are our property. This prospectus also contains references to our trademarks and trademarks belonging to other entities, which trademarks remain the property of such other entities. Solely for convenience, trademarks and trade names referred to in this prospectus, including logos, artwork and other visual displays, may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies’ trade names or trademarks to imply relationships with, or endorsement or sponsorship of us by, any other companies.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary may not contain all of the information that you should consider before deciding to invest in our common stock. You should read this entire prospectus carefully, including the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Risk Factors,” “Special Note Regarding Forward-Looking Statements” and the consolidated financial statements and the notes to those statements included elsewhere in this prospectus.

Our Purpose

Our mission is to reinvent how we take care of ourselves through the power of coaching, and to usher in a new era of health, happiness, and longevity.

Who We Are

We are Forme, a digital fitness platform that combines premium connected fitness hardware products with personal training and coaching (from real humans) to deliver an immersive experience and better outcomes for both consumers and trainers. We believe we are the pioneer brand in the emerging sector of virtual personal training and health coaching and that our products and services are accelerating a powerful shift towards outcome-driven fitness solutions.

The Forme platform delivers an immersive and dynamic at-home fitness experience through our VOD content, curated personalized fitness programming, Live 1:1 personal training, and other health coaching services, which are accessible via download or streaming through our connected fitness hardware products and via streaming through the Forme Studio app, which is available through iOS mobile devices and most iOS tablets and computers.

We offer two connected fitness hardware products, the Forme Studio (fitness mirror) and the Forme Studio Lift (fitness mirror and cable-based digital resistance). Both products are designed to provide a more integrated and immersive experience than similar connected fitness products currently on the market. The Forme Studio features a 43-inch 4K ultra high definition (“UHD”) touchscreen display, which is among the largest and highest definition screens in the connected fitness equipment market, and two front-facing 12 megapixel (“MP”), wide angle cameras designed to facilitate seamless live interaction with a trainer. The Forme Studio Lift also features two cable-based resistance arms that can provide up to 100 pounds of resistance per arm. Sales of our connected fitness hardware products have accounted for the substantial portion of our revenue to date.

In addition to our connected fitness hardware products, we offer video on-demand (“VOD”) classes, personal training, and expert health coaching. Our health coaching services encompass guidance and coaching on nutrition, recovery, sleep, and other health and lifestyle categories. Personal training currently comprises the majority of our health coaching services. All members who purchase the Forme Studio and Forme Studio Lift are able to access our VOD content library by creating a Forme account and signing up for our monthly membership. Once on the platform, each member is matched with a Fitness Concierge who works to understand specific needs and goals and then curates weekly fitness plans, comprised of On-Demand classes from our VOD content library. Our VOD content library includes hundreds of On-Demand classes spanning a wide range of modalities, including strength, recovery, barre, mind, Pilates, yoga, and other specialty categories.

For members who desire additional personalization, we are launching a new service called Asynchronous Coaching as an upgrade to the VOD membership. This will also be charged on a monthly membership basis and includes full access to the VOD content library. Through Asynchronous Coaching, members are able to work closely with one of our expert trainers who deliver custom, guided fitness programs that are specifically tailored to the members’ health goals in a range of areas. We currently expect to launch our Asynchronous Coaching service in the fourth quarter of 2022.

Our Live 1:1 personal training services are offered as an add-on to our memberships. Members who opt into Live 1:1 complete an onboarding process and are matched with one of our expert trainers based on the member’s preferences and criteria. Once matched, the trainer takes the member through a fitness assessment during the first session then builds a personalized program for the member based on specific needs and goals. Through our internally developed Live 1:1 software platform we strive to deliver a consistent and high quality user experience for both the member and the trainer that includes value added features like on-screen biometrics, an adjustable field of view for the trainer and other on-screen UI elements to provide context and motivation during a session. Coaches training members on the Studio Lift have the ability to adjust resistance for their members during a workout, providing an added level of personalization and service for the member.

We outsource the manufacturing of our products, which we believe allows us to focus our resources on the design, development, quality and reliability management, marketing, and sales of our products. In addition, we believe that outsourcing our manufacturing activities provides us with the flexibility needed to respond to new market opportunities, simplifies our operations, reduces risk, and significantly reduces our capital commitments.

Our revenue is primarily generated from the sale of our connected fitness hardware products and associated recurring membership revenue. As we launched our first connected fitness hardware product in July 2021, we began generating revenue from sales of our products starting in the second half of 2021. In 2021 and 2020, we generated total revenue of $0.3 million and $0, respectively, and incurred net losses of $(32.8) million and $(11.2) million, respectively. As of September 30, 2022, we had an accumulated deficit of $    million.

What Sets Us Apart

Connected fitness hardware products with services platform to address a large and growing market

We have designed our product and service offerings to be modular so that they can be customized for a broad range of fitness goals, budgets, and needs, thereby accessing a larger addressable market. We also view the fact that we in-source development, education, and management of our personal trainers and the hardware and software through which they reach our members, as a key differentiator that allows us to deliver a high quality and consistent personal training experience.

Services offer compelling unit economics

By adding services on top of our connected fitness hardware products, we aim to achieve more attractive unit economics relative to others in the smart home gym and connected fitness industry. We believe our service offerings also reduce our reliance on driving volume through brand awareness and product sales, and positions us to achieve attractive levels of annual recurring revenue and profitability.

Premium hardware enables immersive training experiences

The Forme Studio and Forme Studio Lift have a 43-inch 4K display, which we believe is currently the largest and highest definition reflective screen in the connected fitness equipment industry, and include a built-in microphone and two 12 MP cameras with body detection and tracking technology to enable high quality, two-way video communication between client and trainer. The Forme Studio Lift provides digital resistance up to 100 pounds per arm and is able to auto-adjust resistance based on the user’s profile and can be adjusted remotely by the trainer during a live session.

Engaging VOD content from leading instructors

Our VOD content spans several modalities, including strength, recovery, barre, mindfulness and meditation, Pilates, yoga, and other specialty fitness categories. Our VOD content features what we believe to be the top fitness instructor talent in the Los Angeles area.

Highly qualified trainers who continue to advance their skills and expertise through continuing education

We strive to hire highly experienced trainers in the industry to deliver our services. When recruiting our trainers, we ensure that they have a nationally accredited personal training certification through industry leading organizations, such as NSCA, ACSM, ACE, NCSF, and NASM. Once onboard, our trainers go through a proprietary eight-week training curriculum prior to being matched with our members. We provide our trainers with ongoing education to ensure continued skill advancement in their careers.

Access to multiple, cost-effective customer acquisition channels

We believe our business model positions us to access multiple, cost-effective customer acquisition channels, which in turn presents a compelling value proposition. Our customer acquisition strategy is based on the belief that our technology can be employed to digitize health coaching in other markets. While direct-to-consumer channels can provide the quickest path to initial growth, we have also invested early in developing channels that we believe may yield more cost-effective customer acquisition rates in the future. For example, we expect to continue our expansion into the corporate wellness sector, which we believe can enable us to scale efficiently and reach new target audiences.

Seasoned leadership team of fitness industry professionals

Members of our leadership team have significant experience in connected fitness, technology, and broader health and wellness industries, including previous tenures at highly recognized names in the industry, such as Equinox, Peloton, and Exos. We believe we have assembled talent with deep experience in both technology and personal training to bring the most advanced virtual health coaching platform to the market.

Our Industry and Opportunity

According to the 2021 Global Wellness Institute, total global spending in the wellness industry in 2020 was $4.4 trillion, of which approximately $740 billion was spent on fitness and other categories of wellness, including yoga, barre, and Pilates. Additionally, according to the International Health, Racquet & Sportsclub Association (“IHRSA”), the U.S. gym and health club industry had a total of approximately 64 million gym memberships and generated $35 billion of revenue in 2019, representing compound annual growth rates (“CAGR”) of 4% and 6%, respectively, since 1997, which we believe signals consistent underlying growth in demand for fitness offerings. Leveraging data from the Bureau of Labor Statistics and IHRSA, we estimate that within the U.S. market, approximately 32 million people participate in strength training and over 8 million people participate in personal training services in a given year. Based on information from Fortune Business, we estimate that over $5 billion of fitness equipment was purchased in the United States for in-home use in in 2021. For a discussion of the methodology used in estimating participation rates, see “Market, Industry, and Other Data.”

We view our market opportunity in terms of a total addressable market (“TAM”), which we believe is the market we can reach over the long-term in our current and announced markets with our current and future product and service offerings. According to our research, we believe our TAM includes nearly 10 million households, representing total potential revenue of $18 billion, all of which is in the United States. For a discussion of the methodology used in determining our TAM, see “Market, Industry, and Other Data.”

Compelling Industry and Market Trends

The fitness industry has seen steady growth driven by increased participation in health and wellness activities.

According to IHRSA, health club industry revenue in the United States grew by approximately 6% annually from 1997 through 2019 (prior to the COVID-19 pandemic). Since 2019 and reflecting the impact of the COVID-19 pandemic, subsequent closures of gyms and health clubs significantly impacted the brick and mortar fitness industry, driving a 57% decrease in overall health club industry revenue from $35 billion in 2019 to $15 billion in 2020, according to IHRSA. Based on data compiled by Piper Sandler, we believe health club revenue has recovered to $28 billion in 2021 as gyms have reopened, but have not returned to pre-COVID levels, signaling a lasting shift toward at-home and virtual fitness offerings.

Consumers are permanently shifting consumption of fitness to digital

In 2020 and 2021, during the COVID-19 pandemic, consumers rapidly shifted consumption of brick and mortar fitness offerings to digital offerings. According to Mindbody, a business management platform for the wellness services industry, 80% of consumers accessed livestream fitness content in 2020 as compared to 7% in 2019. Of those consumers, 46% have said that they intend to include virtual workouts as a regular part of their routine even now that gyms and studios have reopen. The gym and health club industry began to recover in 2021, with domestic revenue reaching $28 billion. However, revenue has not yet reached pre-COVID levels, according to IHRSA, which we believe signals a shift in consumer preferences to virtual offerings.

Strength training is the largest segment within the fitness industry.

Within the broader fitness industry, we believe the strength training category is large and well-positioned for growth. According to the Bureau of Labor Statistics, participation in strength training on an average day is two times larger than biking (outdoor and indoor biking), and 3 to 4 times larger than other cardiovascular equipment (such as treadmills, ellipticals, and other cardio equipment generally).

The need for health coaching has grown beyond fitness

The COVID-19 pandemic has driven consumers to focus more on their overall well-being, and turn to physical exercise as a way to improve mental health and increase longevity. We believe health coaching is the most effective way to drive consistency, engagement, and positive outcomes among consumers and is well-aligned to expanding consumer wellness preferences and goals.

Premium offerings attract majority of revenue in the fitness industry

We believe the premium end of the market is the most attractive sector to target with our products and health coaching services, as evidenced by data on consumer behavior and spending habits. For example in the United States, fitness participation tends to be highly correlated with household income, suggesting that as disposable income increases, time and money spent on fitness increases, which we believe makes the premium end of the market the most compelling for our products and health coaching services. Further, according to IHRSA, premium gyms, which are defined as those costing approximately $100 or more per month in membership fees, account for 32% of total gym memberships and generate 72% of overall gym revenue, indicating that most of the spend in the industry is at the premium end.

Wellness services are gaining share and coaching services are just starting to digitize

In fitness, nearly 70% of spending has historically been weighted toward products rather than services, according to McKinsey. However, wellness services and apps are gaining ground. According to McKinsey, in 2022, approximately 45% of consumers intend to spend more on wellness services or app-based wellness services over the next year, while approximately 25% intend to spend more on fitness products. We believe that health coaching services have historically been inaccessible to many due to cost and lack of convenience and that our digital health coaching offering can reduce the cost per session by approximately 30% on average, primarily due to lower distribution costs relative to gyms.

Demand for convenient fitness options

Digitization increases convenience of fitness options for consumers, enabling them to train from home and increasing flexibility to schedule with trainers from different time zones. Trainers are increasingly becoming attracted to digital platforms as well. Digital platforms reduce the time spent on traveling to clients, while value-added tech tools increase efficiency and effectiveness. According to the Personal Trainer Development Center, in August 2020, 83% of trainers plan to offer virtual services compared to 39% of trainers prior to the COVID-19 pandemic.

Growth strategies

Increase uptake of add-on services through compelling member experience

We intend to increase uptake of our add-on memberships and services by providing a compelling member experience focused on introducing our members to the variety of services available on our platform and specifically, the value-added benefits of our coaching and personal training offering. We believe our ability to provide service offerings at a number of price points will serve as a valuable lever for growth by increasing overall service revenues over time.

Reduce the cost of personal training and expand addressable market without sacrificing quality

We are exploring ways to leverage our products, technology, and proprietary trainer education platform to bring the cost of coaching down incrementally, while maintaining an unwavering focus on the quality of the coaching experience we deliver to our members. This strategy is key to our medium- to long-term objectives, as we believe we can expand the addressable market for coaching services by reducing the per session cost and increasing accessibility of expert coaching services through our hardware and mobile experiences.

Build out partnership ecosystem

We are pursuing opportunities in a number of attractive verticals, including sports, physical therapy and rehabilitation, and telemedicine. We are continuously identifying and evaluating opportunities to apply our coaching know-how in new and innovative ways to expand our reach and impact.

Expand corporate wellness

We intend to continue expanding our recently launched corporate wellness initiative. We believe our comprehensive product portfolio makes us a better fit for modern corporate wellness programs than many existing alternatives because our solution enables corporations to provide all of their employees with a coaching platform regardless of whether they work from home, in the office, or both.

Expand into new geographies

With more than 180 million people belonging to gyms globally in 2019, according to IHRSA, we believe there is significant opportunity to grow internationally. We plan to continue to pursue disciplined international expansion by targeting countries with high fitness penetration and spend, as well as the presence of boutique fitness, and where we believe Forme’s value proposition will resonate.

Our Compelling Value Proposition

We believe the combination of our proprietary software and immersive content combined with our premium connected fitness hardware products and expert coaching network creates a compelling value proposition for our member base and our trainers.

For Members

High-quality trainers - Our hiring criteria is extremely selective. In 2022, we only hired 4% of the trainers who applied for a position with us.

Better match with trainer - We employ a rigorous methodology to match our members with a trainer that is the best fit for their goals. Our matching algorithm considers factors such as fitness goals, motivation preferences, physical limitations, and more when presenting a match.

More affordable - We believe, based on industry data, that the pricing of our virtual coaching offerings are on average less expensive than a monthly gym membership or the monthly cost of in-person personal training. The average monthly cost of in-person personal training rates at premium gyms is estimated to be $400 per month, according to Lessons.com. Our monthly VOD membership is currently $49 per month and is less expensive than most monthly gym memberships and monthly spend at boutique fitness classes, according to IHRSA

More convenient - Our coaching offering can be accessed through multiple platforms and devices so customers can workout at home or on the go. Our VOD content, and when launched, our Asynchronous Coaching, can be accessed at any time, providing members the flexibility to fit workouts into their lifestyle and schedules.

Trainers

More convenient - Our platform provides trainers the opportunity to work from home and eliminate time spent on the road traveling to gyms and clients’ homes. Virtual training also eliminates the inefficiency of “dead times” during the afternoons, when trainers typically do not have clients.

Higher earning potential - Our platform has created new opportunities for trainers to increase their earning potential, driven by increased capacity to take on clients during peak hours. We believe many trainers also earn more per session with Forme than they typically would in the gym. According to ISSA, on average, gyms take a 40-70% margin on each session, while Forme’s platform take rate is 30% per session.

Continuing education - Upon joining, trainers must complete a mandatory eight-week program focused on honing their virtual training skillset. After onboarding, trainers are encouraged to participate in continuing education facilitated by our training team in order to advance their skillset on our platform.

Risk Factor Summary

Before you invest in our common stock, you should carefully consider all of the information in this prospectus, including matters set forth under “Risk Factors.” These risks include, but are not limited to, the following:

•	We have incurred operating losses in the past, expect to incur operating losses in the future, and may not achieve profitability, or if we achieve profitability, be able to maintain it in the future.

•

Our past financial results may not be a reliable indicator of our ability to successfully establish our product and service offerings in the marketplace, or of our future performance, and our revenue growth rate is likely to slow as our business matures

•	We have a limited operating history with which to evaluate and predict the profitability of our subscription model, and any new revenue models we may introduce in the future may be unsuccessful.

•	Our negative cash flows from operations, history of losses, and significant accumulated deficit raise substantial doubt about our ability to continue as a “going concern.”

•	If we fail to compete successfully, we may fail to obtain a meaningful market share, which in turn would harm our business, financial condition, and results of operations.

•

Our results of operations and other financial and non-financial business metrics may fluctuate from period to period due to a variety factors, and as a result, our results from any prior periods, or any historical trends reflected in such results, should not be viewed as indicative of our future financial or operating performance.

•

We derive a significant majority of our revenue from sales of our Forme Studio equipment and if sales of our Forme Studio equipment decline, it would materially and negatively affect our future revenue and results of operations.

•	Our membership revenue is dependent on our ability to sell our Forme Studio equipment.

•	Our results of operations could be adversely affected if we are unable to accurately forecast consumer demand for our products and services and adequately manage our inventory.

•	If we are unable to sustain competitive pricing levels for our premium connected fitness hardware products and memberships to the Forme platform, our business could be adversely affected.

•	Changes in how we market our products and services could adversely affect our marketing expenses and membership levels.

•

The market for our products and services is still in the early stages of growth and if the market does not continue to grow, grows more slowly than we expect, or fails to grow as large as we expect, or if our products and services do not gain market acceptance, our business, financial condition, and results of operations may be adversely affected.

•	Our revenue could decline if customers are no longer able to finance their purchases of our products due to changes in credit markets and decisions made by credit providers.

•	We may be unable to attract and retain members, which could have an adverse effect on our business and rate of growth.

•

If we are unable to attract or otherwise retain personal trainers and health coaches, as well as fitness instructors, including to produce and provide fitness content on our platform, our business, financial condition, and results of operations could be harmed.

•

If we fail to cost-effectively attract new members, provide high-quality member support, or increase utilization of the Forme platform by existing members, our business, financial condition, and results of operations could be harmed.

•

Changes to our pricing methodologies or business model could adversely affect our ability to attract or retain members as well as qualified personal trainers, health coaches, and fitness instructors. If we are unable to anticipate consumer preferences and successfully develop and introduce new, innovative, and updated products and services in a timely manner or effectively manage the introduction of new or enhanced products and services, our business may be adversely affected.

•	If we fail to successfully expand our commercial and corporate wellness business, it could negatively impact our ability to grow our business and gain market share.

•	If we are unable to manage our growth effectively, our brand, company culture, and financial performance may suffer.

•	If we are unable to successfully expand our retail showroom footprint, it could adversely affect our ability to expand our business.

•

Design, manufacturing, and other defects in our products, or technical or performance issues related to our products or services, or similar events may result in claims against us and may cause us to incur significant additional expense to address these issues, and our liability insurance may not be adequate to cover any or all such costs.

•

The failure or inability of our contract manufacturers to comply with the specifications and requirements of our products could result in a product recall, which could adversely affect our reputation and subject us to significant liability should the use of any of our products cause or be claimed to cause physical harm.

•

If we are unable to access or use production studios or if we are unable to attract and retain high-quality and innovative fitness instructors or other content production providers, we may not be able to generate interesting and attractive content for our platform.

•

If we fail to establish and expand our strategic partnerships within the fitness and wellness industries or across the hospitality, fashion, sports and design industries, our ability to increase market share and grow our business may suffer.

•	We face risks, such as unforeseen costs and potential liability, in connection with content we acquire, produce, license, or distribute through our services.

•	We face certain risks related to the interaction of our members, trainers, and fitness instructors.

•

Apeiron Investment Group Ltd. and its affiliates, and block.one Investments 1, each own a significant percentage of our common stock, will be able to exert significant influence over matters subject to stockholder approval and may have interests that conflict with those of our other stockholders.

•

We rely on a limited number of suppliers, manufacturers, and logistics partners for our Forme Studio equipment and are subject to risks related to increases in component and equipment costs, long lead times, supply shortages, and supply changes.

•	Our payments system depends on third-party providers and is subject to evolving laws and regulations.

•

Any major disruption or failure of our information technology systems or websites, or our failure to successfully implement upgrades and new technologies effectively, could adversely affect our business and operations.

•

Any disruption of our use of these third-party services, including those we use for computing, storage, processing, and similar services, could have an adverse effect on our business, financial condition, and results of operations.

•

If we experience any adverse change to, loss of, or claim that we do not hold necessary licenses to the music content included in our fitness content or otherwise accessible on our platform, it may have an adverse effect on our business, financial condition, and results of operations.

•	Our member engagement on mobile devices depends upon effective operation with mobile operating systems, networks, and standards that we do not control.

•	If our marketing efforts are not effective, our ability to grow our business and maintain or expand our market share could suffer.

•

We rely on third parties to drive traffic to our website, and these providers may change their algorithms or pricing in ways that could damage our business, operations, financial condition, and prospects.

•	We may not be able to accurately predict our future capital needs and may incur significant expenditures, and we may not be able to obtain additional financing to fund our operations.

•

If we do not remediate the material weaknesses identified in our internal control over financial reporting, or if we fail to establish and maintain effective internal control, we may not be able to accurately report our financial results or file our periodic reports in a timely manner, which may cause investors to lose confidence in our reported financial information and may lead to a decline in the market price of our common stock.

•

We face risks related to intellectual property, privacy, cybersecurity, tax, and accounting matters, as well as risks related to our international operations and other regulatory matters, including contractor classification, export control, anti-corruption, environmental, ESG, and climate change.

•

We face risks related to becoming a public company and our common stock and this offering, as well as general risks, including those related to the COVID-19 pandemic, economic conditions, dependence on key personnel, acquisition-related matters, and litigation, among others.

Company Information

We were incorporated in Delaware on May 8, 2017. Our principal executive offices are located at 236 West 30th Street, Suite 501, New York, New York 10001 and our phone number is (310) 697-8655. Our principal website is www.formelife.com. The information contained on, or that can be accessed through, our website is not a part of this prospectus or the registration statement of which it forms a part. The inclusion of our website address in this prospectus is an inactive textual reference only. Investors should not rely on any such information in deciding whether to purchase our common stock.

Implications of Being an Emerging Growth Company and a Smaller Reporting Company

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As such, we are eligible for exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies, including, but not limited to, presenting only two years of audited financial statements in addition to any required unaudited interim financial statements with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure in this prospectus, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), reduced disclosure obligations regarding executive compensation and an exemption from the requirements to obtain a non-binding advisory vote on executive compensation or golden parachute arrangements.

In addition, an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to avail ourselves of this provision of the JOBS Act. As a result, we will not be subject to new or revised accounting standards at the same time as other public companies that are not emerging growth companies. Therefore, our consolidated financial statements may not be comparable to those of companies that comply with new or revised accounting pronouncements as of their public company effective dates.

We will remain an emerging growth company until the earliest of: (i) the last day of the fiscal year following the fifth anniversary of the consummation of this offering; (ii) the last day of the fiscal year in which we have total annual gross revenue of at least $1.235 billion (as adjusted for inflation from time to time pursuant to SEC rules); (iii) the last day of the fiscal year in which we are deemed to be a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which would occur if the market value of our common stock held by non-affiliates were at least $700.0 million as of the last business day of the second fiscal quarter of such year; or (iv) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

We are also a “smaller reporting company” as defined in the Exchange Act. We may continue to be a smaller reporting company even after we are no longer an emerging growth company. We may take advantage of certain of the scaled disclosures available to smaller reporting companies and will be able to take advantage of these scaled disclosures for so long as our public float is less than $250.0 million measured on the last business day of our second fiscal quarter, or our annual revenue is less than $100.0 million during the most recently completed fiscal year and our public float is less than $700.0 million measured on the last business day of our second fiscal quarter. Even after we no longer qualify as an emerging growth company, we may still qualify as a smaller reporting company, which would allow us to take advantage of many of the same exemptions from disclosure requirements, such as reduced disclosure regarding executive compensation, among others.

Channels for Disclosure of Information

Following the completion of this offering, we intend to announce material information to the public through filings with the SEC, the investor relations page on our website (www.formelife.com), press releases, public conference calls, and public webcasts. We encourage investors, the media and others to follow the channels listed above and to review the information disclosed through such channels. Any updates to the list of disclosure channels through which we will announce information will be posted on the investor relations page on our website. The inclusion of our website address in this prospectus is an inactive textual reference only.

THE OFFERING

Common stock offered by us	shares, or shares if the underwriters exercise their option to purchase additional shares from us in full.

Common stock to be outstanding after this offering	shares, or shares if the underwriters exercise their option to purchase additional shares in full.

Option to purchase additional shares	We have granted the underwriters an option, exercisable for 30 days after the date of this prospectus, to purchase up to additional shares from us.

Use of proceeds	We estimate that the net proceeds to us from this offering will be approximately $ million, or approximately $ million if the underwriters exercise their option to purchase additional shares from us in full, assuming an initial public offering price of $ per share (the midpoint of the range set forth on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions and estimated offering expenses.

Each $1.00 increase (decrease) in the public offering price per share would increase (decrease) our net proceeds, after deducting estimated underwriting discounts and commissions, by $ million (assuming no exercise of the underwriters’ option to purchase additional shares from us).

We currently intend to use the net proceeds to us from this offering primarily for general corporate purposes, including working capital, sales and marketing activities, technology development, general and administrative matters, and capital expenditures, although we do not currently have any specific or preliminary plans with respect to the use of proceeds for such purposes. We also may use a portion of the net proceeds to acquire complementary businesses, products, services, or technologies; however, we do not have agreements, commitments, or plans for any specific acquisitions at this time.

See “Use of Proceeds.”

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

Proposed Nasdaq trading symbol	“TRNR”

The number of shares of our common stock to be outstanding after this offering is based on 256,815,841 shares of our common stock outstanding as of September 30, 2022, assuming the conversion of all outstanding shares of redeemable convertible preferred stock, Class A common stock, and Class B common stock into shares of common stock on a 1:1 basis and the issuance of 1,451,000 shares of our common stock upon the assumed exercise of warrants outstanding as of September 30, 2022, at a weighted-average exercise price of $0.0001 per share, which warrants expire if not exercised prior to the completion of this offering, and excludes:

•

26,490,532 shares of our common stock issuable upon the exercise of options to purchase shares of our common stock outstanding as of September 30, 2022, with a weighted-average exercise price of $0.02 per share;

•

            shares of our common stock reserved for future issuance under our 2022 Stock Incentive Plan (the “2022 Plan”), which will become effective upon the effectiveness of the registration statement of which this prospectus forms a part, as well as automatic increases in the number of shares of our common stock reserved for future issuance pursuant to this plan, plus (x) any shares of our common stock underlying outstanding awards under the 2020 Equity Incentive Plan (the “2020 Plan”) that are subsequently forfeited or terminated before being exercised or becoming vested, not issued because an award is settled in cash, or withheld or reacquired to satisfy the applicable exercise, or purchase price, or a tax withholding obligation, and (y) the number of shares of our common stock which, but for the termination of the 2020 Plan immediately prior to the effective date of the 2022 Plan, were reserved and available for issuance under the 2020 Plan but not at such time issued or subject to outstanding awards under the 2020 Plan; and

•

            shares of our common stock initially reserved for issuance under our Employee Stock Purchase Plan (the “ESPP”), which will become effective upon the effectiveness of the registration statement of which this prospectus forms a part, as well as any automatic increases in the number of shares of our common stock reserved for future issuance pursuant to this plan.

Unless otherwise noted, the information contained in this prospectus assumes or gives effect to:

•

the issuance and sale by us of                 shares of our common stock in this offering, at an initial public offering price of $                per share (the midpoint of the range set forth on the cover page of this prospectus);

•	the automatic conversion of all of the outstanding shares of our Class A common stock on a 1:1 basis into an aggregate of 71,452,457 shares of our common stock upon the completion of this offering;

•

the automatic conversion of all of the outstanding shares of our non-voting Class B common stock on a 1:1 basis into an aggregate of 46,813,396 shares of our common stock upon the completion of this offering;

•

the automatic conversion of all of the outstanding shares of our redeemable convertible preferred stock on a 1:1 basis into an aggregate of 137,098,988 shares of our common stock upon the completion of this offering;

•	28,607,349 shares of our common stock issued upon the early exercise of options but which remain subject to our right of repurchase as of September 30, 2022;

•	no exercise of outstanding options or warrants other than warrants to purchase 1,451,000 shares of our common stock which expire if not exercised prior to the completion of this offering;

•	no exercise by the underwriters of their option to purchase additional shares from us; and

•	the filing and effectiveness of our amended and restated certificate of incorporation, which will occur upon the completion of this offering.

In addition, we may grant options to purchase shares of our common stock or restricted stock units (“RSUs”) under the 2022 Plan to certain of our executive officers and other employees and to non-employee directors who are expected to become members of our board of directors upon the effectiveness of the registration statement of which this prospectus forms a part. We currently anticipate that any such option grants may be approved and granted immediately prior to this offering, that any such RSU grants may be approved immediately prior to this offering and that any such RSU grants will be contingent upon the closing of the offering and effective immediately after the effectiveness of a registration statement on Form S-8 relating to the 2022 Plan. Any RSU or option grants that may be made to directors and executive officers would be subject to approval by the compensation committee or, in the case of director equity grants, issued pursuant to our non-employee director compensation policy approved by the compensation committee and our board of directors. However, we have not made any final determinations as to any future awards or the timing thereof, and there can be no assurance that we will grant any awards in that timeframe, if at all, or as to the number of shares which may be subject to any future equity awards.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

The summary consolidated statements of operations data for the years ended December 31, 2021 and 2020 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The unaudited interim condensed consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and reflect, in the opinion of management, all adjustments, consisting only of normal, recurring adjustments that are necessary for a fair presentation of the unaudited interim condensed consolidated financial information. Our historical results are not necessarily indicative of results that may be expected in the future. You should read the following summary consolidated financial and other data together with our consolidated financial statements and related notes included elsewhere in this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The summary consolidated financial data included in this section are not intended to replace the consolidated financial statements and related notes and are qualified in their entirety by our consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,		Nine Months Ended, September 30,
	2021	2020	2022	2021
	(in thousands, except share and per share data)
Revenue:
Fitness product revenue	$319	$—
Subscription revenue	4	—
Cost of revenue:
Cost of fitness product revenue	(2,652)	(107)
Cost of subscription	(2,513)	(251)

Gross loss	(4,842)	(358)
Operating expenses:
Research and development	16,300	8,042
Sales and marketing	6,566	1,539
General and administrative	9,348	6,598

Total operating expenses	32,304	16,179

Loss from operations	(37,146)	(16,537)

Other income (expense), net:
Other income (expense), net:	303	(64)
Interest expense	(935)	(257)
Change in fair value of SAFEs	(251)	495
Change in fair value of convertible notes	5,193	3,654

Total other income, net	4,310	3,828

Loss before provision for income taxes	(32,836)	(12,709)
Income tax benefit (expense)	(4)	1,526
Net loss attributable to common stockholders	$(32,840)	$(11,183)

Net loss per share – basic and diluted	$(2.21)	$(1.55)

Weighted average common stock outstanding – basic and diluted	14,837,866	7,233,428

	Year Ended December 31,		Nine Months Ended, September 30,
	2021	2020	2022	2021
	(in thousands, except share and per share data)
Net loss:	$(32,840)	$(11,183)
Other comprehensive loss:
Foreign currency translation gain	179	588

Total comprehensive loss	$(32,661)	$(10,595)

(1)

The following table sets forth the stock-based compensation expense included in our consolidated statements of operations for the years ended December 31, 2021 and 2020 and the nine months ended September 30, 2022 and 2021:

	Year Ended December 31,		Nine Months Ended September 30,
	2021	2020	2022	2021
	(in thousands)
Research and development	$112	$2	$	$
Sales and marketing	31	3
General and administrative	1,021	63

Total stock-based compensation expense	$1,164	$68	$	$

(2)

See Note 20 to our audited consolidated financial statements and Note to our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus for an explanation of the calculations of our basic and diluted net loss per share and the weighted-average number of shares used in the computation of the per share amounts.

As of September 30, 2022
	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)(3)
(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$	$	$
Working capital(4)
Total assets
Customer deposits
Redeemable convertible preferred stock
Total stockholders’ (deficit) equity

(1)

The pro forma consolidated balance sheet data gives effect to: (i) the automatic conversion of all outstanding redeemable convertible preferred stock and all outstanding Class A and Class B common stock into an aggregate of 255,364,841 shares of our common stock upon the completion of this offering, as if such conversion had occurred on the dates specified above; (ii) the assumed exercise of warrants outstanding as of September 30, 2022 for 1,451,000 shares of our common stock immediately prior to the consummation of this offering, which warrants expire if not exercised prior to the completion of this offering; and (iii) the filing and effectiveness of our amended and restated certificate of incorporation, which will occur upon the completion of this offering.

(2)

The pro forma as adjusted consolidated balance sheet data gives effect to: (i) the pro forma items described in footnote (1) above; and (ii) the issuance and sale by us of             shares of our common stock in this offering, assuming an initial public offering price of $             per share (the midpoint of the range set forth on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions and estimated offering expenses.

(3)

The pro forma as adjusted consolidated balance sheet data is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. Each $1.00 increase (decrease) in the assumed initial public offering price of $             per share would increase (decrease) each of our pro forma as adjusted cash and cash equivalents, working capital, total assets and total stockholders’ equity (deficit) by $            , assuming the number of shares of our common stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses. Similarly, each increase (decrease) of 1.0 million shares in the number of shares of our common stock offered by us would increase (decrease) each of our pro forma as adjusted cash and cash equivalents, working capital, total assets and total stockholders’ equity (deficit) by $            , assuming the assumed initial public offering price of $             per share remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(4)

Working capital is defined as total current assets less total current liabilities. See our unaudited interim condensed consolidated financial statements and related notes included elsewhere in this prospectus for further details regarding our current assets and current liabilities.

RISK FACTORS

You should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, including our audited consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” before investing in our common stock. If any of the following risks are realized, in whole or in part, our business, financial condition, and results of operations could be materially and adversely affected. In that event, the price of our shares of our common stock could decline, and you could lose part or all of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair the operation of our business.

Risks Related to Our Business and Industry

We have incurred operating losses in the past, expect to incur operating losses in the future, and may not achieve profitability, or, if we achieve profitability, be able to maintain it in the future.

We have incurred operating losses each year since our inception, including net losses of $(32.8) million, and $(11.2) million for 2021 and 2020, respectively, and $ million for the nine months ended September 30, 2022, and expect to continue to incur net losses for the foreseeable future. We had an accumulated deficit of $                million at September 30, 2022. We expect our operating expenses to increase in the future as we increase our sales and marketing efforts, continue to invest in technology and engineering, expand our operating and retail infrastructure, add training and fitness programs, classes, content, and software features to our streaming platform, expand into new geographies, and invest in new or complementary products, equipment, accessories, content, and services for our immersive, customizable, and digital fitness platform, which include the Forme Studio, Forme Studio Lift, accompanying accessories, and our coaching services which we collectively refer to as the “Forme platform.” Further, as a public company, we will incur additional legal, accounting, and other expenses that we did not incur as a private company. These efforts and additional expenses may be more costly than we expect, and we may not be able to increase our revenue to offset any increase in our expenses. If our revenue does not grow at a greater rate than our operating expenses, we will not be able to achieve or maintain profitability.

We have a limited operating history; and our past financial results may not be a reliable indicator of our ability to successfully establish our product and service offerings in the marketplace, or of our future performance, and our revenue growth rate is likely to slow as our business matures.

We commenced operations in May 2017, launched our first retail stores in late 2020, commenced delivery of our first Forme Studio in July 2021, commenced delivery our first Forme Studio Lift in August 2022, and conducted our first live personal training session in July 2022. We have a limited history of generating revenue. As a result of our brief operating history, we have limited financial data that can be used to evaluate our current business, including our ability to successfully establish our product and service offerings in the marketplace. Furthermore, while our business has grown and much of that growth has occurred in recent periods, the smart home gym and connected fitness industry, including the market for connected fitness hardware, may not develop or continue to develop in a manner that we expect or that otherwise would be favorable to our business. As a result of our limited operating history and ongoing changes in our new and evolving industry, our historical revenue growth should not be considered indicative of our future performance, and estimates of future revenue growth are subject to many risks and uncertainties and our future revenue may differ materially from our projections. In particular, we have experienced periods of higher revenue growth since we began selling our Forme Studio and Forme Studio Lift (collectively with any ancillary or related accessories and equipment, “Forme Studio equipment” or “our connected fitness hardware products”) that we do not expect to continue as our business matures. Our revenue growth, if any, may slow or our revenue may decline for a number of other reasons, including reduced demand for our products and services, the impacts to our business from inflation and rising interest rates, which in turn could, among other things, increase financing costs and thus reduce sales of our products, the COVID-19 pandemic, a decrease in the growth or reduction in size of our overall market, a reduction in discretionary spending by consumers, or if we cannot capitalize on growth opportunities. We have encountered, and will continue to encounter, risks and difficulties frequently experienced by emerging companies in rapidly changing industries, including market acceptance of our products and services, attracting and retaining members, and increasing competition and expenses as we expand our business. We cannot be sure that we will be successful in addressing these and other challenges we may face in the future, and our business may be adversely affected if we do not manage these risks successfully. In addition, we may not achieve sufficient revenue to attain or maintain positive cash flows from operations or profitability in any given period, or at all.

We have a limited operating history with which to evaluate and predict the profitability of our recurring revenue model and any new revenue models we may introduce in the future may be unsuccessful.

We began selling memberships to our VOD platform in 2021 with the delivery of our first Forme Studio, and launched our Live 1:1 personal training service in July 2022. Accordingly, we have a limited operating history with which to evaluate our subscription model. For example, all of our members are on month-to-month membership terms and may cancel their memberships at any time. We have limited historical data with respect to rates of membership renewals, so we may be unable to accurately predict member renewal or retention rates. We measure our membership retention rate by the number of members as of the beginning of the month who have a paid membership with a successful credit card billing of at least three months. Additionally, prior renewal rates may not accurately predict future member renewal rates for a variety of reasons, such as members’ dissatisfaction with our offerings and the cost of our memberships, macroeconomic conditions, or new offering introductions by us or our competitors. If our members do not renew their memberships, our revenue may decline and our business will suffer.

In the future, we may offer new membership products, services, or pricing models, implement promotions, or replace or modify current membership pricing models, any of which could result in additional costs. For example, we are currently planning to launch our Asynchronous Coaching service on a monthly membership basis in the fourth quarter of 2022, although there can be no assurance that such service will be launched in a timely manner or at all or whether it will be successful. We cannot predict member reaction to, or the success of, any new or modified products, services, or pricing models, or whether the costs or logistics of implementing these changes, including any new or updated pricing models, will adversely impact our business. If the adoption of new revenue models adversely impacts our member relationships, then member growth, member engagement, and our business, financial condition, and results of operations could be harmed.

Our negative cash flows from operations, history of losses, and significant accumulated deficit raise substantial doubt about our ability to continue as a “going concern.”

Our negative cash flows from operations and our history of losses, as well as our significant accumulated deficit, raise substantial doubt about our ability to continue as a “going concern.” Since inception, we have sustained recurring losses and have relied on funding from private investors and other third parties to finance our operations. We have historically generated losses from our operations as reflected in our accumulated deficit of $57.3 million as of December 31, 2021 and negative cash flows from operating activities. In addition, as of December 31, 2021, we had loans outstanding with an aggregate principal and interest amount owed of approximately $6.9 million. Certain of these loans matured prior to December 31, 2021, but their repayment has been temporarily waived, and the remaining loans are scheduled to mature over the next 12 months beyond issuance date. Due to our history of losses from operations, negative cash flows from operations, and a significant accumulated deficit, our management concluded that there is substantial doubt about our ability to continue as a going concern. In our accompanying financial statements, our independent auditor included an emphasis of matter paragraph regarding the substantial doubt about our ability to continue as a going concern. Our ability to continue as a going concern is dependent upon our becoming profitable in the future or obtaining the necessary capital to meet our obligations. Our determination of substantial doubt about our ability to continue as a going concern could materially limit our ability to raise additional funds through the issuance of equity securities, debt financing, or otherwise. There can be no assurance that any such issuance of equity securities, debt financing, or other means of financing will be available in the future, or the terms of any such financing will be acceptable to us. Further, there can be no assurance that we will ever become profitable or continue as a going concern.

If we fail to compete successfully against existing and future competitors, we may fail to obtain a meaningful market share, which in turn would harm our business, financial condition, and results of operations.

We operate in a highly competitive market. We face significant competition from multiple industries and exercise verticals, including at-home fitness equipment and content, fitness clubs, in-studio fitness classes, in-person personal training, and health and wellness apps. In addition, we compete with other virtual or smart home gym providers such as Curiouser Products Inc., dba MIRROR (acquired by Lululemon and now sold as the lululemon Studio Mirror), Peloton Interactive, Inc., and Tonal Systems, Inc., among others. We expect the competition in our market to intensify in the future as new and existing competitors introduce new or enhanced products and services that compete with ours.

Our competitors may develop, or have already developed, products, features, content, services, or technologies that are similar to ours or that achieve greater acceptance, may offer products at lower price points due to other revenue sources available within such competitors that are unavailable to us, may have better brand recognition, may undertake more successful product development efforts, create more compelling employment opportunities, or marketing campaigns, may be willing to offer products at price points with which we cannot compete, or may adopt more aggressive pricing policies. Our competitors may develop or acquire, or have already developed or acquired, intellectual property rights that significantly limit or prevent our ability to compete effectively. In addition, our competitors may have significantly greater resources than us, allowing them to identify and capitalize more efficiently upon opportunities in new markets and consumer preferences and trends, quickly transition and adapt their products and services, devote greater resources to marketing and advertising, or be better positioned to withstand substantial price competition. Current and future competitors have established or may establish financial and strategic relationships among themselves or with our existing or potential customers or other third parties in our industry, such as manufacturing and logistics providers. Additionally, any of the foregoing may enable our current and future competitors to better withstand adverse economic or market conditions, such as those caused by the current COVID-19 pandemic, now or in the future, and significantly reduce their pricing so as to compete against us. If we are not able to compete effectively against our competitors, they may acquire and engage customers or generate revenue at the expense of our efforts, which could have an adverse effect on our business, financial condition, and results of operations.

Our business may be affected by seasonality.

Although we do not have sufficient history with our product sales to assess the potential impact of seasonality, we expect that our business may be influenced by seasonal trends consistent with traditional retail selling periods. Accordingly, fluctuations in revenue during months of high demand could have a disproportionate effect on our results of operations for the entire year. In addition, we may experience quarterly fluctuations caused by seasonality and other factors, and thus comparisons of our results of operations across different fiscal quarters may not be accurate indicators of our future performance. Annual or quarterly comparisons of our results of operations may not be useful and our results in any particular period will not necessarily be indicative of the results to be expected for any future period. Seasonality in our business can also be affected by introductions of new or enhanced products and services, including the costs associated with such introductions.

Our results of operations and other financial and non-financial business metrics may fluctuate from period to period due to a variety factors, many of which are beyond our control, and as a result, our results from any prior periods, or any historical trends reflected in such results, should not be viewed as indicative of our future financial or operating performance.

Our revenue and results of operations have fluctuated in the past and may fluctuate from period to period in the future due to a variety of factors, many of which are beyond our control. Factors relating to our business that may contribute to these fluctuations include the following factors, as well as other factors described elsewhere in this prospectus:

•	our ability to maintain and attract new members;

•	membership cancellation and renewal rates;

•	product returns;

•	changes in our recurring revenue model or pricing methodologies, or our adoption of any new membership, pricing, or revenue models;

•	the receipt, reduction or cancellation of, or changes in the forecasts or timing of, memberships by members;

•

changes in our mix of products and services, such as changes in demand for certain accessories or bundles or our Live 1:1 personal training and health coaching services, fitness programs and classes, or other streaming fitness content on our platform;

•	the impact of the COVID-19 pandemic on our business, suppliers, and members;

•	the diversification and growth of our revenue sources, including our ability to successfully expand our commercial and corporate wellness channels;

•	our ability to maintain gross margins and operating margins;

•	inaccurate forecasting of the demand for our products and services, which could lead to lower revenue or increased costs, or both;

•

the timing and amount of research, development, and new product expenditures, including resources allocated to the development of new equipment and accessories, programs, classes, and other content, and innovative features and technologies, as well as the continued development and upgrading of our proprietary technology platform;

•	increases in marketing, sales, and other operating expenses that we may incur to grow and expand our operations and to remain competitive;

•	changes in our relationship with our third-party financing partner who provides financing assistance to our members for the purchase of our Forme Studio equipment;

•	constraints on the availability of consumer financing or increased down payment requirements to finance purchases of our Forme Studio equipment;

•	the continued maintenance and expansion of our delivery, installation, and maintenance services and network for our Forme Studio equipment;

•	supply chain disruptions, delays, shortages, and capacity limitations;

•	increases or other changes in our product development and manufacturing costs, or the timing and extent thereof, and our ability to achieve cost reductions in a timely or predictable manner;

•

changes in market and customer acceptance of and demand for our products, content, and services, including cyclicality and seasonal fluctuations in memberships and usage of the Forme platform by our members, each of which may change as our products and services evolve or mature, or as our business grows;

•	the continued market acceptance of, and the growth of the smart home gym and connected fitness market;

•	the emergence of new industry expectations and product obsolescence;

•	the timing and success of new product, content, and service introductions by us or our competitors;

•	the competitive landscape and pricing pressure as a result of competition or otherwise;

•	the ability to maintain and open new retail locations and studio showrooms;

•	successful expansion into international markets;

•	significant warranty claims;

•	loss of key personnel or the inability to attract qualified personnel, including personal trainers and fitness instructors;

•

geopolitical events, such as war, threat of war or terrorist actions, or the occurrence of pandemics, epidemics, or other outbreaks of disease, or natural disasters, and the impact of these events on the factors set forth above.

•	system failures or breaches of security or privacy;

•	adverse litigation judgments, settlements, or other litigation-related costs;

•

changes in the legislative or regulatory environment, including with respect to privacy, consumer product safety, advertising, and employment matters, or enforcement by government regulators, including fines, orders, or consent decrees;

•	fluctuations in currency exchange rates and changes in the proportion of our revenue and expenses denominated in foreign currencies;

•	changes in our effective tax rate; and

•

changes in accounting standards, policies, guidance, interpretations, or principles; and changes in business or macroeconomic conditions, including lower consumer confidence, recessionary conditions, increased unemployment rates, or stagnant or declining wages.

As a result of these and other factors, our results of operations and revenue may vary significantly from period to period. Accordingly, you should not rely on the results of any prior quarterly or annual periods, or any historical trends reflected in such results, as indications of our future revenue or operating performance.

We derive a significant majority of our revenue from sales of our Forme Studio equipment and if sales of our Forme Studio equipment decline, it would materially and negatively affect our future revenue and results of operations.

Our Forme Studio equipment is sold in highly competitive markets with limited barriers to entry. Introduction by competitors of comparable products at lower price points, a maturing product lifecycle, a decline in consumer spending, or other factors could result in a decline in our revenue derived from our Forme Studio equipment, which may have a material adverse effect on our business, financial condition, and results of operations. Sales of our Forme Studio equipment currently account for substantially all of our revenue, accounting for approximately 99% of revenue in 2021. As a result, any meaningful decline in sales of our Forme Studio equipment would materially and adversely affect our business, financial condition, and results of operations.

Our membership revenue is dependent on our ability to sell our Forme Studio equipment.

Our customer acquisition model is generally initiated upon the sale to customers and installation of our Forme Studio or Forme Studio Lift, with additional revenue generated from sales of memberships and health coaching services. While members are invited to gain access to our basic VOD membership upon purchase of the Forme Studio or Forme Studio Lift through an account creation process, they can cancel their membership at any time. We do not currently offer memberships to the Forme platform independent of purchases of our Forme Studio or Forme Studio Lift. As a result, our membership and health coaching revenue is dependent on our ability to sell our Forme Studio equipment and to engage and retain members to use our services on an ongoing basis thereafter. If we are unable to expand sales of our Forme Studio equipment or to engage new members or to maintain and expand our member base, our business, financial condition, and results of operations may suffer.

Our results of operations could be adversely affected if we are unable to accurately forecast consumer demand for our products and services and adequately manage our inventory.

To ensure adequate inventory supply, we must forecast inventory needs and expenses and place orders sufficiently in advance with our suppliers and manufacturers, based on our estimates of future demand for particular products and services. Failure to accurately forecast our needs, and any concomitant failure to place sufficient orders, may result in manufacturing delays or increased costs. Our ability to accurately forecast demand could be affected by many factors, including changes in consumer demand for our products and services, changes in demand for the products and services of our competitors, unanticipated changes in general market conditions, and the weakening of economic conditions or consumer confidence in future economic conditions. This risk may be exacerbated by the fact that we may not carry a significant amount of inventory and may not be able to satisfy short-term demand increases. If we fail to accurately forecast consumer demand, we may experience excess inventory levels or a shortage of products available for sale.

Inventory levels in excess of consumer demand may result in inventory write-downs or write-offs and the sale of excess inventory at discounted prices, which would cause our gross margins to suffer and could impair the strength and premium nature of our brand. Further, lower than forecasted demand could also result in excess manufacturing capacity or reduced manufacturing efficiencies, which could result in lower margins. Conversely, if we underestimate consumer demand, our suppliers and manufacturers may not be able to deliver products to meet our requirements or we may be subject to higher costs in order to secure the necessary production capacity. An inability to meet consumer demand and delays in the delivery of our products to our members could result in an increased rate of order cancellations, reputational harm and damaged member relationships and could have an adverse effect on our business, financial condition, and results of operations.

If we are unable to sustain competitive pricing levels for our connected fitness hardware products and memberships to the Forme platform, our business could be adversely affected.

We compete with products and services that are generally sold at lower prices. If we are unable to sustain competitive pricing levels for our connected hardware products, including Forme Studio and Forme Studio Lift, and our membership and health coaching services, whether due to consumer sentiment and spending power, competitive pressure or otherwise, our financial results and cash flow could be significantly reduced. Further, our decisions around the development of new products and services are partly based on assumptions about pricing levels. If there is price compression in the market after these decisions are made, it could have a negative effect on our business. In addition, while we believe we offer high-quality, differentiated products and services, our pricing levels may be higher than those of our competitors. Our ability to maintain our pricing levels depends on several factors, including our brand recognition, product design and technology features and quality, innovative content, and public perception of our company. If we are unable to sustain our pricing levels due to these or other factors, our ability to attract new members and our business, financial condition, and results of operations could be harmed.

Changes in how we market our products and services could adversely affect our marketing expenses and membership levels.

We use a broad mix of marketing and other brand-building measures to attract members. We use online advertising, including through native advertising and social media influencers, as well as third-party social media platforms, as marketing tools. As online and social media platforms continue to rapidly evolve or grow more competitive, we must continue to maintain a presence on these platforms and establish a presence on new or emerging popular social media and advertising and marketing platforms. Moreover, as we expand and as competition for customers increases in the industry, we may experience increased marketing expenses. If we cannot cost effectively use these marketing tools or if we fail to promote our products and services efficiently and effectively, our ability to acquire new members, maintain or increase membership levels and our financial condition may suffer. In addition, an increase in the use of online, social media, or any other marketing channels for product promotion and marketing may increase the burden on us to monitor compliance of such materials and increase the risk that such materials could contain problematic product or marketing claims, or otherwise violate applicable laws or regulations.

The market for our products and services is still in the early stages of growth and if the market does not continue to grow, grows more slowly than we expect, or fails to grow as large as we expect, or if our products and services do not gain market acceptance, our business, financial condition, and results of operations may be adversely affected.

The smart home gym and connected fitness market is relatively new, rapidly growing, largely unproven, and it is uncertain whether this market will achieve or sustain high levels of demand and achieve wide market acceptance. In addition, while we experienced some positive impact on demand for our product, as a result of the COVID-19 pandemic, we cannot predict the potential impact on our business as the pandemic continues to evolve. Our success depends substantially on the willingness of consumers to widely adopt our products and services. To be successful, we will have to make significant investments in the education of consumers about our products and services and provide quality products, content, member experience that is superior to the products, content, and experiences provided by our competitors. Additionally, the fitness and wellness market is heavily saturated, and the demand for and market acceptance of new products and services in the market is uncertain. We cannot assure you that the connected fitness market will continue to develop, that the public’s interest in smart home gym and connected fitness will continue, or that our products and services will be widely adopted.

It is difficult to predict the future growth rates, if any, and size of the smart home gym and connected fitness market, and growth forecasts are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. The forecasts in this prospectus relating to the expected growth in the smart home gym and connected fitness market, including internally developed estimates, may prove to be inaccurate. Even if the market experiences the forecasted growth described in this prospectus, we may not grow our business at a similar rate, or at all. Our growth is subject to many factors, including our success in implementing our business strategy, which is subject to many risks and uncertainties. Accordingly, the forecasts of market growth included in this prospectus should not be taken as indicative of our future growth. If our market does not develop, develops more slowly than expected, or becomes saturated with competitors, or if our products and services do not achieve market acceptance, our business, financial condition, and results of operations could be adversely affected.

Our revenue could decline if members are no longer able to finance their purchases of our products due to changes in credit markets and decisions made by credit providers.

Historically, a significant percentage of our members have financed their purchase of our Forme Studio equipment through third-party credit providers with whom we have existing relationships. If we are unable to maintain our relationships with our financing partners, there is no guarantee that we will be able to find replacement partners who will provide our members with financing on similar terms, and our ability to sell our Forme Studio equipment may be adversely affected. Further, reductions in consumer lending and the availability of consumer credit could limit the number of customers with the financial means to purchase our products. Higher interest rates could increase our costs or the monthly payments for our products financed through other sources of consumer financing. In the future, we cannot be assured that third-party financing providers will continue to provide consumers with access to credit or that available credit limits will not be reduced. Such restrictions or reductions in the availability of consumer credit, or the loss of our relationship with our current financing partners, could have an adverse effect on our business, financial condition, and results of operations.

We may be unable to attract and retain members, which could have an adverse effect on our business and rate of growth.

Our business and revenue growth is dependent on our ability to continuously attract and retain members, and we cannot be sure that we will be successful in these efforts, or that member retention levels will not materially decline. There are a number of factors that could lead to a decline in member levels or that could prevent us from increasing our member levels, including:

•	our failure to introduce new products and services, including related equipment and accessories, programs, content, classes, features and technologies, that members find engaging and compelling;

•	our introduction of new products, content, or services, or changes to existing products, content, and services that are not favorably received;

•	harm to our brand and reputation;

•	pricing and perceived value of our offerings;

•	our inability to deliver quality products, content, and services;

•	our members engaging with the products and services of our competitors;

•	interruptions or disruptions preventing rapid and reliable access to our content and services or otherwise affecting the member experience;

•	members being unsatisfied with the delivery, installation, or service of our Forme Studio equipment;

•	a decline in the public’s interest in home fitness workouts, or other fitness disciplines we invest or decide to invest in; and

•	deteriorating general economic conditions or a change in consumer spending preferences or buying trends.

Additionally, further expansion into international markets such as Canada, the United Kingdom, and Europe will create new challenges in attracting and retaining members that we may not successfully address. As a result of these factors, we cannot be sure that our member levels will be adequate to maintain or permit the expansion of our operations. A decline in member levels could have an adverse effect on our business, financial condition, and results of operations.

If we are unable to attract or otherwise access health coaches and personal trainers, and fitness instructors to produce and provide fitness content and services on our platform, our business, financial condition, and results of operations could be harmed.

Our business depends in part on our ability to attract and access qualified trainers and fitness instructors to produce and provide fitness content and services on our platform. For example, during the COVID-19 pandemic, we have experienced decreased access to fitness instructors due to social distancing and other restrictions imposed, which in turn impacted our ability to produce new fitness content in the volume we had originally anticipated. In addition, trainers and fitness instructors may become dissatisfied with our brand, products, services, programs, and/or benefits. If we are unable to access trainers and fitness instructors due to these or similar occurrences, or due to competition or other reasons, it would harm our ability to produce and provide fitness content on our platform, which in turn could materially and adversely affect our business, financial condition, and results of operations.

If we fail to cost-effectively attract, recruit, and retain qualified health coaches, personal trainers, and fitness instructors, our business would be materially and adversely affected.

Our business depends in part on our ability to cost-effectively access, attract, recruit, and retain qualified trainers and fitness instructors. Competition for qualified trainers and fitness instructors is intense and may increase due to various factors beyond our control. For example, the easing of COVID restrictions in the past year resulted in more people returning to traditional gyms and in-person fitness, resulting in increased demand for trainers and fitness instructors. As a result, we experienced increased competition for such personnel in the past year. Our competitors may attempt to compete for trainers and fitness instructors on the basis of providing a more compelling platform or more lucrative earning opportunities. In addition, we may experience complaints, negative publicity, strikes, or other work stoppages that could dissuade potential candidates from joining our company.

In addition, most of the fitness instructors who are featured in our On-Demand content, as well as other content production providers with whom we work, are independent contractors and the classification of any of our independent contractors may be subject to challenge. Our use of independent contractors for content production activities fluctuates depending on production volume and schedule. Further, certain jurisdictions may adopt laws and regulations seeking to limit the scope of individuals who may be appropriately classified as independent contractors and instead seek to classify them as employees. If we are required to classify our independent contractors as employees, we would need to adapt our employment model accordingly. We may face specific risks relating to our ability to onboard fitness instructors as employees, our ability to partner with third-party organizations to source trainers and fitness instructors, and our ability to effectively utilize employee trainers and fitness instructors to meet customer demand.

Changes in certain laws and regulations, including immigration, labor and employment laws, occupational licensure regulations or background check requirements, may result in a change in the pool of qualified trainers and fitness instructors, which may result in increased competition for such personnel or higher costs of recruitment, operation and retention. Other factors outside of our control, such as the COVID-19 pandemic, may also reduce the number of trainers and fitness instructors on the Forme platform or impact our ability to onboard new trainers and fitness instructors. If we fail to attract qualified trainers and fitness instructors on favorable terms, or lose qualified trainers and fitness instructors to our competitors, we may not be able to meet customer demand or maintain competitive pricing for our personal training, health coaching, and fitness programs and classes, and our business, financial condition, and results of operations could be adversely affected.

If we fail to cost-effectively attract new members, or to increase utilization of the Forme platform from existing members, our business, financial condition, and results of operations could be harmed.

Our success depends in part on our ability to cost-effectively attract new members, retain existing members and increase membership rates of the Forme platform. Members have a wide variety of fitness options, including at-home fitness equipment and content, fitness clubs, in-studio fitness classes, in-person personal training, and health and wellness apps. To expand our member base, we must have the ability to appeal to individuals who have historically used other methods of personal fitness and training or who have not previously used personal fitness and training or regularly exercised. Our reputation, brand, and ability to build trust with existing and new members may be adversely affected by complaints and negative publicity about us, our offerings, our pricing and policies, trainers and fitness instructors on the Forme platform, or our competitors, even if factually incorrect or based on isolated incidents. Further, if existing and new members do not perceive the services provided by trainers and fitness instructors on the Forme platform to be helpful, effective, engaging, or affordable, or if we fail to offer compelling offerings, services, content, and features on the Forme platform, we may not be able to attract or retain members or to increase their utilization of the Forme platform. If we fail to continue to grow our member base, retain existing members, or increase the overall utilization of the Forme platform by existing members, our business, financial condition, and results of operations could be adversely affected.

Changes to our pricing methodologies or business model could adversely affect our ability to attract or retain members as well as qualified trainers and fitness instructors.

Many factors, including operating costs, legal, and regulatory requirements or constraints and our current and future competitors’ pricing and marketing strategies, could significantly affect our pricing strategies. Certain of our competitors offer, or may in the future offer, lower-priced or a broader range of offerings. Similarly, certain competitors may use marketing strategies that enable them to attract or retain customers as well as qualified trainers and fitness instructors at a lower cost than us. We may reduce our membership and other pricing for members, increase the compensation we pay to trainers and fitness instructors, increase our marketing and other expenses, or otherwise modify our business model to attract and retain members, as well as qualified trainers and fitness instructors in response to competitive pressures. Furthermore, local regulations may affect our pricing in certain geographic locations, which could amplify these effects. For example, state and local laws and regulations may impose minimum earnings standards for trainers and fitness instructors, which in turn may cause us to revise our pricing methodology in certain markets. We have from time to time modified existing, or implemented new, pricing methodologies and strategies, which may not prove effective. Any of the foregoing actions may not ultimately be successful, and in turn could cause our business, financial condition, and operating results to suffer.

As many of the individuals who develop, provide, or produce content on our platform are independent contractors, any challenge to, or determination that, such individuals should be classified as employees versus independent contractors, could affect our business model and pricing methodologies. We have also launched, and may in the future launch, certain changes to the rates and fee structure for trainers and fitness instructors on the Forme platform, which may not ultimately be successful. Our assessments of the impact of any changes in our pricing methodologies or business model may not be accurate and we could be underpricing or overpricing our offerings. In addition, if the offerings on the Forme platform change, then we may need to revise our pricing methodologies. As we continue to develop and launch new product and service offerings, such as Forme Studio Lift, factors such as maintenance, customer financing, and supply chain efficiency may affect our pricing methodologies. Any such changes to our pricing methodologies or our ability to efficiently price our offerings could adversely affect our business, financial condition, and results of operations.

If we are unable to anticipate consumer preferences and successfully develop and introduce new, innovative, and updated products and services in a timely manner or effectively manage the introduction of new or enhanced products and services, our business may be adversely affected.

Our success in maintaining and increasing our member base depends on our ability to identify and originate trends as well as to anticipate and react to changing consumer demands in a timely manner. Our products and services are subject to changing consumer preferences that cannot be predicted with certainty. If we are unable to introduce new or enhanced offerings in a timely manner, our competitors may introduce similar offerings faster than us, which could result in our new or enhanced offerings not being accepted by our members and negatively affect our rate of growth. Moreover, our new offerings may not receive consumer acceptance as preferences could shift rapidly to different types of fitness and wellness offerings or away from these types of offerings altogether, and our future success depends in part on our ability to anticipate and respond to these changes. Failure to anticipate and respond in a timely manner to changing consumer preferences could lead to, among other things, lower membership rates, lower sales, pricing pressure, lower gross margins, discounting of our existing Forme Studio equipment, and excess inventory levels. Even if we are successful in anticipating consumer preferences, our ability to adequately react to and address them will partially depend upon our continued ability to develop and introduce innovative, high-quality offerings. Development of new or enhanced products and services may require significant time and financial investment, which could result in increased costs and a reduction in our profit margins. For example, we have historically incurred higher levels of sales and marketing expenses accompanying each product and service introduction.

Moreover, we must successfully manage introductions of new or enhanced products and services, which could adversely impact the sales of our existing products and services. For instance, consumers may decide to purchase new or enhanced products and services instead of our existing products and services, which could lead to excess product inventory and discounting of our existing products and services.

Our success depends on our ability to develop and maintain the value and reputation of the Forme brand.

We believe that developing and maintaining our brand recognition and image is important to attracting and retaining members. Developing and maintaining our brand depends largely on the success of our marketing efforts, ability to provide consistent, high-quality products, services, features, content, and support to our members. We believe that the importance of our brand will increase as competition further intensifies and brand promotion activities may require substantial expenditures. Our brand could be harmed if we fail to achieve these objectives or if our public image were to be tarnished by negative publicity. Unfavorable publicity about us, including our products, services, technologies, customer service, content, personnel, and suppliers, or similar incidents involving our competitors in the smart home gym and smart home gym and connected fitness industry, could diminish confidence in, and the use of, our products and services. Such negative publicity also could have an adverse effect on the size, engagement and loyalty of our member base and result in decreased revenue, which could have an adverse effect on our business, financial condition, and results of operations.

We also sell the Forme platform to commercial and wellness customers, which exposes us to additional business and financial risks. In addition, if we fail to successfully expand our commercial and corporate wellness business, it could negatively impact our ability to grow our business and gain market share.

We also sell the Forme platform to commercial and wellness customers. For example, we are actively installing Forme Studios in hotels, resorts, and other commercial environments such as boutique hotels, luxury apartments, and private condominiums, as well businesses with which we establish corporate wellness partnerships for the benefit of their employees. For commercial customers, we typically sell our connected hardware products with a three-year content membership paid up front, plus we offer an extended warranty program. In addition, many of the risks associated with our individual members are often exacerbated or heightened in the commercial or corporate environment. For example, the equipment we install at these locations may be used more frequently and by a larger group of users, which may increase the rate of wear and tear or the risk of product malfunction or injury in connection with the use of our equipment. This in turn could expose us to liability claims, warranty expense, and damage to our brand and reputation, among other risks, any of which could harm our reputation, business, financial condition, and results of operations. If we fail to successfully expand our commercial and corporate wellness business, it could harm our ability to grow our business, gain market share, and expand our brand.

We have limited operating experience at our current scale of operations. If we are unable to manage our growth effectively, our brand, company culture, and financial performance may suffer.

We have expanded our operations rapidly and have limited operating experience at our current scale of operations. For example, we commenced commercial delivery of the Forme Studio in July 2021, launched our Live 1:1 personal training service in July 2022, and delivered our Forme Studio Lift in August 2022. As we continue our transition from initial product development to mass production and commercial shipment of our products, we have experienced, and may in the future experience, adjustments in our business operations and headcount. For example, as a result of completing development and commencing mass production of the Forme Studio Lift and in response to economic headwinds, we reduced the size of our engineering team in 2022 and expect to continue to reallocate our personnel resources to support our ongoing product development efforts while also increasing our focus on marketing and sales and building our brand. As a result, we expect our headcount to fluctuate in the near term but to grow over the longer term as we continue to grow our business and expand our target markets. Further, we expect that our business and operations will become increasingly complex as we grow our business. To effectively manage and capitalize on our growth, we must continue to expand our sales and marketing, focus on innovative product and content development, and upgrade our management information systems and other processes. Our continued growth could strain our existing resources, and we could experience ongoing operating difficulties in managing our business, including difficulties in hiring, training, and managing a diffuse and growing employee base. Failure to scale and preserve our company culture with growth could harm our future success, including our ability to retain and recruit personnel and to effectively focus on and pursue our corporate objectives. Moreover, the vertically integrated nature of our business, where we design and develop our own Forme Studio equipment and accessories, and software, produce original fitness and wellness programming, recruit, train, and educate personal trainers, sell our products exclusively through our own sales teams, retail locations, and e-commerce site, and coordinate the delivery, installation, and service of our Forme Studio equipment with our third-party logistics providers, exposes us to risk and disruption at many points that are critical to successfully operating our business and may make it more difficult for us to scale our business. For example, we utilize both air and ocean shipment for our Forme Studio equipment and our limited history with commercial shipment of our products has in the past, and may in the future, result in delays in delivery and installation. If we do not adapt to meet these evolving challenges, or if our management team does not effectively scale with our growth, we may experience erosion to our brand, the quality of our products and services may suffer, and our company culture may be harmed.

Because we have a limited history operating our business at its current scale, it is difficult to evaluate our current business and future prospects, including our ability to plan for and model future growth. Our limited operating experience at this scale, combined with the rapidly evolving nature of the market in which we sell our products and services, substantial uncertainty concerning how these markets may develop, and other economic factors beyond our control, reduces our ability to accurately forecast quarterly or annual revenue. Failure to manage our future growth effectively could have an adverse effect on our business, financial condition, and results of operations.

If we are unable to successfully expand our retail showroom footprint, it could adversely affect our ability to expand our business.

Our growth strategy contemplates a significant increase in our advertising and other marketing spending and expanding our retail locations and showroom presence. We currently have two retail locations. We cannot assure you that these retail locations or showrooms or that future retail locations or showrooms will generate revenue and cash flow. Further, our current retail locations and showrooms are leased, and we expect any future showrooms will be leased, pursuant to multi-year short-term leases, and our ability to negotiate favorable terms on an expiring lease or for a lease renewal option may depend on factors that are not within our control. Successful implementation of our growth strategy will require significant expenditures before any substantial associated revenue is generated and we cannot guarantee that these increased investments will result in corresponding and offsetting revenue growth.

If our marketing efforts are not effective, our ability to grow our business and maintain or expand our market share could suffer.

Maintaining and promoting awareness of the Forme platform is important to our ability to retain existing, and to attract new, customers. To facilitate our future growth and profitability, we are investing in our advertising, promotion, public relations, and marketing programs. These brand promotion activities may not yield increased revenue and the efficacy of these activities will depend on a number of factors, including our ability to do the following:

•	select the right markets, media, and media vehicles in which to advertise;

•	identify the most effective and efficient level of spending in each market, media, and media vehicle; and

•	effectively manage marketing costs, including creative and media expenses, to maintain acceptable customer acquisition costs.

We may adjust or re-allocate our advertising spend across channels, product verticals, and geographic markets to optimize the effectiveness of these activities. We expect to increase advertising spend in future periods to continue driving our growth.

Implementing new marketing and advertising strategies also could increase the risk of devoting significant capital and other resources to endeavors that do not prove to be cost effective or provide a meaningful return on investment. We also may incur marketing and advertising expenses significantly in advance of recognizing revenue associated with such expenses and our marketing and advertising expenditures may not generate sufficient levels of brand awareness or result in increased revenue. Even if our marketing and advertising expenses result in increased sales, the increase might not offset our related expenditures. If we are unable to maintain our marketing and advertising channels on cost-effective terms or replace or supplement existing marketing and advertising channels with similarly or more effective channels, our marketing and advertising expenses could increase substantially, our brand, business, financial condition, and results of operations could suffer.

Our products and services may be affected from time to time by design and manufacturing or other defects that could adversely affect our business and result in harm to our reputation.

We offer complex hardware and software products and services that can be affected by design and manufacturing or other defects, errors, and bugs. Sophisticated operating system software and applications, such as those included in our products, often have issues that can unexpectedly interfere with the intended operation of hardware or software products. Defects may also exist in components or parts that we source from third parties. Any such defects could make our products and services unsafe, create a risk of environmental or property damage and personal injury, and subject us to the hazards and uncertainties of product liability claims, regulatory investigations, and related litigation. We have in the past and may in the future experience these defects and similar issues in our products. If any of our products have reliability, quality, or safety problems, we may not be able to successfully correct these problems in a timely manner or at all.

There can be no assurance that we will be able to detect and fix all issues and defects in the products, software, and services we offer. Failure to do so could result in widespread technical and performance issues affecting our products and services, damage our reputation, result in customer warranty or return claims, and deter customers from purchasing our products. In addition, these defects, errors, or bugs could interrupt or delay sales and revenue. If any defects or issues are not discovered until after we have commenced commercial production of a new product, we may incur significant additional development costs and product recall, repair or replacement costs. In addition, from time to time we may experience outages, service slowdowns, or errors that affect our fitness and wellness programming. As a result, our services may not perform as anticipated and may not meet customer expectations. Further, quality problems could adversely affect the experience for users of our products and services, and result in harm to our reputation, loss of competitive advantage, poor market acceptance, reduced demand for our products and services, delay in new product and service introductions, and lost revenue. Any of the foregoing could harm our ability to retain existing members and attract new customers, and could adversely affect our business, financial condition, and results of operations.

Service interruptions, outages, technical or performance issues, or similar events, including those related to, or caused by, defects or similar issues in our products and services, may result in claims against us and may cause us to incur significant additional expense to address these issues, and our liability insurance may not be adequate to cover any or all such costs.

Service interruptions, outages, technical and performance issues, or similar events affecting our products and services, including those related to, or caused by, defects or similar issues in our products and services, may result in claims against us by our members or others. For example, we have received claims in the past, including in the past year, and while such claims have not had a significant impact on our results of operations, we may be subject to future claims, which could have a material and adverse impact on our business, financial condition, and results of operations.

We maintain general liability insurance; however, design and manufacturing defects, and claims related thereto, may subject us to judgments or settlements that result in damages materially in excess of the limits of our insurance coverage. In addition, we may be exposed to recalls, product replacements or modifications, write-offs of inventory, property, plant and equipment, or intangible assets, and significant warranty and other expenses such as litigation costs and regulatory fines. If we cannot successfully defend any large claim, maintain our general liability insurance on acceptable terms, or maintain adequate coverage against potential claims, our financial results could be adversely impacted.

We may be subject to warranty claims that could result in significant direct or indirect costs, or we could experience greater returns than expected, either of which could have an adverse effect on our business, financial condition, and results of operations.

We generally provide a 12-month limited warranty on our Forme Studio and Forme Studio Lift. The occurrence of any defects or other warranty claims for which we have a legal obligation could make us liable for damages and warranty claims in excess of our current reserves, which could result in an adverse effect on our business prospects, liquidity, financial condition, and cash flows if warranty claims were to materially exceed anticipated levels. In addition, we could incur significant costs to correct any defects, warranty claims, or other problems, including costs related to product recalls. Any negative publicity related to the perceived quality and safety of our products could affect our brand image, decrease consumer and member confidence and demand, and adversely affect our business, financial condition, and results of operations. Moreover, certain other companies within our industry have in the past, and may in the future, received reports of injuries related to the use of their products and services and issued product recalls. Such activity by other companies within our industry, and the associated negative publicity, may be seen as characteristic of participants in our industry and may therefore harm the reputation of all participants in our industry, including us. Also, warranty claims may result in litigation, the occurrence of which could have an adverse effect on our business, financial condition, and results of operations.

In addition to warranties supplied by us, we also offer the option for members to purchase third-party extended warranty and services contracts and accidental protection coverage. Extended warranties are regulated in the United States on a state level and are treated differently by state. Outside the United States, regulations for extended warranties vary from country to country. In addition, changes in interpretation of the insurance regulations or other laws and regulations concerning warranties, whether limited, full, extended, or implied, on a federal, state, local, or international level may cause us to incur costs or have additional regulatory requirements to meet in the future. Our failure to comply with past, present, and future similar laws regarding warranties on our products, whether express or implied, could result in reduced sales of our products, reputational damage, litigation, penalties, and other sanctions, which could have an adverse effect on our business, financial condition, and results of operations.

The failure or inability of our contract manufacturers to comply with the specifications and requirements of our products could result in a product recall, which could adversely affect our reputation and subject us to significant liability should the use of any of our products cause or be claimed to cause physical harm.

All of our products are manufactured by independent third-party contract manufacturers. We do not have long-term contracts with our third-party contract manufacturers, and instead, order from these manufacturers on a purchase order basis. Under certain circumstances, we may be required to, or may voluntarily, recall or withdraw products.

A widespread recall or withdrawal of any of our products may negatively and significantly impact our sales and profitability for a period of time and could result in significant losses depending on the costs of the recall, destruction of product inventory, reduction in product availability, and reaction of competitors and consumers. We may also be subject to claims or lawsuits, including class actions lawsuits (which could significantly increase any adverse settlements or rulings), resulting in liability for actual or claimed injuries or death. Any of these events could adversely affect our business, financial condition and results of operations. Even if a product liability claim or lawsuit is unsuccessful or is not fully pursued, the negative publicity surrounding any assertion that our products caused physical harm could adversely affect our reputation with existing and potential consumers and its corporate and brand image. Moreover, claims or liabilities of this sort might not be covered by insurance or by any rights of indemnity or contribution that we may have against others. A product liability judgment against us or a product recall could adversely affect our business, financial condition and results of operations.

If we fail to offer high-quality member support, our business and reputation will suffer.

We currently work with third-party logistics providers to handle shipment and delivery of our connected fitness hardware products, including the Forme Studio and Forme Studio Lift. Our third-party logistics providers also facilitate white glove installation services of our products. Our in-house field operations team is responsible for training our third-party logistics providers on how to safely and correctly install our products, coordinating shipment and delivery matters, and communicating with our members throughout the entire pre-installation process. We do not have any minimum or long-term binding commitments with our third-party logistics providers and are generally billed upon shipment of the freight and believe alternative third-party logistics services would be available if needed. Our members also rely on our member support services to resolve any issues related to the use of our Forme Studio equipment and platform. Providing a high-quality member experience is vital to our success in generating word-of-mouth referrals to drive sales and for retaining existing members. The importance of high-quality support will increase as we expand our business and introduce new products and services. If we do not help our members quickly resolve issues and provide effective ongoing support, our reputation may suffer and our ability to retain and attract members, or to sell additional products and services to existing members, could be harmed.

We rely on access to production studios, crews, and equipment and the creativity of our fitness instructors, third parties, and a network of independent contractors to generate and produce the content on our platform. If we are unable to access these resources or if we are unable to attract and retain high-quality and innovative fitness instructors or other content production providers, we may not be able to generate interesting and attractive content for our platform.

We offer fitness and wellness content on our platform that is produced by our in-house team located in Los Angeles, California and by contracting seasoned content production and creative professionals. Due to our reliance on a limited number of studios in a concentrated location, any incident involving our studios, or affecting Southern California generally, could render our studios inaccessible or unusable and could inhibit our ability to produce and deliver new fitness and wellness content for our members. Production of the fitness and wellness content on our platform is further reliant on the creativity of our fitness instructors who, with the support of the content production team, plan and record our VOD content. Most of the fitness instructors who provide content for our On-Demand services are independent contractors. In addition, we also bid out our content production work, including lighting, direction, and sound, to a network of independent contractors. Once engaged, these contractors typically work on a day rate basis until the contracted-for content shoot is complete. If we are unable to attract or retain creative and experienced instructors or other content production providers, we may not be able to generate content on a scale or of a quality sufficient to grow our business. If we fail to produce and provide our members with interesting and attractive content led by instructors who they can relate to, then our business, financial condition, and results of operations may be adversely affected.

Our growth will depend in part on our ability to develop and expand our strategic and commercial relationships with companies across the fitness, wellness, hospitality, fashion, sports and design industries.

We have developed, and intend to continue to develop and expand, collaborations with companies across the fitness, wellness, hospitality, fashion, sports, and design industries. Our current and potential partners include international hotel chains, celebrity trainers, interior designers, celebrity stylists, and boutique fitness clubs. These strategic relationships tend to be focused on generating awareness of our brand by accessing audiences and followings and educating them regarding our products and services. If these arrangements do not continue to result in an increase in the number of customers and revenue, our business may be harmed.

The loss of a partnership could harm our results of operations, damage our reputation, increase pricing and promotional pressures from other partners and distribution channels, or increase our marketing costs. If we are not successful in maintaining existing and creating new relationships with any of these third parties, or if we encounter technological, content licensing, or other impediments to our development of these relationships, our ability to grow our business could be adversely impacted.

If we fail to obtain and retain high-profile strategic relationships, or if the reputation of any of these parties is impaired, our business may suffer.

A principal component of our marketing program and employee retention and recruitment has been to develop relationships with highly qualified and high-profile persons to help us extend the reach of our brand. Although we have relationships with well-known individuals in this manner, we may not be able to attract and build relationships with new persons in the future. In addition, if the actions of these parties were to damage their or our reputation, our relationships may be less attractive to our current or prospective customers. Any of these failures by us or these parties could materially and adversely affect our business, financial condition, and results of operations.

We face risks, such as unforeseen costs and potential liability in connection with content we acquire, produce, license and/or distribute through our service.

As a creator and distributor of fitness and wellness content, we face potential liability for negligence, copyright and trademark infringement, or other claims based on the nature and content of materials that we acquire, produce, license and/or distribute. We also may face potential liability for content used in promoting our service, including marketing materials. We are devoting more resources toward the development, production, marketing and distribution of our fitness and wellness content. We believe that original content can help differentiate our service from other offerings, enhance our brand and otherwise attract and retain members. To the extent our fitness and wellness content does not meet our expectations, in particular, in terms of costs, usage, and popularity, our business, including our brand and results of operations may be adversely impacted. As we expand our fitness and wellness content, we continue to be responsible for production costs and other expenses. We also take on risks associated with production, such as completion and key talent risk with respect to our trainers and fitness instructors, which risks have been heightened during COVID-19. We also contract with third parties related to the development, production, marketing and distribution of our fitness and wellness content. We may face potential liability or may suffer significant losses in connection with such arrangements, including, but not limited to, if such third parties violate applicable law, become insolvent or engage in fraudulent behavior. To the extent we license rights of our fitness and wellness content to third parties, we could become subject to product liability, intellectual property or other claims related to such merchandise. We may decide to remove content from our service, not to place licensed or produced content on our service, or discontinue or alter production of our original content if we believe such content might not be well received by our members, or could be damaging to our brand or business. To the extent we, in the future, do not accurately anticipate costs or mitigate risks, including for content that we produce but ultimately does not appear on or is removed from our service, or if we incur liability for content we acquire, produce, license and/or distribute, our business may suffer. Litigation to defend these claims could be costly and the expenses and damages arising from any liability or unforeseen production risks could harm our results of operations. We may not be indemnified against claims or costs of these types and we may not have insurance coverage for these types of claims.

Apeiron Investment Group Ltd. and its affiliates, and block.one Investments 1, each own a significant percentage of our common stock, will be able to exert significant influence over matters subject to stockholder approval and may have interests that conflict with those of our other stockholders.

Apeiron Investment Group Ltd. and its affiliates (“Apeiron”) and block.one Investments 1 (“block.one”), each beneficially owns approximately 25.4% and 21.6%, respectively, of the voting power of our outstanding common stock as of August 31, 2022 on an as-converted basis. As such, each of Apeiron and block.one has the ability to substantially influence us through this ownership positions, and could discourage others from initiating any potential merger, takeover or other change of control transaction that may otherwise be beneficial to our stockholders. For example, each of Apeiron or block.one, acting together with one another or with a small number of our other large stockholders, will be able to control elections of directors, amendments of our organizational documents or approval of any merger, amalgamation, sale of assets or other major corporate transaction. Any transferees or successors of all or a significant portion of Apeiron’s or block.one’s ownership in us will be able to exert a similar amount of influence over us through their ownership position.

Apeiron’s and block.one’s interests may not always coincide with our corporate interests or the interests of our other stockholders, and each may exercise its voting and other rights in a manner with which you may not agree or that may not be in the best interests of our other stockholders. So long as Apeiron or block.one continue to own a significant portion of our outstanding voting securities, each of them will continue to have considerable influence in all matters that are subject to approval by our stockholders and will be able to strongly influence our other decisions.

Risks Related to Suppliers, Manufacturers, and Other Ecosystem Partners

We rely on a limited number of suppliers, manufacturers, and logistics partners for our Forme Studio equipment. A loss of any of these partners could negatively affect our business.

We rely on a limited number of suppliers to manufacture, transport, and install our Forme Studio equipment, which exposes to supply chain and other risks. We have previously experienced, and may experience in the future, production, shipping, or logistical constraints that cause delays. Although we believe we have redundancy and alternatives for the manufacturers and suppliers for the key components of our products, our reliance on a limited number of manufacturers for the components and parts for our Forme Studio equipment and the geographic concentration among our suppliers increase our supply chain risk. In addition, we do not have long-term binding commitments with any of our manufacturers and suppliers and instead operate on a purchase order basis. Therefore, we have no guarantee that they will continue to manufacture or supply products or components for us on an ongoing basis. In the event of interruption from any of our manufacturers, we may not be able to replace or increase capacity from other sources or develop alternate or secondary sources without incurring material additional costs and substantial delays. Furthermore, our manufacturing partners’ primary facilities are located in Taiwan. Thus, our business could be adversely affected if one or more of our suppliers is impacted by a natural disaster or other interruption at a particular location. Such suppliers also have experienced, and may continue to experience, production, shipping, or logistical constraints arising from the COVID-19 pandemic.

Our suppliers and partners have no obligation to continue to accept purchase orders from us, and we may be unable to get them to accept additional orders or engage an alternate manufacturer on terms that are acceptable to us, which may undermine our ability to deliver our products to members in a timely manner. For example, it may take a significant amount of time to identify a manufacturer that has the capability and resources to build our Forme Studio equipment to our specifications in sufficient volume. Identifying suitable suppliers, manufacturers, and logistics partners is an extensive process that requires us to become satisfied with their quality control, technical capabilities, responsiveness and service, financial stability, regulatory compliance, and labor and other ethical practices. Accordingly, a loss of any of our significant suppliers, manufactures, or logistics partners could have an adverse effect on our business, financial condition, and results of operations.

We have limited control over our suppliers, manufacturers, and logistics partners, which may subject us to significant risks, including the potential inability to produce or obtain quality products and services on a timely basis or in sufficient quantity.

We have limited control over our suppliers, manufacturers, and logistics partners, which subjects us to risks, such as the following:

•	inability to satisfy demand for our Forme Studio equipment;

•	limited control over delivery timing and product reliability;

•	limited ability to monitor the manufacturing process and components or parts used in our Forme Studio equipment;

•	limited ability to develop comprehensive manufacturing specifications that take into account any materials shortages or substitutions;

•	variance in the manufacturing capability of our third-party manufacturers;

•	price increases;

•	failure of a significant supplier, manufacturer, or logistics provider to perform its obligations to us for technical, market, or other reasons;

•	variance in the quality of the delivery and installation services provided by our third-party logistics providers;

•	difficulties in establishing additional supplier, manufacturer, or logistics partner relationships if we experience difficulties with our existing suppliers, manufacturers, or logistics providers;

•	shortages of materials or components or parts included in our Forme Studio equipment;

•	misappropriation of our intellectual property;

•	exposure to natural catastrophes, political unrest, terrorism, labor disputes, and economic instability;

•	changes in local economic conditions in the jurisdictions where our suppliers, manufacturers, and logistics providers are located;

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the imposition of new laws and regulations, including those relating to labor conditions, quality and safety standards, imports, duties, tariffs, taxes, and other charges on imports, as well as trade restrictions and restrictions on currency exchange or the transfer of funds; and insufficient warranties and indemnities on components and parts supplied to or by our manufacturers or in connection with performance by our providers.

In addition, we do not have long-term binding commitments with any manufacturers and suppliers and instead operate on a purchase order basis. We also rely on our logistics partners, including our warehouse and delivery partners, to complete a substantial percentage of our deliveries to members, with the rest of the deliveries handled by our own white glove delivery and installation team. Our primary delivery and installation partner relies on a network of independent contractors to perform delivery and installation services for us in many markets. If any of these independent contractors, or the delivery and installation partner as a whole, do not perform their obligations or meet the expectations of us or our members, our reputation and business could suffer.

The occurrence of any of these risks, especially during periods of peak demand, could cause us to experience a significant disruption in our ability to produce and deliver our products to our members.

Increases in component and equipment costs, long lead times, supply shortages, and supply changes could disrupt our supply chain and negatively impact our business, financial condition, and results of operations.

Our ability to maintain and expand our business depends on our ability to obtain timely and adequate delivery of components and parts for our Forme Studio equipment. The majority of the components and parts that go into the manufacturing of our Forme Studio equipment are sourced from a limited number of third-party suppliers, and some of these components or parts are provided by a single supplier based in Taiwan. In addition, the global semiconductor supply shortage is having wide-ranging effects across multiple industries. We have experienced, and may continue to experience, direct and indirect adverse impacts on our business, including delays in securing certain components, including semiconductors, of our Forme Studio equipment. Our manufacturers generally purchase these components or parts on our behalf, subject to certain approved supplier lists, and we do not have long-term arrangements with most of our component or parts suppliers. We are therefore subject to the risk of shortages and long lead times in the supply of these components or parts and the risk that our suppliers discontinue or modify components or parts used in our Forme Studio equipment. In addition, the lead times associated with certain components or parts are lengthy and preclude rapid changes in design, quantities, and delivery schedules. We may in the future experience component shortages, and the predictability of the availability of these components or parts may be limited. In the event of a component shortage or supply interruption from suppliers of these components or parts, we may not be able to develop alternate sources in a timely manner. While we believe we can obtain alternative sources of supply on commercially reasonable terms if needed, developing alternate sources of supply for these components or parts may be time-consuming, difficult, and costly and there can be no assurance that we will be able to source these components or parts on terms that are acceptable to us, or at all, which may undermine our ability to fill our orders in a timely manner.

Any interruption or delay in the supply of any of these components or parts, or the inability to obtain these components or parts from alternate sources at acceptable prices and within a reasonable amount of time, would harm our ability to meet our scheduled deliveries to our members.

Moreover, volatile global economic conditions may make it more likely that our suppliers may be unable to timely deliver supplies, or at all, and there is no guarantee that we will be able to timely locate alternative suppliers of comparable quality at an acceptable price. Several of the components or parts that go into the manufacturing of our Forme Studio equipment are sourced internationally, including from China, where the United States has imposed tariffs on specified products imported therefrom following the U.S. Trade Representative Section 301 Investigation. These tariffs have an impact on our component costs and have the potential to have an even greater impact depending on the outcome of the current trade negotiations, which have been protracted and recently resulted in increases in U.S. tariff rates on specified products from China. Increases in our component costs could have a material effect on our gross margins. The loss of a significant supplier, an increase in component costs, or delays or disruptions in the delivery of components or parts, could adversely impact our ability to generate future revenue and earnings and have an adverse effect on our business, financial condition, and results of operations.

Our payments system depends on third-party providers and is subject to evolving laws and regulations.

Our members pay for our products and services, including their monthly membership fees, using a variety of different payment methods, including credit and debit cards, gift cards, and online wallets. We rely on internal systems as well as those of third parties to process payment. Acceptance and processing of these payment methods are subject to certain rules and regulations and require payment of interchange and other fees. To the extent there are disruptions in our payment processing systems, increases in payment processing fees, material changes in the payment ecosystem, such as large re-issuances of payment cards, delays in receiving payments from payment processors, or changes to rules or regulations concerning payment processing, our revenue, operating expenses and results of operation could be adversely impacted. We leverage our third-party payment processors to bill members on our behalf. If these third parties become unwilling or unable to continue processing payments on our behalf, we would have to find alternative methods of collecting payments, which could adversely impact member acquisition and retention. In addition, from time to time, we encounter fraudulent use of payment methods, which could impact our results of operation and if not adequately controlled and managed could create negative consumer perceptions of our services.

We have engaged third-party service providers to perform underlying card processing, currency exchange, identity verification, and fraud analysis services. If these service providers do not perform adequately or if they terminate their relationships with us or refuse to renew their agreements with us on commercially reasonable terms, we will need to find an alternate payment processor and may not be able to secure similar terms or replace such payment processors in an acceptable timeframe. Further, the software and services provided by our third-party payment processors may not meet our expectations, contain errors or vulnerabilities, be compromised, or experience outages. Any of these risks could cause us to lose our ability to accept online payments, or conduct other payment transactions, any of which could make our platform less convenient and attractive and harm our ability to attract and retain customers. In addition, our ability to accept orders could be negatively impacted and our business would be harmed. In addition, if these providers increase the fees they charge us, our operating expenses could increase.

The laws and regulations related to payments are complex and vary across different jurisdictions in the United States and globally. As a result, we are required to spend significant time and effort to comply with those laws and regulations. Any failure or claim of our failure to comply, or any failure by our third-party service providers to comply, could cost us substantial resources, could result in liabilities, or could force us to stop offering certain third-party payment services. As we expand the availability of new payment methods in the future, we may become subject to additional regulations and compliance requirements.

Further, through our agreement with our third-party credit card processor, we are subject to payment card association operating rules and certification requirements, including the Payment Card Industry Data Security Standard. We are also subject to rules governing electronic funds transfers. Any change in these rules and requirements could make it difficult or impossible for us to comply.

Any major disruption or failure of our information technology systems or websites, or our failure to successfully implement upgrades and new technologies effectively, could adversely affect our business and operations.

Certain of our information technology systems are designed and maintained by us and are critical for the efficient functioning of our business, including the manufacture and distribution of our Forme Studio equipment, online sales of our Forme Studio equipment, and the ability of our members to access content on our platform. Our growth has, in certain instances, strained these systems. As we grow, we continue to implement modifications and upgrades to our systems, and these activities subject us to inherent costs and risks associated with replacing and upgrading these systems, including, but not limited to, impairment of our ability to fulfill customer orders and other disruptions in our business operations. Further, our system implementations may not result in productivity improvements at a level that outweighs the costs of implementation, or at all. If we fail to successfully implement modifications and upgrades or expand the functionality of our information technology systems, we could experience increased costs associated with diminished productivity and operating inefficiencies related to the flow of goods through our supply chain.

In addition, any unexpected technological interruptions to our systems or websites would disrupt our operations, including our ability to timely deliver and track product orders, project inventory requirements, manage our supply chain, sell our Forme Studio equipment online, provide services to our members, and otherwise adequately serve our members.

Substantially all of our units have been sold through our commercial website in 2021. The operation of our direct-to-consumer e-commerce business through our website depends on our ability to maintain the efficient and uninterrupted operation of online order-taking and fulfillment operations. Any system interruptions or delays could prevent potential customers from purchasing our Forme Studio equipment.

Moreover, the ability of our members to access the content on our platform could be diminished by a number of factors, including members’ inability to access the internet, the failure of our network or software systems, security breaches, or variability in member traffic for our platform. Platform failures would be most impactful if they occurred during peak platform use periods, which generally occur before and after standard work hours. During these peak periods, there are a significant number of members concurrently accessing our platform and if we are unable to provide uninterrupted access, our members’ perception of our platform’s reliability may be damaged, our revenue could be reduced, our reputation could be harmed, and we may be required to issue credits or refunds, or risk losing members.

In the event we experience significant disruptions, we may be unable to repair our systems in an efficient and timely manner which could have a material adverse effect on our business, financial condition, and results of operations.

We rely heavily on third parties for most of our computing, storage, processing, and similar services. Any disruption of or interference with our use of these third-party services could have an adverse effect on our business, financial condition, and results of operations.

We have outsourced our cloud infrastructure to third-party providers, and we currently use these providers to host and stream our services and content. We are therefore vulnerable to service interruptions experienced by these providers and we expect to experience interruptions, delays, or outages in service availability in the future due to a variety of factors, including infrastructure changes, human, hardware or software errors, hosting disruptions, and capacity constraints. Outages and capacity constraints could arise from a number of causes such as technical failures, natural disasters, fraud, or security attacks. The level of service provided by these providers, or regular or prolonged interruptions in that service, could also affect the use of, and our members’ satisfaction with, our products and services and could harm our business and reputation. In addition, hosting costs will increase as membership engagement grows, which could harm our business if we are unable to grow our revenue faster than the cost of using these services or the services of similar providers.

Furthermore, our providers have broad discretion to change and interpret the terms of service and other policies with respect to us, and those actions may be unfavorable to our business operations. Our providers may also take actions beyond our control that could seriously harm our business, including discontinuing or limiting our access to one or more services, increasing pricing terms, terminating or seeking to terminate our contractual relationship altogether, or altering how we are able to process data in a way that is unfavorable or costly to us. Although we expect that we could obtain similar services from other third parties, if our arrangements with our current providers were terminated, we could experience interruptions on our platform and in our ability to make our content available to members, as well as delays and additional expenses in arranging for alternative cloud infrastructure services.

Any of these factors could further reduce our revenue, subject us to liability, and cause our members to decline to renew their memberships, any of which could have an adverse effect on our business, financial condition, and results of operations.

We face certain risks related to the interaction of our members, trainers, and fitness instructors.

The nature of our services is such that we cannot control all aspects of the interactions of our members, trainers, and fitness instructors. There is a possibility that one or more of our members, trainers, or fitness instructors could be subject to actual or perceived harm following interaction with another one of our members, trainers, or fitness instructors. For example, a verbal interaction between a member and a personal trainer may be perceived by one party as hostile, unwelcome, or causing emotional harm, unintentionally or otherwise. To the extent an unfortunate incident of this nature occurred, our reputation would be harmed and we could be exposed to liability, including through litigation. Litigation to defend these claims could be costly and the expenses and damages arising from any liability could harm our results of operations. We may not be indemnified against claims or costs of these types and we may not have insurance coverage for these types of claims.

If we experience any adverse change to, loss of, or claim that we do not hold necessary licenses to the music content included in our fitness content or otherwise accessible on our platform, it may have an adverse effect on our business, financial condition, and results of operations.

We include music in the fitness content, including our classes and on-demand and Live 1:1 personal training services, that we make available to our members. To secure the rights to use music in our content, we enter into license agreements with and pay royalties to rights holders such as record labels, music publishers, and performing rights organizations.

The process of obtaining licenses involves identifying and negotiating with many rights holders, some of whom are unknown or difficult to identify, and implicates a myriad of complex legal issues. Rights holders also may attempt to take advantage of their market power to seek burdensome financial terms from us. Our relationship with certain rights holders may deteriorate. Artists and/or artist groups may object and may exert public or private pressure on rights holders to discontinue or to modify license terms. Additionally, there is a risk that aspiring rights holders, their agents, or legislative or regulatory bodies will create or attempt to create new rights that could require us to enter into new license agreements with, and pay royalties to, newly defined groups of rights holders, some of which may be difficult or impossible to identify.

Although we expend significant resources in an attempt to comply with our music licenses and to avoid using music for which we do not have all applicable licenses, the fragmented nature of music rights and the lack of reliable data on copyright ownership, particularly with respect to musical compositions, make it nearly impossible to do so with 100% accuracy, so we cannot guarantee that we are not infringing or violating any third-party intellectual property rights, or that we will not do so in the future.

Comprehensive and accurate ownership information for the musical compositions embodied in sound recordings is sometimes unavailable. In some cases, we obtain ownership information directly from music publishers, and in other cases we rely on the assistance of third parties to determine ownership information. If the information provided to us or obtained by such third parties does not comprehensively or accurately identify the ownership of musical compositions, or if we (or our third-party vendor) are unable to determine which musical compositions correspond to specific sound recordings, it becomes difficult or impossible to identify the appropriate rights holders to whom to pay royalties. This may make it difficult to comply with the obligations of any agreements with those rights holders or to secure the appropriate licenses with all necessary parties.

These challenges, and others concerning the licensing of music on our platform, may subject us to liability for copyright infringement, breach of contract, or other claims.

We are a party to many music license agreements that are complex and impose numerous obligations upon us that may make it difficult to operate our business, and a breach of such agreements could adversely affect our business, financial condition, and results of operations.

Our license agreements are complex and impose numerous obligations on us, including obligations to, among other things:

•	calculate and make payments based on complex royalty structures, which requires tracking usage of content in our service that may have inaccurate or incomplete metadata necessary for such calculation;

•	provide periodic reports on the exploitation of the content in specified formats;

•	represent that we will obtain all necessary publishing licenses and consents and pay all associated fees, royalties, and other amounts due for the licensing of musical compositions;

•	comply with strict technical and content security-related rules and restrictions;

•	comply with certain marketing and advertising restrictions; and

•	grant the licensor the right to audit our compliance with the terms of such agreements; and comply with certain security and technical specifications.

Certain of our license agreements also contain minimum guarantees or require that we make minimum guarantee or advance payments, which are not always tied to our number of members or stream counts for music used in our services. Accordingly, our ability to achieve and sustain profitability and operating leverage in part depends on our ability to increase our revenue through increased sales of memberships on terms that maintain an adequate gross margin. Our license agreements that contain minimum guarantees typically have terms of between one and three years, but our members may cancel their memberships at any time. We rely on estimates to forecast whether such minimum guarantees and advances against royalties could be recouped against our actual content costs incurred over the term of the license agreement. To the extent that our estimates underperform relative to our expectations, and our content costs do not exceed such minimum guarantees and advance payments, our margins may be adversely affected.

Some of our license agreements also include so-called “most-favored nations” provisions, which require that certain terms (including material financial terms) are no less favorable than those provided to any similarly situated licensor. If agreements are amended or new agreements are entered into on more favorable terms, these most-favored nations provisions could cause our payment or other obligations to escalate substantially. Additionally, some of our license agreements restrict our ability to undertake new business initiatives utilizing the licensed content (e.g., alternative distribution models), and without consent or negotiating additional licenses, our ability to undertake new business initiatives may be limited and our competitive position could be impacted.

If we breach any obligations in any of our license agreements, or if we use content in ways that are found to exceed the scope of such agreements, we could be subject to monetary penalties or claims of infringement, and our rights under such agreements could be terminated.

Our member engagement on mobile devices depends upon effective operation with mobile operating systems, networks, and standards that we do not control.

A significant and growing portion of our members access our platform through our Forme Studio app and there is no guarantee that popular mobile devices will continue to support our Forme Studio app or that mobile device users will use our Forme Studio app rather than competing products. We are dependent on the interoperability of our Forme Studio app with popular mobile operating systems that we do not control, such as Android and iOS devices. Additionally, in order to deliver high-quality mobile content, it is important that our digital offering is designed effectively and works well with a range of mobile technologies, systems, networks, and standards that we do not control. We may not be successful in developing relationships with key participants in the mobile industry or in developing products that operate effectively with these technologies, systems, networks, or standards.

The smaller screen size and reduced functionality associated with some mobile devices may make accessing our Live 1:1 personal training service, and our On-Demand programs, classes, and content more difficult or less appealing to customers. If we are not able to deliver a rewarding experience on mobile devices, our business may suffer. Further, although we strive to provide engaging mobile experiences for members who visit our mobile website using a browser on their mobile device, we depend on members downloading our mobile apps to provide them the optimal mobile experience. As new mobile devices and mobile platforms are released, we may encounter problems in developing or supporting apps for them. In addition, supporting new devices and mobile device operating systems may require substantial time and resources.

The success of our mobile apps could also be harmed by factors outside our control, such as:

•	actions taken by providers of mobile operating systems or mobile app download stores;

•	unfavorable treatment received by our mobile apps, especially as compared to competing apps, such as the placement of our mobile apps in a mobile app download store;

•	increased costs in the distribution and use our mobile apps; or

•	changes in mobile operating systems, such as iOS and Android, that degrade the functionality of our mobile website or mobile apps or that give preferential treatment to competitive products.

In the event that it is more difficult for our members to access and use our platform on their mobile devices or members find our mobile offerings do not effectively meet their needs, our competitors develop products and services that are perceived to operate more effectively on mobile devices, or if our members choose not to access or use our platform on their mobile devices or use mobile products that do not offer access to our platform, our member growth and member engagement could be adversely impacted.

We rely on third parties to drive traffic to our website, and these providers may change their algorithms or pricing in ways that could damage our business, operations, financial condition, and prospects.

We rely in part on digital advertising, including search engine marketing, to promote awareness of our brand and business and attract new, and increase engagement with existing members. In particular, we rely on search engines, such as Google, and the major mobile app stores as important marketing channels. Search engine companies change their search algorithms periodically, and our ranking in searches may be adversely impacted by those changes. Search engine companies or app stores may also determine that we are not in compliance with their guidelines and penalize us as a result. If search engines change their algorithms, terms of service, display, or the featuring of search results, determine we are out of compliance with their terms of service, or if competition increases for advertisements, we may be unable to cost-effectively add content and services to our website and apps. Our relationships with our marketing vendors are not long-term in nature and do not require any specific performance commitments. In addition, many of our online advertising vendors provide advertising services to other companies, including companies with whom we may compete. As competition for online advertising has increased, the cost for some of these services has also increased. Our digital advertising initiatives may become increasingly expensive and generating a return on those initiatives may be difficult. Even if we successfully increase revenue as a result of our paid digital advertising efforts, such increase may not offset the additional digital advertising expenses we incur.

Risks Related to Our Intellectual Property

We have in the past, and may in the future, face claims of intellectual property infringement, misappropriation or other violations, which could be time-consuming or costly to defend or settle, result in the loss of significant rights or harm our relationships with our members or reputation in the industry.

Our commercial success depends in part upon our ability, and the ability of our future collaborators, to develop, manufacture, market and sell our proprietary technologies without infringing, misappropriating or otherwise violating the intellectual property of third parties. Companies in the fitness industry, including the smart home gym and connected fitness sector, may vigorously pursue, protect and enforce their intellectual property rights. Further, companies in the fitness industry are frequently subject to litigation based on allegations of infringement or other violations of intellectual property rights. Our competitors, as well as a number of other entities and individuals, including so-called non-practicing entities, may own or claim to own intellectual property relating to our product offering. We may be unaware of the intellectual property rights that others may claim cover some or all of our technologies. Because patent applications can take years to issue and are often afforded confidentiality for some period of time, there may currently be pending applications, unknown to us, that later result in issued patents that could cover one or more aspects of our technology and there is also a risk that we could adopt a technology without knowledge of a pending patent application, which technology would infringe a third-party patent once that patent is issued. From time to time, third parties have in the past and may in the future assert against us and our members their patent and other intellectual property rights to technologies that are important to our business.

We have in the past, and may in the future, particularly as a public company with an increased profile and visibility, receive communications from others alleging our infringement, misappropriation or other violation of patents, trade secrets, or other intellectual property rights. In addition, in the event that we recruit employees from other technology companies, including certain potential competitors, and these employees are involved in the development of products that are similar to the products they assisted in developing for their former employers, we may become subject to claims that such employees have improperly used or disclosed trade secrets or other proprietary information. We may also in the future be subject to claims by our suppliers, employees, consultants, or contractors asserting an ownership right in our patents or patent applications, or other intellectual property as a result of the work they performed on our behalf.

Claims that our products or technologies infringe, misappropriate or otherwise violate third-party intellectual property rights, regardless of their merit or resolution, could be time-consuming or costly to defend or settle and could divert the efforts and attention of our management and technical personnel. Many potential litigants, including some of our competitors and patent holding companies, have the ability to dedicate substantial resources to enforcing their intellectual property rights. If such parties were to assert their intellectual property rights against us, even if we believe we would have defenses against any such assertion, there can be no assurance that any such defenses will be successful. For example, in a patent infringement claim against us, we may assert, as a defense, that we do not infringe the relevant patent claims, that the patent is invalid or both. The strength of our defenses will depend on the patents asserted, the interpretation of these patents, and our ability to invalidate the asserted patents. We may be unsuccessful in advancing non-infringement and/or invalidity arguments in our defense. In the United States, issued patents enjoy a presumption of validity, and the party challenging the validity of a patent claim must present clear and convincing evidence of invalidity, which is a high burden of proof. Conversely, the patent owner need only prove infringement by a preponderance of the evidence, which is a lower burden of proof. Further, any litigation may also involve non-practicing entities or other adverse patent owners that have no relevant solution revenue, and therefore, our patent portfolio may provide little or no deterrence as we would not be able to assert our patents against such entities or other adverse patent owners. Infringement claims also could harm our relationships with our members and might deter future customers from doing business with us. We do not know whether we will prevail in these proceedings given the complex technical issues and inherent uncertainties in intellectual property litigation. If any pending or future proceedings result in an adverse outcome, we could be required to:

•	cease the manufacture, use, sale, or importation of the infringing products, content, services, or technologies;

•

pay substantial damages for infringement, misappropriation or other violation, which could include treble damages and attorneys’ fees if we are found to willfully infringe a third party’s intellectual property rights;

•	expend significant time, expense, and resources to develop, acquire, or license alternative non-infringing products, content, services, or technologies, which may not be successful;

•	license technology from the third-party claiming infringement, which license may not be available on commercially reasonable terms, or at all;

•

cross-license our intellectual property rights to a competitor to resolve an infringement claim, which could weaken our ability to compete with that competitor; or pay substantial damages to our members or end-users to discontinue their use of or to replace infringing technology sold to them with non-infringing technology, if available.

Additionally, even if successful in such proceedings, our intellectual property rights in our products, services, content, or technologies may be invalidated or narrowed. Moreover, there could be public announcements of the results of hearings, motions or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock. Any of the foregoing results could have a material adverse effect on our business, financial condition, and results of operations.

In addition, certain contracts with our suppliers or customers may contain provisions whereby we indemnify, subject to certain limitations, the counterparty for damages suffered as a result of claims related to intellectual property infringement. Claims made under these provisions, even those without merit, could adversely affect our relationship with that third party as well as with new and existing customers, could be expensive to litigate and could result in significant payments. Even if we were to prevail in such a dispute, any litigation regarding our intellectual property could be costly and time-consuming and divert the attention of our management and key personnel from our business operations.

We use a significant amount of intellectual property in our business. Monitoring unauthorized use of our intellectual property can be difficult and costly and if we are unable to obtain, maintain, and protect our intellectual property, our business, financial condition, and results of operations could be adversely affected.

Our success depends in part upon our ability to obtain and maintain intellectual property rights with respect to our products and the technologies we develop. To accomplish this, we rely on a combination of intellectual property rights, including patents, copyrights, trade areas, domain name, and trademarks in the United States and in selected foreign countries where we believe filing for such protection is appropriate. We also rely on trade secret laws, as well as confidentiality and non-disclosure, licensing, and other contractual protections, to protect our intellectual property rights. Some of our products and technologies are not covered by any patent or patent application, as we do not believe patent protection of these products and technologies is critical to our business strategy at this time.

However, our efforts to protect our intellectual property rights may not be sufficient or effective, and any of our intellectual property rights may be challenged, which could result in them being narrowed in scope or declared invalid or unenforceable. There can be no assurance that our intellectual property rights will be sufficient to protect against others offering products, services, or technologies that are substantially similar to ours and that compete with our business. Certain unauthorized use of our intellectual property may go undetected, or we may face legal or practical barriers to enforcing our legal rights even where unauthorized use is detected.

Effective protection of patents, trademarks, such as our rights to use the “Forme Life” mark, and domain names is expensive and difficult to maintain, both in terms of application and registration costs as well as the costs of defending and enforcing those rights. As we have grown, we have sought patent and trademark rights in a limited number of countries outside of the United States, a process that can be expensive and may not always be successful. For example, the U.S. Patent and Trademark Office and various foreign governmental patent agencies require compliance with a number of procedural requirements to complete the patent application process and to maintain issued patents, and noncompliance or non-payment could result in abandonment or lapse of a patent or patent application, resulting in partial or complete loss of patent rights in a relevant jurisdiction. Further, intellectual property protection may not be available to us in every country in which our products and services are available. For example, some foreign countries have compulsory licensing laws under which a patent owner must grant licenses to third parties. In addition, many countries limit the enforceability of patents against certain third parties, including government agencies or government contractors. In these countries, patents may provide limited or no benefit. Further, the laws of some countries in which we operate or intend to operate do not protect proprietary rights and intellectual property to the same extent as the laws of the United States, and mechanisms for protection and enforcement of intellectual property rights in some foreign countries may be inadequate. To the extent we expand our international activities, our exposure to unauthorized copying and use of our products and technologies may increase. Further, competitors, foreign governments, foreign government-backed actors, criminals, or other third parties may gain unauthorized access to our proprietary information and technology. Accordingly, despite our efforts, we may be unable to prevent third parties from infringing upon or misappropriating our technology and intellectual property.

Patents and Other Registered Intellectual Property

Our patent and patent application portfolio primarily relates to various hardware and software inventions that may or may not be embodied in our current or future products. The United States patents in the portfolio and issued as of September 30, 2022 are expected to expire between 2036 and 2040, without taking potential patent term extensions or adjustments into account. We cannot assure you that any patents from any pending or future patent applications will be issued, and even if our pending patent applications are granted, the scope of the rights granted to us may not be meaningful, may not provide us with a commercial advantage and may be subject to reinterpretation after issuance. The patent prosecution process is expensive, time-consuming, and complex, and we may not be able to file, prosecute, maintain, enforce, or license all necessary or desirable patent applications at a reasonable cost or in a timely manner. It is also possible that we will fail to identify patentable aspects of our research and development output in time to obtain patent protection. Failure to timely seek patent protection on products or technologies generally precludes us from seeking future patent protection on these products or technologies. Even if we do timely seek patent protection, the coverage claimed in a patent application can be significantly reduced before a patent is issued, and its scope can be reinterpreted after issuance.

We also rely on our trademarks to build name recognition and our brand in the markets in which we do business. Our registered or unregistered trademarks or trade names in the United States and in international jurisdictions may be challenged, infringed, circumvented, declared generic, lapsed, or determined to be infringing on or dilutive of other marks, and our current and future trademark applications may not be allowed or may subsequently be opposed. We may not be able to protect our rights in these trademarks and trade names, which we need in order to build name recognition with potential customers. At times, competitors may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other trademarks or trademarks that incorporate variations of our registered or unregistered trademarks or trade names. As a means to enforce our trademark rights and prevent infringement, we may be required to file trademark claims against third parties or initiate trademark opposition proceedings. This can be expensive and time-consuming, and we may not be able to protect our rights to these trademarks and trade names, which we need to build name recognition among potential partners or customers in our markets of interest. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively and our business may be adversely affected.

We cannot guarantee that:

•	any of our present or future patents or patent claims will not lapse or be invalidated, narrowed, circumvented, opposed or otherwise challenged, or abandoned;

•	our intellectual property rights will provide competitive advantages to us;

•

our ability to assert our intellectual property rights against others (including potential competitors) or to settle current or future disputes will not be limited by our agreements with third parties;

•	any of our pending or future patent applications will be issued or have the coverage originally sought;

•	our intellectual property rights will be enforced in jurisdictions where competition may be intense or where legal protections may be weak;

•	all inventors or contributors to intellectual property have executed appropriate and effective invention assignment agreements assigning their inventions and contributions to us; and

•

any of the trademarks, copyrights, trade secrets, or other intellectual property rights that we presently employ in our business will not lapse or be invalidated, narrowed, circumvented, challenged, abandoned or otherwise diminished or eliminated; or we will not lose the ability to assert our intellectual property rights against or to license our technologies to others and collect royalties or other payments.

In addition, our competitors or others may infringe on our trademarks or patents, independently develop similar offerings, duplicate our offerings, or design around our patents or other intellectual property rights. Further legal standards relating to the validity, enforceability, and scope of protection of intellectual property rights are constantly developing, uncertain, and may be applied or interpreted in ways that limit our ability to protect and enforce our rights. Effective intellectual property protection may be unavailable or more limited in foreign jurisdictions relative to those protections available in the United States. Further, intellectual property protection may not be applied for in one or more relevant jurisdictions. Even if foreign patents are granted, effective enforcement in foreign countries may not be available. The failure of our patents to adequately protect our technologies might make it easier for our competitors to offer similar products or technologies, and our business, financial condition, and results of operations could be adversely affected.

Trade Secrets and Other Unregistered Intellectual Property

In addition to patent protection, we also rely on other proprietary rights, including protection of trade secrets and other proprietary information that is not patentable or that we elect not to patent. We rely on contractual protections with our members, suppliers, employees, consultants, and contractors, and we implement security measures designed to protect our intellectual property, and proprietary technology. For example, all employees and consultants are generally required to execute confidentiality agreements in connection with their employment and consulting relationships with us. We also require them to agree to disclose and assign to us all inventions conceived or made in connection with the employment or consulting relationship. However, we cannot guarantee that we have entered into such agreements with each party that may have or have had access to our trade secrets or proprietary technologies. Further, these agreements do not prevent our competitors or others from independently developing products or technologies that are substantially equivalent or superior to ours. The confidentiality agreements on which we rely to protect our intellectual property may be breached, may not be adequate to protect our confidential information, trade secrets, and proprietary technologies, and may not provide an adequate remedy in the event of unauthorized use or disclosure of our confidential information, trade secrets, or proprietary technologies.

Our trade secrets, know-how, and other proprietary information may be stolen, disclosed to our competitors, used in an unauthorized manner, or compromised through a direct intrusion by private parties or foreign actors, including those affiliated with or controlled by state actors, through cyber intrusions into our computer systems, physical theft through corporate espionage, or other means, or through more indirect routes, including by licensees that do not honor the terms of the license or other parties reverse engineering our products or technologies. Others may independently develop substantially equivalent products or technologies or otherwise gain access to our trade secrets. Unauthorized copying or other misappropriation of our trade secrets and other intellectual property could enable third parties to benefit from our technologies without paying us for doing so, which could harm our business. We cannot assure you that our contractual protections and security measures have not been or will not be breached or that we will have adequate remedies for any such breach. Accordingly, we cannot guarantee that we have secured, or will be able to secure, effective protections for all of our trade secrets or other proprietary information that we use or claim rights to. We rely in part on the laws of the United States and international laws to protect our intellectual property. Intellectual property such as trade secrets are difficult to protect, and some courts inside and outside of the United States are less willing or unwilling to protect intellectual property, including trade secrets.

Monitoring Unauthorized Use of Intellectual Property

Monitoring unauthorized use of our intellectual property is difficult and costly. Although we are not aware of any material misappropriation of our intellectual property to date, unauthorized use of our intellectual property may have occurred or may occur in the future. Although we have taken steps to minimize the risk of this occurring, any such failure to identify unauthorized use and otherwise adequately protect our intellectual property would adversely affect our business. When we become aware of companies infringing on our intellectual property rights, we seek to enforce our rights through appropriate actions. From time to time, we may need to commence litigation or other legal proceedings in order to:

•	assert claims of infringement of our intellectual property rights;

•	defend our products from piracy;

•	protect our trade secrets or know-how; or determine the enforceability, scope, and validity of the propriety rights of others.

Lawsuits or other proceedings that we initiate to protect or enforce our patents or other intellectual property rights could be expensive, time consuming, and unsuccessful. Any claims we assert against perceived infringers could provoke these parties to assert counterclaims against us alleging that we infringe their intellectual property or alleging that our intellectual property is invalid or unenforceable. Moreover, if we are required to commence litigation, whether as a plaintiff or defendant, we would also be forced to divert our attention and the efforts of our employees, which could, in turn, result in lower revenue and higher expenses. If we pursue litigation to assert our intellectual property rights, an adverse decision in any of these legal actions could limit our ability to assert our intellectual property rights, limit the value of our technologies or otherwise negatively impact our business, financial condition, and results of operations. Legal fees related to such litigation will increase our operating expenses and may reduce our net income.

Protection and pursuit of intellectual property rights and positions often results in protracted and expensive litigation for many companies. In the ordinary course of our business, we may become party to disputes involving intellectual property rights. We have in the past received, and we may in the future receive, communications alleging liability for damages or challenging the validity of our intellectual property or proprietary rights. We also have in the past, and may in the future receive claims of infringement or inquiries regarding possible infringement of the intellectual property rights of others, demands seeking royalty payments or other remedies, or cease and desist letters. Depending on the situations, we may defend our position, seek to negotiate a license, or engage in other acceptable resolution that is appropriate to our business.

If we encounter disputes or other issues related to the intellectual property we license from or that we develop with third parties, it could narrow or restrict our ability to use such intellectual property and adversely impact our ability to develop and market our current or new products and services.

Many of our products and services include intellectual property licensed from third parties, and we are party to a number of third-party intellectual property license agreements. Some of these license agreements require us to make one-time payments or ongoing royalty payments. We cannot guarantee that the technologies we license will not be licensed to our competitors or others in the fitness and wellness sector, including the smart home gym and connected fitness industry. As a result, we may not be able to prevent competitors from developing and commercializing competitive products in territories included in all of our licenses. In the future, we may need to obtain additional licenses, renew existing license agreements, or otherwise replace existing technologies. We are unable to predict whether these license agreements can be obtained or renewed or whether the technologies can be replaced on acceptable terms, or at all. In that event, we may be required to expend significant time and resources to redesign our technologies, products or the methods for manufacturing them or to develop or license replacement technologies, all of which may not be feasible on a technical or commercial basis. Any disputes with our licensing partners with respect to such agreements could narrow what we believe to be the scope of our rights to the relevant intellectual property, increase our obligations under such agreements, or restrict our ability to develop and market our current or new products and services. Any of these events could negatively impact our business, financial condition, and results of operations.

In addition, from time to time, we enter into agreements with select customers, such as our commercial customers, to customize and otherwise develop technologies and intellectual property, and we expect to enter into new, similar arrangements from time to time in the future. Some of these agreements contain terms that allocate ownership of, and rights to use and enforce, technologies and intellectual property rights. As a result of these agreements, we may be required to limit use of, refrain from using, or co-own certain of such related technologies and intellectual property rights in parts of our business. Determining inventorship and ownership of technologies and intellectual property rights resulting from development activities can be difficult and uncertain. Certain intellectual property rights to which we claim ownership are or may be subject to co-ownership disputes with certain inventors or third parties due to unexecuted assignment agreements. Disputes may arise with customers, vendors, and other third parties regarding ownership of and rights to use and enforce these technologies and intellectual property rights or regarding interpretation of our agreements with these third parties, and these disputes may result in claims against us or claims that intellectual property rights, which we believe we own, are not owned by us, are not enforceable, or are invalid. The cost and effort to resolve these types of disputes, or the loss of intellectual property rights if we lose these types of disputes, could harm our business, financial condition, and results of operations. Further, co-ownership of intellectual property rights may allow the other owners to freely use such intellectual property rights, or license or transfer such intellectual property rights to others including our competitors. Any of these could negatively impact our business, financial condition, and results of operations.

We may be involved in lawsuits to protect or enforce our patents or our other intellectual property rights, which could be expensive, time consuming and unsuccessful.

Competitors may infringe, misappropriate or otherwise violate our patents or our other intellectual property rights. To counter infringement, misappropriation, or other violations, we may be required to file legal claims, which can be expensive and time-consuming. In addition, in an infringement proceeding, a court may decide that a patent of ours is not valid or is unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the technology in question. An adverse result in any litigation or defense proceedings could put one or more of our patents at risk of being invalidated or interpreted narrowly and could put our patent applications at risk of not issuing. Litigation or other legal proceedings relating to intellectual property claims, with or without merit, are unpredictable and, even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses and could distract our scientific and management personnel from their normal responsibilities. Any such litigation or proceedings also could substantially increase our operating losses and reduce the resources available for development activities or future sales, marketing, or distribution activities.

The initiation of a claim against a third party may also cause the third party to bring counter claims against us such as claims asserting that our patents are invalid or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness, non-enablement, or lack of statutory subject matter. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant material information from the USPTO, or made a materially misleading statement, during prosecution. Third parties also may raise similar validity claims against our patents before the USPTO in post-grant proceedings such as ex parte reexaminations, inter partes review, or post-grant review, or oppositions or similar proceedings outside the United States, in parallel with litigation or even outside the context of litigation. The outcome following legal assertions of invalidity and unenforceability is unpredictable. We cannot be certain that there is no invalidating prior art, of which we and the patent examiner were unaware during prosecution. For the patents and patent applications that we have licensed, we may have limited or no right to participate in the defense of any licensed patents against challenge by a third party. If a defendant were to prevail on a legal assertion of invalidity or unenforceability, we would lose at least part, and perhaps all, of any future patent protection on our current or future proprietary technologies. Such a loss of patent protection could harm our business.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. There could also be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have an adverse effect on the price of our common stock. We may not have sufficient financial or other resources to adequately conduct such litigation or proceedings. Some of our competitors or other third parties may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources and more mature and developed intellectual property portfolios. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our business, financial condition, results of operations, and prospects.

Our use of third-party open source software may pose particular risks to our proprietary software, technologies, products, and services in a manner that could harm our business.

Certain of our software, as well as that of our vendors, may use or be derived from “open source” software that is generally made available to the public by its authors and/or other third parties. Some open software is made available under license terms that may impose certain obligations on us in the event we were to distribute derivative works of the open source software. These obligations may require us to make source code for the derivative works available to the public and/or license such derivative works under a particular type of license, rather than the forms of license we customarily use to protect our intellectual property. Additionally, some open source software licenses also require those who distribute or make available across a network software and services that include open source software which may include valuable proprietary code.

While we may take steps to monitor the use of all open source software in our products and technologies, and try to ensure that no open source software is used in such a way as to require us to disclose the source code to the related product or technology when we do not wish to do so, we have not conducted a complete open source license review and such use could inadvertently occur. Additionally, if a third-party software provider has incorporated certain types of open source software into software we license from such third party for our products and technologies, we could, under certain circumstances, be required to disclose the source code to our products and technologies. This could harm our intellectual property position and have a material adverse effect on our business, financial condition, and results of operations.

Further, although some open source vendors provide warranty and support agreements, it is common for such software to be available “as-is” with no warranty, indemnity, or support.

Furthermore, there is an increasing number of open-source software license types, almost none of which have been tested in a court of law, resulting in a dearth of guidance regarding the proper legal interpretation of such licenses. Additionally, we could face claims from third parties claiming ownership of, or demanding release of, the open source software or derivative works that we developed using such software, which could include our proprietary source code, or otherwise seeking to enforce the terms of the applicable open source license. These claims could result in litigation and could require us to make our software source code freely available, purchase a costly license, or cease offering the implicated products or services unless and until we can re-engineer them to avoid infringement. This re-engineering process could require us to expend significant additional research and development resources, and we cannot guarantee that we will be successful.

Additionally, the use of certain open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or controls on the functionality or origins of software. There is typically no support available for open source software, and we cannot ensure that the authors of such open source software will implement or push updates to address security risks or will not abandon further development and maintenance. Many of the risks associated with the use of open source software, such as the lack of warranties or assurances of title or performance, cannot be eliminated, and could, if not properly addressed, negatively affect our business. Use of open source software may also present additional security risks because the public availability of such software may make it easier for hackers and other third parties to determine how to compromise our platform. We cannot be sure that all open source software is identified, reviewed, or submitted for approval prior to use in our products and services. Any of these risks could be difficult to eliminate or manage, and, if not addressed, could have an adverse effect on our business, financial condition, and results of operations.

Risks Related to Privacy, Cybersecurity, and Infrastructure

We collect, store, process, and use personal information and other member data, which subjects us to legal obligations and laws and regulations related to security and privacy, and any actual or perceived failure to meet those obligations could harm our business.

In the ordinary course of our business, we may collect, process, transmit, disclose, store, and use a wide variety of data from current and prospective members, including personal information or personal data, such as home addresses and geolocation. Federal, state, and international laws and regulations governing privacy, data protection, and e-commerce transactions require us to safeguard our members’ personal information. Although we have established security procedures to protect member information, we may rely upon third-party service providers and technologies to operate critical business systems that process confidential and personal information in a variety of contexts, including, without limitation, third-party providers of cloud-based infrastructure, security technology, employee email, content delivery to members, and other functions. Our ability to monitor these third parties’ information security practices is limited, and these third parties may not have adequate information security measures in place. We may share or receive sensitive data with or from third parties. Further, advances in computer capabilities, new discoveries in the field of cryptography, inadequate facility security, or other developments may result in a compromise or breach of the technology we use to protect member data. Any compromise of our security, the security of our third-party service providers, or any other breach of our members’ privacy could harm our reputation or financial condition and, therefore, our business.

Cyberattacks, malicious internet-based activity, and online and offline fraud are prevalent and continue to increase. These threats are becoming increasingly difficult to detect. These threats come from a variety of sources. In addition to traditional computer “hackers,” threat actors, personnel (such as through theft or misuse), sophisticated nation-states, and nation-state-supported actors now engage in attacks. We and the third parties upon which we rely may be subject to a variety of these evolving threats, including but not limited to social-

engineering attacks (including through phishing attacks), malicious code (such as viruses and worms), malware (including as a result of advanced persistent threat intrusions), denial-of-service attacks (such as credential stuffing), personnel misconduct or error, ransomware attacks, supply-chain attacks, software bugs, server malfunctions, software or hardware failures, loss of data or other information technology assets, adware, telecommunications failures, earthquakes, fires, floods, and other similar threats.

Any of the previously identified or similar threats could cause a security incident or other interruption. A security incident or other interruption could result in unauthorized, unlawful, or accidental acquisition, modification, destruction, loss, alteration, encryption, disclosure of, or access to data. A security incident or other interruption could disrupt our ability (and that of third parties upon whom we rely) to provide our services. We may expend significant resources or modify our business activities in an effort to protect against security incidents.

Depending on the nature of the information compromised, in the event of a data breach or other unauthorized access to our member data, we may also have obligations to notify members, along with administrative bodies, about the incident. We may also need to provide some form of remedy, such as a membership to a credit monitoring service, for the individuals affected by the incident. A growing number of legislative and regulatory bodies have adopted consumer notification requirements in the event of unauthorized access to or acquisition of certain types of personal data. Such breach notification laws continue to evolve and may be inconsistent from one jurisdiction to another. Complying with these obligations could cause us to incur substantial costs and could increase negative publicity surrounding any incident that compromises member data.

Furthermore, we may be required to disclose personal data pursuant to demands from individuals, privacy advocates, regulators, government agencies, and law enforcement agencies in various jurisdictions with conflicting privacy and security laws. This disclosure or refusal to disclose personal data may result in a breach of privacy and data protection policies, notices, laws, rules, court orders, and regulations and could result in proceedings or actions against us in the same or other jurisdictions, damage to our reputation and brand, and inability to provide our products and services to consumers in certain jurisdictions.

Finally, we are subject to laws and regulations that govern our collection, use, and transfer of member data. In some jurisdictions, we are subject to affirmative requirements to meet certain data privacy rights afforded to the residents of that jurisdiction (e.g., access rights, data portability rights, sales opt-out rights). These laws are numerous and complex and if we, or our third-party service provider, are accused of noncompliance, we could face penalties. Moreover, these laws and rules are changing and could therefore impose additional requirements with respect to the retention and security of member data, raise our internal compliance costs, limit our marketing activities, and/or otherwise adversely affect our business, financial condition, and results of operations.

Cybersecurity risks could adversely affect our business and disrupt our operations.

We face various cybersecurity threats, including threats to our information technology infrastructure, denial-of-service attacks, zero day attacks, phishing and spoofing attempts, fraudulent requests for money transfers, attempts to compromise proprietary information, and ransomware attacks. In addition, we face cybersecurity threats from entities that may seek to target us by exploiting our relationships with our members, vendors, subcontractors, employees, independent contractors, and other third parties with whom we do business. While the cyber threat landscape is ever-changing, the current risks may be heightened by ongoing tensions with various nation state threat actors.

Threats to our information technology assets, network, and data stored therein, are increasingly diverse and sophisticated. Despite our efforts and processes to prevent breaches, the commercial products we use, our servers, and other assets, along with those of our third party service providers, are vulnerable to cybersecurity threats, including zero day attacks, malware, phishing and spoofing exploits, denial-of-service attacks, compromise of physical assets, insider theft or misuse or mistake, and similar disruptions.

Despite our efforts to create security barriers to such threats, we may not be able to successfully guard against every threat or mitigate the resulting risks. A successful cyber-attack could lead to interruptions, delays, loss of critical data, unauthorized access to member data, and require large expenditure to investigate and remediate. This could, in turn, adversely affect consumer confidence, our business, our financial condition, and damage our reputation.

Our contracts may not contain limitations of liability, and even where they do, there can be no assurance that limitations of liability in our contracts are sufficient to protect us from liabilities, damages, or claims related to our data privacy and security obligations. Also, we cannot be sure that our insurance coverage will be adequate or sufficient to protect us from or to mitigate liabilities arising out of our privacy and security practices, that such coverage will continue to be available on commercially reasonable terms or at all, or that such coverage will pay future claims.

A breach of our information technology systems or physical security systems, or any actual or perceived violation of privacy or data protection laws, could harm our reputation, business, financial condition, and results of operations.

We rely on our information technology systems to process, transmit, and store electronic information (including sensitive data such as confidential business information, financial information, and personally identifiable information relating to employees, members, and other business partners), and to manage or support a variety of critical business processes and activities, as well as physical security systems to protect our facilities and employees. We can provide no assurance that our current information technology or physical security systems, or those of the third parties upon which we rely, are fully protected.

Although we have not experienced any known cyber or physical security events which have materially impacted our business, financial condition, operations, liquidity, or reputation to date, it is possible that we (and/or our members, vendors, partners, or others) have faced a cyber or physical security compromise that is not (yet) known. Further, future threats could, among other consequences: cause harm to our business and our reputation; disrupt our operations; cost significant resources to address; expose us to potential liability, regulatory actions, and the loss of business; and impact our results of operations materially. Due to the evolving nature of these security threats, we cannot predict the potential impact of any future incident.

Applicable data privacy and security obligations may require us to notify relevant stakeholders of security incidents. Such disclosures are costly, and the disclosures or the failure to comply with such requirements could lead to adverse consequences. If we (or a third party upon whom we rely) experience a security incident or are perceived to have experienced a security incident, we may experience adverse consequences. These consequences may include: government enforcement actions (for example, investigations, fines, penalties, audits, and inspections); additional reporting requirements and/or oversight; restrictions on processing data (including personal data); litigation (including class claims); indemnification obligations; negative publicity; reputational harm; monetary fund diversions; interruptions in our operations (including availability of data); financial loss; and other similar harms. Security incidents and attendant consequences may negatively impact our ability to grow and operate our business.

While we take measures to protect the security of, and prevent unauthorized access to, our systems, facilities, and personal and proprietary information, the security controls for our systems and facilities, as well as other security practices we follow, may not prevent unauthorized access or damage to our systems and facilities, or prevent the disablement or encryption of, use or misuse of, disclosure of, modification of, destruction of or loss of our data or the data of others (including personally identifiable information and proprietary information). Any actual or perceived security incident could harm our business and results of operations and could result in, among other things, unfavorable publicity, governmental inquiry, oversight, and sanction, difficulty in marketing our services, allegations by our members or partners that we have not performed our contractual obligations, litigation by affected parties including our members and possible financial obligations for damages related to the theft or misuse of such information or inventory, any of which could negatively impact our business, financial condition, and results of operations.

Data privacy and security are subject to frequently changing rules and regulations, and failure to comply with these rules and regulations could materially and adversely harm our reputation, business, financial condition, and results of operations.

We are, or could become, subject to a variety of local, state, national and international laws, directives, and regulations that apply to the collection, use, retention, protection, disclosure, transfer, and other processing of personal data in the different jurisdictions, and which sometimes conflict among the various jurisdictions and countries in which we operate. If and as we expand our business internationally, we expect to become subject to data privacy and security laws in additional jurisdictions. Data privacy laws and regulations, including, but not limited to, the California Consumer Privacy Act of 2018 (the “CCPA”) and the California Privacy Rights Act of 2020 (“CPRA”), as well as the European Union’s General Data Protection Regulation (“GDPR”) and its equivalent in the United Kingdom (to which we may become subject if we expand into those jurisdictions), pose increasingly complex compliance challenges, which may increase compliance costs. Any failure to comply with data privacy laws and regulations could result in significant penalties.

The CCPA requires, among other things, that covered companies provide disclosures to California consumers and affords such consumers with certain rights, including the ability to opt out of certain sales of their personal information. The CCPA prohibits discrimination against individuals who exercise their privacy rights and provides for civil penalties for violations, as well as a private right of action in certain circumstances. Additionally, the CPRA, which will become effective in most material respects starting on January 1, 2023, further expands the CCPA with additional compliance requirements that may impact our business and establishes a regulatory agency dedicated to enforcing the CCPA and CPRA. Aspects of the interpretation and enforcement of the CCPA and CPRA remain uncertain and will impose additional compliance requirements that may impact our business. In addition, we may be subject to other new data privacy laws, such as the Virginia Consumer Data Protection Act, the Colorado Privacy Act, the Connecticut Data Privacy Act and the Utah Consumer Privacy Act in the United States (all of which go into effect in 2023) as well as the European Union Regulation on Privacy and Electronic Communications (or ePrivacy Regulation). Further, in the United States, emerging state data privacy laws may encourage other states and the federal government to pass comparable legislation, introducing the possibility of greater penalties and more rigorous compliance requirements.

The GDPR regulates the collection, control, sharing, disclosure, use, and other processing of data that can directly or indirectly identify a living individual that is a resident of the European Union and imposes stringent data protection requirements with significant penalties and the risk of civil litigation, for noncompliance. Moreover, following the UK’s exit from the European Union, the GDPR was transposed into UK law (the “UK GDPR”). However, a risk of divergent parallel regimes (and related uncertainty) exist. We cannot predict how the GDPR, the UK GDPR, or other UK or international data protection laws or regulations may develop or impact our business if and when we become subject to such laws and regulations, nor can we predict the effects of divergent laws and related guidance.

Compliance with U.S. and international data protection laws and regulations could cause us to incur substantial costs or require us to change our business practices and compliance procedures in a manner adverse to our business. Any inability to adequately address data privacy or data protection, or other information security-related concerns, even if unfounded, or to successfully negotiate privacy, data protection or information security-related contractual terms with members, or to comply with applicable laws, regulations and policies relating to privacy, data protection and information security, could result in additional cost and liability to us, harm our reputation and brand, and could negatively impact our business, financial condition, and results of operations.

Risks Related to Financial, Accounting, and Tax Matters

We may not be able to accurately predict our future capital needs, and we may not be able to obtain additional financing to fund our operations.

We anticipate that we will need to raise additional funds in the future. As we generated recurring net losses and negative operating cash flow during the research and development stage of the Forme Studio and Forme Studio Lift products, we have funded our operations primarily with gross proceeds from sales of our redeemable convertible preferred stock, the sale of SAFE notes, and the issuance of convertible notes, as well as from promissory notes. Certain of our outstanding promissory notes provides for a security interest on our assets. If we were to default on such promissory notes or any other secured debt instrument and such default is not waived, any secured collateral would become subject to liens or risk of forfeiture. Any required additional financing may not be available on terms acceptable to us, or at all. If we raise additional funds by issuing equity securities or convertible debt, investors may experience significant dilution of their ownership interest, and the newly issued securities may have rights senior to those of the holders of our common stock. If we raise additional funds by obtaining loans from third parties, the terms of those financing arrangements may include security interests on our assets, negative covenants or other restrictions on our business that could impair our operational flexibility and would also require us to incur additional interest expense. If additional financing is not available when required or is not available on acceptable terms, we may have to scale back our operations or limit our production activities, and we may not be able to expand our business, develop or enhance our products, take advantage of business opportunities, or respond to competitive pressures, which could negatively impact our business, financial condition, and results of operations. See “Certain Relationships and Related Party Transactions.”

We have identified material weaknesses in our internal control over financial reporting, and in the future, we may identify additional material weaknesses or fail to maintain an effective system of controls. If we do not remediate the material weaknesses in our internal control over financial reporting, or if we fail to establish and maintain effective internal control, we may not be able to accurately report our financial results or file our periodic reports in a timely manner, which may cause investors to lose confidence in our reported financial information and may lead to a decline in the market price of our common stock.

Effective internal control over financial reporting is necessary for us to provide reliable financial reports in a timely manner. In connection with the preparation of our financial statements for the years ended December 31, 2021 and December 31, 2020, we concluded that there were material weaknesses in our internal control over financial reporting. A material weakness is a significant deficiency, or a combination of significant deficiencies, in internal control over financial reporting such that it is reasonably possible that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses we identified related to (1) the lack of a sufficient number of trained professionals with the expertise to design, implement, and execute a formal risk assessment process and formal accounting policies, procedures, and controls over accounting and financial reporting to ensure the timely and accurate recording of financial transactions while maintaining a segregation of duties; and (2) the lack of a sufficient number of trained professionals with the appropriate U.S. GAAP technical expertise to identify, evaluate, and account for complex transactions and review valuation reports prepared by external specialists.

We are planning on implementing measures designed to improve our internal control over financial reporting to remediate these material weaknesses, including formalizing our processes and internal control documentation and strengthening supervisory reviews by our financial management; hiring additional qualified accounting and finance personnel and engaging financial consultants to enable the implementation of internal control over financial reporting and segregating duties amongst accounting and finance personnel. In addition, we are planning on implementing an accounting software system with the design and functionality to segregate incompatible accounting duties, which we currently expect will be fully implemented in our 2023 fiscal year.

While we are implementing these measures, we cannot assure you that these efforts will remediate our material weaknesses and significant deficiencies in a timely manner, or at all, or prevent restatements of our financial statements in the future. In particular, we do not currently expect that our material weakness related to our accounting software will be fully remediated for the fiscal year ended December 31, 2022 as we expect to implement new software in 2023. If we are unable to successfully remediate our material weaknesses, or identify any future significant deficiencies or material weaknesses, the accuracy and timing of our financial reporting may be adversely affected, we may be unable to maintain compliance with securities law requirements regarding timely filing of periodic reports, and the market price of our common stock may decline as a result.

Ensuring that we have adequate internal financial and accounting controls and procedures in place so that we can produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be re-evaluated frequently. We expect to incur additional costs to remediate these control deficiencies, though there can be no assurance that our efforts will be successful or avoid potential future material weaknesses. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles. If we are unable to successfully remediate our existing or any future material weaknesses in our internal control over financial reporting, or if we identify any additional material weaknesses, the accuracy and timing of our financial reporting may be adversely affected, we may be unable to maintain compliance with securities law requirements regarding timely filing of periodic reports in addition to applicable stock exchange listing requirements, investors may lose confidence in our financial reporting, and our stock price may decline as a result. We also could become subject to investigations by Nasdaq, the SEC, or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets. In addition, investors’ perceptions that our internal controls are inadequate or that we are unable to produce accurate financial statements on a timely basis may harm our stock price and make it more difficult for us to effectively market and sell our products to new and existing customers.

We may need to incur significant expenditures to address the additional operational and control requirements of our growth, either of which could harm our business, financial condition, and results of operations.

To effectively manage our growth, we must continue to expand our operational, engineering and financial systems, procedures and controls and to improve our accounting and other internal management systems. This may require substantial managerial and financial resources, and our efforts in this regard may not be successful. Our current systems, procedures, and controls may not be adequate to support our future operations. In addition, in connection with operating as a public company, we will incur additional significant legal, accounting, and other expenses that we did not incur as a private company. If our revenue does not increase to offset these increases in our expenses, we may not achieve or maintain profitability in future periods. Any failure to successfully implement systems enhancements and improvements will likely have a negative impact on our ability to manage our expected growth as well as our ability to ensure uninterrupted operation of key business systems and compliance with the rules and regulations applicable to public companies.

Our members’ ability to obtain financing on commercially reasonable terms and our ability to receive timely payments from our members, could adversely affect our results of operations.

Many of our members seek third-party financing, including through Affirm Holdings, Inc. (“Affirm”), our financing partner, to purchase our Forme Studio equipment. Our members’ ability to obtain such financing, the ability of Affirm or other consumer financing providers to provide financing to our members, and our ability to receive timely payments from our members could adversely impact our revenue and results of operations. We regularly review the collectability and creditworthiness of our members to determine an appropriate allowance for doubtful accounts. Based on our review of our members, we had no reserve for doubtful accounts as of December 31, 2021 and 2020 or September 30, 2022. If our doubtful accounts were to exceed our current or future allowance for doubtful accounts, our business, financial condition, and results of operations would be adversely affected.

Our ability to use our net operating loss to offset future taxable income may be subject to certain limitations.

As of September 30, 2022, we had U.S. federal net operating loss carryforwards (“NOLs”) and state NOLs of approximately $                million and $                 million, respectively, due to prior period losses which if not utilized will begin to expire for federal and state tax purposes beginning in 20    and 20    , respectively. Realization of these NOLs depends on future income, and there is a risk that our existing NOLs could expire unused and be unavailable to offset future income tax liabilities, which could adversely affect our results of operations.

In general, under Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”), a corporation that undergoes an “ownership change” is subject to limitations on its ability to utilize its NOLs to offset future taxable income. This offering, as well as future changes in our stock ownership, the causes of which may be outside of our control, could result in an additional ownership change under Section 382 of the Code. Our NOLs may also be impaired under state laws. In addition, under 2017 legislation commonly referred to as the Tax Cuts and Jobs Act, NOLs generated in taxable years beginning after December 31, 2017 may be utilized to offset no more than 80% of taxable income annually. This change may require us to pay federal income taxes in future years despite generating a cumulative loss for federal income tax purposes. There is also a risk that due to regulatory changes, such as suspensions on the use of NOLs, or other unforeseen reasons, our existing NOLs could expire or otherwise be unavailable to offset future income tax liabilities. For these reasons, we may not be able to realize a tax benefit from the use of our NOLs, whether or not we attain profitability.

Fluctuations in exchange rates between and among the currencies of the countries in which we do business could adversely affect our business, financial condition, and results of operations.

Our sales have been historically and primarily denominated in U.S. dollars. An increase in the value of the U.S. dollar relative to the currencies of the countries in which our members operate could impair the ability of our members to cost-effectively purchase or integrate our products into their product offerings, which may materially affect the demand for our products and cause these members to reduce their orders, which in turn would adversely affect our business, financial condition, and results of operations. If we increase operations in other currencies in the future, we may experience further foreign exchange gains or losses due to the volatility of other currencies compared to the U.S. dollar. Our results of operations are denominated in U.S. dollars, and the difference in exchange rates in one period compared to another may directly impact period-to-period comparisons of our results of operations. Furthermore, currency exchange rates have been especially volatile in the recent past, and these currency fluctuations may make it difficult for us to predict our results of operations.

We have not implemented any hedging strategies to mitigate risks related to the impact of fluctuations in currency exchange rates. Even if we were to implement hedging strategies, not every exposure can be hedged and, where hedges are put in place based on expected foreign exchange exposure, they are based on forecasts which may vary or which may later prove to have been inaccurate. Failure to hedge successfully or anticipate currency risks accurately could adversely affect our business, financial condition, and results of operations.

If we fail to maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.

As a public company, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and the rules and regulations of the applicable listing standards of Nasdaq. We expect that the requirements of these rules and regulations will continue to increase our legal, accounting, and financial compliance costs, make some activities more difficult, time-consuming and costly and place significant strain on our personnel, systems and resources. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we will file with the Securities and Exchange Commission (the “SEC”) is recorded, processed, summarized, and reported within the applicable time periods specified in SEC rules and forms and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal executive and financial officers. We are also continuing to improve our internal control over financial reporting.

In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, we have expended, and anticipate that we will continue to expend, significant resources, including accounting-related costs and significant management oversight. Our current controls and any new controls that we develop may become inadequate because of changes in conditions in our business. In addition, changes in accounting principles or interpretations could also challenge our internal controls and require that we establish new business processes, systems and controls to accommodate such changes. We have limited experience with implementing the systems and controls that will be necessary to operate as a public company, as well as adopting changes in accounting principles or interpretations mandated by the relevant regulatory bodies. Additionally, if these new systems, controls or standards and the associated process changes do not give rise to the benefits that we expect or do not operate as intended, it could adversely affect our financial reporting systems and processes, our ability to produce timely and accurate financial reports, or the effectiveness of internal control over financial reporting. Moreover, our business may be harmed if we experience problems with any new systems and controls that result in delays in their implementation or increased costs to correct any post-implementation issues that may arise.

Further, weaknesses in our disclosure controls and internal control over financial reporting may be discovered in the future. Any failure to develop or maintain effective controls or any difficulties encountered in their implementation or improvement could harm our business or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods. Any failure to implement and maintain effective internal control over financial reporting also could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we will eventually be required to include in our periodic reports that will be filed with the SEC. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the trading price of our common stock. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on Nasdaq.

We are not currently required to comply with the SEC rules that implement Section 404 of the Sarbanes-Oxley Act and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. As a public company, we will be required to provide an annual management report on the effectiveness of our internal control over financial reporting commencing with our second annual report on Form 10-K. Our independent registered public accounting firm is not required to formally attest to the effectiveness of our internal control over financial reporting until our first annual report filed with the SEC where we are an accelerated filer or a large accelerated filer, which will not occur until at least our second annual report on Form 10-K. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed or operating. Any failure to maintain effective disclosure controls and internal control over financial reporting could harm our business, financial condition, and results of operations and could cause a decline in the trading price of our common stock.

In preparing our consolidated financial statements, we make good faith estimates and judgments that may change or turn out to be erroneous, which could adversely affect our results of operations for the periods in which we revise our estimates or judgments.

In preparing our consolidated financial statements in conformity with GAAP, we must make estimates and judgments in applying our most critical accounting policies. Those estimates and judgments have a significant impact on the results we report in our consolidated financial statements. The most difficult estimates and subjective judgments that we make relate to revenue recognition, inventories, stock-based compensation, and income taxes. We base our estimates on historical experience, input from outside experts and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets, liabilities, equity, revenue, and expenses that are not readily apparent from other sources. We also have other key accounting policies that are not as subjective, and therefore, their application would not require us to make estimates or judgments that are as difficult, but which nevertheless could significantly affect our financial reporting. Actual results may differ materially from these estimates. If these estimates, judgments, or their related assumptions change, our results of operations for the periods in which we revise our estimates, judgments, or assumptions could be adversely and perhaps materially affected and may fall below the expectations of securities analysts and investors, resulting in a decline in the market price of our common stock.

Changes to financial accounting standards may affect our results of operations and could cause us to change our business practices.

We prepare our consolidated financial statements in accordance with GAAP. These accounting principles are subject to interpretation by the Financial Accounting Standards Board, the SEC, and various bodies formed to interpret and create accounting rules and regulations. Changes in accounting rules can have a significant effect on our reported financial results and may affect our reporting of transactions completed before a change is announced. Changes to those rules or the questioning of current practices may adversely affect our financial results or the way we conduct our business. The issuance of new accounting standards or future interpretations of existing accounting standards, or resulting changes in our business practices or estimates, could result in future changes in our revenue recognition or other accounting policies that could have a material adverse effect on our business, financial condition, and results of operations.

We or our members may be subject to sales and other taxes, and taxing authorities may successfully assert that we should have collected or in the future should collect sales and use, gross receipts, value added or similar taxes and may successfully impose additional obligations on us, and any such assessments or obligations could adversely affect our business, financial condition, and results of operations.

The application of indirect taxes, such as sales and use tax, value-added tax, goods and services tax, business tax, and gross receipts tax, to businesses like ours and to our members is a complex and evolving issue. Many of the fundamental statutes and regulations that impose these taxes were established before the adoption and growth of the Internet and e-commerce. Significant judgment is required on an ongoing basis to evaluate applicable tax obligations and as a result amounts recorded are estimates and are subject to adjustments. In many cases, the ultimate tax determination is uncertain because it is not clear how new and existing statutes might apply to our business or to trainers and fitness instructors’ businesses generally. In addition, local governments are increasingly looking for ways to increase revenue, which has resulted in discussions about tax reform and other legislative action to increase tax revenue, including through indirect taxes.

We are subject to indirect taxes in the United States and various foreign jurisdictions, and we may face indirect tax audits in various U.S. and foreign jurisdictions. In certain jurisdictions, we collect and remit indirect taxes. However, tax authorities have raised and may continue to raise questions about or challenge or disagree with our calculation, reporting or collection of taxes and may require us to collect taxes in jurisdictions in which we do not currently do so or to remit additional taxes and interest, and could impose associated penalties and fees. A successful assertion by one or more tax authorities requiring us to collect taxes in jurisdictions in which we do not currently do so or to collect additional taxes in a jurisdiction in which we currently collect taxes, could result in substantial tax liabilities, including taxes on past sales, as well as penalties and interest, or could otherwise harm our business, financial condition, and results of operations. Although we have reserved for potential payments of possible past tax liabilities in our financial statements, if these liabilities exceed such reserves, our financial condition could be harmed.

Additionally, one or more states, the federal government, other localities or other taxing jurisdictions may seek to impose additional reporting, record-keeping or indirect tax collection obligations on businesses like ours. For example, taxing authorities in the United States and other countries have identified e-commerce as a means to calculate, collect and remit indirect taxes for transactions taking place over the Internet, and are considering related legislation. After the U.S. Supreme Court decision in South Dakota v. Wayfair Inc., certain states have enacted laws that would require tax reporting, collection or tax remittance on items sold online. This new legislation could require us or trainers and fitness instructors to incur substantial costs in order to comply, including costs associated with tax calculation, collection, and remittance and audit requirements, which could make our offerings less attractive and could adversely affect our business, financial condition, and results of operations.

As a result of these and other factors, the ultimate amount of tax obligations owed may differ from the amounts recorded in our financial statements and any such difference may adversely impact our results of operations in future periods in which we change our estimates of our tax obligations or in which the ultimate tax outcome is determined.

Changes in our tax rates or exposure to additional tax liabilities or assessments could affect our profitability, and audits by tax authorities could result in additional tax payments.

We are affected by various taxes imposed in different jurisdictions, including direct and indirect taxes imposed on our global activities. Significant judgment is required in determining our provisions for taxes, and there are many transactions and calculations where the ultimate tax determination is uncertain. The amount of income tax we pay is subject to ongoing audits by tax authorities. If audits result in payments or assessments, our future results may include unfavorable adjustments to our tax liabilities, and we could be adversely affected. Any significant changes to the tax system in the jurisdictions where we operate could adversely affect our business, financial condition, and results of operations.

New or future changes to U.S. and non-U.S. tax laws could materially adversely affect us.

New or future changes in tax laws, regulations, and treaties, or the interpretation thereof, in addition to tax regulations adopted but not in effect, tax policy initiatives and reforms under consideration in the United States or in international jurisdictions, and other initiatives could have an adverse effect on the taxation of international businesses. Furthermore, countries where we are subject to taxes, including the United States, are independently evaluating their tax policy and we may see significant changes in legislation and regulations concerning taxation. Certain countries may enact tax legislation which could affect international businesses, and other countries have become more aggressive in their approach to audits and enforcement of their applicable tax laws. We are unable to predict what future tax changes may be proposed or enacted or the potential impact any such changes would have on our business, but any changes, to the extent they are brought into tax legislation, regulations, policies, or practices, could increase our effective tax rates in the United States, as well as in countries in the event we expand our international operations, and have an adverse effect on our overall tax rate, along with increasing the complexity, burden, and cost of tax compliance, all of which could impact our business, financial condition, and results of operations.

Tax regulatory authorities may disagree with our positions and conclusions regarding certain tax positions resulting in unanticipated costs or non-realization of expected benefits.

A tax authority may disagree with tax positions that we have taken. For example, a tax authority may take the position that material income tax liabilities, interest, and penalties are payable by us, in which case, we expect that we might contest such assessment. Contesting such an assessment may be lengthy and costly and if we were unsuccessful in disputing the assessment, the implications could be materially adverse to us and affect our anticipated effective tax rate or operating income, and we could be required to pay substantial penalties and interest where applicable.

Risks Related to Our International Operations

Our business, financial condition, and results of operations could be adversely affected by worldwide economic conditions, as well as political and economic conditions in the countries in which we conduct business.

Our business, financial condition, and results of operations are impacted by worldwide economic conditions. Uncertainty about current global economic conditions may cause businesses to postpone spending in response to tighter credit, unemployment or negative financial news. This in turn could have a material adverse effect on the demand for our products or the systems into which our products are incorporated. Multiple factors relating to our international operations and to particular countries in which we operate, or plan to operate, could negatively impact our business, financial condition, and results of operations. These factors include:

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difficulty establishing and managing international operations and the increased operations, travel, infrastructure, including establishment of local delivery service and customer service operations, and legal compliance costs associated with locations in different countries or regions;

•	the need to vary pricing and margins to effectively compete in international markets;

•	the need to adapt and localize products and services for specific countries, including obtaining rights to third-party intellectual property, including music, used in each country;

•	increased competition from local providers of similar products and services;

•	the need to offer content and customer support in various languages;

•	compliance with anti-bribery laws, such as the U.S. Foreign Corrupt Practices Act (“FCPA”), and the U.K. Bribery Act 2010 (“U.K. Bribery Act”), by us, our employees, and our business partners;

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complexity and other risks associated with current and future legal requirements in other countries, including legal requirements related to consumer protection, consumer product safety, and data privacy frameworks, such as the E.U. General Data Protection Regulation;

•	varying levels of internet technology adoption and infrastructure, and increased or varying network and hosting service provider costs;

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fluctuations in currency exchange rates and the requirements of currency control regulations, which might restrict or prohibit conversion of other currencies into U.S. dollars; and compliance with local laws and regulations, such as content rules, and unanticipated changes in local laws and regulations, including tax laws and regulations;

•	reduced protection of intellectual property rights and heightened exposure to intellectual property theft;

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trade and foreign exchange restrictions and higher tariffs, including any trade tensions between the United States and foreign countries that may result in higher tariffs on our products or components or parts of our products;

•	timing and availability of import and export licenses and other governmental approvals, permits and licenses, including export classification requirements;

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restrictions imposed by the U.S. government or foreign governments on our ability to do business with certain companies or in certain countries as a result of international political conflicts or the COVID-19 pandemic, and the complexity of complying with those restrictions;

•	transportation delays and other consequences of limited local infrastructure, and disruptions, such as large scale outages or interruptions of service from utilities or telecommunications providers;

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the effects of adverse economic conditions in the markets in which we sell our products, including inflationary pressures, which has or may result in increased interest rates, fuel prices, wages, and other costs;

•	difficulties in staffing international operations;

•	changes in immigration policies which may impact our ability to hire personnel;

•	local business and cultural factors that differ from our normal standards and practices;

•	differing employment practices and labor relations;

•	heightened risk of terrorist acts, civil disturbances or political instability;

•	regional health issues and the impact of public health epidemics on employees and the global economy, such as the worldwide COVID-19 pandemic;

•	power outages and natural disasters;

•	changes in political, regulatory, legal, or economic conditions;

•	disruptions of capital and trading markets; and difficulty in obtaining distribution and support.

These risks could harm our international operations, delay new product releases, increase our operating costs and hinder our ability to grow our operations and business and, consequently, our business, financial condition, and results of operations could suffer.

We have limited experience with international regulatory environments and market practices and may not be able to penetrate or successfully operate in the markets we choose to enter. In addition, we may incur significant expenses as a result of our international expansion, and we may not be successful. We may face limited brand recognition in certain parts of the world that could lead to non-acceptance or delayed acceptance of our products and services by consumers in new markets. We may also face challenges to acceptance of our fitness and wellness content in new markets. Our failure to successfully manage these risks could harm our international operations and have an adverse effect on our business, financial condition, and results of operations.

Expansion of our business internationally exposes us to numerous legal and regulatory requirements and failure to comply with such requirements, including unexpected changes to such requirements, could adversely affect our results of operations.

We intend to expand our business internationally and as a result, we will be increasingly subject to numerous, and sometimes conflicting, legal regimes of the United States and foreign national, state and provincial authorities on matters as diverse as anti-corruption, trade restrictions, tariffs, taxation, sanctions, immigration, internal and disclosure control obligations, securities regulation, anti-competition, data security, privacy, labor relations, wages and severance, and health care requirements. For example, our operations in the United States are, and our operations outside of the United States may also be, subject to U.S. laws on these diverse matters. U.S. laws may be different in significant respects from the laws of jurisdictions where we seek to expand, such as Canada and the United Kingdom. We also may seek to expand operations in emerging market jurisdictions where legal systems are less developed or familiar to us. Our exposure for potential violations of international legal and regulatory requirements will increase to the extent we expand our international operations.

In addition, there can be no assurance that the laws or administrative practices relating to taxation (including the current position as to income and withholding taxes), foreign exchange, export controls, economic sanctions, or otherwise in the jurisdictions where we have operations will not change. Changes in tax laws in some jurisdictions may also have a retroactive effect and we may be found to have paid less tax than required in such regions. Compliance with diverse legal requirements is costly, time consuming, and requires significant resources. Violations of one or more of these regulations in the conduct of our business could result in significant fines, criminal sanctions against us or our officers, prohibitions on doing business, and damage to our reputation. Violations of these regulations in connection with the performance of our obligations to our members also could result in liability for significant monetary damages, fines or criminal prosecution, unfavorable publicity and other reputational damage, and allegations by our members that we have not performed our contractual obligations.

Due to the varying degrees of development of the legal systems of the countries in which we operate, local laws might be insufficient to protect our rights. New legislation or regulation, the application of laws from jurisdictions whose laws do not currently apply to our business, or the application of existing laws and regulations to the fitness and wellness industry generally could result in significant additional compliance costs and responsibilities for our business.

Risks Related to Regulatory Matters

Our business is subject to a wide range of laws and regulations, many of which are evolving, and failure to comply with such laws and regulations could harm our business, financial condition, and results of operations.

We are subject to a wide variety of laws, regulations, and standards in the United States and other jurisdictions governing issues such as worker classification, labor and employment, anti-discrimination, automatically renewing subscription payments, gift cards, whistleblowing and worker confidentiality obligations, product liability, warranties, product defects, maintenance, and repairs, personal injury, membership services, intellectual property, consumer protection, taxation, privacy, data security, competition, terms of service, mobile application accessibility, insurance, payment processing, environmental, health. and safety, background checks, public health, anti-corruption, anti-bribery, import and export restrictions, trade and economic sanctions, foreign ownership and investment, foreign exchange controls, and delivery and installation of goods are often complex and subject to varying interpretations, in many cases due to their lack of specificity. As a result, their application in practice may change or develop over time through judicial decisions or as new guidance or interpretations are provided by regulatory and governing bodies, such as federal, state, and local administrative agencies.

Fitness equipment sold for home use, such as our Forme Studio and Forme Studio Lift, is regulated in the United States by the Consumer Product Safety Commission (“CPSC”) under the Consumer Product Safety Act (“CPSA”). Safety-related information that we learn about our Forme Studio and Forme Studio Lift from any source—including, but not limited to, internal testing, third-party testing, our customer service channels, our social media accounts, customer reviews, investigative and news reports, and direct notices from the CPSC may trigger reporting obligations under the CPSA that could lead to product safety investigations, corrective actions including consumer-level recalls, enforcement actions, and civil or criminal penalties. The outcome of any such actions mandated by or entered into voluntarily with CPSC may have adverse business, financial, legal, reputational, and other consequences to our business.

The smart home gym and connected fitness industry and our business model are relatively nascent and rapidly evolving. New laws and regulations and changes to existing laws and regulations continue to be adopted, implemented and interpreted in response to our industry and related technologies. As we expand our business into new markets or introduce new offerings into existing markets, regulatory bodies or courts may claim that we or users on the Forme platform are subject to additional requirements, or that we are prohibited from conducting our business in certain jurisdictions, or that users on the Forme platform are prohibited from using the Forme platform, either generally or with respect to certain offerings.

Recent financial, political, and other events have increased the level of regulatory scrutiny on larger companies, technology companies in general and companies engaged in dealings with independent contractors. Regulatory bodies may enact new laws or promulgate new regulations that are adverse to our business, or, due to changes in our operations and structure or partner relationships as a result of changes in the market or otherwise, they may view matters or interpret laws and regulations differently than they have in the past or in a manner adverse to our business. See “Risk Factors – Risks Related to Our Business—Challenges to independent contractor classification of certain personnel, including content production personnel, may have adverse business, financial, tax, legal, and other consequences to our business.” Such regulatory scrutiny or action may create different or conflicting obligations from one jurisdiction to another, and may have a negative outcome that could adversely affect our business, operations, financial condition, and results of operations. Additionally, we have invested and from time to time we will continue to invest resources in an attempt to influence or challenge legislation and other regulatory matters pertinent to our operations. These activities may not be successful, and any negative outcomes could adversely affect our business, operations, financial condition, and results of operations.

Challenges to independent contractor classification of certain personnel, including content production personnel, may have adverse business, financial, tax, legal, and other consequences to our business.

We may become subject to claims, lawsuits, arbitration proceedings, administrative actions, government investigations, and other legal and regulatory proceedings at the federal, state and municipal levels challenging the classification of our fitness instructors or other content production providers with whom we work as independent contractors. Our use of independent contractors for content production activities fluctuates depending on production volume and schedule. The tests governing whether an individual is an independent contractor or an employee vary by governing law and are typically highly fact sensitive. Laws and regulations that govern the status and misclassification of independent contractors are subject to changes and divergent interpretations by various authorities which can create uncertainty and unpredictability for us. For example, Assembly Bill 5 (as codified in part at Cal. Labor Code sec. 2750.3) codified and extended an employment classification test in Dynamex Operations West, Inc. v. Superior Court, which established a new standard for determining employee or independent contractor status. A determination that classifies our independent contractors as “employees,” could harm our business, financial condition, and results of operations, including as a result of:

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monetary exposure arising from or relating to failure to withhold and remit taxes, unpaid wages and wage and hour laws and requirements (such as those pertaining to failure to pay minimum wage and overtime, or to provide required breaks and wage statements), expense reimbursement, statutory and punitive damages, penalties, including related to the California Private Attorneys General Act, and government fines;

•	injunctions prohibiting continuance of existing business practices;

•	claims for employee benefits, social security, workers’ compensation, and unemployment;

•	claims of discrimination, harassment, and retaliation under civil rights laws;

•	claims under new or existing laws pertaining to unionizing, collective bargaining, and other concerted activity;

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other claims, charges, or other proceedings under laws and regulations applicable to employers and employees, including risks relating to allegations of joint employer liability or agency liability; and

•	harm to our reputation and brand.

In addition to the harms listed above, a determination in, or settlement of, any legal proceeding that classifies an independent contractor as an employee may require us to alter our existing business model or operations, which may increase our costs and may negatively impact our ability to add qualified fitness instructors and other content production personnel and grow our business. This in turn would likely have a material adverse effect on our business, financial condition, and results of operations and our ability to achieve or maintain profitability in the future.

We are subject to economic sanctions, export control, and similar laws. Non-compliance with such laws can subject us to criminal or civil liability and harm our business, financial condition, and results of operations.

The United States and various foreign governments have imposed controls, export license requirements, restrictions on the import or export of certain technologies, and economic sanctions measures administered by the U.S. Treasury Department’s Office of Foreign Assets Control (OFAC) and other agencies. Our products are subject to U.S. export controls, which may require submission of a product classification request and submission of periodic reports. Compliance with applicable regulatory requirements regarding the export of our products and services may create delays in the introduction of our products and services in international markets, prevent our international members from accessing our products and services, and, in some cases, prevent the export of our products and services to some countries altogether. As a U.S. company, we are subject to U.S. sanctions restrictions in our U.S. and foreign activities.

Furthermore, U.S. export control laws and economic sanctions prohibit the provision of products and services to countries, governments, and persons targeted by U.S. sanctions. We are in the process of implementing policies and procedures to prevent transacting with or allowing our products to be provided to targets of U.S. sanctions, our products and services, including our firmware updates, could be inadvertently provided to those targets or to prohibited or blocked persons. Any such provision or prohibited transactions could have negative consequences for us, including government investigations, penalties, and reputational harm. Our failure to obtain required import or export approval for our products could harm our international and domestic sales and adversely affect our revenue. In addition, we could be subject to future enforcement action with respect to compliance with governmental export and import controls and economic sanctions laws that result in penalties, costs, and restrictions on export privileges that could have an adverse effect on our business, financial condition, and results of operations.

In addition, various countries regulate the import and export of certain encryption and other technology, including import and export permitting and licensing requirements. While we do not currently incorporate any encryption technology in our products and services and currently sell our products and services only the United States, if and when such laws become applicable to us, it could limit our ability to distribute our products or could limit our users’ ability to access our products in those countries. Further, if changes in our products and services result in such laws becoming applicable to us (for example, if we were to incorporate encryption technology into our products and services), future changes in the export and import control regulations of the United States or other countries may prevent members from utilizing our products globally or, in some cases, prevent the export or import of our products to certain countries, governments, or persons altogether.

Any future change in export or import regulations, economic sanctions, or related legislation, or change in the countries, governments, persons, or technologies targeted by such regulations, could also result in decreased use of our products by, or in our decreased ability to export or sell products to, existing or potential users. Any decreased use of our products or limitation on our ability to export or sell our products would likely adversely affect our business, financial condition, and results of operations. Additionally, supply chain and ethical sourcing rules in the United States, such as the Uyghur Forced Labor Prevention Act, and similar rules in other countries may impact outsourcing, manufacturing, sales, and ability to import or export our products and services.

We cannot predict whether any material suits, claims, or investigations relating to these laws may arise in the future. Regardless of the outcome of any future actions, claims, or investigations, we may incur substantial defense costs and such actions may cause a diversion of management time and attention. Also, it is possible that we may be required to pay substantial damages or settlement costs which could have a material adverse effect on our business, financial condition, and results of operations.

We could be adversely affected by violations of applicable anti-corruption laws or violations of our internal policies designed to ensure ethical business practices.

We are subject to the risk that we, our U.S. employees or our employees located in other jurisdictions or any third parties that we engage to do work on our behalf in foreign countries may take action determined to be in violation of anti-corruption laws in any jurisdiction in which we conduct business, including the FCPA and the U.K. Bribery Act, as well as other similar anti-bribery and anti-kickback laws and regulations. These laws prohibit companies and their employees and third-party intermediaries from corruptly promising, authorizing, offering, or providing, directly or indirectly, improper payments or anything of value to government officials, political parties, public international organizations, and private-sector recipients for the purpose of obtaining or retaining business, directing business to any person, or securing any improper advantage. In addition, U.S. public companies are required to maintain records that accurately and fairly represent their transactions and accounts and have an adequate system of internal accounting controls. In many foreign countries, including countries in which we may conduct business, it may be a local custom that businesses engage in practices that are prohibited by the FCPA or other applicable laws and regulations. We face significant risks if we or any of our directors, officers, employees, agents or other partners or representatives fail to comply with these laws.

We have begun to implement an anti-corruption compliance program, including policies and procedures designed to foster compliance with these laws. However, despite such precautions, our employees, contractors, and agents, and companies to which we outsource certain of our business operations may take actions in violation of our policies or applicable law. Any such violation could have an adverse effect on our reputation, business, financial condition, results of operations, and prospects.

Any violation of the FCPA, other applicable anti-corruption laws, or anti-money laundering laws could result in whistleblower complaints, adverse media coverage, investigations, loss of export privileges, substantial fines, sanctions, civil penalties, criminal penalties, and curtailment of operations in certain jurisdictions and, in the case of the FCPA, suspension or debarment from U.S. government contracts, any of which could have a materially adverse effect on our reputation, business, financial condition, results of operations, and prospects. In addition, responding to any enforcement action may result in a significant diversion of management’s attention and resources and significant defense costs and other professional fees.

Changes to U.S. or foreign trade policy, tariff, or similar regulations may have a material adverse effect on our business, financial condition, and results of operations.

Changes in U.S. or foreign international, social, political, regulatory, and economic conditions or in laws and policies governing foreign trade, supply chain sourcing and transparency, manufacturing, development, and investment in the territories or countries where we currently sell our products or conduct our business have in the past and could in the future adversely affect our business. Although we do not currently expect Russia’s invasion of Ukraine or the related current or future export and other business sanctions on Russia and Belarus to materially impact us directly due to our limited sales to Russia, we are unable at this time to predict the ultimate impact this conflict will have on our company, the global economy or the stock markets.

Successive U.S. presidential administrations and Congress have instituted or proposed changes in trade policies that included the negotiation or termination of trade agreements, the imposition of higher tariffs on imports into the U.S., economic sanctions on individuals, corporations or countries, and other government regulations affecting trade between the U.S. and other countries where we conduct our business. Any new tariffs and other changes in U.S. trade policy could trigger retaliatory actions by affected countries, and certain foreign governments have instituted or are considering imposing trade sanctions on certain U.S. goods. U.S. presidential administrations and Congress also have focused on policy reforms that discouraged corporations from outsourcing manufacturing and production activities to foreign jurisdictions, including through tariffs or penalties on goods manufactured outside the United States, which have required us to change the way we conduct business. The current U.S. presidential administration has continued certain import tariffs and export restrictions against certain foreign manufacturers initiated by prior administrations.

Political changes and trends such as populism, protectionism, economic nationalism, and sentiment toward multinational companies and resulting changes to trade, tax or other laws and policies may be disruptive to our businesses. These changes in U.S. and foreign laws and policies have the potential to adversely impact the U.S. economy or certain sectors thereof, our industry, and the global demand for our products, and as a result, could have a material adverse effect on our business, financial condition, and results of operations.

Changes in legislation in U.S. and foreign taxation of international business activities or the adoption of other tax reform policies, as well as the application of such laws, could adversely impact our financial position and results of operations.

Recent or future changes to U.S., U.K. and other tax laws could impact the tax treatment of our foreign earnings. We generally conduct our international operations through wholly owned subsidiaries, branches, or representative offices and report our taxable income in various jurisdictions worldwide based upon our business operations in those jurisdictions. Further, we are in the process of implementing an international structure that aligns with our financial and operational objectives as evaluated based on our international markets, expansion plans, and operational needs for headcount and physical infrastructure outside the United States. The intercompany relationships between our legal entities are subject to complex transfer pricing regulations administered by taxing authorities in various jurisdictions. Although we believe we are compliant with applicable transfer pricing and other tax laws in the United States, the United Kingdom, and other relevant countries, due to changes in such laws and rules, we may have to modify our international structure in the future, which will incur costs, may increase our worldwide effective tax rate, and may adversely affect our financial position and results of operations. In addition, significant judgment is required in evaluating our tax positions and determining our provision for income taxes.

During the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. For example, our effective tax rates could be adversely affected by earnings being lower than anticipated in countries where we have lower statutory rates and higher than anticipated in countries where we have higher statutory rates, by changes in foreign currency exchange rates, or by changes in the relevant tax, accounting, and other laws, regulations, principles, and interpretations. As we operate in numerous taxing jurisdictions, the application of tax laws can be subject to diverging and sometimes conflicting interpretations by tax authorities of these jurisdictions. It is not uncommon for taxing authorities in different countries to have conflicting views with respect to, among other things, the manner in which the arm’s-length standard is applied for transfer pricing purposes, or with respect to the valuation of intellectual property.

If U.S., U.K., or other tax laws further change, if our current or future structures and arrangements are challenged by a taxing authority, or if we are unable to appropriately adapt the manner in which we operate our business, we may have to undertake further costly modifications to our international structure and our tax liabilities and results of operations may be adversely affected.

We and our third-party manufacturers and suppliers are, or could become, subject to environmental, health, and safety laws, which could increase our costs, restrict our operations and require expenditures that could have a material adverse effect on our business, financial condition, and results of operations.

We and our third-party manufacturers and suppliers are, and could become, subject to a wide range of international, federal, state, provincial, and local governmental regulations directed at preventing or mitigating environmental harm, as well as to the storage, discharge, handling, generation, disposal and labeling of toxic or other hazardous substances. Although we outsource our manufacturing, the manufacturing of our products by our third-party manufacturers and suppliers require the use of hazardous materials that similarly subject these third parties, and therefore our business, to such environmental laws and regulations. Our failure or the failure of these third parties to comply with these laws or regulations can result in regulatory, civil, or criminal penalties, fines, and legal liabilities, suspension of production, alteration of manufacturing processes, including for our products, reputational damage, and negative impact on our operations or sales of our products and services. Failure to comply with environmental regulations could also subject us or our third-party manufacturing partners to property damage or personal injury claims. Compliance with current or future environmental laws and regulations could restrict our ability to expand our business or require us or our third-party manufacturing partners to incur other substantial expenses, which could harm our business. Increased compliance costs by our third-party manufacturing partners may also result in increased costs to our business. Our business and operations are also subject to health and safety laws and regulations adopted by government agencies such as the

Occupational Safety and Health Administration (“OSHA”). Although we believe we are in material compliance with applicable law concerning matters relating to health, safety, and the environment, the risk of liability relating to these matters cannot be eliminated completely.

Risks Related to Becoming a Public Company

We will incur increased costs and become subject to additional regulations and requirements as a result of becoming a public company, which could have a material adverse effect on our business, financial condition, and results of operations, and make it more difficult to run our business or divert management’s attention from our business.

As a public company, we will be required to commit significant resources and management time and attention to the requirements of being a public company, which will cause us to incur significant legal, accounting and other expenses that we have not incurred as a private company, including costs associated with public company reporting requirements. We also will incur costs associated with the Sarbanes-Oxley Act and related rules implemented by the SEC and Nasdaq, and compliance with these requirements will place significant demands on our legal, accounting and finance staff and on our accounting, financial and information systems. In addition, we might not be successful in implementing these requirements. The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time consuming and costly, although we are currently unable to estimate these costs with any degree of certainty. These laws and regulations also could make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees, or as our executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our common stock, fines, sanctions and other regulatory action and potentially civil litigation, any of which could have a material adverse effect on our business, financial condition, and results of operations.

We intend to hire additional accounting and finance personnel with system implementation experience and expertise regarding compliance with the Sarbanes-Oxley Act. We may be unable to locate and hire qualified professionals with requisite technical and public company experience when and as needed. In addition, new employees will require time and training to learn our business and operating processes and procedures. If we are unable to recruit and retain additional finance personnel or if our finance and accounting team is unable for any reason to respond adequately to the increased demands that will result from being a public company, the quality and timeliness of our financial reporting may suffer, which could result in the identification of material weaknesses in our internal controls. Any consequences resulting from inaccuracies or delays in our reported financial statements could cause our stock price to decline and could harm our business, financial condition, and results of operations.

We are an emerging growth company and a smaller reporting company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies and smaller reporting companies could make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and, for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to emerging growth companies, including:

•	not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act;

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reduced disclosure obligations regarding executive compensation in our periodic reports and annual report on Form 10-K; and exemptions from the requirements of holding non-binding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We could be an emerging growth company for up to five years following the completion of this offering. Our status as an emerging growth company will end as soon as any of the following takes place:

•	the last day of the fiscal year in which we have more than $1.07 billion in annual revenue (subject to adjustment for inflation from time to time, pursuant to SEC rules);

•	the date we qualify as a “large accelerated filer,” with at least $700.0 million of equity securities held by non-affiliates;

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the date on which we have issued, in any three-year period, more than $1.0 billion in non-convertible debt securities; or the last day of the fiscal year ending after the fifth anniversary of the completion of this offering.

We currently intend to take advantage of the available exemptions described above. We have taken advantage of reduced reporting burdens in this prospectus. In particular, we have not included all of the executive compensation information that would be required if we were not an emerging growth company.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to avail ourselves of this provision of the JOBS Act. As a result, we will not be subject to new or revised accounting standards at the same time as other public companies that are not emerging growth companies. Therefore, our consolidated financial statements may not be comparable to those of companies that comply with new or revised accounting pronouncements as of public company effective dates. In addition, for as long as we are an “emerging growth company” under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. Even if our management concludes that our internal controls over financial reporting are effective, however, our independent registered public accounting firm may still issue a report that is qualified if it is not satisfied with our controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us.

Even after we no longer qualify as an emerging growth company, we may still qualify as a “smaller reporting company,” which would allow us to take advantage of many of the same exemptions from disclosure requirements including exemption from compliance with the auditor attestation requirements of Section 404 and reduced disclosure obligations regarding executive compensation in this report and our periodic reports and proxy statements.

We cannot predict if investors will find our common stock less attractive if we choose to rely on any of the exemptions afforded emerging growth companies or smaller reporting companies. If some investors find our common stock less attractive because we rely on any of these exemptions, there may be a less active trading market for our common stock and the market price of our common stock may be more volatile.

Our management team has limited experience managing a public company.

Most members of our management team have limited experience managing a publicly traded company, interacting with public company investors, and complying with the increasingly complex laws pertaining to public companies. Our management team may not successfully or efficiently manage our transition to being a public company subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, financial condition, and results of operations.

Risks Related to Our Common Stock and This Offering

An active trading market for our common stock may not develop or be sustained and you may not be able to sell your shares at or above the initial public offering price, or at all.

There has been no public market for our common stock prior to this offering. The initial public offering price for our common stock will be determined through negotiations between the underwriters and us and may vary from the market price of our common stock following this offering. If you purchase our common stock in this offering, you may not be able to resell those shares at or above the initial public offering price, or at all. An active market in our common stock may not develop upon completion of this offering or, if it does develop, it may not be sustainable or liquid enough for you to sell your shares. We have applied to list our common stock on Nasdaq, but we cannot assure you that an active trading market will develop.

Our share price may be volatile and may decline, resulting in a loss of some or all of your investment.

The initial public offering price for our common stock will be determined through negotiations between the underwriters and us and may vary from the market price of our common stock following this offering. If you purchase our common stock in this offering, you may not be able to resell those shares at or above the initial public offering price, or at all. The trading price and volume of our common stock is likely to be volatile and could fluctuate significantly in response to numerous factors, many of which are beyond our control, including but not limited to:

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actual or anticipated fluctuations in our results of operations and financial and non-financial metrics due to, among other things, changes in customer demand, product life cycles, pricing, ordering patterns, and unforeseen operating costs;

•	the financial projections we may provide to the public, any changes in these projections, our practice of providing projections, if any, or our failure to meet these projections;

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failure of securities analysts to initiate or maintain coverage of us, changes in financial estimates or ratings by any securities analysts who follow us, or our failure to meet these estimates or the expectations of investors;

•	announcements related to key management, founders, key management, directors, or key investors;

•	announcements by us of changes to our product offerings, business plans, or strategies;

•	announcements by us or our competitors of significant technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;

•	changes in operating performance and stock market valuations of companies in our industry or our target markets;

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negative publicity related to problems in our manufacturing or the real or perceived quality of our products, as well as the failure to timely launch new products or services that gain market acceptance;

•	rumors and market speculation involving us or other companies in our industry;

•	developments or disputes concerning our or other parties’ products, services, or intellectual property rights;

•	timing and seasonality of the end-market demand;

•	cyclical fluctuations, trends, and changes in the economic conditions in our industry or target markets;

•	price and volume fluctuations in the overall stock market from time to time, including as a result of trends in the economy as a whole;

•	actual or anticipated developments in our business or our competitors’ businesses or the competitive landscape generally;

•	new laws or regulations or new interpretations of existing laws, or regulations applicable to our business;

•	changes in our management;

•	lawsuits or investigations threatened, filed, or initiated against us;

•	the expiration of contractual lock-up or market standoff agreements;

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sales of shares of our common stock by us or our stockholders, or the perception that such sales may occur; and other events or factors, including those resulting from macroeconomic conditions, geopolitical crises, outbreak of hostilities or acts of war such as the Russian invasion of Ukraine, incidents of terrorism, global pandemics such as the COVID-19 pandemic, and similar events, as well as responses to these or similar events.

The stock markets in general have experienced extreme price and volume fluctuations. Stock prices of many companies, including companies in the fitness and wellness industry, have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, stockholders have instituted securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business and adversely affect our business, financial condition, and results of operations.

Moreover, because of these fluctuations, comparing our results of operations on a period-to-period basis may not be meaningful. You should not rely on our past results as an indication of our future performance. This variability and unpredictability could also result in our failing to meet the expectations of industry or financial analysts or investors for any period. If our net revenue or results of operations fall below the expectations of analysts or investors or below any forecasts we may provide to the market, or if the forecasts we provide to the market are below the expectations of analysts or investors, the price of our common stock could decline substantially. Such a share price decline could occur even when we have met any previously publicly stated net revenue or earnings forecasts that we may provide.

Our focus on delivering a high-quality and engaging member experience may not maximize short-term financial results, which may yield results that conflict with the market’s expectations and could result in our stock price being negatively affected.

We focus on driving long-term member engagement through innovation, frictionless, cost-effective and immersive programs, classes and content, technologically advanced and customizable connected fitness hardware products, and community support, which may not necessarily maximize short-term financial results. We may make business decisions that may reduce our short-term financial results if we believe that the decisions are consistent with our goals to improve the member experience, which we believe will improve our financial results over the long term. For example, our decision to use real, human trainers to deliver our coaching offering may increase operating expenses, but we believe these decisions will drive higher member satisfaction, retention, profit, and ultimately lifetime value. These decisions may not be consistent with the short-term expectations of our stockholders and may not produce the long-term benefits that we expect, in which case our membership growth and member engagement, business, financial condition, and results of operations could be harmed.

We intend to list our common stock on Nasdaq and if we fail to meet the continued listing requirements of Nasdaq after this offering, it could result in a de-listing of our common stock.

We expect to list our common stock on Nasdaq under the symbol “TRNR.” If we fail to satisfy the continued listing requirements of Nasdaq, such as the corporate governance requirements or the minimum closing bid price requirement, Nasdaq may take steps to de-list our common stock. Such a de-listing would likely have a negative effect on the price of our common stock and would impair your ability to sell or purchase our common stock when you wish to do so. In the event of a de-listing, we would take actions to restore our compliance with

Nasdaq’s listing requirements, but we can provide no assurance that any such action taken by us would allow our common stock to become listed again, stabilize the market price or improve the liquidity of our common stock, prevent our common stock from dropping below the Nasdaq minimum bid price requirement or prevent future non-compliance with Nasdaq’s listing requirements.

If our shares are delisted from Nasdaq and become subject to the penny stock rules, it would become more difficult to trade our shares.

The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a price of less than $5.00, other than securities registered on certain national securities exchanges or authorized for quotation on certain automated quotation systems, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system. If we do not obtain or retain a listing on Nasdaq and if the price of our common stock is less than $5.00, our common stock will be deemed a penny stock. The penny stock rules require a broker-dealer, before a transaction in a penny stock not otherwise exempt from those rules, to deliver a standardized risk disclosure document containing specified information. In addition, the penny stock rules require that before effecting any transaction in a penny stock not otherwise exempt from those rules, a broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive (i) the purchaser’s written acknowledgment of the receipt of a risk disclosure statement; (ii) a written agreement to transactions involving penny stocks; and (iii) a signed and dated copy of a written suitability statement. These disclosure requirements may have the effect of reducing the trading activity in the secondary market for our common stock, and therefore stockholders may have difficulty selling their shares.

Substantial future sales of our common stock could cause the market price of our common stock to decline.

The market price of our common stock could decline as a result of substantial sales of our common stock, particularly sales by our directors, executive officers and significant stockholders, a large number of our common stock becoming available for sale or the perception in the market that holders of a large number of shares intend to sell their shares. Upon completion of this offering, we will have approximately             common stock outstanding, assuming no exercise of the underwriters’ option to purchase additional shares. All of the common stock sold in this offering will be freely transferable without restriction or additional registration under the Securities Act of 1933, as amended (the “Securities Act”), subject to restrictions applicable to shares held by affiliates. Subject to the restrictions under Rule 144 and 701 under the Securities Act, common stock outstanding after this offering will be eligible for resale upon the expiration of lock-up agreements or other contractual restrictions.

We, all of our directors and executive officers, and the holders of substantially all of our common stock and securities exercisable for or convertible into our common stock outstanding immediately prior to the closing of this offering have agreed, or will agree, with the underwriters, subject to certain exceptions, not to offer for sale, sell, pledge, lend, or otherwise dispose of, or hedge, any common stock or securities convertible into or exchangeable for common stock during the period from the date of this prospectus continuing through             after the date of this prospectus (the “Restricted Period”).

As a result of these contractual lock-up agreements and the provisions of Rules 144 and 701 under the Securities Act, these common stock will be available for sale in the public market beginning             after the date of this prospectus, subject in some cases to restrictions in award agreements and contractual obligations with us or the volume and other restrictions of Rule 144.

In addition, Berenberg Capital Markets, LLC, on behalf of the underwriters, may in its sole discretion release some or all of the shares subject to the lock-up agreements prior to the expiration of the Restricted Period, subject to applicable notice requirements and in some cases without public notice. See “Underwriting” and “Shares Eligible for Future Sale” for additional information. As these resale restrictions end, the market price of our common stock could decline if the holders of those shares sell them or are perceived by the market as intending to sell them.

After this offering, subject to the lock-up agreements described above, the holders of an aggregate of                shares of our common stock as of September 30, 2022 will have rights, subject to certain conditions, to require us to file registration statements covering their shares and the holders of an aggregate of                shares of our common stock as of September 30, 2022 will have rights, subject to certain conditions, to include their shares in registration statements that we may file for ourselves or our stockholders. We also intend to register common stock that we may issue under our employee equity incentive plans. Once we register these shares, they will be able to be sold freely in the public market upon issuance, subject to restrictions applicable to shares held by affiliates and existing market stand-off or lock-up agreements.

If securities analysts or industry analysts downgrade our common stock, publish negative research or reports, or fail to publish reports about our business, our ordinary share price and trading volume could decline.

The market price and trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us, our business and our market. If one or more analysts adversely change their recommendation regarding our shares or change their recommendation about our competitors’ shares, our share price would likely decline. If one or more analysts cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets which in turn could cause our share price or trading volume to decline. In addition, if our results of operations fail to meet the expectations created by securities analysts’ reports, our share price could decline.

Our actual results of operations may not meet our guidance and investor expectations, which would likely cause our share price to decline.

From time to time, we may release guidance in our earnings releases, earnings conference calls, or otherwise, regarding our future performance that represent our management’s estimates as of the date of release. If given, this guidance, which will include forward-looking statements, will be based on projections prepared by our management. Projections are based upon a number of assumptions and estimates that, while presented with numerical specificity, are inherently subject to significant business, economic, and competitive uncertainties and contingencies, many of which are beyond our control. The principal reason that we expect to release guidance is to provide a basis for our management to discuss our business outlook with analysts and investors. With or without our guidance, analysts and investors may publish expectations regarding our business, financial condition, and results of operations. We do not accept any responsibility for any projections or reports published by any such third parties. Guidance is necessarily speculative in nature, and it can be expected that some or all of the assumptions of the guidance furnished by us will not materialize or will vary significantly from actual results. If our actual performance does not meet or exceed our guidance or investor expectations, the trading price of our common stock is likely to decline.

We may invest or spend the proceeds of this offering in ways with which you may not agree or in ways which may not yield a return.

Our management will have considerable discretion in the application of the net proceeds of this offering, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not increase the value of our business, which could cause our share price to decline. The failure by our management to apply these funds effectively could also harm our business. Pending their use, we may invest the net proceeds from this offering in short-term, interest-bearing, investment-grade instruments, certificates of deposit, or direct or guaranteed obligations of the U.S. government. These investments may not yield a favorable return to our investors. If we do not use the net proceeds that we receive in this offering effectively, our business, financial condition, and results of operations could be harmed.

We do not expect to declare or pay any dividends on our common stock for the foreseeable future.

We do not intend to pay cash dividends on our common stock for the foreseeable future. Consequently, investors must rely on sales of their shares after price appreciation, which may never occur, as the only way to realize any future gains on their investment. Investors seeking dividends should not purchase our common stock. Any future determination to pay dividends will be at the discretion of our board of directors and subject to, among other things, our compliance with applicable law, and depending on, among other things, our business prospects, financial condition, results of operations, cash requirements and availability, capital expenditure needs, the terms of any preference equity securities we may issue in the future, covenants in the agreements governing any current or future indebtedness, other contractual restrictions, industry trends, and any other factors or considerations our board of directors may regard as relevant. Furthermore, because we are a holding company, our ability to pay dividends on our common stock will depend on our receipt of cash distributions and dividends from our direct and indirect subsidiaries, which may be similarly impacted by, among other things, the terms of any preferred equity securities these subsidiaries may issue in the future, debt agreements, other contractual restrictions, and provisions of applicable law.

As a new investor, you will experience immediate and substantial dilution in the book value of the shares that you purchase in this offering.

The initial public offering price is expected to be substantially higher than the pro forma as adjusted net tangible book value per share of our common stock immediately following this offering based on the total value of our tangible assets less our total liabilities. Therefore, if you purchase our common stock in this offering, at the assumed initial public offering price of $                per share (the midpoint of the range set forth on the cover page of this prospectus), you will experience an immediate dilution of $                per share, representing the difference between the assumed initial public offering price per share you pay for our common stock and our pro forma as adjusted net tangible book value per share as of September 30, 2022, after giving effect to the automatic conversion of all our outstanding preference shares into common stock upon the completion of this offering, the automatic deemed net exercise of warrants outstanding as of September 30, 2022 immediately prior to the consummation of this offering, and the issuance by us of common stock in this offering. See “Dilution.”

Our directors, executive officers, and principal stockholders beneficially own a substantial percentage of our stock and will be able to exert significant control over matters subject to stockholder approval.

Following the completion of this offering, our executive officers, directors, and greater than 5% stockholders, in the aggregate, will beneficially own approximately        % of our outstanding common stock (assuming no exercise of the underwriters’ option to purchase additional shares and no exercise of outstanding options). As a result, such persons, acting together, will have the ability to control or significantly influence all matters submitted to our board of directors or stockholders for approval, including the appointment of our management, the election and removal of directors and approval of any significant transaction, as well as our management and business affairs. In addition, if any of our executive officers, directors and greater than 5% stockholders were to purchase shares in this offering, or if any of our other current investors were to purchase shares in this offering and become greater than 5% stockholders as a result, the ability of such persons, acting together, to control or significantly influence such matters will increase. This concentration of ownership may have the effect of delaying, deferring or preventing a change in control, impeding a merger, consolidation, takeover or other business combination involving us, or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of our business, even if such a transaction would benefit other stockholders.

Certain provisions in our charter documents and under Delaware law could make an acquisition of our company more difficult, limit attempts by our stockholders to replace or remove our current management, and limit the market price of our common stock.

Provisions in our certificate of incorporation and bylaws, as amended and restated in connection with this offering, may have the effect of delaying or preventing a change of control or changes in our management. Our amended and restated certificate of incorporation and bylaws include provisions that:

•	authorize our board of directors to issue, without further action by the stockholders, shares of undesignated preferred stock with terms, rights, and preferences determined by our board of directors that may be senior to our common stock, which could be used by our board of directors to implement a stockholder rights plan;

•	require that any action to be taken by our stockholders be effected at a duly called annual or special meeting and not by written consent;

•

specify that special meetings of our stockholders can be called only by our board of directors, the Chairperson of our board of directors (“Chairperson”), or our Chief Executive Officer and eliminating the ability of our stockholders to call special meetings of stockholders;

•	establish an advance notice procedure for stockholder proposals to be brought before an annual meeting, including proposed nominations of persons for election to our board of directors;

•	establish that our board of directors is divided into three classes, with each class serving three-year staggered terms;

•	prohibit cumulative voting in the election of directors;

•	provide that our directors may be removed “for cause” and only with the approval of at least 662/3% of our stockholders;

•	provide that vacancies on our board of directors may be filled by a majority of directors then in office, even if less than a quorum;

•	permit our board of directors to establish the number of directors and fill any vacancies and newly created directorships;

•

provide that our board of directors is expressly authorized to make, alter, or repeal our bylaws; and require the approval of our board of directors or the holders of at least 66 2/3% of our outstanding shares of capital stock to amend our bylaws and certain provisions of our certificate of incorporation.

These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management. In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which generally prohibits a Delaware corporation from engaging in a broad range of business combinations with any interested stockholder for a period of three years following the date on which such stockholder became an interested stockholder. See “Description of Capital Stock— Certain Provisions of Our Certificate of Incorporation, Our Bylaws, and Delaware Law.” Any delay or prevention of a change of control transaction or changes in our management could cause our stock price to decline or could prevent or deter a transaction that you might support.

Our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect upon the closing of this offering will designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, and provides that federal district courts will be the sole and exclusive forum for Securities Act claims, which could limit our stockholders’ ability to obtain what they believe to be a favorable judicial forum for disputes with us or our directors, officers, or other employees.

Our amended and restated certificate of incorporation and our amended and restated bylaws that will each be in effect upon the closing of this offering provide that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the Court of Chancery of the State of Delaware (or, if that court lacks subject matter jurisdiction, another federal or state court situated in the State of Delaware) shall be the sole and exclusive forum for (a) any derivative action or proceeding brought on our behalf, (b) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, or other employees to us or our stockholders, (c) any action asserting a claim arising pursuant to any provision of the Delaware General

Corporation Law, our certificate of incorporation or our bylaws, or (d) any action asserting a claim against us governed by the internal affairs doctrine (collectively, the “Delaware Forum Provision”). Our amended and restated certificate of incorporation and our amended and restated bylaws further provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts are the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act (the “Federal Forum Provision”).

Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. As a result, the enforceability of this provision is uncertain, and a court may determine that such provision will not apply to suits brought to enforce any duty or liability created by the Securities Act or any other claim for which the federal and state courts have concurrent jurisdiction. Further, compliance with the federal securities laws and the rules and regulations thereunder cannot be waived by investors in our common stock.

Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Accordingly, the Delaware Forum Provision does not designate the Court of Chancery as the exclusive forum for any derivative action arising under the Exchange Act, as there is exclusive federal jurisdiction in such instances.

Any person or entity purchasing or otherwise acquiring any interest in our capital stock shall be deemed to have notice of and consented to the Delaware Forum Provision and the Federal Forum Provision of our bylaws described above. These choice of forum provisions may impose additional litigation costs on stockholders in pursuing any such claims. Additionally, these choice of forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may discourage such lawsuits against us and our directors, officers, or other employees. Alternatively, if a court were to find these provisions of our bylaws inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition, and results of operations and result in a diversion of the time and resources of our management and board of directors.

In addition, while the Delaware Supreme Court ruled in March 2020 that federal forum selection provisions purporting to require claims under the Securities Act be brought in federal court are “facially valid” under Delaware law, there is uncertainty as to whether other courts will enforce our Federal Forum Provision. If the Federal Forum Provision is found to be unenforceable, we may incur additional costs associated with resolving such matters. The Federal Forum Provision may also impose additional litigation costs on stockholders who assert that the provision is not enforceable or invalid. The Court of Chancery of the State of Delaware and the federal district courts of the United States may also reach different judgments or results than would other courts, including courts where a stockholder considering an action may be located or would otherwise choose to bring the action, and such judgments may be more or less favorable to us than our stockholders.

General Risk Factors

The ongoing COVID-19 pandemic has disrupted and will likely continue to disrupt normal business activity and may adversely impact our business, financial condition, and results of operations.

The global spread of COVID-19 and the efforts to control it have disrupted, and reduced the efficiency of, normal business activities in much of the world. The pandemic has resulted in authorities around the world implementing numerous unprecedented measures such as travel restrictions, quarantines, shelter in place orders, and factory and office shutdowns. These measures have impacted, and will likely continue to impact, our workforce and operations, and those of our members, contract manufacturers, suppliers, and logistics providers.

Although transmission rates have shown signs of slowing at various points during the course of the pandemic, and the roll-out of vaccines and other therapeutic treatments are anticipated to continue to lessen the severity of the pandemic in the coming months and years, considerable uncertainty regarding the economic impact of the COVID-19 pandemic is likely to result in sustained market turmoil and severe global economic disruption. In addition, although several vaccines have been introduced, distribution globally and within countries has been uneven and there remains significant uncertainty whether or how quickly they will support lifting of governmental and social measures and anticipated return of economic growth in the future. We have experienced, and expect to continue to experience, some disruptions to parts of our supply chain, including procuring necessary components or parts, in a timely fashion, with suppliers increasing lead times or placing products on allocation and raising prices. In addition, disruptions to commercial transportation infrastructure have increased delivery times for materials and components or parts of our fitness equipment, and has impacted, and could in the future impact, our ability to timely deliver our products to customers. As a result of these supply chain disruptions, we may be required to increase customer order lead times and place some products on allocation. These factors may limit our ability to fulfill customer orders and we may be unable to satisfy all of the demand for our products.

In addition, in response to governmental directives and recommended safety measures, we modified our workplace practices globally, which has resulted in many of our employees working remotely for extended periods of time. Working remotely for extended periods may reduce our employees’ efficiency and productivity, which may cause product development delays, hamper new product innovation and have other unforeseen adverse effects on our business. While we have implemented a phased-in return of employees to some of our facilities, we may need to modify our business practices in a manner that may adversely impact our business. While we have implemented personal safety measures at all of our facilities where our employees are working onsite, any actions we take may not be sufficient to mitigate the risk of infection.

Continuation of governmental restrictions, continued spread of the virus (including the emergence of vaccine-resistant variants) or prolonged disruption in global markets may result in:

•	a global economic recession or depression that could significantly reduce demand and/or prices for our products;

•	reduced productivity in our product development, operations, marketing, sales, and other activities, and delays in the delivery of our products;

•	disruptions to our supply chain;

•	increased costs resulting from individuals working from home or from our efforts to mitigate the impact of the COVID-19 pandemic;

•	reduced access to financing to fund our operations due to a deterioration of credit and financial markets; or higher rate of losses on our accounts receivables due to credit defaults.

The impact of the COVID-19 pandemic continues to evolve and its duration and ultimate disruption to our business, the overall demand for our products and the related financial impact, as well as any similar disruptions that may result from any future pandemic, epidemic or other outbreak of infectious disease, will depend on future developments, which are highly uncertain and cannot be predicted. In addition, given the inherent uncertainty surrounding COVID-19 due to rapidly changing governmental directives, public health challenges and economic disruption, the potential impact that the COVID-19 pandemic could have on the other risk factors described in this “Risk Factors” section remains unclear.

We face risks related to recession, inflation, weak growth, and other economic conditions.

Customer demand for our products may be impacted by weak economic conditions, inflation, weak growth, recession, equity market volatility, or other negative economic factors in the United States or other nations. For example, under these conditions, potential customers may delay or cancel purchases of our products. Further, in the event of a recession our manufacturing partners, suppliers, and other third-party partners, as well as our commercial and corporate wellness customers, may suffer their own financial and economic challenges and as a result they may demand pricing accommodations, delay payment, or become insolvent, which could harm our ability to meet our customer demands or collect revenue or otherwise could harm our business, financial condition, and results of operations. Similarly, disruptions in financial and credit markets may impact our ability to manage normal commercial relationships with our customers, suppliers, and lenders and might cause us to not be able to access sources of liquidity, and our borrowing costs could increase. If general macroeconomic conditions deteriorate, our business, financial condition, and results of operations could be materially and adversely affected.

In addition, we are also subject to risk from inflation and increasing market prices of certain components, parts, supplies, and commodity raw materials, which are incorporated into our products or used by our suppliers to manufacture our products. These components, parts, supplies, and commodities may from time to time become restricted, or general market factors and conditions may affect pricing of such components, parts, supplies and commodities, such as inflation or supply chain constraints.

An economic downturn or economic uncertainty may adversely affect consumer discretionary spending and demand for our products and services.

Our products and services may be considered discretionary items for consumers. Factors affecting the level of consumer spending for such discretionary items include general economic conditions, and other factors, such as consumer confidence in future economic conditions, fears of recession, the availability and cost of consumer credit, levels of unemployment, and tax rates. In recent years, the United States and other significant economic markets have experienced cyclical downturns and worldwide economic conditions remain uncertain. As global economic conditions continue to be volatile or economic uncertainty remains, trends in consumer discretionary spending also remain unpredictable and subject to reductions. To date, our business has operated almost exclusively in a relatively strong economic environment and, therefore, we cannot be sure the extent to which we may be affected by recessionary conditions. Unfavorable economic conditions may lead consumers to delay or reduce purchases of our products and services and consumer demand for our products and services may not grow as we expect. Our sensitivity to economic cycles and any related fluctuation in consumer demand for our products and services could have an adverse effect on our business, financial condition, and results of operations.

Increasing scrutiny and evolving expectations from customers, partners, regulators, investors, and other stakeholders with respect to our environmental, social and governance practices may impose additional costs on us, expose us to new or additional risks, or harm our reputation.

Companies are facing increasing scrutiny from customers, partners, regulators, investors, and other stakeholders related to their environmental, social, and governance (“ESG”) practices and disclosure. Investor advocacy groups, investment funds, and influential investors are also increasingly focused on these practices, especially as they relate to the environment, health and safety, diversity, labor conditions, and human rights.

For example, an increasing number of investors are also requiring companies to disclose corporate social and environmental policies, practices, and metrics. Legal and regulatory requirements, as well as investor expectations, on corporate social responsibility practices and disclosure, are subject to change, can be unpredictable, and may be difficult and expensive for us to comply with, given the complexity of our supply chain and our significant outsourced manufacturing. Increased ESG related compliance costs could result in increases to our overall operational costs. If we are unable to adapt to or comply, or are unable to cause our suppliers to comply, with such regulatory requirements, policies, or provisions or meet the expectations or standards of our customers, investors, and other stakeholders, a customer may stop purchasing products from us or an investor may sell their shares or take legal action against us, our reputation may suffer, and the price of our common stock may decline. Any of the foregoing could harm our reputation, revenue, business, financial condition, and results of operations.

Further, our current ESG disclosures, and any standards we may set for ourselves or a failure to meet these standards, may influence our reputation and the value of our brand. For example, we have elected to share publicly certain information about our ESG initiatives and information, and our commitment to the recruitment, engagement, and retention of a diverse workforce. Our business may face increased scrutiny related to these activities, including from the investment community, and our failure to achieve progress in these areas on a timely basis, or at all, could adversely affect our reputation, business, and financial performance.

Climate change may have an adverse impact on our business.

Risks related to rapid climate change may have an increasingly adverse impact on our business in the longer term. Any of our primary locations and the locations of our members and third-party partners, such as our manufacturing partners, may be vulnerable to the adverse effects of climate change. For example, our California locations have historically experienced, and are projected to continue to experience, climate-related events at an increasing frequency, including drought, water scarcity, heat waves, wildfires and resultant air quality impacts, and power shutoffs associated with wildfire prevention. Furthermore, it is more difficult to mitigate the impact of these events on our employees while they work from home as a result of the COVID-19 pandemic. In addition, some of our employees and our manufacturing partners are located in Taiwan, which is susceptible to regional natural disasters including, for example, earthquakes, tsunamis, and typhoons, and has experienced an increasing frequency of extreme weather events, including heavier rains and atypical heat waves. Changing market dynamics, global policy developments, and the increasing frequency and impact of extreme weather events on critical infrastructure in the U.S. and elsewhere have the potential to disrupt our business and the business of our members and third-party partners, and may cause us to experience higher attrition, losses and additional costs to maintain our operations. Further, the effects of climate change may negatively impact regional and local economic activity, which could lead to an adverse effect on our members and third-party partners and impact the communities in which we operate. Overall, climate change, its effects, and the resulting, unknown impact could have a material adverse effect on our business, financial condition, and results of operations.

If we acquire businesses, enter into licensing arrangements, or make investments in other companies or technologies, it may disrupt our business, create integration issues, impair our results of operations, dilute our stockholders’ ownership, cause us to incur debt, divert management resources, or cause us to incur significant expense.

We may pursue in the future acquisitions of businesses and assets, as well as technology licensing arrangements, that we believe will complement our products or technologies. We also may pursue strategic alliances that leverage our core technologies and industry experience to expand our product offerings or distribution, or make investments in other companies. Any acquisition involves a number of risks, many of which could harm our business, including:

•	difficulty in integrating the operations, technologies, products, existing contracts, accounting and personnel of the acquired company or business;

•	not realizing the anticipated benefits of any acquisition;

•	difficulty in transitioning and supporting customers of the acquired company;

•	difficulty in transitioning and collaborating with suppliers of the acquired company;

•	diversion of financial and management resources from existing operations;

•

the risk that the price we pay or other resources that we devote to the acquisition may exceed the value we realize, or the value we could have realized if we had allocated the purchase price or other resources to another opportunity;

•	potential loss of key employees, customers and strategic alliances from either our current business or the acquired company’s business;

•	inability to successfully bring newly acquired products to market or achieve design wins with such products;

•	fluctuations in industry trends that change the demand or purchasing volume of newly acquired products;

•	assumption of unanticipated problems or latent liabilities, such as problems with the quality of the acquired products;

•	inability to generate sufficient revenue to offset acquisition costs;

•	the dilutive effect on our common stock as a result of any acquisitions financed through the issuance of equity;

•

inability to successfully complete transactions with a suitable acquisition candidate; and in the event of international acquisitions, risks associated with accounting and business practices or regulatory requirements that are different from applicable U.S. practices and requirements.

Acquisitions also frequently result in the recording of goodwill and other intangible assets that are subject to potential impairments, which could harm our financial results. If we fail to properly evaluate acquisitions or investments, it may impair our ability to achieve the anticipated benefits of any such acquisitions or investments, and we may incur costs in excess of what we anticipate. The failure to successfully evaluate and execute acquisitions or investments or otherwise adequately address these risks could materially harm our business, financial condition, and results of operations.

To finance any acquisitions or investments, we may choose to issue equity or equity-linked securities as consideration, which could dilute the ownership of our stockholders. If the price of our common stock is low or volatile, we may not be able to acquire other companies for equity or equity-linked consideration. In addition, newly issued securities may have rights, preferences or privileges senior to those of existing stockholders. If we raise additional funds by obtaining loans from third parties, the terms of those financing arrangements may include negative covenants or other restrictions on our business that could impair our operating flexibility, and would also require us to incur interest expense. Additional funds for acquisitions also may not be available on terms that are favorable to us, or at all.

We depend on our executive officers and other key employees, and the loss of one or more of these employees or an inability to attract or retain highly skilled employees could adversely affect our business.

Our success depends largely upon the continued services of our executive officers and other officers and key personnel, including Trent Ward, our co-founder and Chief Executive Officer, who are critical to the development of our business, future vision, and strategic direction. Mr. Ward is our sole executive officer and is expected to continue to hold for the foreseeable future, primary and ultimate responsibility, authority, and operational decision-making functions over the principal operations, business units, and functions of the Company, including all significant policymaking authority. As a result, the loss of Mr. Ward’s services for any reason would likely materially and adversely affect or business. We also heavily rely on the continued service and performance of our senior management team, which provides leadership, contributes to the core areas of our business and helps us to efficiently execute our business. Also imperative to our success are our trainers and fitness instructors, who we rely on to bring new, engaging, and innovative fitness and wellness content to our platform, and who act as brand ambassadors. We also are dependent on the continued service of our existing software engineers because of the complexity of our products and platform capabilities. If the senior management team, including any new hires that we make, fails to work together effectively and to execute our plans and strategies on a timely basis then our business and future growth prospects could be harmed. From time to time, there may be changes in our executive management team or other key personnel, which could disrupt our business. We do not have employment agreements with our executive officers or other key personnel that require them to continue to work for us for any specified period and, therefore, they could terminate their employment with us at any time and with little or no notice. The loss of one or more of our executive officers or other key employees could have an adverse effect on our business, financial condition, and results of operations.

We have not entered into non-competition agreements with our executive officers and other officers and key personnel during the course of their employment with us. As a result, such personnel are not contractually prohibited from working with or for our competitors after leaving our employment or from engaging in other business endeavors which are, may be perceived as, or may become, competitive to our business. The loss of the services of our executive officers and other officers and key personnel to our competitors may harm our reputation, brand, our competitive position, and our business. Furthermore, members of our management team or other personnel may engage in other business endeavors in addition to and outside of their employment with us. As a result, although members of our management team are full-time employees of ours and have been, and are expected to be, fully committed and focused on our business, they are not obligated to commit their time and attention exclusively to our business. Accordingly, their attention to our business may be diverted from time to time or they may encounter conflicts of interest in allocating their time and resources between us and other business endeavors in which they are engaged.

In addition, to execute our growth plan, we must attract and retain highly qualified personnel. Competition for these personnel in Southern California, where we have a retail store and where we produce much of our On-Demand content, and in other locations where we have a substantial presence, is intense, especially for qualified and highly skilled personnel, including senior management, engineers, producers, designers, product managers, logistics and supply chain personnel, retail managers, trainers, and fitness instructors. In addition, we have not historically conducted background checks on our employees or independent contractors. Although we conduct customary identity verification checks for employees and intend to implement additional background screening, and may conduct additional identify verification processes, for personnel generally as we deem necessary or appropriate, there can be no assurance that such processes will enable us to identify any potential risks or issues or otherwise be sufficient or accurate. The implementation of additional screening processes could make it more difficult for us to hire additional personnel. We have from time to time experienced, and we expect to continue to experience, difficulty in hiring and retaining employees with appropriate qualifications. Many of the companies with which we compete for experienced personnel have greater resources than we have. If we hire employees from competitors or other companies, their former employers may attempt to assert that these employees or we have breached legal obligations, resulting in a diversion of our time and resources. In addition, job candidates and existing employees often consider the value of the equity awards they receive in connection with their employment. If the perceived value of our equity awards declines, it may adversely affect our ability to recruit and retain highly skilled employees. In addition, we may periodically change our equity compensation practices, which may include reducing the number of employees eligible for equity awards or reducing the size of equity awards granted per employee. If we are unable to attract, integrate, or retain the qualified and highly skilled personnel required to fulfill our current or future needs, our business, financial condition, results of operations, and future growth prospects could be adversely affected.

Our officers and directors may encounter conflicts of interest involving us and other entities with which they may be affiliated, including matters that involve corporate opportunities.

Many of our directors are, and any future directors may be, affiliated with other entities, including venture capital or private equity funds or businesses that may be complementary, competitive, or potentially competitive to our company. They may also in the future become affiliated with entities that are engaged in business or other activities similar to our business. Additionally, all of our officers and directors, in the course of their other business activities, may become aware of or involved in investments, business opportunities, or information which may be appropriate for presentation to us as well as to other entities to which they owe a fiduciary duty. As a result, directors and officers may encounter perceived or actual conflicts of interest involving us and other entities with which they are or become affiliated, including matters that involve corporate opportunities. For example, a portfolio company of a director-affiliated venture fund may become a competitor of ours or a potential strategic partner. In addition, in the event we consider potential acquisitions, it is possible an entity affiliated with one of our directors could be an acquisition target or a competitive acquiror. Further, to the extent we engage in transactions with any director-affiliated entity, it could create actual, or the perception of, additional conflicts of interest, including with respect to our ability to negotiate terms equivalent to those that could be obtained in an arms’-length negotiation with an unaffiliated third party. As a result of the foregoing, our directors and officers may have conflicts of interest in determining to which entity particular opportunities or information should be presented. If, as a result of such potential conflicts, we are deprived of investment, business, or information, the execution of our business plan and our ability to effectively compete may be adversely affected. Our directors are also not obligated to commit their time and attention exclusively to our business and accordingly, they may encounter conflicts of interest in allocating their time and resources between us and other entities with which they are affiliated.

Claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third-party claims against us and may reduce cash resources.

Our directors and executive officers may be subject to litigation for a variety of claims or disputes. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for any breach of fiduciary duties as directors, except liability for:

•	any transaction from which the director derives an improper personal benefit;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any unlawful payment of dividends or redemption of shares; or any breach of a director’s duty of loyalty to the corporation or its stockholders.

Such limitation of liability does not apply to liabilities arising under federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission. Our amended and restated bylaws to be effective in connection with the closing of this offering will provide that we are required to indemnify our directors and officers to the fullest extent permitted by Delaware law and may indemnify our other employees and agents. Our amended and restated bylaws will also provide that, on satisfaction of certain conditions, we will advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee, or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of Delaware law. We intend to enter into agreements to indemnify our directors and executive officers. With certain exceptions, these agreements provide for indemnification for related expenses, including attorneys’ fees, judgments, fines, and settlement amounts incurred by any of these individuals in connection with any action, proceeding, or investigation. Such provisions in our amended and restated bylaws and our indemnification agreements may discourage stockholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duties. Such provisions may also reduce the likelihood of derivative litigation against our directors and executive officers, even though an action, if successful, might benefit us and other stockholders. See “Management—Indemnification and Insurance.”

While we maintain directors’ and officers’ liability insurance, such insurance may not be adequate to cover all liabilities that we may incur, which may reduce our available funds to satisfy third-party claims and could harm our business, results of operations, and financial condition. Further, a stockholder’s investment may be harmed to the extent that we pay the costs of settlement and damage awards against our directors and executive officers as required by these indemnification provisions.

Litigation and other legal proceedings may adversely affect our business, financial condition, and results of operations.

From time to time we may become involved in legal proceedings, claims, government investigations, and other proceedings relating to patent and other intellectual property matters, product liability, labor and employment, competition or antitrust, commercial, tort or contract, privacy, consumer protection, tax, federal regulatory investigations, securities (including class action litigation), and other legal proceedings or investigations, which could have an adverse impact on our business, financial condition, and results of operations and divert the attention of our management from the operation of our business. Litigation is inherently unpredictable and can result in excessive or unanticipated verdicts and/or injunctive relief that affect how we operate our business. We could incur judgments or enter into settlements of claims for monetary damages or for agreements to change the way we operate our business, or both. There may be an increase in the scope of these matters or there may be additional lawsuits, claims, proceedings or investigations in the future, which could have a material adverse effect on our business, financial condition, and results of operations. Adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our members’ confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

Catastrophic events may disrupt our business.

We and our manufacturing partners have operations located in areas that are in active earthquake zones or are subject to wildfires, floods, hurricanes, and other natural disasters. For example, we have a retail store and engage in content production activities in Southern California and our manufacturing partners are located in Taiwan. In addition, man-made actions or other events, such as power outages, acts of war, terrorism, or other outbreak of hostilities, malicious computer viruses, and pandemics or other widespread public health crises and disease outbreaks could cause disruptions in our business.

In the event of any such catastrophic event, we may be unable to continue our operations and may endure system interruptions, reputational harm, delays in our product development, breaches of data security or loss of critical data, any of which could have an adverse effect on our business, financial condition, and results of operations. For example, a significant natural disaster, such as an earthquake, fire, or flood, could have an adverse effect on our business, financial condition, and results of operations, and our insurance coverage may be insufficient to compensate us for losses that may occur. Acts of terrorism, which may be targeted at metropolitan areas that have higher population density than rural areas, could also cause disruptions in our or our suppliers’ and manufacturers’ businesses or the economy as a whole. We may not have sufficient protection or recovery plans in some circumstances, such as natural disasters affecting locations that store significant inventory of our products, that house our servers, or from which we generate content. As we rely heavily on our computer and communications systems, and the internet to conduct our business and provide high-quality customer service, these disruptions could negatively impact our ability to run our business and either directly or indirectly disrupt suppliers’ and manufacturers’ businesses, which could have an adverse effect on our business, financial condition, and results of operations.

Regulations related to conflict minerals may cause us to incur additional expenses and could limit the supply and increase the costs of certain metals used in the manufacturing of our products.

We are subject to requirements under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, which will require us to conduct due diligence on and disclose whether or not our products contain conflict minerals. The implementation of these requirements could adversely affect the sourcing, availability, and pricing of the materials used in the manufacture of components or parts used in our products. In addition, we will incur additional costs to comply with the disclosure requirements, including costs related to conducting diligence procedures to determine the sources of minerals that may be used or necessary to the production of our products and, if applicable, potential changes to products, processes, or sources of supply as a consequence of such due diligence activities. It is also possible that we may face reputational harm if we determine that certain of our products contain minerals not determined to be conflict free or if we are unable to alter our products, processes, or sources of supply to avoid such materials.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the sections under the captions “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and in other sections of this prospectus contains forward-looking statements that are subject to risks and uncertainties. All statements contained in this prospectus other than statements of historical fact, including statements regarding our future financial performance, our growth strategy, our objectives for future operations and industry trends, are forward-looking statements. In some cases, you can identify these statements by forward-looking words such as “can,” “may,” “intend,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” or “continue,” the negative of these terms, and other comparable terminology that convey uncertainty of future events or outcomes. These forward-looking statements, which are subject to risks, uncertainties and assumptions about us, may include projections of our future financial performance, our anticipated growth strategies and anticipated trends in our business and in the industry in which we operate. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance, or achievements expressed or implied by the forward-looking statements, including those factors discussed under “Risk Factors.” Forward-looking statements include, but are not limited to, statements regarding:

•

our future financial performance, including our expectations regarding our revenue, cost of revenue, gross profit, operating expenses including changes in research and development, sales and marketing, and general and administrative expenses (including any components of the foregoing), and our ability to achieve and maintain future profitability;

•	our business plan and our ability to effectively manage our growth;

•	anticipated trends, growth rates, and challenges in our business and in the markets in which we operate;

•	our market opportunity, including our potential or anticipated growth of the fitness and wellness industry, including the smart home gym and connected fitness sector of this industry;

•	our internal estimates as to our market opportunities, including our total addressable market;

•	market acceptance of our connected fitness hardware and services;

•	beliefs and objectives for future operations, products, and services;

•	our ability to maintain and increase sales of our Forme Studio equipment, increase memberships to the Forme platform, and expand our product and service offerings;

•	our ability to attract and retain qualified trainers, including personal trainers, and to contract with fitness instructors and other content production personnel;

•	our expectations regarding potential changes to our membership or pricing models or to our products and services;

•	our plans to expand our commercial and corporate wellness customer base;

•	our ability to develop new content, features, equipment, and other services to integrate with or complement the Forme platform and bring them to market in a timely manner;

•	our expectations regarding content costs included in our products and services;

•	the effects of seasonal trends on our results of operations;

•

our expectations concerning relationships with third-party manufacturers, suppliers, content providers, ecosystem partners, and other third parties, as well as current and potential strategic relationships;

•	our expectations regarding our manufacturing and supply chain, including any defects or warranty claims;

•	our ability to maintain, protect, and enhance our intellectual property;

•	our international expansion plans and ability to continue to expand internationally;

•	the effects of increased competition in our markets and our ability to compete effectively;

•	our ability to stay in compliance with laws and regulations that currently apply or become applicable to our business both in the United States and internationally;

•	economic and industry trends, projected growth, or trend analysis;

•	the accuracy of our estimates regarding capital requirements and need for additional financing;

•	our expectations regarding the impact of general economic conditions, geopolitical events, and the COVID-19 pandemic;

•	our expectations regarding the period during which we qualify as an emerging growth company under the JOBS Act and as a smaller reporting company; and

•	our anticipated use of the net proceeds from this offering.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this prospectus.

These forward-looking statements reflect our management’s beliefs and views with respect to future events and are based on estimates and assumptions as of the date of this prospectus and are subject to risks and uncertainties. You should refer to the “Risk Factors” section of this prospectus for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. We cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified timeframe, or at all. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance, or events and circumstances reflected in the forward-looking statements will be achieved or occur. Given these uncertainties, you should not place undue reliance on these forward-looking statements.

The forward-looking statements made in this prospectus relate only to events as of the date of this prospectus. We undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus to conform these statements to actual results or to changes in our expectations, except as required by law.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement of which this prospectus forms a part completely and with the understanding that our actual future results, levels of activity, performance, and events and circumstances may be materially different from what we expect. We qualify all of the forward-looking statements in this prospectus by these cautionary statements.

MARKET, INDUSTRY, AND OTHER DATA

Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations, market position, market opportunity, and market size, is based on information from various sources, including our own estimates, as well as assumptions that we have made that are based on such data and other similar sources, and on our knowledge of the market for our products and services. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. While we believe the market position, market opportunity, and market size information included in this prospectus is generally reliable, information of this sort is inherently imprecise. In addition, projections, assumptions, and estimates of our future performance and the future performance of the industry in which we operate is necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

This prospectus contains statistical data, estimates, and forecasts that are based on industry publications or reports generated by third-party providers, or other publicly available information, as well as other information based on internal estimates.

The sources of certain statistical data, estimates, and forecasts contained in this prospectus are provided below:

•	Global Wellness Institute, Wellness Industry Statistics and Facts, September 2020.

•	Bureau of Labor Statistics, Sports and Exercise, May 2017.

•	Fortune Business Insights, US Home Fitness Equipment Market Size, June 2022.

•	MindBody Business, Here’s How COVID-19 Has Changed Fitness. May 2020.

•	Personal Trainer Development Center, Personal Trainer Salary 2022: Adaptable Personal Trainers Among Highest Paid, December 2021.

•	Lessons.com, How Much Does A Personal Trainer Cost?.

•	The following reports from The International Health, Racquet & Sportsclub Association: 2021 IHRSA Global Report, 2020 IHRSA Global Report, IHRSA Fitness Training Report.

•	McKinsey, Still feeling good: The US wellness market continues to boom, September 2022.

Statistics and estimates related to our TAM are based on external research and internal estimates. To calculate our TAM, we estimated the number of households earning $100,000 (or the foreign equivalent) or more in annual household income in the United States using publicly available government censuses and sources. We then estimated a percentage of those households that had one or more fitness participants based on statistics published by the Bureau of Labor Statistics on fitness participation by educational attainment, which we used as a proxy for wealth, and therefore likelihood of spending on premium fitness offerings. We define a “fitness participant” as someone who engages in some form of fitness training at least once a week. To estimate our total TAM, we multiplied the total number of households earning $100,000 or more and had one or more fitness participants by our average expected revenue per user, which we expect to be $1,800 per year, assuming a 20%-30% penetration rate of our services offering in our member base. We believe this penetration rate is reasonable given internal research conducted on our member base.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering will be approximately $                million, or approximately $                million if the underwriters exercise their option to purchase additional shares of our common stock from us in full, assuming an initial public offering price of $                per share (the midpoint of the range set forth on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions and estimated offering expenses.

Each $1.00 increase (decrease) in the public offering price per share would increase (decrease) our net proceeds, after deducting estimated underwriting discounts and commissions, by $                million (assuming no exercise of the underwriters’ option to purchase additional shares from us). Similarly, each increase (decrease) of 1.0 million shares in the number of shares offered by us would increase (decrease) the net proceeds to us from this offering by $                million, assuming that the assumed initial public offering price remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses. We do not expect that a change in the initial public offering price or the number of shares by these amounts would have a material effect on our uses of the proceeds from this offering.

The principal purposes of this offering are to increase our capitalization and financial flexibility, establish a public market for our common stock, facilitate future access to the public equity markets by us, our employees, and our stockholders, obtain additional capital to support our operations, and increase our visibility in the marketplace. Our expected use of the net proceeds from this offering represents our current intentions based upon our present plans and business condition. As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering, or the amounts that we will actually spend on the uses set forth above. We currently intend to use the net proceeds to us from this offering primarily for general corporate purposes, including working capital, sales and marketing activities, technology development, general and administrative matters, and capital expenditures, although we do not currently have any specific or preliminary plans with respect to the use of proceeds for such purposes. We also may use a portion of the net proceeds to acquire complementary businesses, products, services, or technologies; however, we do not have agreements, commitments, or plans for any specific acquisitions at this time.

Our management will have broad discretion over the use of the net proceeds we receive from this offering. The amounts and timing of our expenditures will depend upon numerous factors, including cash flows from operations, the extent and results of our research and development efforts, and the anticipated growth of our business. Pending their uses, we plan to invest the net proceeds we receive from this offering in short-term, interest-bearing, investment-grade instruments, certificates of deposit, or direct or guaranteed obligations of the U.S. government.

DIVIDEND POLICY

We have never declared or paid cash dividends on our common stock. We do not anticipate declaring or paying any cash dividends on our common stock in the foreseeable future. We currently intend to retain all available funds and any future earnings to support our operations and finance the growth and development of our business. Any future determination related to our dividend policy will be made at the discretion of our board of directors and will depend upon, among other factors, our results of operations, financial condition, capital requirements, contractual restrictions, business prospects, and other factors our board of directors may deem relevant. Further, any future debt facilities we may enter into may contain restrictions on our ability to pay dividends or make distributions, and any new credit facilities we may enter into may contain similar restrictions.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2022 on:

•	an actual basis;

•

a pro forma basis to give effect to: (i) the automatic conversion of all of our outstanding redeemable convertible preferred stock and all of our outstanding Class A common stock and Class B common stock on a 1:1 basis into an aggregate of 255,364,841 shares of our common stock upon the completion of this offering, as if such conversion had occurred on September 30, 2022; (ii) the assumed issuance of 1,451,000 shares of our common stock upon the assumed exercise of outstanding warrants at a weighted-average exercise price of $0.0001 per share, which warrants expire if not exercised prior to the completion of this offering, as if such issuance had occurred on September 30, 2022; and (iii) the filing and effectiveness of our amended and restated certificate of incorporation, which will occur upon the completion of this offering; and

•

a pro forma as adjusted basis to reflect: (i) the pro forma adjustments described above; and (ii) the sale by us of            shares of our common stock in this offering, at an assumed initial public offering price of $        per share (the midpoint of the range set forth on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

This table should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and notes thereto appearing elsewhere in this prospectus.

As of September 30, 2022
	Actual	Pro Forma	Pro Forma as Adjusted
(in thousands, except share and per share data)
Cash and cash equivalents	$	$	$

Redeemable convertible preferred stock, $0.0001 par value per share, 194,135,415 shares authorized, 137,098,988 shares issued and outstanding, actual; no shares authorized issued, or outstanding, pro forma and pro forma as adjusted

Stockholders’ equity:
Preferred stock, $0.0001 par value per share, no shares authorized, issued or outstanding, actual; 200,000,000 shares authorized, shares issued and outstanding, pro forma and pro forma as adjusted
Common stock, $0.0001 par value per share, no shares authorized, issued or outstanding, actual; 900,000,000 shares authorized, shares issued and outstanding, pro forma and pro forma as adjusted

Class A Common stock, $0.0001 par value per share, 288,600,000 shares authorized, 71,452,457 shares issued and outstanding, actual;              shares authorized, issued or outstanding, pro forma and pro forma as adjusted

Class B Common stock, $0.0001 par value per share, 81,350,000 shares authorized, 46,813,396 shares issued and outstanding, actual;              shares authorized, issued or outstanding, pro forma and pro forma as adjusted

Additional paid-in capital
Accumulated other comprehensive income
Accumulated deficit

Total stockholders’ equity (deficit)

Total capitalization	$	$	$

The pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing. Each $1.00 increase (decrease) in the assumed initial public offering price of $        per share (the midpoint of the range set forth on the cover page of this prospectus) would increase (decrease) each of our pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ equity (deficit) and total capitalization by $        million, assuming that the number of shares of our common stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses. Similarly, each increase (decrease) of 1.0 million shares in the number of shares of our common stock offered by us would increase (decrease) each of our pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ equity (deficit) and total capitalization by $ million, assuming the assumed initial public offering price of $        per share remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses.

If the underwriters’ option to purchase additional shares from us is exercised in full, our pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ equity (deficit), total capitalization and shares outstanding as of September 30, 2022 would be $        million, $        million, $        million, $         million and              shares, respectively.

Unless otherwise noted in the foregoing discussion and table, the number of shares of our common stock to be outstanding after this offering is based on 256,815,841 shares of our common stock outstanding as of September 30, 2022, assuming the conversion of all outstanding shares of redeemable convertible preferred stock, Class A common stock, and Class B common stock into shares of common stock on a 1:1 basis and the issuance of 1,451,000 shares of our common stock upon the assumed exercise of warrants outstanding as of September 30, 2022, at a weighted-average exercise price of $0.0001 per share, which warrants expire if not exercised prior to the completion of this offering, and excludes:

•

26,490,532 shares of our common stock issuable upon the exercise of options to purchase shares of our common stock outstanding as of September 30, 2022, with a weighted-average exercise price of $0.02 per share;

•

            shares of our common stock reserved for future issuance under the 2022 Plan, which will become effective upon the effectiveness of the registration statement of which this prospectus forms a part, as well as automatic increases in the number of shares of our common stock reserved for future issuance pursuant to this plan, plus (x) any shares of our common stock underlying outstanding awards under the 2020 Plan (as defined herein) that are subsequently forfeited or terminated before being exercised or becoming vested, not issued because an award is settled in cash, or withheld or reacquired to satisfy the applicable exercise, or purchase price, or a tax withholding obligation, and (y) the number of shares of our common stock which, but for the termination of the 2020 Plan immediately prior to the effective date of the 2022 Plan, were reserved and available for issuance under the 2020 Plan but not at such time issued or subject to outstanding awards under the 2020 Plan; and

•

            shares of our common stock initially reserved for issuance under the ESPP, which will become effective upon the effectiveness of the registration statement of which this prospectus forms a part, as well as any automatic increases in the number of shares of our common stock reserved for future issuance pursuant to this plan.

Unless otherwise noted, the information contained in this prospectus assumes or gives effect to:

•

the issuance and sale by us of             shares of our common stock in this offering, at an initial public offering price of $        per share (the midpoint of the range set forth on the cover page of this prospectus);

•	the automatic conversion of all of the outstanding shares of our Class A common stock on a 1:1 basis into an aggregate of 71,452,457 shares of our common stock upon the completion of this offering;

•

the automatic conversion of all of the outstanding shares of our non-voting Class B common stock on a 1:1 basis into an aggregate of 46,813,396 shares of our common stock upon the completion of this offering;

•

the automatic conversion of all of the outstanding shares of our redeemable convertible preferred stock on a 1:1 basis into an aggregate of 137,098,988 shares of our common stock upon the completion of this offering;

•	28,607,349 shares of our common stock issued upon the early exercise of options but which remain subject to our right of repurchase as of September 30, 2022;

•	no exercise of outstanding options or warrants other than warrants to purchase 1,451,000 shares of our common stock which expire if not exercised prior to the completion of this offering;

•	no exercise by the underwriters of their option to purchase additional shares from us; and

•	the filing and effectiveness of our amended and restated certificate of incorporation, which will occur upon the completion of this offering.

In addition, we may grant options to purchase shares of our common stock or RSUs under the 2022 Plan to certain of our executive officers and other employees and to non-employee directors who are expected to become members of our board of directors upon the effectiveness of the registration statement of which this prospectus forms a part. We currently anticipate that any such option grants may be approved and granted immediately prior to this offering, that any such RSU grants may be approved immediately prior to this offering, and that any such RSU grants will be contingent upon the closing of the offering and effective immediately after the effectiveness of a registration statement on Form S-8 relating to the 2022 Plan. Any RSU or option grants that may be made to directors and executive officers would be subject to approval by the compensation committee or, in the case of director equity grants, issued pursuant to our non-employee director compensation policy approved by the compensation committee and our board of directors. However, we have not made any final determinations as to any future awards or the timing thereof, and there can be no assurance that we will grant any awards in that timeframe, if at all, or as to the number of shares which may be subject to any future equity awards.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering.

As of September 30, 2022, our pro forma net tangible book value was $        , or $        per share. Pro forma net tangible book value represents the amount of our total tangible assets less our total liabilities, after giving effect to: (i) the automatic conversion of all outstanding shares of preferred stock and Class A common stock and Class B common stock into an aggregate of 255,364,841 shares of our common stock upon the completion of this offering; (ii) the assumed exercise of warrants outstanding as of September 30, 2022 for 1,451,000 shares of our common stock at a weighted-average exercise price of $0.0001 per share, which warrants expire if not exercised prior to the completion of this offering;); and (iii) the filing and effectiveness of our amended and restated certificate of incorporation. Pro forma net tangible book value per share represents pro forma net tangible book value divided by the total number of shares of our common stock outstanding as of September 30, 2022, after giving effect to the automatic conversion of all outstanding convertible preferred stock upon the completion of this offering.

After giving further effect to our sale of             shares of our common stock in this offering at the assumed initial public offering price of $        per share (the midpoint of the range set forth on the cover page of this prospectus), after deducting the estimated underwriting discounts and commissions and estimated offering expenses, our pro forma as adjusted net tangible book value as of September 30, 2022 would have been approximately $         , or approximately $        per share. This represents an immediate increase in pro forma as adjusted net tangible book value per share of $        to our existing stockholders and an immediate dilution in pro forma as adjusted net tangible book value per share of approximately $        to new investors purchasing shares of our common stock in this offering. Dilution per share to new investors purchasing shares of our common stock in this offering is determined by subtracting pro forma as adjusted net tangible book value per share after this offering from the assumed initial public offering price per share paid by new investors.

The following table illustrates this dilution on a per share basis to new investors:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of September 30, 2022	$
Increase in pro forma net tangible book value per share attributable to new investors purchasing shares of our common stock in this offering

Pro forma as adjusted net tangible book value per share after this offering

Dilution per share to new investors participating in this offering		$

The dilution information discussed above is illustrative only and may change based on the actual initial public offering price and other terms of this offering. Each $1.00 increase in the assumed initial public offering price of         $        per share (the midpoint of the price range set forth on the cover page of this prospectus) would increase our pro forma as adjusted net tangible book value by $         per share and the dilution per share to new investors in this offering by $         per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses. Similarly, each $1.00 decrease in the assumed initial public offering price of $         per share would decrease our pro forma as adjusted net tangible book value by $             per share and the dilution per share to new investors in this offering by $         per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses.

Each increase of 1.0 million in the number of shares of common stock offered by us would increase our pro forma as adjusted net tangible book value by $         per share and decrease the dilution per share to new investors

in this offering by $         per share, assuming the assumed initial public offering price remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses. Similarly, each decrease of 1.0 million in the number of shares of our common stock offered by us would decrease our pro forma as adjusted net tangible book value by $         per share and increase the dilution per share to new investors in this offering by $         per share, assuming the assumed initial public offering price remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses.

The following table summarizes, as of September 30, 2022, on a pro forma as adjusted basis as described above, the difference between existing stockholders and investors purchasing shares in this offering with respect to the number of shares of our common stock purchased from us, the total consideration paid to us, and the weighted-average price per share paid, before deducting the underwriting discounts and commissions and estimated offering expenses:

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New investors

Total

The table above assumes no exercise of the underwriters’ option to purchase additional shares in this offering from us. If the underwriters’ option to purchase additional shares from us is exercised in full, the number of shares of our common stock held by existing stockholders would be reduced to     % of the total number of shares of our common stock outstanding after this offering, and the number of shares of our common stock held by new investors participating in the offering would be increased to     % of the total number of shares outstanding after this offering.

Each $1.00 increase (decrease) in the assumed initial public offering price of $        per share (the midpoint of the estimated price range set forth on the cover page of this prospectus) would increase (decrease) the total consideration paid by new investors by $        , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. Similarly, each increase (decrease) of 1.0 million shares in the number of shares offered by us would increase (decrease) the total consideration paid by new investors by $        , assuming no change in the assumed initial public offering price.

The number of shares of our common stock to be outstanding after this offering is based on 256,815,841 shares of our common stock outstanding as of September 30, 2022, assuming the conversion of all outstanding shares of redeemable convertible preferred stock, Class A common stock, and Class B common stock into shares of common stock on a 1:1 basis and the issuance of 1,451,000 shares of our common stock upon the assumed exercise of warrants outstanding as of September 30, 2022, at a weighted-average exercise price of $0.0001 per share, which warrants expire if not exercised prior to the completion of this offering, and excludes:

•

26,490,532 shares of our common stock issuable upon the exercise of options to purchase shares of our common stock outstanding as of September 30, 2022, with a weighted-average exercise price of $0.02 per share;

•

            shares of our common stock reserved for future issuance under the 2022 Plan, which will become effective upon the effectiveness of the registration statement of which this prospectus forms a part, as well as automatic increases in the number of shares of our common stock reserved for future issuance pursuant to this plan, plus (x) any shares of our common stock underlying outstanding awards under the 2020 Plan (as defined herein) that are subsequently forfeited or terminated before being exercised or becoming vested, not issued because an award is settled in cash, or withheld or reacquired to satisfy the applicable exercise, or purchase price, or a tax withholding obligation, and (y) the number of shares of our common stock which, but for the termination of the 2020 Plan immediately prior to the effective date of the 2022 Plan, were reserved and available for issuance under the 2020 Plan but not at such time issued or subject to outstanding awards under the 2020 Plan; and

•

            shares of our common stock initially reserved for issuance under the ESPP, which will become effective upon the effectiveness of the registration statement of which this prospectus forms a part, as well as any automatic increases in the number of shares of our common stock reserved for future issuance pursuant to this plan.

Unless otherwise noted, the information contained in this prospectus assumes or gives effect to:

•

the issuance and sale by us of             shares of our common stock in this offering, at an initial public offering price of $        per share (the midpoint of the range set forth on the cover page of this prospectus);

•	the automatic conversion of all of the outstanding shares of our Class A common stock on a 1:1 basis into an aggregate of 71,452,457 shares of our common stock upon the completion of this offering;

•

the automatic conversion of all of the outstanding shares of our non-voting Class B common stock on a 1:1 basis into an aggregate of 46,813,396 shares of our common stock upon the completion of this offering;

•

the automatic conversion of all of the outstanding shares of our redeemable convertible preferred stock on a 1:1 basis into an aggregate of 137,098,988 shares of our common stock upon the completion of this offering;

•	28,607,349 shares of our common stock issued upon the early exercise of options but which remain subject to our right of repurchase as of September 30, 2022;

•	no exercise of outstanding options or warrants other than warrants to purchase 1,451,000 shares of our common stock which expire if not exercised prior to the completion of this offering;

•	no exercise by the underwriters of their option to purchase additional shares from us; and

•	the filing and effectiveness of our amended and restated certificate of incorporation, which will occur upon the completion of this offering.

In addition, we may grant options to purchase common stock or RSUs under the 2022 Plan to certain of our executive officers and other employees and to non-employee directors who are expected to become members of our board of directors upon the effectiveness of the registration statement of which this prospectus forms a part. We currently anticipate that any such option grants may be approved and granted immediately prior to this offering, that any such RSU grants may be approved immediately prior to this offering, and that any such RSU grants will be contingent upon the closing of the offering and effective immediately after the effectiveness of a registration statement on Form S-8 relating to the 2022 Plan. Any RSU or option grants that may be made to directors and executive officers would be subject to approval by the compensation committee or, in the case of director equity grants, issued pursuant to our non-employee director compensation policy approved by the compensation committee and our board of directors. However, we have not made any final determinations as to any future awards or the timing thereof, and there can be no assurance that we will grant any awards in that timeframe, if at all, or as to the number of shares which may be subject to any future equity awards.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with the section of this prospectus titled “Summary Consolidated Financial and Other Data” and our consolidated financial statements and the related notes included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business, includes forward-looking statements based upon current plans, expectations and beliefs that involve risks and uncertainties. As a result of many factors, including those factors set forth in the “Risk Factors” section of this prospectus, our actual results could differ materially from the results described in or implied by these forward-looking statements. You should carefully read the “Risk Factors” section to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements. Please also see the section of this prospectus titled “Special Note Regarding Forward-Looking Statements.”

Overview

Forme is a digital fitness platform that combines premium connected fitness hardware products with expert customizable coaching deliver an immersive experience and better outcomes for both consumers and trainers. Our health coaching services encompass guidance and coaching on nutrition, recovery, sleep, and other health and lifestyle categories. Our coaching services are delivered primarily by our team of more than 50 trainers. All of our coaches can deliver personal training and 34 can deliver health coaching in other areas of wellness. We believe we are the pioneer brand in the emerging sector of virtual health coaching and that our products and services are accelerating a powerful shift towards outcome-driven fitness solutions.

Key milestones in our growth history include:

•	May 2017 – Forme founded;

•	July 2021 – Commenced commercial delivery of Forme Studio, our first connected fitness hardware product

•	July 2022 – Live 1:1 personal training service launched

•	August 2022 – Commenced commercial delivery of Forme Studio Lift

Our revenue is primarily generated from the sale of our connected fitness hardware products and associated recurring membership revenue. As we launched our first connected fitness hardware product in July 2021, we began generating revenue from sales of our products starting in the second half of 2021.

In 2021 and 2020, we generated total revenue of $0.3 million and $0, respectively, and incurred net losses of $(32.8) million and $(11.2) million, respectively. As we generated recurring net losses and negative operating cash flow during the research and development stage of the Forme Studio and Forme Studio Lift products, we funded our operations primarily with gross proceeds of $30.5 million from sales of our redeemable convertible preferred stock, $12.4 million from the sale of our SAFE notes, and $20.6 million from the issuance of convertible notes.

Business Model and Growth Strategy

Increase uptake of add-on services through compelling member experience

We intend to increase uptake of our add-on memberships and services by providing a compelling member experience focused on introducing our members to the variety of services available on our platform and specifically, the value-added benefits of our coaching and personal training offering. We believe our ability to provide service offerings at a number of price points will serve as a valuable lever for growth by increasing overall service revenues over time.

Reduce the cost of personal training and expand addressable market without sacrificing quality

We intend to continue to explore ways to leverage our products, technology, and proprietary trainer education platform to bring the cost of coaching down incrementally, while maintaining an unwavering focus on the quality of the coaching experience we deliver to our members. This strategy is key to our medium- to long-term objectives, as we believe we can expand the addressable market for coaching services by reducing the per session cost and increasing accessibility of expert coaching services through our hardware and mobile experiences.

Build out partnership ecosystem

We intend to continue to build our strategic partner ecosystem with a focus on relationships that enable us to extend our platform to new audiences. We are pursuing opportunities in a number of attractive verticals, including sports, physical therapy and rehabilitation, and telemedicine. We are continuously identifying and evaluating opportunities to apply our coaching know-how in new and innovative ways to expand our reach and impact.

Expand corporate wellness

We intend to expand our recently launched corporate wellness initiative. Historically, corporate wellness programs were generally one-size-fits-all solutions for employees, such as corporate gyms. The rise of the hybrid workforce has made robust corporate wellness both an imperative and a challenge for many companies. We believe our comprehensive product portfolio makes us a better fit for modern corporate wellness programs than many existing alternatives. Our solution enables corporations to provide all of their employees with a coaching platform regardless of whether they work from home, in the office, or both. Our multi-pronged service offering also provides a new level of customization that can be adapted to employees at virtually all levels of tenure.

Expand into new geographies

We intend to expand the international reach of our product and service offerings. With more than 180 million people belonging to gyms globally in 2019, according to IHRSA, we believe there is significant opportunity to grow internationally. For example, we are currently evaluating potential international expansion in the United Kingdom and Canada, although we have not yet made any definitive plans regarding such expansion or the potential timing thereof. We plan to continue to pursue disciplined international expansion by targeting countries with high fitness penetration and spend, as well as the presence of boutique fitness, and where we believe Forme’s value proposition will resonate.

Factors Affecting Our Performance

Our financial condition and results of operations have been, and will continue to be, affected by a number of factors, including the following:

•

We have a limited operating history; and our past financial results may not be a reliable indicator of our ability to successfully establish our product and service offerings in the marketplace, or of our future performance, and our revenue growth rate is likely to slow as our business matures.

•

We derive a significant majority of our revenue from sales of our Forme Studio equipment and if sales of our Forme Studio equipment decline, it would materially and negatively affect our future revenue and results of operations.

•

Our membership revenue is dependent on our ability to sell our Forme Studio equipment and if sales of our Forme Studio equipment decline, our membership revenue would decline, and it would materially and negatively affect our future revenue and results of operations. Similarly, we may be unable to attract and retain members, which could have an adverse effect on our business and rate of growth.

•

If we fail to compete successfully against existing and future competitors, we may fail to obtain a meaningful market share, which in turn would harm our business, financial condition, and results of operations.

•

Increases in component and equipment costs, long lead times, supply shortages, and supply changes could disrupt our supply chain and negatively impact our business, financial condition, and results of operations.

Key Operational and Business Metrics

In addition to the measures presented in our consolidated financial statements, we use the following key operational and business metrics to evaluate our business, measure our performance, develop financial forecasts, and make strategic decisions. We may in the future elect to use additional metrics, discontinue the use of current metrics, or adjust our methodology or definitions of our operational and business metrics as our business evolves.

Members

We believe that the number of members is an important indicator of the growth of our business and future revenue opportunity. We define a member at the end of any period as a person or entity who has incurred usage in the period and, as a result, has generated an invoice of greater than $0 for that period. We treat each member that generates an invoice as a unique member, and a single household with multiple users, may be counted as multiple members if they separately signed up on our platform.

ARPU

We believe that our average revenue per member, which we refer to as ARPU, is a strong indication of our ability to land new members with higher spending levels and expand usage of our platform by our existing members. We calculate ARPU on a monthly basis as our total revenue in that period divided by the number of members determined as of the last day of that period. For a quarterly or annual period, ARPU is determined as the weighted average monthly ARPU over such three or 12-month period.

ARR

Given the renewable nature of our business, we view annual run-rate revenue as an important indicator of our current progress towards meeting our revenue targets and projected growth rate going forward. We calculate ARR at a point in time by multiplying the latest monthly period’s revenue by 12.

Net Dollar Retention Rate

Our ability to maintain long-term revenue growth and achieve profitability is dependent on our ability to retain and grow revenue from our existing members. To help us measure our performance in this area, we monitor our net dollar retention rate. We calculate net dollar retention rate monthly by starting with the revenue from the cohort of all members during the corresponding month 12 months prior, or the Prior Period Revenue. We then calculate the revenue from these same members as of the current month, or the Current Period Revenue, including any expansion and net of any contraction or attrition from these members over the last 12 months. The calculation also includes revenue from members that generated revenue before, but not in, the corresponding month 12 months prior, but subsequently generated revenue in the current month and are therefore reflected in the Current Period Revenue. We include this group of re-engaged members in this calculation because our members may use our platform for workouts that stop and start over time. We then divide the total Current Period Revenue by the total Prior Period Revenue to arrive at the net dollar retention rate for the relevant month. For a quarterly or annual period, the net dollar retention rate is determined as the average monthly net dollar retention rates over such three or 12-month period.

Components of Our Operating Results

We generate revenue from sales of our connected fitness products, membership revenue, and personal training revenue. We identify our reportable segment based on the information used by management to monitor performance and make operating decisions. See Note 2 of the notes to our consolidated financial statements included elsewhere in this prospectus for additional information regarding our reportable segment.

Revenue

Connected Fitness Products

Connected Fitness Product revenue consists of sales of our connected fitness products and related accessories, delivery and installation services, and extended warranty agreements offered through a third-party. Connected Fitness Product revenue is recognized at the time of delivery, except for extended warranty revenue which is recognized over the warranty period. For the third-party extended warranty service sold along with the connected fitness products, we do not obtain control of the warranty before transferring it to the customers. Therefore, we account for revenue related to the fees paid to the third-party extended warranty provider on a net basis, by recognizing only the net commission we retain.

Membership

Membership revenue consists of revenue generated from our monthly Connected Fitness Subscription. Membership revenue represented 1% of total revenue for the year ended December 31, 2021.

Cost of Revenue

Connected Fitness Products

Connected Fitness Product cost of revenue consists of Studio and accessories product costs, including manufacturing costs, duties and other applicable importing costs, shipping and handling costs, packaging, warranty replacement costs, fulfillment costs, warehousing costs, and certain allocated costs related to management, facilities, and personnel-related expenses associated with supply chain logistics. As we launch new connected fitness products, such as the Lift or Barre accessories, and continue to grow our presence in new regions where we have not yet achieved economies of scale, we expect to incur higher cost of revenue, including as a percentage of sales, for our connected fitness products.

Membership

Membership cost of revenue includes costs associated with personnel related expenses, filming and production costs, hosting fees, music royalties, and amortization of capitalized software development costs. We expect membership cost of revenue to increase both in absolute dollars and as a percentage of revenue as we continue to invest in video and live fitness content, increases in variable costs such as hosting fees and music royalties, and increasing costs related to updates to and development of our platform.

Operating Expenses

Research and Development

Research and development expense primarily consists of personnel and facilities-related expenses, consulting and contractor expenses, tooling and prototype materials, and software platform expenses. We capitalize certain qualified costs incurred in connection with the development of internal-use software and software to be sold or marketed which may also cause research and development expenses to vary from period to period. We expect our research and development expenses to increase in absolute dollars in future periods and vary from period to period as a percentage of total revenue as we continue to hire personnel to develop new and enhance existing connected fitness products and interactive software.

Sales and Marketing

Sales and marketing expense consists of performance marketing media spend, asset creation, and other brand creative, all showroom expenses and related lease payments, payment processing fees incurred in connection with the sale of our connected fitness products, and sales and marketing personnel-related expenses. We intend to continue to invest in our sales and marketing capabilities in the future and therefore expect this expense to increase in absolute dollars in future periods as we release new products and expand internationally. Sales and marketing expense as a percentage of total revenue may fluctuate from period to period based on total revenue and the timing of our investments in our sales and marketing functions as these investments may vary in scope and scale over future periods.

General and Administrative

General and administrative expense includes personnel-related expenses and facilities-related costs primarily for our executive, finance, accounting, legal, human resources, and IT functions. General and administrative expense also includes fees for professional services principally comprised of legal, audit, tax and accounting services, and insurance.

Following the completion of this offering, we expect to incur additional general and administrative expenses as a result of operating as a public company, including expenses related to compliance and reporting obligations of public companies, and increased costs for insurance, investor relations expenses, and professional services. As a result, we expect that our general and administrative expenses will increase in absolute dollars in future periods and vary from period to period as a percentage of revenue, but we expect to leverage these expenses over time as we grow our revenue and member base.

Other (Expense) Income, Net

Other (expense) income, net consists of interest (expense) income associated with the change in fair value for converted SAFE instruments from the previous reporting periods.

Change in Fair Value of SAFEs

The change in fair value of SAFEs consists of the change in the fair value of the outstanding SAFE instruments since the previous reporting period.

Change in Fair Value of Convertible Notes

The change in fair value of convertible notes consists of the change in the fair value of the outstanding convertible notes since the previous reporting period.

Provision for (Benefit From) Income Taxes

The provision for (benefit from) income taxes consists primarily of income taxes related to foreign and state jurisdictions in which we conduct business. We maintain a full valuation allowance on our federal and state deferred tax assets as we have concluded that it is more likely than not that the deferred assets will not be utilized.

Results of Operations

The following tables set forth our consolidated results of operations in dollars and as a percentage of total revenue for the periods presented. The period-to-period comparisons of our historical results are not necessarily indicative of the results that may be expected in the future.

	Year Ended December 31,		Change
	2021	2020	Amount	%
Revenue:
Fitness product revenue	$319	$—	$319	100%
Subscription revenue	4	—	4	100%
Cost of revenue:
Cost of fitness product revenue	(2,652)	(107)	2,545	2,379%
Cost of subscription	(2,513)	(251)	2,262	901%

Gross loss	(4,842)	(358)	(4,484)	1,253%
Operating expenses:
Research and development	16,300	8,042	8,258	103%
Sales and marketing	6,566	1,539	5,027	327%
General and administrative	9,438	6,598	2,840	43%

Total operating expenses	32,304	16,179	16,125	100%

Loss from operations	(37,146)	(16,537)	(20,609)	125%

Other income (expense), net:
Other income (expense), net:	303	(64)	367	-573%
Interest expense	(935)	(257)	(690)	268%
Change in fair value of SAFEs	(251)	495	(746)	-151%
Change in fair value of convertible notes	5,193	3,654	1,539	42%

Total other income, net	4,310	3,828	482	13%
Loss before provision for income taxes	(32,836)	(12,709)	(20,127)	158%
Income tax benefit (expense)	(4)	1,526	(1,530)	-100%

Net loss attributable to common stockholders	$(32,840)	$(11,183)	(21,657)	194%

Net loss per share – basic and diluted	$(2.21)	$(1.55)

Weighted average common stock outstanding – basic and diluted	14,837,866	7,233,428

	Year Ended December 31,		Change
	2021	2020	Amount	%
Net loss:	$(32,840)	$(11,183)	$(21,657)	194%
Other comprehensive loss:
Foreign currency translation gain	179	588	(409)	-70%

Total comprehensive loss	$(32,661)	$(10,595)	$(22,066)	208%

Comparison of the Years Ended December 31, 2021 and 2020

Revenue

Revenue for the year ended December 31, 2021, increased $0.3 million, compared to $0 for 2020. As we launched our first product, the Forme Studio, in 2021, we did not generate any revenue prior to this time.

Cost of Revenue and Gross Loss

Cost of revenue for the year ended December 31, 2021, increased $4.8 million, or 1,343%, compared to 2020. This increase was primarily driven by the launch of the Forme Studio product during 2021.

Our gross loss decreased by $4.5 million due to increased costs associated with connected fitness product sales and the amortization of software.

Operating Expenses

Research and Development

Research and development expense for the year ended December 31, 2021 increased $8.3 million, or 103%, compared to 2020. This increase was due primarily to costs incurred for the development of the Forme Studio and Forme Studio Lift products.

Sales and Marketing

Sales and marketing expense for the year ended December 31, 2021 increased $5.0 million, or 327%, compared to fiscal 2020. The increase was due primarily to $2.5 million for the salaries and benefits of sales and marketing employees who were hired during 2021, $1.2 million for rent for retail locations, and $1.3 million for online advertising and marketing consultants.

General and Administrative

General and administrative expense for the year ended December 31, 2021 increased $2.8 million, or 43%, compared to 2020. The increase was due primarily to $1.0 million for stock-based compensation expense, $0.7 million for business license fees, $0.6 million for depreciation, and $0.4 million for amortization of internal-use software.

Other Income (Expense), net

Other income (expense), net, was $0.3 million for the year ended December 31, 2021, compared to $(0.1) million for 2020. The increase in other income (expense), net, was primarily due to amounts attributable to the issuance and conversion of SAFEs during 2021.

Interest Expense

Interest expense was $0.9 million for the year ended December 31, 2021, compared to $0.3 million for 2020. The increase in interest expense was primarily due to the issuance of related party loans.

Change in Fair Value of Convertible Notes and Change in Fair Value of SAFEs

Change in fair value of convertible notes for the year ended December 31, 2021 increased $1.5 million compared to 2020. Change in fair value of SAFEs and ASAs for the year ended December 31, 2021 decreased $0.7 million compared to 2020. The changes were due primarily to change in fair value of these financial instruments.

Liquidity and Capital Resources

Since our inception, we have sustained recurring losses and has relied on funding from private investors and other third-parties (collectively “outside capital”) to execute its growth strategy. As a result, we incurred a net loss of $32.8 million during the year ended December 31, 2021 and had an accumulated deficit of $57.3 million as of December 31, 2021. Our long-term success is dependent upon its ability to successfully develop, market, and deliver its revenue-generating products and services in a profitable manner. While management believes we can be successful in executing our growth strategy, no assurance can be provided we will be able to do so in a timely or profitable manner. As a result, we anticipate we will continue to rely on outside capital to fund our operations for the foreseeable future.

As of the date the accompanying consolidated financial statements were issued (the “issuance date”), our available liquidity was not sufficient to fund our operations over the next twelve months or meet our obligations as they become due, absent our ability to secure additional outside capital. While management plans to take action to address our liquidity needs, such as cost mitigation initiatives to reduce unnecessary costs, securing additional outside capital, pursuing an initial public offering of our common stock, and/or pursuing other strategic arrangements, no assurance can be provided that management’s actions will be sufficient to fund our operations over the next twelve months or meet our obligations as they become due.

In addition, as of December 31, 2021, we had loans outstanding from certain related parties (See Note 21) with an aggregate principal and interest amount owed of approximately $6.9 million. Certain of these loans matured prior to December 31, 2021, but their repayment has been temporarily waived, and the remaining loans are scheduled to mature over the next twelve months beyond issuance date. However, absent additional outside capital, we will be unable to repay these loans upon their maturity and, as such, the aggregate amounts owed have been classified as current debt in the accompanying consolidated balance sheet as of December 31, 2021.

In the event the one or more of management’s planned actions are not sufficient to fund our operations over the next twelve months or meet its obligations as they become due, management will be required to seek other strategic alternatives, which may include, among others, a significant curtailment in our operations, a sale of certain of the our assets, a sale of the entire Company to strategic or financial investors, and/or allowing the Company to become insolvent by filing for bankruptcy. These uncertainties raise substantial doubt about our ability to continue as a going concern.

The accompanying consolidated financial statements have been prepared on the basis that we will continue to operate as a going concern, which contemplates that we will be able to realize assets and settle liabilities and commitments in the normal course of business for the foreseeable future. Accordingly, the accompanying consolidated financial statements do not include any adjustments that may result from the outcome of these uncertainties.

Debt and Preferred Equity

2020 Convertible Notes

During 2020 we issued convertible notes (the “2020 Convertible Notes”) with an aggregate principal amount of $6.2 million, pursuant to a private placement offering. The 2020 Convertible Notes bore interest at 6% per annum and had a scheduled maturity date of 12 to 24 months from issuance, at which time the principal and accrued interest would be due and payable. We elected the fair value option for the 2020 Convertible Notes under ASC Topic 825, Financial Instruments, with changes in fair value recorded in earnings each reporting period.

The 2020 Convertible Notes did not include any financial covenants and were subject to acceleration upon the occurrence of specified events of default. The 2020 Convertible Notes were subject to the following conversion features:

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In the event we completed a qualified financing, which is defined as the sale of preferred stock for gross proceeds of at least $3.0 million prior to the maturity date of the 2020 Convertible Notes, all principal and accrued interest will automatically convert into preferred stock.

•

In the event we did not complete a qualified financing prior to the maturity date of the 2020 Convertible Notes, at the election of the note holder, all principal and accrued interest can be converted into common stock.

The conversion price with respect to an automatic conversion upon the occurrence of a qualified financing is equal to 80% of the price per unit paid in cash by the other investors for preferred stock sold in a qualified financing. The conversion price with respect to an elective conversion at the time of maturity is equal to the fair market value of the Company divided by our fully diluted capitalization table at the time of conversion.

Two individual 2020 Convertible Notes with an aggregate principal value of $1,250,000 were subject to the following conversion features:

•

In the event we completed a qualified financing, which is defined as the sale of preferred stock for gross proceeds of at least $10.0 million prior to the maturity date of the related notes, all principal and accrued interest will automatically convert into preferred stock.

•

In the event we did not complete a qualified financing prior to the maturity date of the related notes, at the election of the note holder, all principal and accrued interest can be converted into common stock.

The conversion price with respect to an automatic conversion upon the occurrence of a qualified financing is equal to the lesser of i) 80% of the price per unit paid in cash by the other investors for preferred stock sold in a qualified financing, or ii) $50.0 million divided by the sum of our then-outstanding common stock, outstanding option, and promised options (the “Cap Price”). The conversion price with respect to an elective conversion at the time of maturity is equal to the Cap Price.

In July 2021, we completed a qualified financing, and as a result the 2020 Convertible Notes were automatically converted into 2,008,339 shares of Series Seed-9 preferred stock and 492,011 shares of Series A-1 preferred stock.

2021 Convertible Notes

From January through July 2021, we issued convertible notes (the “2021 Convertible Notes”) with an aggregate principal amount of $14.8 million, pursuant to a private placement offering. The 2021 Convertible Notes bore interest at 6% per annum and had a scheduled maturity date of 24 months from issuance, at which time the principal and accrued interest would be due and payable. We elected the fair value option for the 2021 Convertible Notes under ASC Topic 825, Financial Instruments, with changes in fair value recorded in earnings each reporting period.

The 2021 Convertible Notes did not include any financial covenants and are subject to acceleration upon the occurrence of specified events of default. The 2021 Convertible Notes were subject to the following conversion features:

•

In the event we completed a qualified financing, which is defined as the sale of preferred stock for gross proceeds of at least $10.0 million prior to the maturity date of the related notes, all principal and accrued interest will automatically convert into preferred stock.

•

In the event we did not complete a qualified financing prior to the maturity date of the related notes, at the election of the note holder, all principal and accrued interest can be converted into common stock.

The conversion price with respect to an automatic conversion upon the occurrence of a qualified financing is equal to the lesser of i) 80% of the price per unit paid in cash by the other investors for preferred stock sold in a qualified financing, or ii) the “Cap Price”. The conversion price with respect to an elective conversion at the time of maturity is equal to the Cap Price.

In July 2021, we completed a qualified financing, and as a result the 2021 Convertible Notes were automatically converted into 19,547 shares of Series Seed-9 preferred stock, 3,686,406 shares of Series A preferred stock, and 1,039,722 shares of Series A-1 preferred stock.

We recognized gain equal to $5.2 million and $3.7 million for the years ended December 31, 2021 and 2020, respectively, related to changes in fair value for the 2021 Convertible Notes and 2020 Convertible Notes.

Paycheck Protection Program Loan

On April 2, 2021, we received loan proceeds of approximately $0.5 million under the Paycheck Protection Program (“PPP”). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act

(“CARES Act”), provided loans to qualifying businesses to help sustain our employee payroll costs, rent, and utilities due to the impact of the recent COVID-19 pandemic. Loans obtained through the PPP are eligible to be forgiven as long as the proceeds are used for qualifying purposes, which include the payment of payroll costs, interest on covered mortgage obligations, rent obligations and utility payments. The receipt of these funds, and the forgiveness of the loan is dependent on us having initially qualified for the loan and qualifying for the forgiveness of such loan based on our adherence to the forgiveness criteria. In June 2020, Congress passed the Payroll Protection Program Flexibility Act that made several significant changes to PPP loan provisions, including providing greater flexibility for loan forgiveness.

We used the proceeds from the PPP loan to fund payroll costs in accordance with the relevant terms and conditions of the CARES Act. We followed the government guidelines and tracking costs to ensure full forgiveness of the loan. To the extent it was not forgiven, we would have been required to repay that portion at an interest rate of 1% over a period of 5 years, beginning May 2022 with a final installment in April 2027.

During the third quarter of 2022, the outstanding balance on the PPP loan including interest was forgiven by the U.S. Small Business Administration.

Warrant Transactions

On July 23, 2021, we issued 995,000 common stock warrants in lieu of interest payments on our convertible notes and as compensation for services provided to us in relation to the agreements entered into with a third-party content provider. The warrants were initially recorded at their fair value calculated using the Black-Scholes model, with the following weighted-average assumptions: exercise price of $0.0001 per share, price of $0.37 per share, expected term of 7 years, risk-free rate of 1.30%, and volatility of 65%. The fair value of the warrants of $0.4 million was recorded as a long-term liability.

On July 23, 2021, we issued 11,453,210 common stock warrants in connection with the issuance of preferred stock. The warrants were initially recorded at their fair value calculated using the Black-Scholes model, with the following weighted-average assumptions: exercise price of $0.0001 per share, price of $0.37 per share, expected term of 10 years, risk-free rate of 1.30%, and volatility of 65%. The fair value of the warrants of $4.2 million was recorded as a reduction in the value of the Series A Financing.

On August 25, 2021, we issued 7,444,585 common stock warrants in connection with the issuance of preferred stock. The warrants were initially recorded at their fair value calculated using the Black-Scholes model, with the following weighted-average assumptions: exercise price of $0.0001 per share, price of $0.37 per share, expected term of 9.9 years, risk-free rate of 1.35%, and volatility of 65%. The fair value of the warrants of $2.8 million was recorded as a reduction in the value of the Series A Financing.

Class B Common Stock Warrants

During July 2021 we issued an aggregate 995,000 warrants to purchase Class B Common Stock to various employees and nonemployees. Each warrant has a strike price of $0.0001 and has a contractual term of seven years. The warrants are classified as permanent equity within the consolidated balance sheets. 600,000 of these warrants with an aggregate fair value of $0.2 million were issued as compensation for services provided to us and are recorded within operating expenses.

Preferred Stock

As of December 31, 2021, our second amended and restated certificate of incorporation authorized the issuance of up to 26,159,128 shares of Preferred Stock, designated as follows: 1,133,701 shares as Series Seed Preferred Stock, 359,375 shares as Series Seed-1 Preferred Stock, 250,000 shares as Series Seed-2 Preferred Stock, 37,313 shares as Series Seed-3 Preferred Stock, 21,131 shares as Series Seed-4 Preferred Stock, 512,425 shares as Series

Seed-5 Preferred Stock, 122,500 shares as Series Seed-6 Preferred Stock, 257,797 shares as Series Seed-7 Preferred Stock, 665,588 shares as Series Seed-8 Preferred Stock, 2,775,210 shares as Series Seed-9 Preferred Stock, 327,218 shares as Series Seed-10 Preferred Stock, 18,165,136 shares as Series A Preferred Stock, 1,531,734 shares as Series A-1 Preferred Stock.

Series Seed Financing

In August 2018, we entered into a Series Seed Preferred Stock Purchase Agreement (the “Series Seed Agreement”) for the issuance of 1,143,627 shares of Series Seed and 359,375 shares of Series Seed-1. We completed our initial Series Seed closing on August 14, 2018, by issuing a total of 250,000 shares on this date at a purchase price of approximately $2.00 per share (the “Series Seed Share Price”). Between August 2018 and December 2018, we issued additional shares of Series Seed in a series of subsequent closings total of 883,071 shares and an additional 359,375 shares related from the conversion of our SAFE (combined the “Series Seed Financing”). The aggregate gross proceeds from the Series Seed Financing were approximately $2.3 million.

Series A Financing

In July 2021 we amended our Certificate of Incorporation (“COI”) to authorize the issuance of 250,000 shares of Series Seed-2, 37,313 shares of Series Seed-3, 21,131 shares of Series Seed-4, 512,425 shares of Series Seed-5, 122,500 shares of Series Seed-6, 257,797 shares of Series Seed-7, 665,588 shares of Series Seed-8, 2,775,210 shares of Series Seed-9, 327,218 shares of Seed-10, 9,592,788 shares of Series A, and 1,531,734 shares of Series A-1.

On July 23, 2021, we executed a Series Seed and Series A Preferred Stock Purchase Agreement (the “Series Seed and Series A Agreement”) for the purposes of raising capital in the aggregate amount of up to $33.0 million by the means of issuance of Series A, Series A-1 and Series Seed-2, Series Seed-3, Series Seed-4, Series Seed-5, Series Seed-6, Series Seed-7, Series Seed-8, Series Seed-9, and Series Seed-10 (all Series Seed issuances noted herein are collectively referred to as “Series Seed 2-10”). On this date, we cancelled $5.3 million and $6.9 million (including principal and interest) of Series A Convertible Notes and SAFEs, respectively, which converted into a total of 2,027,885 shares of Series Seed-9 and a total of 2,941,297 of Series Seed-2-10, respectively. On the date of the Series Seed and Series A Agreement, we also cancelled our 2020 Secured Convertible Notes, of which $12.1 million (including principal and interest) converted into 3,686,405 shares of Series A and $4.0 million (including principal and interest) converted into 1,531,734 shares of Series A-1 (see Notes 9 and 11).

On July 23, 2021, we issued 2,127,406 shares of Series A at a purchase price of approximately $3.27 per share.

On August 13, 2021, we issued 3,778,977 shares of Series A at a purchase price of approximately $3.27 per share.

On November 24, 2021, we amended our Amended and Restated Certificate of Incorporation to increase the number of Series A shares authorized from 9,592,788 to 18,165,136 total shares. As a result, on that date, we completed an additional closing of Series A and issued a total of 3,413,240 shares at a purchase price of approximately $3.27 per share.

The aggregate gross proceeds from the Series A Financing were approximately $30.5 million. Proceeds from the issuances associated with the cancellation of the convertible notes were equal to the fair value of the convertible notes upon conversion.

We classify preferred stock in accordance with ASC 480, Distinguishing Liabilities from Equity, which requires that contingently redeemable securities be classified outside of permanent stockholders’ equity.

Accordingly, we have classified all shares and classes of preferred stock as mezzanine equity in the accompanying financial statements as of December 31, 2021 and 2020.

Cash Flows

	Year Ended December 31,
	2021	2020
Net cash flows used in operating activities	$(38,256)	$(13,423)
Net cash flows used in investing activities	(12,359)	(3,308)
Net cash flows provided by financing activities	52,452	17,154
Effect of exchange rate	(151)	(415)

Net Increase in cash and cash equivalents	$1,686	$8

Operating Activities

Net cash used in operating activities of $(38.3) million for the year ended December 31, 2021, was primarily due to a net loss of $32.8 million and a decrease in net change in operating assets and liabilities of $6.1 million. The decrease in net operating assets and liabilities was primarily due to an increase in inventory of $3.4 million, a $3.2 million increase in vendor deposits and a $1.2 million decrease in accounts payable due to timing of payments, offset partially by a $1.2 million increase in accrued expenses and other current liabilities.

Net cash used in operating activities of $13.4 million for the year ended December 31, 2020, was primarily due to a net loss of $11.2 million.

Investing Activities

Cash used in investing activities for the year ended December 31, 2021, of $12.4 million was primarily related to the development of internal-use software, software to be sold and markets and content, and purchases of property and equipment.

Cash used in investing activities for the year ended December 31, 2020, of $3.3 million was due to development of internal-use software, software to be sold and markets and content, and purchases of property and equipment.

Financing Activities

Net cash provided by financing activities of $52.5 million for the year ended December 31, 2021, was primarily related to proceeds from the issuance of preferred stock – Series A, convertible notes and common stock.

Net cash provided by financing activities of $17.2 million for the year ended December 31, 2020, was primarily related to proceeds from SAFEs and convertible notes.

Contractual Obligations and Other Commitments

Lease Obligations

The following represents our minimum annual rental payments under operating leases for each of the next five years and thereafter:

Year Ending December 31,	Future Minimum Payments
(in thousands)
2022	$202
2023	55
2024	9
2025	—
2026	—
Thereafter	—

Total	$266

Commitments

In May 2021, we entered into two agreements with a third-party content provider (“Content Provider”), a service agreement and a collaboration agreement. Per the service agreement, Forme is to provide content creation services for the Content Provider in which we are to produce workout content using the Content Provider’s trainers and studios. Under the collaboration agreement, both we and the Content Provider agree to jointly market their partnership; in addition, the collaboration agreement provides us with a license to use the Content Provider’s content and marks on our Studio fitness ecosystem (i.e., the “License”). The license issued to us allows us to reproduce, modify, prepare derivative works based upon, distribute, publicly display, publicly perform the content and the modified content, to market, advertise or promote Forme, perform specified activities, and provide our customers access to and use of the Content Provider’s content, throughout the world on our Studio products and in any media, so long as such other media is associated or related to the use of our Studio products.

We will recognize an asset and liability for the total minimum commitment (the license fee) on a quarterly basis approximating $1.4 million in 2021. We believe the estimated number of future showings or content produced by the Content Provider will remain consistent for each tranche over the initial term of the agreement and consistent with the content produced by us. The content produced by us and the content licensed from the Content Provider by us will be made available and marketed to the customer in the same way. As the content is ultimately being consumed by the customer in the same way we believe it will have the same estimated number of future showings and estimated useful life as we produced content. As such, each quarterly tranche will be amortized over three (3) years. The unamortized cost of content is approximately $1.2 million as of December 31, 2021.

The liability will be recorded and accreted at the gross amount for each tranche of content delivered to us for $0.5 million per quarter and will be decreased when the payments per the payment schedule above are made. The liability for the license fee is approximately $1.1 million as of December 31, 2021.

The Content Provider is committed to developing a minimum number of hours of content for our exclusive use over the five-year term, subject to extensions, of the collaboration agreement. In exchange, we are required to pay fixed fees, totaling $9.0 million, of which $1.2 million are due within the first year of the agreement, and the remaining fixed fees are paid systematically over the initial five-year terms. Additional payments could be required if our member membership amount from the licensed content exceed certain stipulated annual and cumulative thresholds during the contract term.

The following represents our minimum annual guaranteed payments under license agreements for each of the next five years and thereafter:

Year Ending December 31,	Future Minimum Payments
(in thousands)
2022	$1,650
2023	1,650
2024	1,950
2025	2,250
2026	1,200
Thereafter	—

Total	$8,700

As noted above, we could be required to make additional payments in each of these years if our membership amount reaches certain thresholds. This may result in additional payments of up to $0.7 million, $0.4 million, $2.1 million and $2.8 million in 2024, 2025, 2026 and 2027, respectively.

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of December 31, 2021.

Quantitative and Qualitative Disclosure About Market Risk

Interest Rate Risk

We are primarily exposed to changes in short-term interest rates with respect to our cost of borrowing under our Credit Agreement. We monitor our cost of borrowing under our facility, taking into account our funding requirements, and our expectations for short-term rates in the future. A hypothetical 10% change in the interest rate on our Credit Agreement for all periods presented would not have a material impact on our financial statements.

Foreign Currency Risk

To date, all of our inventory purchases have been denominated in U.S. dollars. A portion of our operating expenses are incurred outside the United States and are denominated in foreign currencies, which are also subject to fluctuations due to changes in foreign currency exchange rates. In addition, our suppliers incur many costs, including labor and supply costs, in other currencies. While we are not currently contractually obligated to pay increased costs due to changes in exchange rates, to the extent that exchange rates move unfavorably for our suppliers, they may seek to pass these additional costs on to us, which could have a material impact on our gross margins. Our operating results and cash flows are, therefore, subject to fluctuations due to changes in foreign currency exchange rates. However, we believe that the exposure to foreign currency fluctuation from operating expenses is relatively small at this time as the related costs do not constitute a significant portion of our total expenses. To date, we have not entered into derivatives or hedging transactions, as our exposure to foreign currency exchange rates has historically been partially hedged as our foreign currency denominated inflows have covered our foreign currency denominated expenses. However, we may enter into derivative or hedging transactions in the future if our exposure to foreign currency should become more significant.

Inflation Risk

We do not believe that inflation has had a material effect on our business, financial condition or results of operations. If our costs become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition, and operating results.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with GAAP. In preparing the consolidated financial statements, we make estimates and judgments that affect the reported amounts of assets, liabilities, stockholders’ equity/deficit, revenue, expenses, and related disclosures. We re-evaluate our estimates on an on-going basis. Our estimates are based on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Because of the uncertainty inherent in these matters, actual results may differ from these estimates and could differ based upon other assumptions or conditions. The critical accounting policies that reflect our more significant judgments and estimates used in the preparation of our consolidated financial statements include those noted below.

Fair Value Measurements

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Subsequent changes in fair value of these financial assets and liabilities are recognized in earnings when they occur. When determining the fair value measurements for assets and liabilities which are required to be recorded at fair value, we consider the principal or most advantageous market in which we would transact and the market-based risk measurement or assumptions that market participants would use in pricing the assets or liabilities, such as inherent risk, transfer restrictions, and credit risk.

We apply the following fair value hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:

•	Level 1 inputs are based on quoted prices in active markets for identical assets or liabilities.

•

Level 2 inputs are based on observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets with insufficient volume or infrequent transactions (less active markets), or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

•

Level 3 inputs are based on unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities, and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability.

Our material financial instruments consist primarily of cash and cash equivalents, accounts receivable, accounts payable, accrued expenses, convertible notes, SAFEs and warrants. The carrying amounts of current financial instruments, which include cash, accounts receivable, accounts payable and accrued expenses, approximate their fair values due to the short-term nature of these instruments.

Internal-use Software

We capitalize certain eligible software development costs incurred in connection with our internal use software in accordance with ASC 350-40, Internal-use Software and ASC 985, Software. These capitalized costs also relate to our Studio software that is accessed by our customers on a subscription basis as well as certain costs associated with our information systems. Capitalized software costs are amortized over the estimated useful life, which is three years. Capitalization begins once the application development stage begins, management has authorized and committed to funding the project, it is probable the project will be completed, and the software will be used to perform the function intended. Internal and external costs, if direct and incremental, are capitalized until the software is substantially complete and ready for our intended use. We expense all costs incurred that relate to planning and post-implementation phases of development.

During the years ended December 31, 2021 and 2020, we capitalized $1.4 million, and $1.7 million, respectively, of internally developed software. During the years ended December 31, 2021 and 2020, we had $2.3 million and $1.4 million of unamortized software costs, respectively. During the years ended December 31, 2021 and 2020, we had $2.7 million and $1.7 million of unamortized internal-use software costs, respectively.

Amortization is computed on a straight-line basis over the following estimated useful lives:

Internal-use Software	3 years

Capitalized Studio Content

Capitalized Studio content costs include certain expenditures to develop video and live content for our customers. We capitalize production costs for recorded content in accordance with ASC 926-20, Entertainment-Films – Other Assets – Film Costs. We recognize capitalized content, net of accumulated amortization, within other non-current assets in the consolidated balance sheets and recognizes the related amortization expense as a component of cost of revenue in the consolidated statements of operations and comprehensive income (loss). Costs which qualify for capitalization include production costs, development costs, direct costs, labor costs, and production overhead. Expenditures for capitalized content are included within operating activities in the consolidated statements of cash flows. Based on certain factors, including historical and estimated user viewing patterns, we amortize individual titles within the Studio content library on a straight-line basis over a three-year useful life. We review factors impacting the amortization of the capitalized Studio content on an ongoing basis. Estimates related to these factors require considerable management judgment.

We considered certain factors in determining the useful life of the content, including expected periods over which the content will be made available through the platform and related viewership, the lack of “obsolescence” of such content over such period given the nature of our videos (i.e., exercise classes which are not significantly impacted by changes in markets or customer preferences, and/or for which the content is expected to significantly change or evolve over time), and the expected significant growth of our member base which will contribute to substantial increases in viewership over time given the recent launch of our product and membership offerings. Based on these factors, we have determined that a three-year (3-year) amortization period is reasonable for the content. We will continue to review factors impacting the amortization of the capitalized content on an ongoing basis.

Our business model is subscription based as opposed to generating revenues at a specific title level. Therefore, all content assets are monetized as part of a single asset group. The content is assessed at the group level when an event or change in circumstances indicates a change in the expected usefulness of the content or that fair value may be less than unamortized cost. Unamortized costs are assessed for impairment regardless of whether the produced content is completed. To date, we have not recognized an impairment with regards to the carrying value of our content portfolio. If circumstances in the future suggest that an impairment may exist, these aggregated content assets will be stated at the lower of unamortized cost or fair value. In addition, unamortized costs for assets that have been, or are expected to be, abandoned are written off. The unamortized cost of content is approximately $4.9 million as of December 31, 2021.

Convertible Notes

As permitted under ASC Topic 825, Financial Instruments, we have elected the fair value option to account for our convertible notes. In accordance with ASC Topic 825, we record these convertible notes at fair value with changes in fair value recorded as a component of other expense, net in the consolidated statement of operations and comprehensive income (loss). As a result of applying the fair value option, direct costs and fees related to the convertible notes were expensed as incurred and were not deferred. We concluded that it was appropriate to apply the fair value option as they are liabilities that are not, in whole or in part, classified as a component of members’ deficit. In addition, the convertible notes meet other applicable criteria for electing fair value option under ASC Topic 825. The liability for the convertible notes was $2.5 million as of December 31, 2020.

Simple Agreements for Future Equity (“SAFEs”) and Advance Subscription Agreements (“ASAs”)

We have issued several SAFEs and ASAs in exchange for cash financing. The SAFEs were initially measured at fair value using a probability weighted expected return method (“PWERM”) and were subsequently remeasured at fair value at each reporting period, through the date of conversion. The ASAs were initially measured at fair value utilizing the fair value of our common stock according to the Section 409A valuation performed by an independent appraiser closest to the date of grant and were subsequently remeasured at fair value at each reporting period, through date of conversion. The remeasurements of the SAFEs and ASAs resulted in the recognition of a $0.3 million loss for the year ended December 31, 2021 and the recognition of a $0.5 million gain for the year ended December 31, 2020 (see Note 4 to the consolidated financial statements for the accounting for any significant inputs to the valuation of the SAFE and ASA instruments). The fair value of the outstanding SAFEs and ASAs were $4.7 million as of December 31, 2020. Pursuant to the SAFE agreement provisions, all outstanding SAFE instruments were converted to preferred stock in 2021, in connection with a Series A financing. All ASAs were converted to common stock on the respective ASA Longstop Dates (6-month anniversary of issuance). There were no outstanding SAFEs or ASAs as of December 31, 2021.

Revenue Recognition

Our primary source of revenue is from sales of our Connected Fitness Products and related accessories and associated recurring membership revenue.

We determine revenue recognition through the following steps:

•	Identification of the contract, or contracts, with a customer;

•	Identification of the performance obligations in the contract;

•	Determination of the transaction price;

•	Allocation of the transaction price to the performance obligations in the contract; and

•	Recognition of revenue when, or as, we satisfy a performance obligation.

Revenue is recognized when control of the promised goods or services is transferred to our customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services. Our revenue is reported net of sales returns, discounts, incentives, and rebates to commercial distributors as a reduction of the transaction price. We estimate our liability for product returns and concessions based on historical trends by product category, impact of seasonality, and an evaluation of current economic and market conditions and records the expected customer refund liability as a reduction to revenue, and the expected inventory right of recovery as a reduction of cost of revenue. If actual return costs differ from previous estimates, the amount of the liability and corresponding revenue are adjusted in the period in which such costs occur.

We apply the practical expedient as per ASC 606-10-50-14 and does not disclose information related to remaining performance obligations due to their original expected terms being one year or less.

We expense sales commissions on our connected fitness products when incurred because the amortization period would have been less than one year. These costs are recorded in Sales and marketing in our consolidated statements of operations and comprehensive loss.

Connected Fitness Products

Connected Fitness Products include our portfolio of connected fitness products and related accessories, delivery and installation services, and extended warranty agreements. We recognize Connected Fitness Product revenue net of sales returns and discounts when the product has been delivered to the customer, except for extended warranty revenue which is recognized over the warranty period. We allow customers to return products within 30 days of purchase, as stated in our return policy.

We record fees paid to third-party financing partners in connection with our consumer financing program as a reduction of revenue, as we consider such costs to be a customer sales incentive. We record payment processing fees for our credit card sales for connected fitness products within Sales and marketing in our consolidated statements of operations and comprehensive loss.

Membership

Our memberships provide unlimited access to content in our library of on-demand fitness classes. Our memberships are offered on a month-to-month basis.

Amounts paid for membership fees are included within customer deposits and deferred revenue on our consolidated balance sheets and recognized ratably over the membership term. We record payment processing fees for our monthly membership charges within cost of revenue in our consolidated statements of operations and comprehensive loss.

Redeemable Convertible Preferred Stock

We have classified redeemable convertible preferred stock (“Preferred Stock”) as temporary equity in the accompanying consolidated balance sheets and excluded from stockholders’ deficit as the potential redemption of such stock is outside of our control and would require the redemption of the then-outstanding convertible preferred stock. The convertible preferred stock is not redeemable except for in the event of a liquidation, dissolution, or winding up of the Company (see Note 15). Costs incurred in connection with the issuance of convertible preferred stock, as well as the recognition of the preferred stock tranche liability, are recorded as a reduction of gross proceeds from issuance. We do not accrete the carrying values of the preferred stock to the redemption values since the occurrence of these events were not considered probable as of December 31, 2021 and 2020. Subsequent adjustments of the carrying values to the ultimate redemption values will be made only when it becomes probable that these events will occur.

Stock-Based Compensation

In December 2020, the Board of Directors adopted the 2020 Equity Incentive Plan (the “2020 Plan”). Stock-based awards are measured at the grant date based on the fair value of the award and are recognized as expense, net of actual forfeitures, on a straight-line basis over the requisite service period, which is generally the vesting period of the respective award. We estimate the fair value of stock options using the Black-Scholes option pricing model. The determination of the grant date fair value of stock awards issued is affected by a number of variables, including the fair value of our common stock, the expected common stock price volatility over the expected life of the awards, the expected term of the stock option, risk-free interest rates, and the expected dividend yield of our common stock. We derive our volatility from the average historical stock volatilities of several peer public companies over a period equivalent to the expected term of the awards. We estimate the expected term based on the simplified method for employee stock options considered to be “plain vanilla” options, as our historical share option exercise experience does not provide a reasonable basis upon which to estimate the expected term. The risk-free interest rate is based on the United States Treasury yield curve in effect at the time of grant. Expected dividend yield is 0.0% as we have not paid and does not currently anticipate paying dividends on our common stock.

Stock-based compensation expense is classified in the accompanying consolidated statement of operations in the same manner in which the award recipient’s payroll costs are classified or in which the award recipients service payments are classified.

Income Taxes

We utilize the asset and liability method for computing our income tax provision. Deferred tax assets and liabilities reflect the expected future consequences of temporary differences between the financial reporting and tax bases of assets and liabilities as well as operating loss, capital loss, and tax credit carryforwards, using enacted tax rates. Management makes estimates, assumptions, and judgments to determine our provision for income taxes, deferred tax assets and liabilities, and any valuation allowance recorded against deferred tax assets. We assess the likelihood that our deferred tax assets will be recovered from future taxable income and, to the extent we believe that recovery is not likely, we establish a valuation allowance.

We recognize the tax benefit from an uncertain tax position only if it is more likely than not the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement. Interest and penalties related to unrecognized tax benefits, which to date have not been material, are recognized within provision for income taxes.

Common Stock Valuations

Historically, for all periods prior to this offering, as there has been no public market for our common stock to date, the estimated fair value of our common stock has been determined by our board of directors, with input from management, as of the date of each award grant, considering our most recently available independent third-party valuations of common stock and any additional objective and subjective factors that we believed were relevant and which may have changed from the date of the most recent valuation through the date of each award grant. The independent third-party valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. We determined that based on our stage of development and other relevant factors, it was most appropriate to prepare our common stock valuations using the option-pricing method, or OPM, which used a market approach to estimate our enterprise value. The OPM treats common stock and preferred stock as call options on the total equity value of a company, with exercise prices based on the value thresholds at which the allocation among the various holders of a company’s securities changes. Under this method, the common stock has value only if the funds available for distribution to stockholders exceeded the value of the preferred stock liquidation preferences at the time of the liquidity event, such as a strategic sale or a merger. A discount for lack of marketability of the common stock is then applied to arrive at an indication of value for the common stock.

The assumptions underlying these valuations were highly complex and subjective and represented management’s best estimates, which involved inherent uncertainties and the application of management’s judgment. As a result, if we had used significantly different assumptions or estimates, the fair value of our common stock and our stock-based compensation expense could be materially different.

Given the absence of a public trading market, our board of directors with input from management considered numerous objective and subjective factors to determine the fair value of common stock. The factors included, but were not limited to:

•	contemporaneous valuations performed by an independent third-party valuation firm;

•	our stage of development and material risks related to our business;

•	the progress of our research and development programs, including the development of Studio Lift;

•	sales of our preferred stock;

•	the rights, preferences and privileges of our preferred stock relative to those of our common stock;

•	lack of marketability of our common and preferred stock as a private company;

•	our operating results and financial performance;

•	the likelihood of achieving a liquidity event, such as an initial public offering or sale of our company, in light of prevailing market conditions;

•	the trends, developments and conditions in the fitness sectors;

•	analysis of initial public offerings and the market performance and stock price volatility of similar public companies in the health and fitness sectors; and

•	the economy in general.

Once a public trading market for our common stock has been established in connection with the completion of this offering, it will no longer be necessary for our board of directors to estimate the fair value of our common stock in connection with our accounting for granted stock options and other such awards we may grant, as the fair value of our common stock will be determined based on the quoted market price of our common stock

Recent Accounting Pronouncements

See Note 2, Summary of Significant Accounting Policies, of the notes to our consolidated financial statements included elsewhere in this prospectus for recently adopted accounting pronouncements and recently issued accounting pronouncements not yet adopted as of the dates of the statement of financial position included in this prospectus.

Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed by, or under the supervision of, a company’s principal executive and principal financial officers, or persons performing similar functions, and effected by a company’s board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles. A material weakness is a significant deficiency, or a combination of significant deficiencies, in internal control over financial reporting such that it is reasonably possible that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

In preparing our financial statements as of and for the years ended December 31, 2021 and December 31, 2020, management identified material weaknesses in our internal control over financial reporting. The material weaknesses we identified related to (1) the lack of a sufficient number of trained professionals with the expertise to design, implement, and execute a formal risk assessment process and formal accounting policies, procedures, and controls over accounting and financial reporting to ensure the timely and accurate recording of financial transactions while maintaining a segregation of duties; and (2) the lack of a sufficient number of trained professionals with the appropriate U.S. GAAP technical expertise to identify, evaluate, and account for complex transactions and review valuation reports prepared by external specialists.

We are planning on implementing measures designed to improve our internal control over financial reporting to remediate these material weaknesses, including formalizing our processes and internal control documentation and strengthening supervisory reviews by our financial management; hiring additional qualified accounting and finance personnel and engaging financial consultants to enable the implementation of internal control over financial reporting and segregating duties amongst accounting and finance personnel. In addition, we are planning on implementing an accounting software system with the design and functionality to segregate incompatible accounting duties, which we currently expect will be fully implemented in our 2023 fiscal year.

While we are implementing these measures, we cannot assure you that these efforts will remediate our material weaknesses and significant deficiencies in a timely manner, or at all, or prevent restatements of our financial statements in the future. In particular, we do not currently expect that our material weakness related to our accounting software will be fully remediated for the fiscal year ended December 31, 2022 as we expect to implement new software in 2023. If we are unable to successfully remediate our material weaknesses, or identify any future significant deficiencies or material weaknesses, the accuracy and timing of our financial reporting may be adversely affected, we may be unable to maintain compliance with securities law requirements regarding timely filing of periodic reports, and the market price of our common stock may decline as a result.

In accordance with the provisions of the JOBS Act, we and our independent registered public accounting firm were not required to, and did not, perform an evaluation of our internal control over financial reporting as of December 31, 2021 nor any period subsequent in accordance with the provisions of the Sarbanes-Oxley Act. Accordingly, we cannot assure you that we have identified all, or that we will not in the future have additional, material weaknesses. Material weaknesses may still exist when we report on the effectiveness of our internal control over financial reporting as required under Section 404 of the Sarbanes-Oxley Act after the completion of this offering.

Emerging Growth Company and Smaller Reporting Company Status

Under Section 107(b) of the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, an “emerging growth company” can delay the adoption of new or revised accounting standards until such time as those standards would apply to private companies. We have elected this exemption to delay adopting new or revised accounting standards until such time as those standards apply to private companies. Where allowable we have early adopted certain standards as described in Note 2 of our consolidated financial statements included elsewhere in this prospectus. As a result, our consolidated financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates. We will continue to remain an “emerging growth company” until the earliest of the following: (i) the last day of the fiscal year following the fifth anniversary of the date of the completion of this offering; (ii) the last day of the fiscal year in which our total annual gross revenue is equal to or more than $1.235 billion; (iii) the date on which we have issued more than $1 billion in nonconvertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the SEC. We are also a “smaller reporting company,” meaning that the market value of our stock held by non-affiliates plus the proposed aggregate amount of gross proceeds to us as a result of this offering is less than $700.0 million and our annual revenue is less than $100.0 million during the most recently completed fiscal year. We may continue to be a smaller reporting company after this offering if either (i) the market value of our stock held by non-affiliates is less than $250.0 million or (ii) our annual revenue is less than $100.0 million during the most recently completed fiscal year and the market value of our stock held by non-affiliates is less than $700.0 million.

If we are a smaller reporting company at the time we cease to be an emerging growth company, we may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. Specifically, as a smaller reporting company we may choose to present only the two most recent fiscal years of audited financial statements in our Annual Report on Form 10-K and, similar to emerging growth companies, smaller reporting companies have reduced disclosure obligations regarding executive compensation.

BUSINESS

Our Purpose

Our mission is to reinvent how we take care of ourselves through the power of coaching, and to usher in a new era of health, happiness, and longevity.

We believe the most important commitment we make in our lifetime is the commitment we make to our health and wellbeing.

We believe one of the best ways to protect, improve and even transform your health is to work with an expert who knows what you need and can coach you human-to-human, 1:1, to help you reach your goals.

While technology cannot replace a real coach, we believe technology can make connecting with expert coaches more effective, convenient, and accessible than ever before.

Our goal is to create a holistic platform designed to connect people with coaches in all areas of fitness and wellness, including personal training and specialized sport instruction, nutrition, sleep, mindfulness, and physical therapy.

Who We Are

We are Forme, a digital fitness service that combines premium connected fitness hardware products with expert personal training and coaching (from real humans) to deliver an immersive experience and better outcomes for both consumers and trainers. Our health coaching services encompass guidance and coaching on fitness training, nutrition, recovery, sleep, and other health and lifestyle categories. Our health coaching services are delivered primarily by our team of more than 50 trainers, as of September 30, 2022. All of our trainers can deliver personal training and 34 of whom can also deliver health coaching in other areas of wellness. We believe we are the pioneer brand in the emerging sector of virtual health coaching and that our products and services are accelerating a powerful shift towards outcome-driven fitness solutions.

We offer two connected fitness hardware products, the Forme Studio (fitness mirror) and the Forme Studio Lift (fitness mirror and cable-based digital resistance), currently priced at $2,495 and $4,990, respectively. Both products are designed to provide a more integrated and immersive experience than similar connected fitness products currently on the market. The Forme Studio is our base product and features a 43-inch 4K ultra high definition (“UHD”) touchscreen display, which is among the largest and highest definition screens in the connected fitness equipment market, and two front-facing 12 megapixel (“MP”), wide angle cameras designed to facilitate seamless live interaction with a trainer. The Forme Studio Lift also features two cable-based resistance arms that can provide up to 100 pounds of resistance per arm. Our products ship with a set of premium accessories that are included with purchase. We also offer add-on accessories, including our barre, a unique accessory that attaches to the Forme Studio or Forme Studio Lift and enables members to incorporate a wooden ballet barre into their barre routines. Sales of our connected fitness hardware products have accounted for the substantial portion of our revenue to date.

In addition to our connected fitness hardware products, we offer expert personal training and health coaching in different formats and price points so that our members can customize their training plans according to their unique needs. Personal training currently comprises the majority of our health coaching services.

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Video On-Demand (“VOD” or “On-Demand”): All members who purchase the Forme Studio and Forme Studio Lift are able to access our VOD content library by creating a Forme account and signing up for our monthly membership at a cost of $49 per month. Our VOD content library includes hundreds of On-Demand classes featuring what we believe to be the top fitness instructors in the Los Angeles area. Upon joining the Forme platform, each member is matched with a Fitness Concierge who works to understand specific needs and goals and then curates weekly fitness plans, comprised of On-Demand classes from our VOD content library, that are designed to create a sense of accountability, structure, and motivation for the member. Members may cancel their monthly membership at any time, during which they would no longer have access to any of our VOD content or our health coaching services.

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Asynchronous Coaching: For members who desire additional personalization, we are planning to launch a new service called Asynchronous Coaching as an upgrade to the VOD membership. This service will also be charged on a monthly membership basis and includes full access to the VOD content library. Through Asynchronous Coaching, members will be able to work closely with one of our expert trainers who will deliver custom, guided programs that are specifically tailored to the members’ health goals in a range of areas, including movement, fitness, nutrition, recovery, and mindfulness. These programs can include a mixture of On-Demand classes and completely custom workouts, designed by the coach, with demonstration videos that the member can follow on the Forme Studio, Forme Studio Lift, or on the Forme iOS app (the “Forme Studio app”) at a time that is convenient for them. Additionally, we anticipate our Asynchronous Coaching service will include live, regular check-ins on progress and two-way messaging through the Forme Studio app, enabling members to keep in regular contact with their trainer to review progress and celebrate successes. We currently expect to launch our Asynchronous Coaching service in the fourth quarter of 2022 with an initial monthly membership fee to be determined. There can be no assurance that we can launch this service in a timely manner or that it will be successful.

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Live 1:1 personal training: Our highest touch coaching offering is Live 1:1 personal training, which introduces live training sessions currently ranging from $100-$130 per 60-minute session depending on the needs of the member and the experience level of the personal trainer. Our Live 1:1 personal training services are offered as an add-on to our memberships. Members who opt into Live 1:1 complete an onboarding process and are matched with one of our expert trainers based on the member’s preferences and criteria. Once matched, the trainer takes the member through a fitness assessment during the first session then builds a personalized program for the member based on specific needs and goals. Through our internally developed Live 1:1 software platform we strive to deliver a consistent and high quality user experience for both the member and the trainer that includes value added features like on-screen biometrics (e.g., heart rate and calories burned), an adjustable field of view for the trainer and other on-screen UI elements to provide context and motivation during a session. Coaches training members on the Studio Lift have the ability to adjust resistance for their members during a workout, providing an added level of personalization and service for the member. We may in the future offer Live 1:1 personal training on a monthly membership basis (which we anticipate would also include the VOD membership and Asynchronous Coaching), in addition, and as an alternative, to offering it as an add-on service. However, we have not yet made any final determinations regarding this or similar changes to our business model.

Our services are accessible via download or streaming through our connected fitness hardware products or via streaming through our Forme Studio app, which is available through iOS mobile devices and most iOS tablets and computers. We believe the combination of our proprietary software and immersive content combined with our premium connected fitness hardware products and expert coaching network creates a compelling value proposition for our member base and our trainers, and can generate attractive recurring membership revenue.

At the beginning of every member’s journey, they are matched with a Fitness Concierge who works to understand specific needs and goals. Our Fitness Concierge team is currently comprised of personnel with training and expertise in hospitality and membership experience, and with our connected fitness hardware products and health coaching services. In addition to curating weekly fitness plans for members, the Fitness Concierge team assists members from initial onboarding through the entirety of the membership experience, including answering general questions, assisting members with matching and changing trainers depending on a member’s preferences, and addressing other member questions and concerns regarding their fitness goals and experience. Our Fitness Concierge team works with our health trainers to help ensure that each member is maximizing the value of their experience.

What Sets Us Apart

Connected fitness hardware products with services to address a large and growing market

Our product offering is a combination of premium connected fitness hardware products and health coaching services, which we believe significantly differentiates us in our industry. We currently offer two coaching offerings, VOD membership and Live 1:1 personal training, and anticipate launching our Asynchronous Coaching service in the fourth quarter of 2022. We intend to offer these three coaching services at different price points to enable accessibility and provide choice to our members. We believe the addition of premium connected fitness hardware products, including the Forme Studio (fitness mirror) and the Forme Studio Lift (fitness mirror with digital weight system), through which members can access our trainers, can drive increased customer lifetime values. Our service can also be accessed through our Forme Studio app, which is available through iOS mobile devices and most iOS tablets and computers, which increases the opportunity for consumer engagement and flexibility. We have designed our product portfolio to be modular and customizable so that our product and service offerings can be tailored to a broad range of fitness goals, budgets, and needs, thereby accessing a larger addressable market. We also view the fact that we in-source development and management of our trainers and the hardware and software through which they reach our members, as a key differentiator that allows us to deliver a high quality and consistent integrated experience across our offerings.

Services offer compelling unit economics

By adding services on top of our connected fitness hardware products, we aim to achieve attractive unit economics relative to others in the smart home gym and connected fitness industry. For example, at a 20%-30% member penetration rate, our health coaching service offerings increase our average revenue per device by three times relative to VOD content-only membership, and increase gross profit per device by nearly two times. We believe our service offerings also reduces our reliance on driving volume through brand awareness and product sales, and positions us to achieve attractive levels of annual recurring revenue and profitability.

(1)	Connected fitness hardware monthly ARPD refers to revenue received from monthly membership to our VOD content library.
(2)	Expected average services ARPD of $450 (range of $150-$800), assumes services penetration rate of 20-30% of member base.

Source: Internal company analysis. See “Market, Industry, and Other Data” for a discussion of the methodology and assumptions underlying internal company estimates.

Premium hardware enables immersive training experiences

Our premium connected fitness hardware products were designed in-house. The Forme Studio and Forme Studio Lift have a 43-inch 4K display, which we believe is currently the largest and highest definition reflective screen in the connected fitness equipment industry, a built-in microphone, and two 12 MP cameras with body detection and tracking technology to enable high quality, two-way video communication between client and trainer and to maximize the field of vision for our trainers such that they can see their clients throughout the live coaching session. The Forme Studio Lift provides digital resistance up to 100 pounds per arm and is able to auto-adjust resistance based on the user’s profile and can be adjusted remotely by the trainer during a live session.

Engaging VOD content from leading instructors

Our VOD content spans several modalities, including strength, recovery, barre, mindfulness and meditation, Pilates, yoga, and other specialty fitness categories. We produce our VOD content both through our highly skilled in-house team and by contracting seasoned content production and creative professionals. Our VOD content features what we believe to be the top fitness instructor talent in the Los Angeles area. Our Fitness

Concierge team curates workout programming from our VOD content library for our members, which provides an enhanced experience for our members, an added sense of accountability, and tailored instruction on how to reach their goals.

Highly qualified trainers who continue to advance their skills and expertise through continuing education

We strive to hire highly experienced trainers in the industry to deliver our services. In 2022, we hired approximately 4% of the 1,500 total applications that we received to be a trainer on our platform. When recruiting our trainers, we seek to ensure that they have a nationally accredited personal training certification (CPT) through industry leading organizations, such as NSCA (National Strength and Conditioning Association), ACSM (The American College of Sports Medicine), ACE (American Council on Exercise), NCSF (National Council on Strength and Fitness), and NASM (National Academy of Sports Medicine). In addition to CPT, as of September 30, 2022, we have 34 trainers on board with additional coaching certifications including Precision Nutrition (PN) certifications for nutritional coaching. Once onboard, our trainers go through a proprietary eight-week training curriculum, taught by our team of seasoned fitness industry professionals, prior to being matched with our members. After onboarding and to help retain top talent as our member base grows, we provide our trainers with ongoing education to ensure continued skill advancement in their careers.

Access to multiple, cost-effective customer acquisition channels

We believe our business model positions us to access multiple, cost-effective customer acquisition channels, which in turn presents a compelling value proposition. Our customer acquisition strategy is based on the belief that our technology can be employed to digitize health coaching in other markets. While direct-to-consumer channels can provide the quickest path to initial growth, we have also invested early in developing channels that we believe may yield more cost-effective customer acquisition rates in the future. For example, we anticipate initiating strategic relationships in sport sectors, and expect to continue our expansion into the corporate wellness sector, which we believe can enable us to scale efficiently and reach new target audiences.

Seasoned leadership team of fitness industry professionals

We have assembled a seasoned leadership team that has experience building industry-leading connected fitness and coaching products. Members of our team have extensive expertise in the connected fitness and general health and wellness industries, including previous tenures at highly recognized names in the industry, such as Equinox, Peloton, and Exos. Our founding team believes deeply that health coaching is key to fitness outcomes, and we believe we have assembled talent with deep experience in both technology and personal training to bring the most advanced virtual health coaching platform to the market.

Our Industry and Opportunity

Industry

We participate in the large and steady growing health and wellness industry. According to the 2021 Global Wellness Institute, total global spending in the wellness industry in 2020 was $4.4 trillion, of which approximately $740 billion was spent on fitness and other categories of wellness, including yoga, barre, and Pilates. Additionally, according to the International Health, Racquet & Sportsclub Association (“IHRSA”), the U.S. gym and health club industry had a total of approximately 64 million gym memberships and generated $35 billion of revenue in 2019, representing compound annual growth rates (“CAGR”) of 4% and 6%, respectively, since 1997, which we believe signals consistent underlying growth in demand for fitness offerings.

Our current product portfolio, which consists of our Forme Studio, Forme Studio Lift, and health coaching services, including our VOD membership, and Live 1:1 personal training, addresses a large consumer base. Leveraging data from the Bureau of Labor Statistics and IHRSA, we estimate that within the U.S. market, approximately 32 million people participate in strength training and over 8 million people participate in personal training services in a given year. Based on information from Fortune Business, we estimate that over $5 billion of fitness equipment was purchased in the United States for in-home use in in 2021. For a discussion of the methodology used in estimating participation rates, see “Market, Industry, and Other Data.”

Opportunity

We view our market opportunity in terms of a total addressable market (“TAM”), which we believe is the market we can reach over the long-term in our current markets with our current and future product and service offerings.

According to our research, we believe our TAM includes nearly 10 million households, representing total potential revenue of $18 billion, all of which is in the United States. Our TAM consists of households in our current market, the United States, that earn an annual income of $100,000 or greater and have one or more fitness participants in the home. We define a “fitness participant” as someone who engages in some form of fitness training at least once per week. The average annual revenue per household is based on our internal estimates of average revenue per device of $1,800/year, which consists of membership and services revenue, assuming a penetration rate of 20-30% of services within our member base. For a discussion of the methodology used in determining our TAM, see “Market, Industry, and Other Data.”

Compelling Industry and Market Trends

The fitness industry has seen steady growth driven by increased participation in health and wellness activities.

We believe changing generational attitudes towards fitness and increased awareness of the connection between exercise and positive health outcomes are contributing to increased participation, as illustrated below. According to IHRSA, health club industry revenue in the United States grew by approximately 6% annually from 1997 through 2019 (prior to the COVID-19 pandemic), and has demonstrated resilience during times of economic recession, as illustrated below. Since 2019 and reflecting the impact of the COVID-19 pandemic, subsequent closures of gyms and health clubs significantly impacted the brick and mortar fitness industry, driving a 57% decrease in overall health club industry revenue from $35 billion in 2019 to $15 billion in 2020, according to IHRSA. Based on data compiled by Piper Sandler, we believe health club revenue has recovered to $28 billion in 2021 as gyms have reopened, but have not returned to pre-COVID levels, signaling a lasting shift toward at-home and virtual fitness offerings.

Source: Bureau of Labor Statistics, Sports and Exercise, May 2017 (left), 2021 IHRSA Global Report, compiled by Piper Sandler based on data from other third-parties, including IBISWorld, Morgan Stanley research, and LEK (2021 revenue) (right)

Consumers are permanently shifting consumption of fitness to digital

In 2020 and 2021, the COVID-19 pandemic significantly impacted the gym and health club industry (see discussion above). During this time, consumers rapidly shifted consumption of brick and mortar fitness offerings to digital offerings. According to Mindbody, a business management platform for the wellness services industry, 80% of consumers accessed livestream fitness content in 2020 as compared to 7% in 2019. At the time, of those consumers, 46% said that they intend to include virtual workouts as a regular part of their routine even now that gyms and studios have reopen. The gym and health club industry began to recover in 2021, with domestic revenue reaching $28 billion. However, revenue has not yet reached pre-COVID levels, according to IHRSA data from 2021, which we believe signals a shift in consumer preferences to virtual offerings.

Strength training is the largest segment within the fitness industry.

Within the broader fitness industry, we believe the strength training category is large and well-positioned for growth. According to the Bureau of Labor Statistics, participation in strength training on an average day is two times larger than biking (outdoor and indoor biking), and 3 to 4 times larger than other cardiovascular equipment (such as treadmills, ellipticals, and other cardio equipment generally). Despite high overall participation rates relative to other forms of exercise, strength training under-indexes with two key demographics – women and adults over 55 – where participation rates are 30% and 19%, respectively. Accordingly, we believe there is a significant opportunity to increase participation among these groups by offering more compelling and more customized strength training equipment options for home use, paired with expert coaching and instruction.

Source: Bureau of Labor Statistics, Sports and Exercise, 2015-2021

The need for health coaching has grown beyond fitness

Traditional offerings in the fitness industry are often “self-serve” in that individuals utilize equipment and gym memberships but often without the guidance of expert health coaching, contributing to low satisfaction and high attrition. According to IHRSA, nearly 50% of new gym members quit within six months of joining a club. Furthermore, the COVID-19 pandemic has driven consumers to focus more on their overall well-being, and turn to physical exercise as a way to improve mental health and increase longevity. We believe health coaching is the most effective way to drive consistency, engagement, and positive outcomes among consumers and is well-aligned to expanding consumer wellness preferences and goals.

Premium offerings attract majority of revenue in the fitness industry

We believe the premium end of the market is the most attractive sector to target with our products and health coaching services, as evidenced by data on consumer behavior and spending habits. For example, in the United States, according to IHRSA, fitness participation tends to be highly correlated with household income, suggesting that increased disposable income is associated with increased time and money spent on fitness, which we believe makes the premium end of the market the most compelling for our products and health coaching services. Further, this dynamic is also reflected in the distribution of consumer spend seen in the gym memberships. According to IHRSA, premium gyms, which are defined as those costing approximately $100 or more per month in membership fees, account for 32% of total gym memberships and generate 73% of overall gym revenue, indicating that most of the spend in the industry is at the premium end.

(1)	IHRSA – membership mix across gym tiers assumed to be constant from 2016-2020

Source: Bureau of Labor Statistics, Sports and Exercise, May 2017 (left), 2020 IHRSA Global Report (right)

Wellness services are gaining share and coaching services are just starting to digitize

In fitness, nearly 70% of spending has historically been weighted toward products rather than services, according to McKinsey. However, wellness services and apps are gaining ground. According to McKinsey, in 2022, approximately 45% of consumers intend to spend more on wellness services or app-based wellness services over the next year, while approximately 25% intend to spend more on fitness products.

Health coaching can often result in optimal fitness outcomes because coaches offer expert guidance, accountability, and motivation, but we believe that these services have historically been inaccessible to many due to cost and lack of convenience. We believe digitization can lower the cost of personal training and health coaching, primarily due to lower distribution costs relative to gyms. Further, digitization can increase peak capacity and utilization for service providers, and increase convenience for clients.

Source: Internal company estimates, Forme pricing for Live 1:1 (left), Internal company research informed by interviews with personal trainers, internal member usage data on most common times to work out by time zone (right)

While the COVID-19 pandemic has accelerated the adoption of digital, on-demand fitness products and services, and while we expect that there may be some short- to medium-term fluctuations in demand if and to the extent the COVID-19 pandemic continues to ease, we believe live virtual health coaching services are still in the early phases of growth and have the potential to continue to grow over the longer-term. We believe the continued digitization of fitness services should contribute to growth of the overall market and benefit market participants that are positioned with digital platforms capable of connecting consumers to expert health coaching services in the United States and globally.

Demand for convenient fitness options

Household trends, work from home, and the rise of mobile technology make it challenging to balance time between family, work, and personal health and wellness, resulting in increasing demand for convenient fitness options. Digitization increases convenience of fitness options for consumers, enabling them to train from home and increasing flexibility to schedule with trainers from different time zones. Trainers are increasingly becoming attracted to digital platforms as well. Digital platforms reduce the time spent on traveling to clients, while value-added tech tools increase efficiency and effectiveness. According to the Personal Trainer Development Center, nearly 83% of trainers plan to offer virtual services compared to 40% of trainers prior to the COVID-19 pandemic.

Growth strategies

Increase uptake of add-on services through compelling member experience

We intend to increase uptake of our add-on memberships and services by providing a compelling member experience focused on introducing our members to the variety of services available on our platform and specifically, the value-added benefits of our coaching and personal training offering. We believe our ability to provide service offerings at a number of price points will serve as a valuable lever for growth by increasing overall service revenues over time.

Reduce the cost of personal training and expand addressable market without sacrificing quality

We are exploring ways to leverage our products, technology, and proprietary trainer education platform to bring the cost of coaching down incrementally, while maintaining an unwavering focus on the quality of the coaching experience we deliver to our members. This strategy is key to our medium- to long-term objectives, as we believe we can expand the addressable market for coaching services by reducing the per session cost and increasing accessibility of expert coaching services through our hardware and mobile experiences.

Build out partnership ecosystem

We plan to continue to build our strategic partner ecosystem with a focus on relationships that enable us to extend our platform to new audiences. We are pursuing opportunities in a number of attractive verticals, including sports, physical therapy and rehabilitation, and telemedicine. We are continuously identifying and evaluating opportunities to apply our coaching know-how in new and innovative ways to expand our reach and impact.

Expand corporate wellness

We intend to continue expanding our recently launched corporate wellness initiative. Historically, corporate wellness programs were generally one-size-fits-all solutions for employees, such as corporate gyms. The rise of the hybrid workforce has made robust corporate wellness both an imperative and a challenge for many companies. We believe our comprehensive product portfolio makes us a better fit for modern corporate wellness programs than many existing alternatives. Our solution enables corporations to provide all of their employees with a coaching service regardless of whether they work from home, in the office, or both. Our multi-pronged service offering also provides a new level of customization that can be adapted to employees at virtually all levels of tenure.

Expand into new geographies

We intend to expand the international reach of our product and service offerings. With more than 180 million people belonging to gyms globally in 2019, according to IHRSA, we believe there is significant opportunity to grow internationally. For example, we are currently evaluating potential international expansion with the United Kingdom and Canada, although we have not yet made any definitive plans regarding such expansion or the potential timing thereof. We plan to pursue disciplined international expansion by targeting countries with high fitness penetration and spend, as well as the presence of boutique fitness, and where we believe Forme’s value proposition will resonate.

Our Compelling Value Proposition

For Members

High-quality trainers – Our trainer recruitment engine was built by seasoned industry veterans from well-known personal training brands. Our hiring criteria is extremely selective, and our interview process consists of multiple rounds and programming reviews. In 2022, we only hired 4% of the trainers who applied for a position with us.

Better match with trainer – We employ a rigorous methodology to match our members with a trainer that is the best fit for their goals. Because of our virtual platform, we can match members across a larger pool of trainers to find the perfect fit without geographical limitations. Our matching algorithm considers factors such as fitness goals, motivation preferences, physical limitations, and more when presenting a match. In addition, our Fitness Concierge team works with members to pair them with a trainer based on the member’s unique needs, preferences, and goals. Members and trainers will then have a virtual “meet and greet” session and a mobility fitness screening, which our trainers use to determine how to achieve each member’s goals in an effective yet safe manner.

More affordable – We believe, based on industry data, that the pricing of our virtual coaching offerings are on average less expensive than a monthly gym membership or the monthly cost of in-person personal training. The average monthly cost of in-person personal training rates at premium gyms is estimated to be $400 per month, according to Lessons.com. We currently expect that our Asynchronous Coaching offering, which will consist of our custom training plans and is expected to provide a full month of customized workouts created by a real personal trainer, will be at a price point at a fraction of the price of personal training. Our monthly VOD membership is currently $49 per month and is less expensive than most monthly gym memberships and monthly spend at boutique fitness classes, according to IHRSA

We offer qualified customers in the United States 12-, 18-, and 36-month, 0% APR financing programs through Affirm, our third-party financing partner. Our financing programs have successfully broadened our base of members by attracting consumers from a wider spectrum of ages and income levels. In 2021, approximately 40% of all Forme Studio or Forme Studio Lift units sold were financed.

More convenient – Our coaching offering can be accessed through multiple platforms and devices so customers can workout at home or on the go. Our VOD content, and when launched, our Asynchronous Coaching, can be accessed at any time, providing members the flexibility to fit workouts into their lifestyle and schedules.

Trainers

More convenient – Our platform provides trainers the opportunity to work from home and eliminate time spent on the road traveling to gyms and clients’ homes. Virtual training also eliminates the inefficiency of “dead times” during the afternoons, when trainers typically do not have clients. Our ability to match trainers across time zones means that coaches can choose to work only in the mornings or in the evenings.

Higher earning potential – Our platform has created new opportunities for trainers to increase their earning potential, driven by increased capacity to take on clients during peak hours. The time saved from commuting can instead be spent with more clients. We believe many trainers also earn more per session with Forme than they typically would in the gym. According to ISSA, on average, gyms take a 40-70% margin on each session, while Forme’s platform take rate is 30% per session.

Continuing education – Trainers on our platform also have the opportunity to continue their development through our proprietary education program. Upon joining, trainers must complete a mandatory eight-week program focused on honing their virtual training skillset. After onboarding, trainers are encouraged to participate in continuing education facilitated by our training team in order to advance their skillset on our platform, which in turn can increase the fees charged for their training services.

Forme Platform Offerings

The Forme platform delivers an immersive and dynamic at-home fitness experience through our VOD content, curated personalized fitness programming, Live 1:1 personal training, and other health coaching services, which are accessible via download or streaming through our connected fitness hardware products and via streaming through the Forme Studio app, which is available through iOS mobile devices and most iOS tablets and computers. Our connected fitness hardware products include the Forme Studio and Forme Studio Lift, as well as accompanying equipment and accessories. The design and technology of the Forme platform enables our members to engage in a virtual yet truly immersive training experience, whether through On-Demand classes or through our Live 1:1 personal training services. Our VOD content library includes a variety of individual classes and multi-week programs spanning a range of modalities, including strength training, meditation, barre, yoga, and recovery, among others. Through our VOD membership, all of our members have access to a Fitness Concierge who can curate weekly personalized fitness programs free of charge to suit each member’s fitness level, needs, preferences, and goals, and help each member maximize the value of their Forme platform experience. In addition to providing a wide range of programs and On-Demand classes through our VOD content library, accessible via download or streaming through our connected fitness hardware products and via streaming through the Forme Studio app, we offer Live 1:1 personal training and health coaching services that enable our members to workout with expert trainers from the convenience of their own homes or devices. All members who purchase the Forme Studio and Forme Studio Lift are able to access our VOD content library by creating a Forme account and signing up for our monthly membership at a cost of $49 per month, and can cancel their membership at any time. We do not currently offer memberships to the Forme platform independent of purchases of our Forme Studio or Forme Studio Lift.

Forme Studio Connected Fitness Hardware Products

Our connected fitness hardware products include the Forme Studio, launched in 2021, the Forme Studio Lift, launched in 2022, and various accessories, including the Forme Barre attachment that can be used with both products. The Forme Studio and Forme Studio Lift were both designed to provide an immersive workout experience delivered through innovative hardware, software, and VOD content.

Our Forme Studio features:

•	a 43” fully mirrored touchscreen to facilitate app-free navigation;

•	4K UHD resolution and a life-size height to provide a virtual, immersive experience;

•	Two front-facing 12 MP full body cameras designed for two-way live interaction, enabling members to work with a live trainer in a virtual setting similar to an in-person experience;

•	Internet wired connectivity and 802.11ac wireless networking, which is IEEE 802.11a/b/g/n/ac compatible;

•	Bluetooth headphone and heart rate monitor syncing ability; and

•	Sound system with microphone and rear-facing speakers.

The Forme Studio ships with the following accessories and equipment:

•	Yoga mat;

•	Heart rate monitor;

•	Microfiber cleaning towel;

•	Camera covers; and

•	Mounting hardware.

Forme Studio Lift includes all the components of the Forme Studio as well as the additional following equipment:

•	Two Forme handles;

•	One rope grip;

•	Two ankle straps;

•	One short bar; and

•	Storage cabinet.

We currently sell our Forme Studio for $2,495 and our Forme Studio Lift for $4,990. We offer qualified customers in the United States 12-, 18-, and 36-month, 0% APR financing programs through Affirm, our third-party financing partner. As of September 30, 2022, we have sold 180 units of our Forme Studio and 151 units of our Forme Studio Lift.

Fitness Content, Instruction, and Personal Training and Health Coaching Services

The Forme platform delivers an immersive at-home fitness experience through accessing VOD content, Live 1:1 personal training, and other health coaching services. The design and technology of the Forme platform enables our members to engage in a virtual yet truly immersive training experience, whether through On-Demand classes or through our Live 1:1 personal training services. Our VOD content library and instruction and health coaching services are accessible via download or streaming through our connected fitness hardware products, as well as via streaming through the Forme Studio app, and are offered at difference price points depending on format and, in the case of our Live 1:1 personal training services, depending on the needs of the member and the experience level of the personal trainer.

Fitness Content and Instruction

Our VOD content spans strength, recovery, barre, mind, Pilates, yoga, and other specialty categories. We produce our VOD content both through our highly skilled in-house team and by contracting seasoned content production and creative professionals, and we feature what we believe to be the top fitness instructor talent in the Los Angeles area. In addition, we intend to develop localized content for international regions in the future, such as Canada and the United Kingdom. Our team of qualified and experienced health coaching professionals curate workout programming for our members giving those members an enhanced experience, an added sense of accountability, and instruction on how to reach their goals.

Our systems allow us to collect anonymized performance data to understand how our members are engaging with the platform in order to optimize our content development around fitness disciplines, class type, length, music, and other factors. We have developed a diverse collection of fitness and wellness programs and On-Demand classes across a range of fitness disciplines, class types and lengths, fitness preferences, trends, and difficulty levels. Members can easily access our content through our touchscreen interface which features intuitive filtering and search capabilities. In 2021, our content production team developed hundreds of original On-Demand classes, across eight fitness and wellness disciplines.

Personal Training and Health Coaching

Our expert team of more than 50 trainers provide personal training and health coaching services to our members. Our trainers are highly experienced, undergo a thorough interview process, and are required to complete comprehensive internal education and development programing as well as continuing education once they are on our platform. Specifically, upon joining, trainers must complete a mandatory eight-week program focused on honing their virtual training skillset. While we have not historically conducted background checks on our personnel, we intend to implement additional background screening procedures. After onboarding, trainers can participate in continuing education facilitated by our training team to advance their skillset on our platform. Our Fitness Concierge service works with members to pair them with a trainer based on the member’s unique needs, preferences, and goals. Members and trainers will then have a virtual “meet and greet” session and a mobility fitness screening, which our trainers use to determine how to achieve each member’s goals in an effective yet safe manner. Trainers often provide services to their clients through a combination of live sessions, custom workout programming, and curated fitness programs comprised of On-Demand classes from our VOD content library. Our Live 1:1 personal training service also provides members flexible scheduling with monthly rollover for unused sessions, customized workouts, and expert coaching in holistic areas such as movement, fitness, nutrition, recovery, and mindfulness. Members are also able to train with trainers certified in specialized areas such as pre- and post-natal workouts, post-surgical rehabilitation, and sports-specific performance.

Forme Platform Membership

Access to our VOD content library and health coaching services on the Forme platform, whether via download or streaming through our connected fitness hardware products or via streaming through the Forme Studio app, is available by signing up as a member. All members who purchase the Forme Studio and Forme Studio Lift are able to access our VOD content library by creating a Forme account and signing up for our monthly membership. We do not currently offer memberships to the Forme platform independent of purchases of our Forme Studio or Forme Studio Lift. Our memberships are charged on a month-to-month basis, allow for multiple household users, and provide unlimited access to our VOD content library. A monthly membership also includes streaming access to our VOD content library through our Forme Studio app, which is available through iOS mobile devices and most iOS tablets and computers. Our memberships allow up to six members of a household to access our VOD content library. On average, we had 1.6 unique profiles per membership as of September 30, 2022. Our On-Demand membership is currently offered on a $49 per month membership fee and our Live 1:1 personal training service is currently offered as an add-on service with sessions currently ranging from $70-$130 per 60-minute session, depending on the needs of the member and the experience level of the personal trainer. Our Live 1:1 personal training services have a personal trainer satisfaction guarantee and are billed monthly and cancelable at any time.

Forme Studio App

We currently offer our Forme Studio app as a companion mobile app to our connected fitness offering, and it is currently only available for members who have purchased a Forme Studio or Forme Studio Lift. The Forme Studio app currently includes full access to our VOD content library, as well as our coaching offerings. We define a Forme Studio app member as an individual or household that has a paid Forme Studio membership with a successful credit card billing of at least three months. In September 2022, 5% of our VOD content usage was consumed via the Forme Studio app. As of September 30, 2022, with nearly 11 million households in our current and announced markets within our target demographic according to our TAM estimates (see “Our Industry and Opportunity”), we believe there is an opportunity for us to launch our Forme Studio app as a standalone offering to grow our member base over time.

Strategic Relationships

A key component of our strategy is to establish and expand strategic partnerships within the fitness and wellness industry to help accelerate expansion of our business and build our brand recognition. To date, we focused on building strategic relationships in the fitness space, primarily through content collaborations.

We have developed, and intend to continue to develop and expand, collaborations with companies across the hospitality, fashion, sports, and design industries. Our current and potential partners include international hotel chains, celebrity trainers, interior designers, celebrity stylists and boutique fitness clubs. These strategic relationships tend to be focused on generating awareness of our brand by accessing audiences and followings and educating them regarding our products and services.

Product Design and Technology Development

We view our product design and technology as a competitive advantage and devote substantial resources to the design, research and development of new products and features to complement and improve upon our platform. We believe that our future success depends on our ability to both improve our existing products and to develop new products for both existing and new markets. We design our own connected fitness hardware products. We invest substantial resources in research and development to enhance our platform, develop new products and features, and improve our platform infrastructure. We believe our content delivery and interactive software platform are critical to our member experience. We plan to continue to commit significant resources to technology and product design, innovation, and development.

Our product design, engineering, and research and development organization consists of strong engineering, product, and design teams which collaborate across software, firmware, hardware, quality assurance, program management, product design and product management. Our teams are comprised of individuals with a diverse set of skills and industry experience, including expertise in complex mechanical and electrical/firmware design (with motor systems), scalable distributed systems, video and audio machine learning, artificial intelligence, and user-centric application engineering. Our engineering, product, and design teams work together to bring our products to fruition, from conception and validation to implementation. We improve our existing products through frequent software updates, which are downloaded automatically approximately every month, to deploy new and innovative interactive features. We generally provide a 12-month limited warranty for the Forme Studio and Forme Studio Lift. See “Risk Factors – Risks Related to Our Business – We may be subject to warranty claims that could result in significant direct or indirect costs, or we could experience greater returns than expected, either of which could have an adverse effect on our business, financial condition, and results of operations.” We are committed to leveraging data to continuously improve our member experience by studying and understanding points of interaction and how our members use our software features. As of September 30, 2022, we had 56 employees across our engineering functions, including 11 employees in our product design and product management functions. Our engineering and product teams are located in the United States.

Video streaming and storage are provided by third-party cloud providers. By leveraging these third parties, we are able to focus our resources on enhancing our products and developing new software features. In addition, our technology platform is designed with redundancy and high utilization capacity in order to minimize member service disruption.

Sales and Marketing and Member Support

Our goal is to increase brand awareness and purchase intent for our products and services. We market our products through various paid channels including Facebook and Google, as well as through unpaid channels driven by referrals and public relations initiatives. We use a combination of brand and product-specific performance marketing to build brand awareness and generate sales of our products and services. Our marketing strategies have focused on product education and broadening our demographic reach. Our target demographic segments include members making greater than $100,000 in annual household income.

We promote our products and brand through various means, including digital marketing and online advertising, press releases, contributed articles, speaking opportunities, trade events, customer events, public relations, and industry analyst relations. We believe video has been the most effective medium to communicate the features of our offering. We primarily market through advertisements on social media to reach our target audience, focusing on incremental return on investment. Our direct-to-consumer model allows us to conduct frequent tests in our sales channels, including testing our brand creative and messages, allowing us to further optimize marketing spend. We also selectively test alternative marketing channels, such as podcasts, connected TV, and direct mailing.

Direct to Consumer, Multi-Channel Sales Model

We sell our products directly to customers through a multi-channel sales platform that includes e-commerce, inside sales, and retail locations and showrooms. Our sales associates use customer relationship management tools to deliver a personalized and educational purchase experience.

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E-Commerce and Inside Sales: Our desktop- and mobile-compatible website provides an elevated brand experience where visitors can learn about our products and services and access product reviews. Our inside sales team engages with customers by phone, email, and online chat on our websites, and offers one-on-one sales consultations seven days a week.

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Retail and Showrooms: As of September 30, 2022, we operated a retail location in Los Angeles, California, and a showroom in both New York, New York and Miami, Florida. Customers can experience and try our products or view interactive product demonstrations at our retail location. Our New York showroom is by appointment only for select potential customers and allows such potential customers to do a trial class or workout. We currently also rent space on a month-to-month basis in a multi-brand store in Miami, Florida where customers can view and purchase our products.

•

Commercial: We believe that the commercial and corporate wellness markets are important to driving trial and brand awareness. For example, we believe providing access to our platform through hospitality or workplace locations helps keep our members engaged during travel or at work, creating further member engagement, loyalty, and convenience. We believe the commercial channel provides us with a valuable opportunity to introduce our product to wider audiences and allow for physical, on-product experiences outside of a store or showroom.

Member Support Services

Our member support team encompasses our member engagement staff, our field operations team, and our Fitness Concierge team focuses on retention and customer satisfaction. Our member engagement staff identifies, evaluates, and implements new ways to promote engagement with our members and to help members reengage with our platform when activity has lapsed, such as monitoring member activity and reaching out via email in the absence of recent activity generally within the preceding three months. The member engagement staff also collects and responds to member feedback about our products and services. Our field operations team provides support regarding sales, scheduling, delivery, installation, account and billing inquiries, troubleshooting and repair, product education, returns and exchanges, and other member requests. This team primarily works remotely and is distributed across the United States. Our Fitness Concierge team is currently comprised of personnel with training and expertise in hospitality and membership experience, and with our connected fitness hardware products. The Fitness Concierge team assists members from initial onboarding through the entirety of the membership experience, including answering general questions, assisting members with matching and changing personal trainers depending on a member’s preferences, addressing other member questions and concerns regarding their fitness goals and experience, and curating weekly personalized fitness programs free of charge to suit each member’s fitness level, needs, preferences, and goals. Our Fitness Concierge team works with our trainers to help ensure that each member is maximizing the value of their experience. We also utilize additional third-party support services in areas such as web chat messaging and customer relationship management tools, and intend to increasingly do so as we grow in order to efficiently scale.

Manufacturing

We outsource the manufacturing of our products to multiple manufacturing partners located primarily in Taiwan. We believe this outsourced manufacturing approach allows us to focus our resources on the design, development, quality and reliability management, marketing, and sales of our products. In addition, we believe that outsourcing our manufacturing activities provides us with the flexibility needed to respond to new market opportunities, simplifies our operations, reduces risk, and significantly reduces our capital commitments. The components and parts used in our products are sourced either directly by us or on our behalf by our manufacturing partners from a variety of component suppliers. We have strict qualification processes to qualify new suppliers, components, and parts. We have a supply chain team which coordinates the relationships between our manufacturing partners and component suppliers. This team is responsible for cost, quality, and efficiency in the manufacturing processes and for ensuring that timely delivery is made. We regularly audit our existing manufacturing partners, and component suppliers, and evaluate new partners and suppliers, to help ensure that we can scale our manufacturing base as we grow our business.

We do not have long-term supply agreements with most of our third-party manufacturing partners, and we purchase from our primary manufacturers on a purchase order basis. Our product purchase orders outline the delivery terms of our agreement with these manufacturing partners. Our manufacturing partners must follow our product design specifications, quality assurance programs, and manufacturing standards. We have developed preferred relationships with our partners to maintain access to the resources needed to scale seasonally and ensure our manufacturing partners have the requisite experience to produce our Forme Studio System products and accessories. We pay for and own certain equipment specifically required to manufacture our products. We have purchase commitments based on our purchase orders for certain amounts of goods, work-in-progress and components.

We depend on these third parties to supply us with products of a requested quantity in a timely manner that meets our standards for cost and manufacturing quality. If our current third-party manufacturing partners cannot perform as agreed, we may be required to replace those manufacturers. We may be unable to establish any agreements with third-party manufacturing partners or to do so on acceptable terms, in particular with respect to the manufacture and supply of our Forme Studio System equipment. Although we believe that there are potential alternative suppliers, we may incur added costs and delays in identifying and qualifying any such replacement. In order to mitigate against the risks related to a single source of supply, we qualify alternative suppliers and manufacturers when possible, and develop contingency plans for responding to disruptions, including maintaining adequate inventory of any single source components and products. To date, we have not experienced material delays in obtaining any of our components or products.

We subject our third-party manufacturing partners to our standard qualification requirements to meet our quality and reliability standards. At each of our manufacturers’ facilities, we have a quality team that is involved throughout the entire development process. To help ensure consistent quality, we routinely perform product audits on non-core suppliers and staff full-time supplier quality engineers at core product manufacturing sites. We believe our ability to work closely with our third-party partners to optimize the manufacturing and production processes for our products provides us with a meaningful competitive advantage.

In addition to a stringent list of qualification tests that take place prior to releasing our designs to manufacturing, Manufacturing quality testing takes place in two stages: first, before the product leaves Taiwan, and second, at our warehouse facility in the United States, prior to installation at the customer’s location. For example, we conduct in process quality checks at various stages of production and “end of line” final tests which serve as quality controls at the end of the manufacturing line in Taiwan and must be completed before the product can be shipped to us in the United States. Once we receive the product, we again inspect units and validate the product again before installation at the user’s home, giving us a secondary degree of quality assurance before a user engages with the product. We provide various physical and user interface safety features to guide users on how to interact with the product safely and obtain all necessary product qualifications.

The technology embedded in our platform incorporates various components, including semiconductors, which are developed from silicon wafers, the most important raw material used in our products. As a result, our manufacturing processes are subject to risks and trends within the semiconductor industry generally, including wafer foundry manufacturing capacity, wafer prices, and production yields, as well as timely wafer delivery from foundries to our manufacturing partners and regulatory and geopolitical developments in various jurisdictions. If the cost of raw materials increases, or our manufacturing partners experience difficulties in obtaining sufficient components of sufficient quality for incorporation in our products, it could impact our ability to deliver products to our customers in a timely manner and adversely impact our business, financial condition, and results of operations, including our gross margins. For example, future global pandemics similar to the COVID-19 pandemic, may cause manufacturing and supply constraints that affect our products and increased tensions between the United States and its trading partners, particularly China, may negatively impact the supply of certain components incorporated in our products. See “Risk Factors – Risks Related to Suppliers, Manufacturers, and Other Ecosystem Partners.”

Logistics and Fulfillment

We have established a nationwide network of logistics and operations centers, leveraging third-party providers to support our internal logistics resources. We currently work with third-party logistics providers to handle warehousing, shipment and delivery, including middle-mile (warehouse to major city hub) and last mile (major city hub to member’s home) delivery of our connected fitness hardware products, including the Forme Studio and Forme Studio Lift. Our third-party logistics partners also provide white glove installation services of our products. Our in-house logistics and field support teams are responsible for training our third-party logistics providers on how to safely and correctly install our products, coordinating shipment and delivery matters, and communicating with our members throughout the entire pre-installation process. Our in-house team is also equipped to perform installations in all of our markets as needed. Our in-house logistics and field support teams offer product education, assistance with account set up, and tips and recommendations for product care. We currently expect to continue to outsource our shipment, delivery, and installation services. We do not have any minimum or long-term binding commitments with our third-party logistics providers and are generally billed upon shipment of the freight. We believe alternative third-party logistics services would be available if needed. As we grow our logistics network, we believe we will be able to efficiently service products and deploy and install replacement parts for our members.

We intend to increase our logistics and field support coverage in locations we identify as cost-effective delivery markets throughout the United States and, in the future, in new international regions. To further scale our distribution system and maintain flexibility, we intend to expand our relationships with third-party providers that deliver our products from multiple locations in the United States. Third-party fulfillment partnerships allow us to reduce order fulfillment time, reduce shipping costs, and expand our geographical reach.

Intellectual Property

Our success depends in part upon our ability to obtain and maintain patent and other intellectual property protection with respect to our products and the technology we develop. We rely on a combination of patents, copyrights, trademarks, trade secrets, confidentiality procedures, and contractual commitments, to protect our intellectual property and proprietary know-how.

Patents

As of September 30, 2022, we owned (i) more than 15 issued patents and/or pending applications in the United States and (ii) more than 67 issued patents and more than 10 pending patent applications in foreign jurisdictions. The inventions covered by our patent and patent application portfolio primarily relate to various hardware and software inventions that may or may not be embodied in our current or future products. The issued United States patents are expected to expire between 2036 and 2040. We periodically review our development efforts to assess the existence and patentability of new intellectual property. We expect to continue to file patent applications in the United States and abroad covering technologies and productions considered to be important to our business. We seek to protect proprietary technology related know-how that is not covered by our patent portfolio as trade secrets through contracts and policies to the extent that we believe it to be beneficial and cost-effective.

Trademarks

As of September 30, 2022, we owned (i) two registered trademarks in the United States; (ii) five registered trademarks in various states; and (iii) two trademark grants of protection covering the United Kingdom and European Union via an International Registration. We expect to continue to file trademark applications in the United States and abroad covering trademarks considered to be important to our business.

Trade Secrets and Other Intellectual Property

In addition to patent protection, we also rely on other proprietary rights and contractual obligations, including protection of trade secrets and other proprietary information that is not patentable or that we elect not to patent (for example, where we may not believe patent protection of a specific product or technology is critical to our business strategy at the time). We rely on contractual protections with our customers, suppliers, employees, consultants, and contractors, and we implement security measures designed to protect our intellectual property, including trade secrets. For example, all employees and consultants are generally required to execute confidentiality and invention assignment agreements in connection with their employment and consulting relationships with us, except with respect to content produced pursuant to specific strategic partnerships. However, we cannot guarantee that we have entered into such agreements with every such party, and we may not have adequate remedies in case of a breach of any such agreements.

Monitoring Unauthorized Use of Intellectual Property

Monitoring unauthorized use of our intellectual property is difficult and costly. Despite our efforts to protect our intellectual property, unauthorized parties may still copy, misappropriate, or otherwise obtain and use our software, technology, or other information that we regard as our proprietary intellectual property.

In the ordinary course of our business, we may become party to disputes involving intellectual property rights. Depending on the situation, we may defend our position, seek to negotiate a license or engage in other acceptable resolution that is appropriate to our business. See “Risk Factors – Risks Related to Our Intellectual Property.”

Competition

The fitness industry, including the smart home gym and connected fitness industry, is highly competitive. We face significant competition from multiple industries and exercise verticals, including at-home fitness equipment and content, fitness clubs, in-studio fitness classes, in-person personal training, and health and wellness apps. We expect the competition in our industry to intensify in the future as new and existing competitors introduce new or enhanced products and services that compete with ours.

Our competitors may develop, or have already developed, products, features, content, services, or technologies that are similar to ours or that achieve greater acceptance, may undertake more successful product development efforts, create more compelling employment opportunities, or marketing campaigns, or may adopt more aggressive pricing policies. Our competitors may also develop or acquire, or have already developed or acquired, intellectual property rights that significantly limit or prevent our ability to compete effectively. In addition, our competitors may have significantly greater resources than us, allowing them to identify and capitalize more efficiently upon opportunities in new markets and consumer preferences and trends, quickly transition and adapt their products and services, devote greater resources to marketing and advertising, or be better positioned to withstand substantial price competition. Current and potential competitors have established or may establish financial and strategic relationships between themselves or with our existing or potential customers, manufacturing partners, or other third parties. Any of the foregoing may enable our current and future competitors to better withstand adverse economic or market conditions, such as those caused by the current COVID-19 pandemic.

We believe that we provide a compelling, cutting-edge and engaging service to our customers, which we believe provides us with a competitive advantage versus traditional fitness and wellness products and services, and future entrants. We believe we are competitive with other industry participants principally as a result of the following factors:

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Superior and compelling product offerings: We compete with producers of fitness products and strive to ensure that our platform provides innovative and engaging features, content, technologies, and user-friendly features.

•	Member engagement and support: We compete for customers to subscribe to the platform and to retain them through superior member support and engagement.

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Talent: We compete for talent in technology, media, fitness, design, logistics, music, marketing, finance, legal, and retail. As our platform is highly dependent on technology and software, we require a significant base of engineers to continue innovating.

In addition, other competitive factors in our industry include:

•	total cost;

•	manufacturing efficiency;

•	enhanced products and services;

•	content originality;

•	product quality and safety;

•	competitive pricing policies and practices;

•	product innovation;

•	market vision;

•	sales and marketing strategies;

•	technological advances;

•	and brand awareness and reputation.

We believe we compete favorably among competitors across all of these factors.

Human Capital Resources

General

As of September 30, 2022, we had 108 full-time equivalent employees located in the United States across San Francisco, New York, Los Angeles, and other cities and 13 full-time equivalent employees located in Taiwan across manufacturing and supply chain functions. We consider relations with our employees to be good and have never experienced a work stoppage. None of our employees are either represented by a labor union or subject to a collective bargaining agreement. We also engage fitness instructors and fitness content production personnel on an independent contractor basis. Our utilization of independent contractors fluctuates significantly depending on several factors, including the growth of, and demand for new fitness content by, our member base. For example, from January 1, 2021 through March 31, 2022, we engaged more than 165 independent contractors to produce additional content due to increased demand for On-Demand classes.

Employee Relations

Our core philosophy is that our employees are our most important resource, dedicating their talents, time, and professional reputations to the company. Our success has been built on attracting, motivating, and retaining a talented and driven workforce, particularly on our research and development teams, but also our senior management and support personnel. We have a diverse workforce that represents many cultures and we celebrate our diversity by fostering inclusion across our organization. Diversity is both a priority and strength of our company. Our employee base reflects diversity in backgrounds and experiences and each employee contributes different perspectives, ideas, strengths, and abilities to our business. Our training and development program focuses on a harassment-free workplace and diversity topics, as well as ethics and compliance. We consider our global employee relations to be good.

Our objective is to attract and retain talented and experienced personnel, including personal trainers and fitness instructors, advisors, and consultants. To ensure a varied outreach approach for candidates, our team members often leverage their professional networks, as well as online search tools, specialized recruiting firms, internships and university hires. In order to motivate our team to perform to the best of their abilities and achieve both our short- and long-term objectives, we offer a combination of competitive base salary, time-based equity incentives and discretionary bonuses, which have generally been linked to financial performance that are designed to motivate and reward personnel with annual grants of stock-based incentive compensation awards, some of which vest over a period of four years. We offer competitive benefits tailored to local markets and laws and that are designed to support employee health, welfare and retirement; examples of such benefits include paid time off; remote working/work from home flexibility, 401(k), pension or other retirement plans; basic and voluntary life, disability and supplemental insurance; medical, dental and vision insurance; and flexible spending accounts.

Our compensation structure is intended to align incentives with the success of our company as a whole. This includes our executives, whose incentives are generally the same as the rest of our employees. We believe that this fosters harmony within the company, as all teams are working together towards the same goals. For more details regarding our executive compensation, refer to the section titled “Executive Compensation” elsewhere in this prospectus.

Our ongoing focus on workplace safety and compliance to applicable regulations has enabled us to preserve business continuity while ensuring a safe work environment during the COVID-19 pandemic, including work-from-home arrangements for a substantial portion of our workforce and reduced capacity for those that have returned to the office, adhering to local health authority guidelines. We also comply with applicable laws and regulations regarding workplace safety and are subject to audits by entities such as OSHA in the United States.

We rely on third parties to manufacture our products and require our suppliers to maintain a safe work environment.

Government Regulation

General

We are subject to many varying laws and regulations, including in the United States, the United Kingdom, and the European Union, including those related to privacy, data protection, content regulation, intellectual property, consumer protection, e-commerce, marketing, advertising, messaging, rights of publicity, health and safety, employment and labor, product liability, accessibility, competition, and taxation. These laws often require companies to implement specific information security controls to protect certain types of information, such as personal data, “special categories of personal data” or health data. These laws and regulations are constantly evolving and may be interpreted, applied, created, or amended in a manner that could harm our current or future business and operations. In addition, it is possible that certain governments may seek to block or limit our products and services or otherwise impose other restrictions that may affect the accessibility or usability of any or all of our products and services for an extended period of time or indefinitely. We are currently in the process of implementing compliance programs and processes, including with respect to export regulation, anti-bribery and anti-corruption, privacy, and cybersecurity and expect to implement such programs and processes prior to the completion of this offering. To date, our compliance with these regulations has not had a material impact on our results of operations.

Export Regulation and Anti-Corruption Compliance

Our business activities are also subject to various restrictions under U.S. export control and similar laws and regulations, as well as various economic and trade sanctions administered by the U.S. Treasury Department’s Office of Foreign Assets Control, which prohibit or restrict the provision of products and services to embargoed jurisdictions and sanctioned persons. Further, various countries regulate the import of certain technology and have enacted or could enact laws that could limit our ability to provide customers with our products in those countries.

We are also subject to various domestic and international anti-corruption laws, such as the U.S. Foreign Corrupt Practices Act of 1977, as amended, and the U.K. Bribery Act, as well as other similar anti-bribery and anti-kickback laws and regulations. These laws and regulations generally prohibit companies, their employees, and their intermediaries from directly or indirectly authorizing, offering, providing, and/or accepting improper payments or other benefits for improper purposes. Although we take precautions to prevent violations of these laws, our exposure for violating these laws increases as our international presence expands and as we increase sales and expand operations into new jurisdictions. New legislation or regulations, the application of laws from jurisdictions whose laws do not currently apply to our business, or the application of existing laws and regulations to the fitness industry generally could result in significant additional compliance costs and responsibilities for our business.

Privacy

We are, and could become, subject to a variety of local, state, national and international laws, directives, and regulations that apply to the collection, use, retention, protection, disclosure, transfer, and other processing of personal data in the different jurisdictions, and which sometimes conflict among the various jurisdictions and countries in which we operate. As we expand our business internationally, we expect to become subject to data privacy and security laws in additional jurisdictions. Data privacy laws and regulations, including, but not limited to, the CPRA and the CCPA, as well as the GDPR and its equivalent in the United Kingdom (to which we may become subject if we expand into those jurisdictions), pose increasingly complex compliance challenges, which may increase compliance costs. Any failure to comply with data privacy laws and regulations could result in significant penalties.

The CCPA requires, among other things, that covered companies provide disclosures to California consumers and affords such consumers with certain rights, including the ability to opt out of certain sales of their personal information. The CCPA prohibits discrimination against individuals who exercise their privacy rights and provides for civil penalties for violations, as well as a private right of action in certain circumstances. Additionally, the CPRA, which will become effective in most material respects starting on January 1, 2023, further expands the CCPA with additional compliance requirements that may impact our business and establishes a regulatory agency dedicated to enforcing the CCPA and CPRA. In addition, we may be subject to other new data privacy laws, such as the Virginia Consumer Data Protection Act, the Colorado Privacy Act, the Connecticut Data Privacy Act and the Utah Consumer Privacy Act in the United States (all of which go into effect in 2023) as well as the European Union Regulation on Privacy and Electronic Communications (or ePrivacy Regulation). Further, in the United States, emerging state data privacy laws may encourage other states and the federal government to pass comparable legislation, introducing the possibility of greater penalties and more rigorous compliance requirements.

The GDPR regulates the collection, control, sharing, disclosure, use, and other processing of data that can directly or indirectly identify a living individual that is a resident of the European Union and imposes stringent data protection requirements with significant penalties and the risk of civil litigation, for noncompliance. Moreover, following the UK’s exit from the European Union, the GDPR was transposed into the UK GDPR. However, a risk of divergent parallel regimes (and related uncertainty) exist. We cannot predict how the GDPR, the UK GDPR, or other UK or international data protection laws or regulations may develop or impact our business if and when we become subject to such laws and regulations, nor can we predict the effects of divergent laws and related guidance.

We strive to comply with all applicable laws and regulations relating to privacy, data security, and data protection. However, governments are continuing to focus on privacy and data security, and it is possible that new privacy or data security laws will be passed, or existing laws will be amended in a way that is material to our business. Any significant change to applicable laws, regulations, or industry practices could cause us to incur substantial costs or require us to change our business practices and compliance procedures in a manner adverse to our business. Any inability to adequately address data privacy or data protection, or other information security-related concerns, even if unfounded, or to successfully negotiate privacy, data protection or information security-related contractual terms with customers, or to comply with applicable laws, regulations and policies relating to privacy, data protection and information security, could result in additional cost and liability to us, harm our reputation and brand, and could negatively impact our business, financial condition, and results of operations.

Product Safety

We are or may become subject to a variety of laws and regulations in the United States and abroad regarding the safety of our products. These laws and regulations are continuously evolving and developing. In particular, fitness equipment sold for home use is regulated in the United States by the Consumer Product Safety Commission. Safety-related information that we learn about our products from any source may trigger federal reporting obligations that could lead to product safety investigations, corrective actions, enforcement actions, and civil or criminal penalties. To protect the health and safety of our users and mitigate these risks, we obtain relevant safety testing on our products and maintain all necessary product qualifications.

Cybersecurity

We are in the process of designing and implementing a security program consisting of policies, procedures, and technology intended to maintain the security and integrity of our information, systems and networks. Among other things, the program includes controls designed to limit access to systems, networks, and data, prevent unauthorized access or modification, and monitor for threats.

Environmental, Health, and Safety

We and our third-party manufacturers and suppliers are, and could become, subject to a wide range of international, federal, state, provincial, and local governmental regulations directed at preventing or mitigating environmental harm, as well as to the storage, discharge, handling, generation, disposal and labeling of toxic or other hazardous substances. Although we outsource our manufacturing, the manufacturing of our products by our third-party manufacturers and suppliers require the use of hazardous materials that similarly subject these third parties, and therefore our business, to such environmental laws and regulations. Our failure or the failure of these third parties to comply with these laws or regulations can result in regulatory, civil, or criminal penalties, fines, and legal liabilities, suspension of production, alteration of manufacturing processes, including for our products, reputational damage, and negative impact on our operations or sales of our products and services. Increased compliance costs by our third-party manufacturing partners may also result in increased costs to our business. Our business and operations are also subject to health and safety laws and regulations adopted by government agencies such as OSHA. Although we believe we are in material compliance with applicable law concerning matters relating to health, safety, and the environment, the risk of liability relating to these matters cannot be eliminated completely. To date, we have not incurred significant expenditures relating to environmental compliance nor have we experienced any material issues relating to employee health and safety.

See “Risk Factors – Risks Related to Privacy, Cybersecurity, and Infrastructure” and “Risks Related to Regulatory Matters – Our business is subject to a wide range of laws and regulations, many of which are evolving, and failure to comply with such laws and regulations could harm our business, financial condition, and results of operations” and “– We are subject to environmental, health, and safety laws, which could increase our costs, restrict our operations and require expenditures that could have a material adverse effect on our business, financial condition, and results of operations.”

Facilities

Our corporate headquarters are located in New York, New York, where we hold a lease that expires in 2023. We use these facilities primarily for engineering, sales and marketing, and other general business purposes. We also lease approximately 20,000 square feet in San Francisco, California under a lease that expires in 2022. We use these facilities primarily for engineering, information technology, operations and other general business purposes. We are in the process of moving our San Francisco operations and anticipate entering a lease in November 2022. We also have a small office in Taiwan that is primarily used for supply chain and manufacturing purposes and another small office in London, UK that is used for general business purposes. In addition, we lease space for our retail store in Los Angeles, California, and rent space on a month-to-month basis in a multi-brand store in Miami, Florida where customers can view and purchase our products.

We believe that our existing facilities are sufficient for our current needs. We intend to add new facilities and expand our existing facilities as we continue to add employees and grow our business. We believe that new spaces will be available at reasonable terms in the future in order to meet our needs.

Legal Proceedings

From time to time, we may become involved in additional regulatory investigations or legal proceedings arising in the ordinary course of our business. We are not currently a party to any regulatory investigations or other legal proceedings the outcome of which, if determined adversely to us, would individually or in the aggregate have a material adverse effect on our business, financial condition, and results of operations. The results of any current or future litigation cannot be predicted with certainty, and regardless of the outcome, litigation could have an adverse impact on us because of defense and settlement costs, diversion of management resources, and other factors.

MANAGEMENT

Executive Officers, Directors, and Director Nominees

The following table sets forth information regarding our current directors, executive officer, non-executive and other officers, and director nominees, as of September 30, 2022:

Name	Age	Position
Executive Officers
Trent Ward	41	Co-Founder, Chief Executive Officer, and Director

Non-Executive Officers
Benjamin Bartlett	34	Co-Founder and President
Deepak Mulchandani	50	Chief Technology Officer and Director

Additional Officers
Mike Madigan	45	Senior Director, Finance
Stuart Bryan	46	Senior Director, Accounting

Non-Employee Directors
Miles Davies Richard Perry Aaron Weaver	41 67 41	Director Director Director

Director Nominees
		Director Nominee
		Director Nominee
		Director Nominee
		Director Nominee

(1)	Member of the audit committee.
(2)	Member of the compensation committee.
(3)	Member of the nominating and corporate governance committee.

Executive Officers

Trent Ward is our co-founder and has served as our Chief Executive Officer and as a member of our board of directors since our inception in May 2017. Prior to founding Interactive Strength Inc., Mr. Ward served as an associate, analyst, and portfolio manager at Citadel LLC, a financial services company, from July 2006 to February 2014. From February 2014 to May 2017, Mr. Ward left Citadel LLC to begin investing in start-ups and pursuing various entrepreneurial endeavors, including starting the research and development for the precursor entity to us in October 2015. Mr. Ward holds a Bachelor of Science degree in Economics and a Bachelor of Applied Science degree in Engineering from the University of Pennsylvania. We believe Mr. Ward’s position as one of our founders and as our Chief Executive Officer, and his industry and financial expertise, qualify him to serve on our board of directors.

Non-Executive Officers

Benjamin Bartlett is our co-founder and has served as our President since October 2019. Prior to Interactive Strength Inc., Mr. Bartlett served as a principal and private equity investor at Lincolnshire Management, Inc., a New York City-based investment manager, from March 2013 to October 2019. During his time at Lincolnshire Management, Mr. Bartlett served as a director on several boards, including Holley Performance Products from 2013 to 2018. Mr. Bartlett holds a Bachelor of Arts degree in Economics from Washington and Lee University and a Master of Business Administration degree from Columbia University.

Deepak Mulchandani has served as our Chief Technology Officer and as a member of our board of directors since December 2021. Prior to joining Interactive Strength Inc., Mr. Mulchandani served as the Chief Product

Officer and Executive Vice President of Engineering at Emerge Now Inc. (“Emerge”), a computer and electronic manufacturing company, from January 2020 to December 2021. Prior to joining Emerge, Mr. Mulchandani served as the Senior Vice President of Product Engineering at Peloton Interactive, Inc. (Nasdaq: PTON) from June 2017 to July 2019. Mr. Mulchandani holds a Bachelor of Science degree in Computer Science from Purdue University. We believe Mr. Mulchandani’s extensive background in the technology and product engineering space and his experience in the smart home gym industry qualify him to serve on our board of directors.

Additional Officers

Mike Madigan has served as our Senior Director of Finance since September 2022. Prior to joining Interactive Strength Inc., Mr. Madigan served in various roles at XPO Last Mile, Inc. (“XPO Last Mile”), a third party logistics company, including (i) Senior Director of Financial Planning and Analysis from October 2019 to September 2022, (ii) Senior Vice President of Finance from November 2016 to October 2019, and (iii) Vice President of Finance from 2013 to 2016. Prior to joining XPO Last Mile, Mr. Madigan served as Vice President of Finance at 3PD, Inc. and held various roles at PricewaterhouseCoopers. Mr. Madigan holds a Bachelor of Science degree in Accounting from Le Moyne College.

Stuart Bryan has served as our Senior Director of Accounting since September 2022 and previously served as our Senior Director of Accounting & Finance from May 2022 to September 2022. Prior to joining Interactive Strength Inc., Mr. Bryan served as Senior Finance & Accounting Director at Vertiv Holdings Co. (NYSE: VRT) (“Vertiv”), a global infrastructure company, from March 2018 to May 2022. Prior to joining Vertiv, Mr. Bryan served in various roles at General Motors Company (NYSE: GM) (“GM”), an automobile manufacturing company, including (i) Assistant Finance Director from June 2014 to May 2018, (ii) Controller of a wholly owned subsidiary from May 2010 to June 2014, and (iii) Technical Accountant from October 2007 to May 2010. Prior to joining GM, Mr. Bryan was a Manager at Ernst & Young within the US Capital Markets group in London, England from April 2006 to October 2007, and as an auditor for Deloitte & Touche from January 1999 to April 2006. Mr. Bryan holds a Bachelor of Commerce – Honors degree (Accounting & Auditing) from the University of KwaZulu-Natal and a Bachelor of Commerce – Accounting Science degree from the University of South Africa.

Non-Employee Directors

Miles Davies has served as a member of our board of directors since August 2022. Since February 2021, Mr. Davies has served as a Principal at Apeiron Investments Group Ltd., a venture capital firm (“Apeiron”). Prior to joining Apeiron, Mr. Davies served as a Director at Rothschild & Co., a global investment bank, from October 2005 to January 2021. Mr. Davies has also served on the board of directors of Bionomics Limited (Nasdaq: BNOX) since July 2021. Mr. Davies holds a Master of Arts with Honors in History from the University of Edinburgh. We believe Mr. Davies’s extensive experience in venture capital, the technology sector, and private capital markets qualifies him to serve on our board of directors.

Richard Perry has served as a member of our board of directors since April 2022. Mr. Perry currently also serves on the board of Ultra Padel LLC. Mr. Perry served on the board of Perry Corp. and related entities from September 1988 to December 2021. Mr. Perry holds a Bachelor of Science in Finance from the Wharton School at University of Pennsylvania and a Master of Business Administration from the Stern School of Business at New York University. We believe Mr. Perry’s financial and venture capital expertise qualify him to serve on our board of directors.

Aaron Weaver has served as a member of our board of directors since March 2022. Mr. Weaver has served as a Portfolio Manager at Apeiron since May 2020 with a focus on the life sciences and technology sectors. From May 2019 to May 2020, Mr. Weaver served as legal counsel and in a lead fundraising role at Atai Life Sciences, a pharmaceutical company. From October 2018 to March 2019, Mr. Weaver served as a legal contractor at Lloyds Banking Group, a financial services company. From August 2015 to July 2017, Mr. Weaver was an investment banker at Credit Suisse Group AG in London within the Capital Markets Solutions team, advising on capital structuring and issuances for a full spectrum of corporate issuers from pre-revenue companies to public listed companies. Mr. Weaver was a capital markets solicitor at Allen & Overy LLP (London) from 2007 to 2013. Mr. Weaver currently serves on the boards of Bionomics Limited (Nasdaq: BNOX), MagForce AG, LEAF4Life LLC, Endogena Therapeutics, Inc., and Rejuveron Life Sciences AG. Mr. Weaver holds a Masters in Law from the Queensland University of Technology, a Bachelor of Law from University of Queensland and a Bachelor of Business Management from University of Queensland. Mr. Weaver is a Chartered Financial Analyst and a registered solicitor in the United Kingdom. We believe Mr. Weaver brings extensive business and financial expertise in technology companies to our board of directors.

Director Nominees

                                                      , and                , are each expected to join our board of directors upon the effectiveness of the registration statement of which this prospectus forms a part.

Family Relationships

There are no family relationships among any of our directors, director nominees, or executive officers.

Director Independence

Upon completion of the offering, our board of directors will consist of                members. Our board of directors has determined that                and each of our director nominees will qualify as an independent director under applicable SEC and Nasdaq rules. Specifically, our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning his or her background, employment, and affiliations, our board of directors has determined that                do not have relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under applicable SEC and Nasdaq rules. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our shares by each non-employee director and the transactions described in “Certain Relationships and Related Party Transactions.”

Board Structure

Upon completion of the offering, our directors will be divided into three classes serving staggered three-year terms. Class I, Class II and Class III directors will serve until our annual meetings of stockholders in 2024, 2025, and 2026, respectively. At each annual meeting of stockholders, directors will be appointed to succeed the class of directors whose terms have expired. This classification of our board of directors could have the effect of increasing the length of time necessary to change the composition of a majority of our board of directors. In general, at least two annual meetings of stockholders will be necessary for stockholders to effect a change in a majority of the members of our board of directors. Upon the completion of this offering, our current directors will be divided among the three classes as follows:

•	the Class I directors will be , and their terms will expire at the annual meeting of stockholders to be held in 2024;

•	the Class II directors will be , and their terms will expire at the annual meeting of stockholders to be held in 2025; and

•	the Class III directors will be , and their terms will expire at the annual meeting of stockholders to be held in 2026.

Lead Independent Director

Our board of directors has adopted corporate governance guidelines that provide that the board of directors shall appoint an independent director to serve as our lead independent director for so long as we have a

non-independent Chairperson. Our board of directors has appointed                to serve as our lead independent director. As lead independent director,                will have primary responsibilities to preside over all meetings at which the Chairperson is not present, and serve as a liaison between the Chairperson and the independent directors.

Director Compensation

General

None of the members of our current board of directors received compensation for their service in 2021 or 2022. Upon completion of the offering, directors who are also full-time officers or employees of our company will receive no additional compensation for serving as directors. All non-employee directors will receive compensation in accordance with our non-employee director compensation policy, described below.

Non-Employee Director Compensation Policy

We have not historically paid cash retainers or other compensation with respect to service on our board of directors. We have reimbursed and will continue to reimburse all of our non-employee directors for their reasonable expenses incurred in attending meetings of our board of directors and committees of our board of directors.

We have adopted a non-employee director compensation policy that will become effective upon the effectiveness of the registration statement of which this prospectus forms a part. This policy will provide for the annual grant of stock options under the Interactive Strength Inc. 2022 Stock Incentive Plan (the “2022 Plan”) following the conclusion of each regular annual meeting of our stockholders, commencing with the 2023 annual meeting, to each non-employee director who will continue serving as a member of our board of directors. The annual option award will be with respect to a number of shares of common stock with an aggregate fair market value as determined under the 2022 Plan equal to $120,000 calculated on the date of grant. This number of shares underlying each such award will be equal to $120,000 divided by the estimated Black-Scholes value of such stock options as of the date of grant, rounded down to the nearest whole share. Each annual option award will be granted with an exercise price per share equal to the fair market value on the date of grant and will become fully vested, subject to continued service as a director, on the earliest of the 12-month anniversary of the date of grant, the next annual meeting of stockholders following the date of grant, or the consummation of a change in control (as defined in the 2022 Plan).

If a non-employee director is elected to our board of directors after the 2023 annual meeting and other than at an annual meeting of our stockholders, such non-employee director will receive an award of stock options upon election to our board of directors that is consistent with the foregoing, provided that such grant will be prorated based on the number of calendar days remaining before (i) the next annual meeting of stockholders, if scheduled, or (ii) the date of the first anniversary of the last annual meeting of stockholders, if the next annual meeting is not yet scheduled.

Each non-employee director who first joins the board of directors as a non-employee member after the effectiveness of the registration statement of which this prospectus forms a part will receive a stock option award under the 2022 Plan with an aggregate fair value determined under the 2022 Plan with a grant date fair value as determined under the 2022 Plan equal to $240,000 calculated on the date of grant. The number of shares underlying each such award will be equal to $240,000 divided by the estimated Black-Scholes value of such stock options as of the date of grant, rounded down to the nearest whole share. This option award will be granted with an exercise price per share equal to the fair market value on the date of grant and will vest, subject to continued service as a director, in equal annual installments over three years or, if earlier, the consummation of a change in control (as defined in the 2022 Plan).

The aggregate value of all compensation granted or paid, as applicable, to any non-employee director for service as a non-employee director during any 12-month period, including awards granted and cash fees we pay to such non-employee director, will not exceed $500,000 in total value, and with respect to the 12-month period in which a non-employee director is first appointed or elected to the board of directors, will not exceed $750,000 in total value, in each case calculating the value of any awards based on the grant date fair value of such awards as determined for financial reporting purposes.

Non-Employee Director Share Ownership Policy

Our board of directors expects to adopt a share ownership policy to be effective upon the closing of this offering (the “Share Ownership Policy”) for its non-employee directors to further align the personal interests of such directors with the interests of our stockholders.

Under the Share Ownership Policy, each non-employee director is expected to acquire, and continue to hold during the term of his or her service on our board of directors, ownership of shares of our common stock having a value equal to                times the annual cash retainer paid to our non-employee directors. For this purpose, shares are considered owned by a non-employee director which are directly owned by such director or subject to vested RSUs. Non-employee directors are required to hold                % of the shares acquired through any of our equity incentive plans (net of the number applied to pay applicable taxes) until the Share Ownership Policy is satisfied.

Board Committees

Our board of directors has established an audit committee, a compensation committee, and a nominating and corporate governance committee. Our board of directors has adopted a charter for each of these committees, which complies with the applicable requirements of current Nasdaq rules. We intend to comply with future requirements to the extent they are applicable to us. Following the completion of this offering, copies of the charters for each committee will be available on the investor relations portion of our website.

Audit Committee

Upon effectiveness of the registration statement of which this prospectus forms a part, our audit committee will consist of                .                will be the chairperson of our audit committee. The composition of our audit committee meets the requirements for independence under the current Nasdaq listing standards and SEC rules and regulations. Each member of our audit committee can read and understand fundamental financial statements in accordance with Nasdaq audit committee requirements. In arriving at this determination, our board of directors has examined each audit committee member’s scope of experience and the nature of their prior and/or current employment. In addition, our board of directors has determined that each of                is an “audit committee financial expert” as defined in Item 407(d)(5)(ii) of Regulation S-K promulgated under the Securities Act. This designation does not impose any duties, obligations or liabilities that are greater than are generally imposed on members of our audit committee and our board of directors. Our audit committee will be directly responsible for, among other things:

•	selecting a firm to serve as the independent registered public accounting firm to audit our financial statements and determining its compensation;

•	ensuring the independence of the independent registered public accounting firm;

•	discussing the scope and results of the audit with the independent registered public accounting firm and reviewing, with management and that firm, our interim and year-end operating results;

•	establishing procedures for employees to anonymously submit concerns about questionable accounting or audit matters;

•	considering the adequacy of our internal controls and internal audit function;

•	discussing our major financial risk exposures and the steps we have taken to monitor and control such exposures, including our policies with respect to risk assessment and risk management;

•	reviewing material related party transactions or those that require disclosure; and

•	approving or, as permitted, pre-approving all audit and non-audit services to be performed by the independent registered public accounting firm.

Compensation Committee

Upon effectiveness of the registration statement of which this prospectus forms a part, our compensation committee will consist of                .                will be the chairperson of our compensation committee. Each member of this committee is a non-employee director, as defined by Rule 16b-3 promulgated under the Exchange Act and meets the requirements for independence under the current Nasdaq listing standards and SEC rules and regulations. Our compensation committee will be directly responsible for, among other things:

•	determining and approving, or recommending that our board of directors approve, the compensation of our executive officers;

•	reviewing and approving the terms of any employment agreements, severance arrangements, change in control protections, indemnification agreements and any other material agreements;

•	reviewing and approving performance goals and objectives relevant to the compensation of our executive officers and assessing their performance against these goals and objectives;

•	reviewing and approving the compensation of our non-employee directors;

•	administering our equity incentive plans;

•	overseeing the development and implementation of the company’s human capital management strategies and policies;

•	reviewing and approving, or making recommendations to our board of directors with respect to, incentive compensation and equity plans; and

•	reviewing our overall compensation philosophy.

Nominating and Corporate Governance Committee

Upon effectiveness of the registration statement of which this prospectus forms a part, our nominating and corporate governance committee will consist of                .                will be the chairperson of our nominating and corporate governance committee.                meet the requirements for independence under the current Nasdaq listing standards. Our nominating and corporate governance committee will be directly responsible for, among other things:

•	identifying and recommending candidates for membership on our board of directors;

•	reviewing and recommending our corporate governance guidelines and policies;

•	reviewing and making recommendations to our board of directors regarding the type and amount of compensation to be paid or awarded to our non-employee board members;

•	reviewing proposed waivers of the code of conduct for directors and executive officers;

•	evaluating the independence of directors and director nominees against the requirements for independence under the current Nasdaq listing standards and SEC rules and regulations;

•	overseeing the process of evaluating the performance of our board of directors; and

•	assisting our board of directors on corporate governance matters.

Code of Ethics

In connection with this offering, our board of directors will adopt a code of ethics that applies to all of our employees, officers and directors, including our President and Chief Executive Officer and other executive and senior financial officers. Upon the completion of this offering, the full text of our codes of business conduct and ethics will be posted on the investor relations section of our website. We intend to disclose future amendments to our codes of business conduct and ethics, or any waivers of such code, on our website or in public filings. Information contained on, or that can be accessed through, our website is not incorporated by reference in this prospectus and does not form a part of this prospectus.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee has ever been an executive officer or employee of ours. None of our executive officers currently serve, or has served during the last completed fiscal year, on the compensation committee or board of directors of any other entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Indemnification and Insurance

Our amended and restated certification of incorporation and our amended and restated bylaws to be in effect after this offering will provide that we shall indemnify our directors and officers against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such director or officer, other than such liability (if any) that he or she may incur by reason of his or her own actual fraud or willful default, in connection with the execution or discharge of his or her duties, powers, authorities or discretions as a director or officer of the company.

We have also entered into indemnification agreements with our directors, executive officers, and certain other employees under which we have agreed to indemnify each such person and hold them harmless against expenses, judgments, penalties, fines, and amounts payable under settlement agreements in connection with any threatened, pending or completed action, suit or proceeding to which they have been made a party or in which they became involved by reason of the fact that they are, or were, our director, officer, or employee. Except with respect to expenses to be reimbursed by us in the event that the indemnified person has been successful on the merits or otherwise in defense of the action, suit or proceeding, our obligations under the indemnification agreements are subject to certain customary restrictions and exceptions. The indemnification agreements are governed under Delaware law.

In addition, we maintain standard policies of insurance under which coverage is provided to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act, and to us with respect to payments which may be made by us to such directors and officers pursuant to the above indemnification provision or otherwise as a matter of law.

EXECUTIVE COMPENSATION

As an emerging growth company as defined in the JOBS Act, we are not required to include a Compensation Discussion and Analysis section and have elected to comply with the scaled disclosure requirements applicable to emerging growth companies.

Our named executive officer for the year ended December 31, 2021 was Trent Ward, our Chief Executive Officer, who was our sole executive officer in 2021.

Summary Compensation Table

Name and Principal Position	Year	Salary(1) ($)	Bonus ($)	Option Awards(2) ($)	Nonequity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Trent Ward	2021	232,300	—	81,000	—	—	313,300
Chief Executive Officer

(1)

The amount in this column includes $121,337.56 plus £82,000, which was converted to $110,962.40 using the exchange rate on December 31, 2021 of 1.3532. A portion of Mr. Ward’s salary in 2021 was paid in British pounds as, prior to 2022, Mr. Ward was based part-time in the United States and part-time in the United Kingdom. Mr. Ward is currently based full-time in the United States.

(2)

The amounts in this column represent the aggregate grant-date fair value of awards granted to the named executive officer, computed in accordance with the Financial Accounting Standards Board’s Accounting Standards Codification Topic 718. See Note 16 to our audited consolidated financial statements included elsewhere in this prospectus for a discussion of the assumptions we made in determining the grant-date fair value of our equity awards. Each of the stock option awards granted to Mr. Ward in 2021 was cancelled on August 31, 2022. In connection with the cancellation of these awards, Mr. Ward received two new stock option grants. The first grant, which was fully vested upon grant, was an option to purchase 12,000,000 shares of our common stock. The second grant was also an option to purchase 12,000,000 shares of our common stock, 6,000,000 of which will vest on December 1, 2022, 3,000,000 of which will vest of December 1, 2023, and the remainder of which will vest ratably over the 12-month period between December 1, 2023 and December 1, 2024.

Narrative to Summary Compensation Table

We review compensation annually for all employees, including our executives. In setting executive base salaries and bonuses and granting equity incentive awards, we consider compensation for comparable positions in the market, the historical compensation levels of our executives, individual performance as compared to our expectations and objectives, our desire to motivate our employees to achieve short- and long-term results that are in the best interests of our stockholders, and a long-term commitment to our company. We do not target a specific competitive position or a specific mix of compensation among base salary, bonus or equity incentives.

In evaluating the roles, responsibilities, authority, titles, and functions of our management team, our board of directors has determined that Trent Ward, our co-founder and Chief Executive Officer. was the sole executive officer of the Company in 2021 and continues to serve as our sole executive officer in 2022. We based this determination on an analysis of several factors, including those articulated in the applicable rules and regulations of the SEC. Specifically, since our inception in 2017, Mr. Ward has held, and is expected to continue to hold for the foreseeable future, primary and ultimate responsibility, authority, and operational decision-making functions over the principal operations, business units, and functions of the Company, including all significant policymaking authority. In addition, we believe this determination is appropriate in light of the current size and scope of our business and operations and the relatively early growth stage of the Company, as reflected by the fact we did not commence commercial delivery of our first product until mid-2021 and only recently commenced shipment of our second product in August 2022. We intend to continue to evaluate the roles and responsibilities of our management team as our business and operations evolve, and to reassess the designation and composition of our executive officers as appropriate and in consideration of applicable rules and regulations.

Base Salaries

In 2022, base salary was set at a level that was commensurate with Mr. Ward’s duties and authorities, contributions, prior experience, and sustained performance.

Executive Annual Incentive Plan

We have adopted the Executive Annual Incentive Plan (the “Annual Incentive Plan”) that will become effective upon the effectiveness of the registration statement of which this prospectus forms a part. The Annual Incentive Plan will be administered by the compensation committee. Only key employees designated by the compensation committee as participants are eligible to participate in the Annual Incentive Plan.

During the first quarter of each fiscal year, the compensation committee will establish an individual target award opportunity for employees who participate in the Annual Incentive Plan (including any threshold or maximum award opportunities), the performance goals, the target performance goals (including any threshold or maximum), and the percentage weighting of each performance goal and/or formulas which will be utilized to measure the performance of the participants during the fiscal year.

The amount available to allocate for payment of bonuses under the Annual Incentive Plan in respect of a given fiscal year of the Company (the “Bonus Pool”) will be determined by the compensation committee. During the first quarter of a fiscal year, the compensation committee will establish target funding levels (including any threshold or maximum) for the Bonus Pool. No later than 30 days after the end of each fiscal year, the compensation committee will determine the actual achievement of the performance goals and the overall percentage of achievement based on the achievement of the various performance goals and certify the final Bonus Pool for the year based on the pre-established funding levels and the level of achievement relative to the pre-established performance goals after taking into account any adjustment of the individual target award opportunity (including any threshold or maximum award opportunities), the performance metrics, formulas and the targeted achievement levels (including any threshold or maximum achievement levels) relating to such performance goals and the formulas used in determining the Bonus Pool as deemed necessary or appropriate by the compensation committee in recognition of unusual or nonrecurring events affecting us or our consolidated financial statements or changes in applicable laws, regulations or accounting principles.

Individual bonus payouts are determined by applying the participant’s individual target award opportunity by the overall percentage of achievement of the performance goals, provided that the calculated payment may not exceed the maximum award opportunity (to the extent applicable) and no bonus payment will not be made if the amount calculated falls below any applicable threshold. Bonuses are not guaranteed and are awarded and payable at our compensation committee’s discretion. Bonuses will be payable in cash or shares of our common stock issued under the 2022 Plan, in either case less applicable deductions and tax withholdings. An employee must be employed on the date of payment to earn any bonus under the Annual Incentive Plan.

Either our board of directors or the compensation committee may amend, suspend or terminate the Annual Incentive Plan in writing at any time, for any and no reason.

To the extent permitted by applicable law, any bonus payments under the Annual Incentive Plan will be subject to any clawback or recoupment policies we have in place from time to time.

Equity Incentive Awards

Our equity incentive awards are designed to align our interests with those of our employees, including Mr. Ward.

We have historically granted stock options to our employees, including Mr. Ward, under the 2020 Plan.

Options are granted at a price not less than the fair market value on the date of grant and generally become exercisable within four years after the date of grant, subject to continued service with us. Options generally expire ten years from the date of grant. The 2020 Plan provides for the grant of incentive stock options, which qualify for favorable tax treatment to recipients under Section 422 of the Code and non-qualified stock options. Such awards may be granted to our employees, directors and consultants.

Following the closing of this offering, equity awards will be granted to our employees, including Mr. Ward, under the Interactive Strength, Inc. 2022 Stock Incentive Plan (as described below).

Health and Welfare Benefits and Perquisites

Mr. Ward is eligible to participate in our employee benefit plans, including our medical, dental, vision, life and disability insurance plans, on the same basis as all of our other employees. We do not maintain any executive-specific benefit or perquisite programs.

Retirement Benefits

We sponsor a tax-qualified Section 401(k) plan for our United States employees, including Mr. Ward. Participants may make pre-tax and certain after-tax (Roth) salary deferral contributions to the plan from their eligible earnings up to the statutorily prescribed annual limit under the Code. An employee’s interest in his or her salary deferral contributions is 100% vested when contributed.

We do not provide employees, including Mr. Ward, any other retirement benefits, including but not limited to tax-qualified defined benefit plans, supplemental executive retirement plans or nonqualified defined contribution plans.

Offer Letter with Our Named Executive Officer

Below is a description of the material terms of our offer letter with Trent Ward, our Chief Executive Officer (principal executive officer) and our sole executive. The offer letter provides for at-will employment and sets forth the individual’s base salary and eligibility for employee benefits.

Employment Letter Agreement with Trent Ward

On June 30, 2021, we entered into an employment letter agreement with Mr. Ward to memorialize the terms of his continued employment with us. On October 27, 2022, we entered into a new offer letter with Mr. Ward which replaced and superseded his initial offer letter. The new offer letter provides for an annual base salary of $240,000 for the remainder of the 2022 calendar year and, effective January 1, 2023, an annual base salary of $300,000. The new offer letter also provides that, beginning with the 2024 calendar year, Mr. Ward will have an annual bonus target of 75% of base salary. Lastly, the new offer letter provides that Mr. Ward is eligible to receive severance benefits under our Executive Severance Plan, as described in more detail under “Potential Payments upon Termination or Change in Control.”

Pursuant to Mr. Ward’s June 30, 2021 employment letter agreement, he received three separate stock option grants to purchase 800,000, 1,400,000, and 1,450,000 shares of our common stock, respectively, subject to vesting requirements as described in more detail under “Outstanding Equity Awards at 2021 Year End.” Each of these three stock option grants was cancelled on August 31, 2022.

Proprietary Information and Inventions Assignment Agreement and Agreement to Arbitrate

Mr. Ward, who is based in California, has executed our standard Proprietary Information and Inventions Assignment Agreement for employees based in California, which contains customary restrictions on the disclosure of confidential information and provisions regarding the assignment of intellectual property. Mr. Ward also executed our standard Agreement to Arbitrate for employees based in California, which provides that all employment-related disputes will be subject to arbitration.

Mr. Ward is not subject to restrictions on competition under his respective agreements.

Outstanding Equity Awards at 2021 Year End

The following table presents information regarding outstanding equity awards held by Mr. Ward, our sole named executive officer, as of December 31, 2021. All of the option awards were granted under the 2020 Plan. The terms of the 2020 Plan are described below under “Equity Incentive Plans.” All of the option awards were granted with a per share exercise price equal to the fair market value of one share of our common stock on the date of grant.

			Option Awards
Name	Grant Date		Vesting Commencement Date	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date
Trent Ward	12/30/2021	(1)	6/30/2021	800,000	—	0.15	12/29/2031
	12/30/2021	(2)	6/30/2021	1,400,000	—	0.15	12/29/2031
	12/30/2021	(3)	6/30/2021	1,450,000	—	0.15	12/29/2031

(1)

This option was cancelled on August 31, 2022. Prior to its cancellation, this option was subject to vesting over a 48-month period, with 25% vesting on the first anniversary of the vesting commencement date and the remaining portion vesting in 36 equal monthly installments thereafter. This option was subject to an early exercise provision and was immediately exercisable upon its grant date, but Mr. Ward did not exercise any portion of the option.

(2)

This option was cancelled on August 31, 2022. Prior to its cancellation, this option was subject to vesting upon the Company’s successful completion of one or more bona fide financing transactions subsequent to June 30, 2021 and on or prior to December 31, 2022 (excluding any amounts raised pursuant to that certain Series Seed and Series A Preferred Stock Purchase Agreement dated as of July 22, 2021 by and among the Company and the investors party thereto) in an aggregate amount of at least $70,000,000 and with such funds being raised at a pre-money valuation of at least $200,000,000. This option was subject to an early exercise provision and was immediately exercisable upon its grant date, but Mr. Ward did not exercise any portion of the option.

(3)

This option was cancelled on August 31, 2022. Prior to its cancellation, this option was subject to vesting in accordance with the following schedule: (i) 362,500 shares would vest if our Series C Preferred Stock financing (or any financing before then) was consummated at a Company valuation of at least $1,000,000,000; (ii) 362,500 shares would vest if the Company consummated a Deemed Liquidation Event (as defined in our Amended and Restated Certificate of Incorporation) or an initial public offering in which the holders of Series A redeemable convertible preferred stock were able to liquidate at least 50% of their Series A shares at a price per share based on no less than a Company valuation of $2,000,000,000; and (iii) 725,000 shares would vest if the Company consummated at any time on or prior to June 30, 2026 a bona fide fundraising transaction or a Deemed Liquidation Event or initial public offering in which the Company valuation was at least $3,000,000,000. This option was subject to an early exercise provision and was immediately exercisable upon its grant date, but Mr. Ward did not exercise any portion of the option.

Potential Payments upon Termination or Change in Control

Executive Severance Plan

In October 2022, we adopted an Executive Severance Plan (the “Executive Severance Plan”) applicable to our Chief Executive Officer and certain other key employees that will become effective upon the effectiveness of the registration statement of which this prospectus forms a part. Under the Executive Severance Plan, if a participant’s employment is terminated (i) by the participant with “good reason” (as defined in the Executive Severance Plan), (ii) by us without “cause” (as defined in the Executive Severance Plan) or (iii) due to the named executive officer’s death or the named executive officer becoming “disabled” (as defined in the Executive Severance Plan”), and provided the named executive officer (or his or her estate or representative, as applicable) signs and does not revoke our standard release of claims and complies with all applicable restrictive covenants and contractual obligations, the participant will be entitled to receive:

•

salary continuation payments for 18 months (for our Chief Executive Officer) or 12 months (for participants other than our Chief Executive Officer) (such period, the “Severance Period”) following the participant’s termination of employment; and

•

subsidized continued health insurance coverage under the Consolidated Budget Reconciliation Act of 1985, as amended (“COBRA”), for the participant and his or her eligible dependents during the Severance Period.

If any participant’s employment is terminated (i)(A) by the participant with good reason, (B) by us without cause or (C) due to the participant’s death or the participant becoming disabled, and (ii) such termination occurs within 12 months after a “change in control” (as defined in the Executive Severance Plan), and provided the participant (or his or her estate or representative, as applicable) signs and does not revoke our standard release of claims and complies with all applicable restrictive covenants and contractual obligations, the participant will be entitled to receive:

•

continued payments of an amount equal to the sum of (A) the participant’s then current base salary plus (B) the participant’s then current target annual bonus, in equal installments during the Severance Period;

•	full vesting acceleration with respect to all outstanding equity compensation awards, with post-termination exercisability as specified in the applicable equity award agreement; and

•	subsidized continued health insurance coverage under COBRA for the participant and his or her eligible dependents during the Severance Period.

In addition, in the event any of the payments or benefits provided for under the Executive Severance Plan or otherwise payable to a participant would constitute a “parachute payment” within the meaning of Section 280G of the Code and could be subject to the related excise tax, the participant would be entitled to receive either full payment of such payments and benefits or such lesser amount which would result in no portion of the payments and benefits being subject to the excise tax, whichever results in the greater amount of after-tax benefits to the participant.

The Executive Severance Plan supersedes all prior or contemporaneous agreements or understandings, written or oral, relating to the participants’ entitlement to receive severance pay or benefits from the Company (including, without limitation, the participants’ offer letters). Accordingly, none of the participants is eligible to receive severance payments or benefits under any other plan or agreement with us.

Potential Equity Grants

We currently expect to grant options to purchase shares of our common stock or RSUs under the 2022 Plan to certain of our executive officers and other employees and to non-employee directors who are expected to become members of our board of directors upon the effectiveness of the registration statement of which this prospectus forms a part. We currently anticipate that any such option grants may be approved and granted immediately prior to this offering, that any such RSU grants may be approved immediately prior to this offering and that any such RSU grants will be contingent upon the closing of the offering and effective immediately after the effectiveness of a registration statement on Form S-8 relating to the 2022 Plan. Any RSU or option grants that may be made to directors and executive officers would be subject to approval by the compensation committee or, in the case of director equity grants, issued pursuant to our non-employee director compensation policy approved by the compensation committee and our board of directors. However, we have not made any final determinations as to any future awards or the timing thereof, and there can be no assurance that we will grant any awards in that timeframe, if at all, or as to the number of shares which may be subject to any future equity awards.

Equity Incentive Plans

2020 Equity Incentive Plan

The following is a description of the material terms of our 2020 Equity Incentive Plan (the “2020 Plan”). The summary below does not contain a complete description of all provisions of the 2020 Plan and is qualified in its entirety by reference to the 2020 Plan, a copy of which will be included as an exhibit to this registration statement of which this prospectus forms a part.

General. The 2020 Plan was adopted by our board of directors on December 15, 2020 and subsequently approved by our stockholders.

As of September 30, 2022, 2,886,588 shares of our common stock remained available for future issuance under the 2020 Plan and options to purchase a total of 26,490,532 shares of our common stock were outstanding under the 2020 Plan. The weighted-average exercise price of the options outstanding under the 2020 Plan is $                 per share.

Following the completion of this offering, no additional awards and no additional shares of our common stock will remain available for future issuance under the 2020 Plan. However, the 2020 Plan will continue to govern the terms and conditions of the outstanding awards previously granted thereunder. Shares originally reserved for issuance under the 2020 Plan, but which are not subject to outstanding options on the effective date of the 2022 Plan (as defined below), and shares subject to outstanding options under the 2020 Plan on the effective date of the 2022 Plan that are subsequently forfeited or terminated for any reason before being exercised or becoming vested, not issued because an option is settled in cash, or withheld or reacquired to satisfy the applicable exercise, or a tax withholding obligation will again become available for issuance under our 2022 Plan.

The 2020 Plan provides for the grant of incentive stock options, or ISOs, to employees and the grant of nonstatutory stock options, NSOs, to employees, non-employee directors, advisors, and consultants. The 2020 Plan also provides for the grant of restricted stock awards, restricted stock unit awards, and stock appreciation rights to employees, non-employee directors, advisors and consultants. While we have granted ISOs and NSOs, we have not granted any restricted stock awards, restricted stock unit awards, or stock appreciation rights.

Administration. The 2020 Plan has been administered by our board of directors, and may be amended, suspended, or terminated by our board of directors. To the extent required by applicable law or deemed necessary or advisable by our board of directors, any amendment to the 2020 Plan is subject to stockholder approval.

Authorized Shares. We previously reserved 71,638,237 shares of our common stock for issuance under the 2020 Plan. In the event of a stock split, reverse stock split, stock dividend, recapitalization, subdivision, combination, reclassification of the shares, or other change in our capital structure affecting shares without consideration, the administrator of the 2020 Plan will proportionately adjust (i) the number and class of shares (or other securities) that thereafter may be made the subject of awards, (ii) the number, and class of shares (or other securities or property) subject to any outstanding awards, and/or (iii) the purchase or exercise price of any outstanding awards, in each case to the extent necessary to prevent diminution or enlargement of the level of incentives intended by the 2020 Plan and the then-outstanding awards.

Stock Options. The administrator of the 2020 Plan determines the exercise price for each stock option, provided that the exercise price of an option must equal at least 100% of the fair market value of our common stock subject to the option on the date of grant and the term of an option may not exceed ten years, provided further, that no ISO may be granted to any stockholder holding more than 10% of our voting shares unless the option exercise price is at least 110% of the fair market value of the common stock subject to the option on the date of grant, and the term of the ISO does not exceed five years from the date of grant. No option may be transferred by the option holder other than by will, or by the laws of descent or distribution and, in case of NSOs, to a trust or by gift to a “family member” as that term is defined in Rule 701 of the Securities Act. Each option may be exercised during the option holder’s lifetime solely by the option holder or his or her legal representative. Options granted under the 2020 Plan are early exercisable and generally vest over a 48-month period, with 25% vesting on the first anniversary of the vesting commencement date and the remaining portion vesting in 36 equal monthly installments thereafter. Unless otherwise provided in an applicable award agreement, upon the termination of an option holder’s service as an employee, non-employee director, or consultant due to death or disability (or death within three months after a termination other than for cause) or for any reason other than for cause, such option holder may exercise his or her vested options no later than seven years after the date service terminates. If the option holder’s service is terminated for cause, the shares that are vested under the option will be exercisable only on the option holder’s termination date unless otherwise determined by the administrator. Notwithstanding the foregoing, no option may be exercised after the expiration of its term.

Corporate Transactions. The 2020 Plan provides that, in the event of a merger, consolidation, sale of more than 50% of our voting stock to a third party, or sale of all substantially all of our assets (each, a “Change in Control Event”), the outstanding options will be subject to the agreement evidencing the Change in Control Event which may provide for continuation, assumption, substitution, acceleration, settlement in cash, cash equivalents, or securities of the successor entity, or termination without any consideration of such outstanding options.

2022 Stock Incentive Plan

On                , 2022, our board of directors approved and adopted, subject to stockholder approval, the Interactive Strength, Inc. 2022 Stock Incentive Plan, or the 2022 Plan, and our stockholders approved the 2022 Plan on                , 2022. The 2022 Plan will become effective upon the effectiveness of the registration statement of which this prospectus forms a part. Once the 2022 Plan is effective, no further grants will be made under our 2020 Plan. This summary is not a complete description of all provisions of the 2022 Plan and is qualified in its entirety by reference to the 2022 Plan, which will be filed as an exhibit to the registration statement of which this prospectus is a part.

Stock Awards. The 2022 Plan provides for incentive stock options, or ISOs, non-qualified stock options, or NSOs, restricted share awards, stock unit awards, stock appreciation rights, other stock-based awards, performance-based stock awards, (collectively, “stock awards”) and cash-based awards (stock awards and cash-based awards are collectively referred to as “awards”). ISOs may be granted only to our employees, including officers, and the employees of our parent or subsidiaries. All other awards may be granted to our employees, officers, our non-employee directors, and consultants and the employees and consultants of our subsidiaries and affiliates.

Share Reserve. The aggregate number of shares of our common stock that may be issued pursuant to stock awards under the 2022 Plan will not exceed the sum of (w)                shares (as adjusted for stock splits, stock dividends, combinations, and the like), plus (x) any shares underlying outstanding awards under the 2020 Plan that are subsequently forfeited or terminated for any reason before being exercised or becoming vested, not issued because an award is settled in cash, or withheld or reacquired to satisfy the applicable exercise, or purchase price, or a tax withholding obligation, plus (y) the number of shares which, but for the termination of the 2020 Plan immediately prior to the completion of the offering, were reserved under the 2020 Plan but not at such time issued or subject to outstanding awards under the 2020 Plan, plus (z) an annual increase on the first day of each calendar year, for a period of not more than ten years, beginning on January 1, 2024 and ending on (and including) January 1, 2032, in an amount equal to the lesser of (i) 5% of our outstanding shares on the last day of the immediately preceding calendar year or (ii) such lesser amount (including zero) that the compensation committee (as defined below) determines for purposes of the annual increase for that calendar year.

If restricted shares or shares issued upon the exercise of options are forfeited, then such shares will again become available for awards under the 2022 Plan. If stock units, options, or stock appreciation rights are forfeited or terminate for any reason before being exercised or settled, or an award is settled in cash without the delivery of shares to the holder, then the corresponding shares will again become available for awards under the 2022 Plan. Any shares withheld to satisfy the exercise price or tax withholding obligation pursuant to any award of options or stock appreciation rights will again become available for awards under the 2022 Plan. If stock units or stock appreciation rights are settled, then only the number of shares (if any) actually issued in settlement of such stock units or stock appreciation rights will reduce the number of shares available under the 2022 Plan, and the balance (including any shares withheld to cover taxes) will again become available for awards under the 2022 Plan.

Shares issued under the 2022 Plan will be authorized but unissued shares, treasury shares, or previously issued shares. As of the date hereof, no awards have been granted and no shares of our common stock have been issued under the 2022 Plan.

Incentive Stock Option Limit. The maximum number of shares that may be issued upon the exercise of ISOs under the 2022 Plan is equal to five (5) times the number of shares specified in subpart (w) of the 2022 Plan’s share reserve formula as described above under the heading “—Share Reserve”, plus, to the extent allowable under Section 422 of the Code, any shares of common stock that become available for issuance under the 2022 Plan on account of (i) an award being forfeited before all underlying shares have been issued or settled, or (ii) a portion of the shares underlying an award being withheld to satisfy the exercise price or tax withholding of such award.

Grants to Outside Directors. The sum of (i) the grant date fair value for financial reporting purposes of any awards granted during any calendar year under the 2022 Plan to an outside director as compensation for services as an outside director and (ii) any cash fees paid by us to such outside director during such calendar year for service on our board of directors, may not exceed five hundred thousand dollars ($500,000), or, in the calendar year in which the outside director is first appointed or elect to our board of directors, seven hundred and fifty thousand dollars ($750,000).

Administration. The 2022 Plan will be administered by the compensation committee appointed by our board of directors, or the compensation committee, or by the board of directors acting as the compensation committee. Subject to the limitations set forth in the 2022 Plan, the compensation committee will have the authority to determine, among other things, to whom awards will be granted, the number of shares subject to awards, the term during which an option or stock appreciation right may be exercised and the rate at which the awards may vest or be earned, including any performance criteria to which they may be subject. The compensation committee also will have the authority to determine the consideration and methodology of payment for awards. To the extent permitted by applicable law, the board of directors or compensation committee may also authorize one or more of our officers to designate employees, other than officers under Section 16 of the Exchange Act, to receive awards and/or to determine the number of such awards to be received by such persons subject to a maximum total number of awards.

Repricing; Cancellation and Re-Grant of Stock Awards. The compensation committee will have the authority to modify outstanding awards under the 2022 Plan. Subject to the terms of the 2022 Plan, the compensation committee will have the authority to cancel any outstanding stock award in exchange for new stock awards, including awards having the same or a different exercise price cash, or other consideration, without stockholder approval but with the consent of any adversely affected participant.

Stock Options. A stock option is the right to purchase a certain number of shares of stock, at a certain exercise price, in the future. Under the 2022 Plan, ISOs and NSOs are granted pursuant to stock option agreements adopted by the compensation committee. The compensation committee determines the exercise price for a stock option, within the terms and conditions of the 2022 Plan, provided that the exercise price of a stock option generally cannot be less than 100% of the fair market value of our common stock on the date of grant. Options granted under the 2022 Plan vest at the rate specified by the compensation committee.

Stock options granted under the 2022 Plan generally must be exercised by the optionee before the earlier of the expiration of such option or the expiration of a specified period following the optionee’s termination of employment. The compensation committee determines the term of the stock options up to a maximum of ten years. Each stock option agreement will also set forth the extent to which the option recipient will have the right to exercise the option following the termination of the recipient’s service with us, and the right to exercise the option of any executors or administrators of the award recipient’s estate or any person who has acquired such options directly from the award recipient by bequest or inheritance.

Payment of the exercise price may be made in cash or, if provided for in the stock option agreement evidencing the award, (1) by surrendering, or attesting to the ownership of, shares which have already been owned by the optionee, (2) future services or services rendered to the company or its affiliates prior to the award, (3) by delivery of an irrevocable direction to a securities broker to sell shares and to deliver all or part of the sale proceeds to us in payment of the aggregate exercise price, (4) by delivery of an irrevocable direction to a securities broker or lender to pledge shares and to deliver all or part of the loan proceeds to us in payment of the aggregate exercise price, (5) by a “net exercise” arrangement, (6) by delivering a full-recourse promissory note, or (7) by any other form that is consistent with applicable laws, regulations, and rules.

Tax Limitations on Incentive Stock Options. The aggregate fair market value, determined at the time of grant, of our common stock with respect to ISOs that are exercisable for the first time by an option holder during any calendar year under all of our stock plans may not exceed $100,000. Options or portions thereof that exceed such limit will generally be treated as NSOs. No ISO may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our affiliates unless (1) the option exercise price is at least one 110% of the fair market value of the stock subject to the option on the date of grant, and (2) the term of the ISO does not exceed five years from the date of grant.

Restricted Share Awards. The terms of any awards of restricted shares under the 2022 Plan will be set forth in a restricted share agreement to be entered into between us and the recipient. The compensation committee will determine the terms and conditions of such restricted share agreements, which need not be identical. A restricted share award may be subject to vesting requirements or transfer restrictions or both. Restricted shares may be issued for such consideration as the compensation committee may determine, including cash, cash equivalents, full recourse promissory notes, past services and future services. Award recipients who are granted restricted shares generally have all of the rights of a stockholder with respect to those shares, provided that dividends and other distributions will not be paid in respect of unvested shares unless otherwise determined by the compensation committee and, in such case, only once such unvested shares vest.

Stock Unit Awards.    Stock unit awards give recipients the right to acquire a specified number of shares of stock (or cash amount) at a future date upon the satisfaction of certain conditions, including any vesting arrangement, established by the compensation committee and as set forth in a stock unit award agreement. A stock unit award may be settled by cash, delivery of stock, a combination of cash and stock as deemed appropriate by the compensation committee. Recipients of stock unit awards generally will have no voting or dividend rights prior to the time the vesting conditions are satisfied and the award is settled. At the compensation committee’s discretion and as set forth in the stock unit award agreement, stock units may provide for the right to dividend equivalents. Dividend equivalents may not be distributed prior to settlement of the stock unit to which the dividend equivalents pertain and the value of any dividend equivalents payable or distributable with respect to any unvested stock units that do not vest will be forfeited.

Stock Appreciation Rights.    Stock appreciation rights generally provide for payments to the recipient based upon increases in the price of our common stock over the exercise price of the stock appreciation right. The compensation committee determines the exercise price for a stock appreciation right, which generally cannot be less than 100% of the fair market value of our common stock on the date of grant. A stock appreciation right granted under the 2022 Plan vests at the rate specified in the stock appreciation right agreement as determined by the compensation committee. The compensation committee determines the term of stock appreciation rights granted under the 2022 Plan, up to a maximum of ten years. Upon the exercise of a stock appreciation right, we will pay the participant an amount in stock, cash, or a combination of stock and cash as determined by the compensation committee, equal to the product of (1) the excess of the per share fair market value of our common stock on the date of exercise over the exercise price, multiplied by (2) the number of shares of common stock with respect to which the stock appreciation right is exercised.

Other Stock Awards.    The compensation committee may grant other awards based in whole or in part by reference to our common stock. The compensation committee will set the number of shares under the stock award and all other terms and conditions of such awards.

Cash-Based Awards.    A cash-based award is denominated in cash. The compensation committee may grant cash-based awards in such number and upon such terms as it will determine. Payment, if any, will be made in accordance with the terms of the award, and may be made in cash or in shares of common stock, as determined by the compensation committee.

Performance-Based Awards.    The number of shares or other benefits granted, issued, retainable and/or vested under a stock or stock unit award may be made subject to the attainment of performance goals. The compensation committee may utilize any performance criteria selected by it in its sole discretion to establish performance goals.

Changes to Capital Structure.    In the event of a recapitalization, stock split, or similar capital transaction, the compensation committee will make appropriate and equitable adjustments to the number of shares reserved for issuance under the 2022 Plan, the number of shares that can be issued as incentive stock options, the number of shares subject to outstanding awards and the exercise price under each outstanding option or stock appreciation right.

Transactions.    If we are involved in a merger or other reorganization, outstanding awards will be subject to the agreement or merger or reorganization. Subject to compliance with applicable tax laws, such agreement may provide, without limitation, for (1) the continuation of the outstanding awards by us, if we are a surviving corporation, (2) the assumption or substitution of the outstanding awards by the surviving corporation or its parent or subsidiary, (3) the immediate vesting, exercisability, and settlement of the outstanding awards followed by their cancellation, (4) cancellation of the award, to the extent not vested or not exercised prior to the effective time of the merger or reorganization, in exchange for such cash or equity consideration (including no consideration) as the compensation committee, in its sole discretion, may consider appropriate, or (5) the settlement of the intrinsic value of the outstanding awards (whether or not vested or exercisable) in cash, cash equivalents, or equity (including cash or equity subject to deferred vesting and delivery consistent with the vesting restrictions applicable to such award or the underlying shares) followed by cancellation of such awards, provided that any such amount may be delayed to the same extent that payment of consideration to the holders of shares in connection with the merger or reorganization is delayed as a result of escrows, earnouts, holdbacks or other contingencies.

Change of Control.    The compensation committee may provide, in an individual award agreement or in any other written agreement between a participant and us, that the stock award will be subject to acceleration of vesting and exercisability in the event of a change of control.

Transferability.    Unless the compensation committee provides otherwise, no award granted under the 2022 Plan may be transferred in any manner (prior to the vesting and lapse of any and all restrictions applicable to shares issued under such award), except by will, the laws of descent and distribution, or pursuant to a domestic relations order, provided that all ISOs may only be transferred or assigned only to the extent consistent with Section 422 of the Code.

Amendment and Termination.     Our board of directors will have the authority to amend, suspend, or terminate the 2022 Plan, provided that such action does not materially impair the existing rights of any participant without such participant’s written consent.

No ISOs may be granted more than ten years after years after the later of (i) the approval of the 2022 Plan by the board of directors (or if earlier, the stockholders) and (ii) the approval by the board of directors (or if earlier, the stockholders) of any amendment to the 2022 Plan that constitutes the adoption of a new plan for purposes of Section 422 of the Code.

Recoupment.    To the extent permitted by applicable law, the compensation committee will have the authority to require that, in the event that we are required to prepare restated financial results owing to an executive officer’s intentional misconduct or grossly negligent conduct, such executive officer will reimburse or forfeit to us the amount of any bonus or incentive compensation (whether cash-based or equity-based) such executive officer received during a fixed period, as determined by the compensation committee, preceding the year the restatement is determined to be required. That executive officer will forfeit or reimburse to us any bonus or incentive compensation to the extent that such bonus or incentive compensation exceeds what the officer would have received in that period based on an applicable restated performance measure or target. We will recoup incentive-based compensation from executive officers to the extent required under the Dodd-Frank Wall Street Reform and Consumer Protection Act and any rules, regulations and listing standards that may be issued under that act.

2022 Employee Stock Purchase Plan

On                , 2022, our board of directors approved and adopted, subject to stockholder approval, the Interactive Strength, Inc. 2022 Employee Stock Purchase Plan, or the ESPP, and our stockholders approved the ESPP on                , 2022. The ESPP will become effective upon the effectiveness of the registration statement of which this prospectus forms a part. This summary is not a complete description of all provisions of the ESPP and is qualified in its entirety by reference to the ESPP, which will be filed as an exhibit to the registration statement of which this prospectus is a part.

General. The ESPP is intended to qualify as an “employee stock purchase plan” under Code Section 423, except as explained below under the heading “—International Participation.” During regularly scheduled “offerings” under the ESPP, participants will be able to request payroll deductions and then expend the accumulated deduction to purchase a number of shares of our common stock at a discount and in an amount determined in accordance with the ESPP’s terms.

Shares Available for Issuance.    The ESPP will have                authorized but unissued shares of our common stock (as adjusted for stock splits, stock dividends, combinations, and the like) reserved for issuance upon becoming effective, plus an additional number of shares of our common stock to be reserved annually on the first day of each calendar year for a period of not more than ten years, beginning on January 1, 2024, in an amount equal to the least of (i) 1% of the outstanding shares of our common stock on such date, (ii) 5,000,000 shares (as adjusted for stock splits, stock dividends, combinations, and the like), or (iii) a lesser amount (including zero) that the compensation committee determines for purposes of the annual increase for that calendar year.

Administration. The ESPP will be administered by the compensation committee, or by our board of directors acting as the compensation committee. The compensation committee has the authority to construe, interpret and apply the terms of the ESPP, to determine eligibility, to establish such limitations and procedures as it determines are consistent with the ESPP and to adjudicate any disputed claims under the ESPP.

Eligibility. Each full-time and part-time employee, including officers, employee directors, and employees of participating subsidiaries, who is employed by us on the day preceding the start of any offering period will be eligible to participate in the ESPP. The ESPP requires that an employee customarily work more than twenty (20) hours per week and more than five months per calendar year in order to be eligible to participate in the ESPP. The ESPP will permit an eligible employee to purchase our common stock through payroll deductions, which may not be less than 1% nor more than 15% of the employee’s compensation, or such lower limit as may be determined by the compensation committee from time to time. However, no employee is eligible to participate in the ESPP if, immediately after electing to participate, the employee would own stock (including stock such employee may purchase under this plan or other outstanding options) representing 5% or more of the total combined voting power or value of all classes of our common stock. Unless provided otherwise by the compensation committee prior to the commencement of an offering, in no event will a participant be eligible to purchase during any offering period that number of whole shares of our common stock determined by dividing $25,000 by the fair market value of a share of our common stock on the first date of such offering period (subject to any adjustment pursuant to the terms of the ESPP). In addition, under applicable tax rules, no employee is permitted to accrue, under the ESPP and all of our or our subsidiaries’ similar purchase plans, a right to purchase stock having a fair market value in excess of twenty-five thousand dollars ($25,000) (determined at the time the right is granted) for each calendar year. Employees will be able to withdraw their accumulated payroll deductions prior to the end of the offering period in accordance with the terms of the offering. Participation in the ESPP will end automatically on termination of employment.

Offering Periods and Purchase Price. The ESPP will be implemented through a series of offerings of purchase rights to eligible employees. Under the ESPP, the compensation committee may specify offerings with a duration of not more than 27 months and may specify shorter purchase periods within each offering. During each purchase period, payroll deductions will accumulate, without interest. On the last day of the purchase period, accumulated payroll deductions will be used to purchase our common stock for employees participating in the offering.

The purchase price will be specified pursuant to the offering, but cannot, under the terms of the ESPP, be less than 85% of the fair market value per share of our common stock on either the offering date or on the purchase date, whichever is less. The fair market value of our common stock for this purpose will generally be the closing price on the Nasdaq Capital Market (or such other exchange as our common stock may be traded at the relevant time) for the date in question, or if such date is not a trading day, for the last trading day before the date in question.

Reset Feature. The compensation committee may specify that, if the fair market value of a share of our common stock on any purchase date within a particular offering period is less than or equal to the fair market value on the start date of that offering period, then the offering period will automatically terminate and the employee in that offering period will automatically be transferred and enrolled in a new offering period which will begin on the next day following such purchase date.

Changes to Capital Structure. In the event that there is a specified type of change in our capital structure, such as a stock split, appropriate adjustments will be made to (1) the number of shares reserved under the ESPP, (2) the individual and aggregate participant share limitations described in the plan and (3) the price of shares that any participant has elected to purchase.

International Participation. To provide us with greater flexibility in structuring our equity compensation programs for our non-U.S. employees, the ESPP also permits us to grant employees of our non-U.S. subsidiary entities rights to purchase shares of our common stock pursuant to other offering rules or sub-plans adopted by the compensation committee in order to achieve tax, securities law or other compliance objectives. While the ESPP is intended to be a qualified “employee stock purchase plan” within the meaning of Code Section 423, any such international sub-plans or offerings are not required to satisfy those U.S. tax code requirements and therefore may have terms that differ from the ESPP terms applicable in the U.S. However, the international sub-plans or offerings are subject to the ESPP terms limiting the overall shares available for issuance, the maximum payroll deduction rate, maximum purchase price discount and maximum offering period length.

Corporate Reorganization. Immediately before a corporate reorganization, the offering period and purchase period then in progress will terminate and either our common stock will be purchased with the accumulated payroll deductions or the accumulated payroll deductions will be refunded without occurrence of any common stock purchase, unless the surviving corporation (or its parent corporation) assumes the ESPP under the plan of merger or consolidation.

Amendment and Termination.    Our board of directors and the compensation committee will each have the right to amend, suspend or terminate the ESPP at any time. Any increase in the aggregate number of shares of stock to be issued under the ESPP is subject to stockholder approval. Any other amendment is subject to stockholder approval only to the extent required under applicable law or regulation, including Section 423 of the Code.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We describe below transactions and series of similar transactions, during our last three fiscal years or currently proposed, to which we were a party or will be a party, in which:

•	the amounts involved exceeded or will exceed the lesser of $120,000 or 1% of the average of our total assets at year-end for the last two completed fiscal years; and

•	any of our directors, executive officers or beneficial holders of more than 5% of any class of our voting securities had or will have a direct or indirect material interest.

Other than as described below, there have not been, nor are there any currently proposed, transactions or series of similar transactions meeting these criteria to which we have been or will be a party other than compensation arrangements, which are described where required under “Management — Board Structure and Compensation of Directors” and “Executive Compensation.”

Financings and Issuances

Class A Common Stock and Class B Common Stock

From January 1, 2019 to September 30, 2022, we issued and sold an aggregate of 65,380,116 shares of our Class A common stock at a weighted-average purchase price of $0.04 per share, for aggregate gross proceeds of $2,728,098.50. From January 1, 2019 to September 30, 2022, we issued and sold an aggregate of 46,813,396 shares of our Class B common stock, at a weighted-average purchase price of $0.23 per share. The holders of Class A common stock are entitled to one vote for each share of Class A common stock held at all meetings of stockholders. The holders of Class B common stock do not have voting rights.

The following table sets forth the aggregate number of shares of our Class A common stock acquired by certain of our directors, officers, and beneficial owners of more than 5% of our voting securities in the financing transactions described above and the aggregate consideration paid therefor. The Class A common stock is expected to convert into common stock on a 1:1 basis in connection with this offering.

Investor(1)	Shares of Class A Common Stock #	Aggregate Consideration Paid for Class A Common Stock $
Aaron Weaver	1,735,838	$550,000
Apeiron Investment Group Ltd.	30,138,897	$313,429
Bradley Wickens	12,586,531	$1,000,000
Miles Davies	78,665	$10,000
Ritastar Limited	14,428,593	$2,886

(1)	See “Principal Stockholders” for additional details regarding these participants and their equity holdings.

The following table sets forth the aggregate number of shares of our Class B common stock acquired by certain of our directors, executive officers, and beneficial owners of more than 5% of our voting securities in the financing transactions described above and the aggregate consideration paid therefor. The Class B common stock is expected to convert into common stock on a 1:1 basis in connection with this offering.

Investor(1)	Shares of Class B Common Stock #	Aggregate Consideration Paid for Class B Common Stock $
Deepak Mulchandani	8,496,513	$114,215
Trent Ward	24,083,045	$248,613

(1)	Additional details regarding these participants and their equity holdings are provided in “Principal Stockholders.”

Series A and Series A-2 Redeemable Convertible Preferred Stock Financings

From July 23, 2021 to December 23, 2021, and from March 10, 2022 to March 30, 2022, we issued and sold 13,006,028 and 123,197,838 shares of our Series A and Series A-2 redeemable convertible preferred stock at a weighted-average purchase price of at $3.27 and $0.32 per share, respectively, for aggregate gross proceeds of $42,529,715 and $36,896,253, respectively.

The following table sets forth the aggregate number of our Series A and Series A-2 redeemable convertible preferred stock acquired by certain of our directors, officers, and beneficial owners of more than 5% of our voting securities in the financing transactions described above and the aggregate consideration paid therefor. Each of the Series A and Series A-2 redeemable convertible preferred stock are expected to convert into common stock on a 1:1 basis, respectively, in connection with this offering.

Investor)(1)	Shares of Series A Redeemable Convertible Preferred Stock #	Aggregate Consideration Paid for Series A Redeemable Convertible Preferred Stock $	Shares of Series A-2 Redeemable Convertible Preferred Stock #	Aggregate Consideration Paid for Series A-2 Redeemable Convertible Preferred Stock $
Apeiron Investment Group Ltd.	1,488,813	$4,868,418	17,620,546	$5,599,810
Apeiron Presight Capital Fund II, L.P.	—	—	15,733,166	$5,000,000
block.one Investments 1	—	—	55,066,079	$17,499,999
Bradley Wickens	—	—	3,154,391	$1,002,465
Deepak Mulchandani	91,743	$300,000	—	—
PFMO4 LLC	—	—	9,439,899	$2,999,999
Ritastar Limited	7,324,159	$23,949,999	—	—

(1)	Additional details regarding these participants and their equity holdings are provided in “Principal Stockholders.”

Convertible Notes

From April 8, 2020 to March 9, 2022, we issued an aggregate $26,857,011 in principal amount of convertible notes, which have been converted into an aggregate of 25,893,217 shares of our Series Seed-9, Series A, Series A-1 and Series A-2 redeemable convertible preferred stock, taking into account the principal amount of the convertible notes and any accrued and unpaid interest. As of September 30, 2022, there are no convertible notes outstanding.

The following table sets forth the aggregate principal amount of convertible notes acquired by our directors, officers, and beneficial owners of more than 5% of our voting securities in the financing transactions described above and the amount of shares that were issued thereunder upon conversion. Each of the Series Seed-9, Series A, Series A-1, and Series A-2 Series A and Series A-2 redeemable convertible preferred stock are expected to convert into common stock on a 1:1 basis, respectively, in connection with this offering.

Investor(1)	Aggregate Principal Amount of Convertible Note $	Accrued Interest of Convertible Note $	Number of Shares of Series A Redeemable Convertible Preferred Stock Issuable Upon Conversion #	Number of Shares of Series A-2 Redeemable Convertible Preferred Stock Issuable Upon Conversion #
Apeiron Investment Group Ltd	$4,700,000	$23,613	—	14,863,475
Bradley Wickens	$1,002,465	—	—	3,154,391
Deepak Mulchandani	$181,818	—	55,602	—
Ritastar Limited	$11,115,152	—	3,399,129	—

(1)	Additional details regarding these participants and their equity holdings are provided in “Principal Stockholders.”

Warrants

From July 23, 2021 to August 25, 2021, we issued warrants to purchase an aggregate of 18,897,795 shares of our Class A common stock, with an exercise price of $0.0001 per share. The warrants expire on upon the earlier of the consummation of this offering and July 21, 2031. On July 23, 2021, we issued warrants to purchase an aggregate of 1,583,000 shares of our Class B common stock, with an exercise price of $0.0001 per share.

The following table sets forth the aggregate number of shares of our common stock underlying the warrants acquired by our directors, officers, and beneficial owners of more than 5% of our voting securities in the financing transaction described above and the aggregate proceeds to us if such warrants were exercised at the exercise price of $0.0001 per share. The warrants to purchase shares of our common stock are expected to convert into warrants to purchase an equivalent number of shares of our common stock in connection with this offering.

Investor(1)	Shares Underlying Class A Warrants #	Shares Underlying Class B Warrants #	Aggregate Proceeds Upon Exercise $
Apeiron Investment Group Ltd.	1,728,070	—	$172
Deepak Mulchandani	180,734	—	$18
Ritastar Limited	14,428,593	—	$1,442
Trent Ward	—	40,000	$40

(1)	See “Principal Stockholders” for additional details regarding these participants and their equity holdings.

Investors’ Rights Agreement

In connection with the sale of redeemable convertible preferred stock described above, we entered into an investors’ rights agreement with the holders of our common stock and preferred stock, including each of the persons and entities listed in the tables in the sections titled “Class A Common Stock and Class B Common Stock” and “Redeemable Convertible Series A and Series A-2 Preferred Stock Financings.” The investors’ rights agreement will terminate immediately prior to the closing of this offering. The investor rights agreement, among other things, grants our preferred stockholders and certain of our common stockholders specified registration rights with respect to shares of our common stock, including shares of our common stock issued or issuable upon conversion of the shares of redeemable convertible preferred stock held by them. For more information regarding the registration rights provided in the investor rights agreement, please refer to the section titled “Description of Capital Stock—Registration Rights.”

Offer Letter

We have entered into an offer letter with our executive officer, Trent Ward. See “Offer Letters with Our Named Executive Officer”

Other Agreements with Related Parties

Shareholder Loan

We have been partially funded to date by two secured promissory notes issued to Trent Ward, our Chief Executive Officer and beneficial owner of more than 5% of our voting securities. One of the promissory notes had a principal amount of $82,500, an issuance date of August 28, 2019, a late payment fee of 15.0%, a maturity date of February 28, 2022 and was interest-free. We subsequently received a waiver for all defaults and associated remedies under this promissory note. The other promissory note had a principal amount of $353,672, an issuance date of September 30, 2020, a maturity date of June 30, 2021, and was interest-free and settled before June 30, 2021. As of December 31, 2021, and September 30, 2022, the aggregate amount outstanding under these promissory notes was $78,501 and $            , respectively. The largest amount outstanding under these promissory notes was $436,172.

Apeiron Advisory Services

We paid an aggregate of $0.9 million to Apeiron Advisory Ltd. (“Apeiron Advisory”), an affiliate of Apeiron, which is a beneficial owner of more than 5% of our common stock, for various advisory services related to our business. This arrangement has been terminated and we are no longer receiving any advisory services from Apeiron Advisory. See “Principal Stockholders” for additional details regarding Apeiron Ltd. and Apeiron Presight and their equity holdings.

Indemnification Agreements

We have also entered into customary indemnification agreements with our directors, executive officers, and certain other employees under which we have agreed to indemnify each such person and hold them harmless against expenses, judgments, penalties, fines and amounts payable under settlement agreements in connection with any threatened, pending or completed action, suit or proceeding to which they have been made a party or in which they became involved by reason of the fact that they are, or were, our director or officer or employee. Except with respect to expenses to be reimbursed by us in the event that the indemnified person has been successful on the merits or otherwise in defense of the action, suit or proceeding, our obligations under the indemnification agreements are subject to certain customary restrictions and exceptions. The indemnification agreements are governed under Delaware law.

Policies and Procedures for Related Party Transactions

Our board of directors has approved a policy, effective immediately prior to the completion of this offering, that our executive officers, directors, nominees for election as a director, beneficial owners of more than 5% of any class of our voting securities (including our common stock), including any of their immediate family members and affiliates, including entities owned or controlled by such persons (collectively, “related persons”) are not permitted to enter into a related person transaction with us without the prior consent of our audit committee. Transactions involving compensation for services provided to us as an employee, consultant, or director are not considered related person transactions under this policy. Any request for us to enter into a transaction with any related person in which the amount involved exceeds the lesser of $120,000 or 1% of the average of our total assets at year-end for the last two completed fiscal years (to extent we are deemed a smaller reporting company), and such person would have a direct or indirect interest must first be presented to our audit committee for review, consideration and approval. To identify related person transactions in advance, we rely on information supplied by our executive officers, directors, and certain significant stockholders. In considering related person transactions, our audit committee takes into account the relevant available facts and circumstances, which may include, but are not limited to:

•	the risks, costs, and benefits to us;

•	the extent of the related person’s interest in the transaction;

•	the impact on a director’s independence in the event the related person is a director, immediate family member of a director or an entity with which a director is affiliated;

•	the terms of the transaction;

•	the availability of other sources for comparable services or products; and

•	the terms available whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances.

We did not have a formal review and approval policy for related party transactions at the time of any of the transactions described above. However, all of the transactions described above were entered into after presentation, consideration and approval by our board of directors.

PRINCIPAL STOCKHOLDERS

The following table sets forth information as of September 30, 2022 regarding beneficial ownership of our common stock (a) prior to this offering and (b) as adjusted to give effect to this offering, by:

•	each person, our group of affiliated persons, known by us to beneficially own more than 5% of our common stock;

•	each of our named executive officers, directors, and director nominees; and

•	all of our current directors and executive officers as a group.

The information under the column “Shares Beneficially Owned Before This Offering” is based on 256,815,841 shares of common stock outstanding as of September 30, 2022, assuming the conversion of 137,098,988 shares of redeemable convertible preferred stock outstanding as of September 30, 2022 into 137,098,988 shares of common stock, and the conversion of 71,452,457 shares of Class A common stock and 46,813,396 shares of Class B common stock outstanding as of September 30, 2022 into an aggregate of 118,265,853 shares of common stock upon the completion of this offering, and the issuance of 1,451,000 shares of our common stock upon the assumed exercise of warrants outstanding as of September 30, 2022, at a weighted-average exercise price of $0.0001 per share, which warrants expire if not exercised prior to the completion of this offering. The information under the column “Shares Beneficially Owned After This Offering” is based on the sale of                shares of common stock in this offering by us, assuming no exercise of the underwriters’ option to purchase additional shares from us.

Information with respect to beneficial ownership has been furnished by each director and director nominee, officer, or beneficial owner of more than 5% of our common stock. We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the number of shares beneficially owned includes common stock issuable pursuant to the exercise of stock option or warrants that are either immediately exercisable or exercisable within 60 days of September 30, 2022. These shares are deemed to be outstanding and beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

The percentage of beneficial ownership after this offering assumes both no exercise and full exercise of the underwriters’ option to purchase up to an additional                shares from us. Unless otherwise indicated, the address for each listed stockholder is: c/o Forme, 236 West 30th Street, Suite 501, New York, New York 10001. To our knowledge, except as indicated in the footnotes to this table and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all of their common stock.

			Shares Beneficially Owned After This Offering
	Shares Beneficially Owned Before This Offering		No Exercise of the Option to Purchase Additional Shares		Assuming Full Exercise of the Option to Purchase Additional Shares
Name and Address of Beneficial Owner(1)	Number	Percent	Number	Percent	Number	Percent
5% Stockholders:
Entities affiliated with Apeiron(2)	64,981,422	25.4%					%
block.one Investments 1(3)	55,066,079	21.6
Ritastar Limited(4)	21,752,752	8.5
Bradley Wickens	15,740,922	6.2

			Shares Beneficially Owned After This Offering
	Shares Beneficially Owned Before This Offering		No Exercise of the Option to Purchase Additional Shares			Assuming Full Exercise of the Option to Purchase Additional Shares
Name and Address of Beneficial Owner(1)	Number	Percent	Number	Percent		Number	Percent
Named Executive Officers, Directors, and Director Nominees:
Trent Ward(5)	28,091,378	11.0
Deepak Mulchandani(6)	8,768,990	3.4
Aaron Weaver	1,735,838	*
Richard Perry(7)	9,439,899	3.7	—	—		—	—
Miles Davies(8)	328,665	*	—	—		—	—
All current directors and executive officers as a group (5 persons)	48,364,770	18.9%			%			%

*	Represents beneficial ownership of less than 1%.

(1)	Unless otherwise indicated, the principal business address for each holder is 236 West 30th Street Suite 501 New York, New York 10001.

(2)

Consists of (i) 49,248,256 shares of common stock held of record by Apeiron Investment Group Ltd. (“Apeiron Ltd.”) and (ii) 15,733,166 shares of common stock held of record by Apeiron Presight Capital Fund II, L.P. (“Apeiron Presight”). Apeiron Ltd. is a limited liability company managed by a board of directors. Julien Hoefer and Jefim Gewiet are the directors of Apeiron Ltd. There is no individual which may be deemed to have shared voting and dispositive power over the shares held by Apeiron Ltd. Apeiron Presight is managed by its general partners. Apeiron Ltd. and Fabian Hansan are the general partners of Apeiron Presight and may be deemed to have joint voting and investment power over shares held by Apeiron Presight. The principal business address for Apeiron Ltd. is 66 & 67, Beatrice, Amery Street, Sliema, SLM 1707, Malta. The principal business address for Apeiron Presight is 340 S. Lemon Ave. #3391, Walnut, California 91789.

(3)

The principal business address for block.one Investments 1 is c/o Maples Corporate Services Limited, PO Box 309 Ugland House, Grand Cayman KY1-1104, Cayman Islands. Andrew Bliss and Kokuei Yuan, the directors of block.one Investments 1, are deemed to hold voting and dispositive power over the shares held by block.one Investments 1.

(4)

The principal business address for Ritastar Limited is 6th Floor, Victory House, Prospect Hill, Douglas, Isle of Man IM1 1EQ. Igal Scheinberg, the sole owner of Ritastar Limited, is deemed to hold voting and dispositive power over the shares held by Ritastar Limited.

(5)

Consists of (i) 28,040,000 shares of common stock held by Mr. Ward individually, of which 12,000,000 shares were issued upon the early exercise of options, all of which are subject to our right of repurchase as of September 30, 2022; and (ii) 51,378 shares of common stock held of record by Trent Ward Investments LLC, for which Mr. Ward serves as manager and is deemed to hold voting and dispositive power.

(6)

Consists of (i) 8,768,990 shares of common stock, of which 7,583,332 shares were issued upon the early exercise of options, all of which are subject to our right of repurchase as of September 30, 2022; and (ii) 125,000 shares of common stock subject to stock options exercisable within 60 days of September 30, 2022.

(7)

Consists of 9,439,899 shares of common stock held by PFMO4 LLC prior to this offering. Mr. Perry serves as managing member of PFMO4 LLC and may be deemed to have sole voting and investment power over shares held by PFMO4 LLC. The principal business address for PFMO4 LLC is 1067 S. Ocean Blvd., Palm Beach, Florida 33480.

(8)	Consists of (i) 78,665 shares of common stock; and (ii) 250,000 shares of common stock subject to stock options exercisable within 60 days of September 30, 2022.

DESCRIPTION OF CAPITAL STOCK

The following is a summary of the rights of our common and preferred stock and some of the provisions of our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective upon the completion of this offering, and of the Delaware General Corporation Law (“DGCL”). This summary is not complete. For more detailed information, please see our amended and restated certificate of incorporation and amended and restated bylaws, which are filed as exhibits to the registration statement of which this prospectus forms a part, as well as the relevant provisions of the DGCL.

General

Upon the completion of this offering and upon the filing of our amended and restated certificate of incorporation, our authorized capital stock will consist of 900,000,000 shares of common stock, $0.0001 par value per share and 200,000,000 shares of preferred stock, $0.0001 par value per share. All of our authorized preferred stock upon the completion of this offering will be undesignated. All of our outstanding shares of common stock are, and the shares of common stock to be issued in this offering will be, fully paid and nonassessable.

Based on shares outstanding as of September 30, 2022, immediately upon the completion of this offering, all outstanding shares of our redeemable convertible preferred stock will convert on a 1:1 basis into 137,098,988 shares of our common stock and we will not have any shares of preferred stock outstanding. In addition, immediately upon the completion of this offering, all outstanding shares of Class A common stock will convert on a 1:1 basis into 71,452,457 shares of common stock, and all outstanding shares of our Class B common stock will convert on a 1:1 basis into 46,813,396 shares of common stock, and we will not have any shares of Class A common stock or Class B common stock outstanding. We also assume that warrants to purchase 1,451,000 shares of our common stock outstanding as of September 30, 2022 at a weighted-average exercise price of $0.0001 per share will be exercised prior to this offering, as such warrants will expire if not exercised prior to the completion of this offering. As a result, and based on shares outstanding as of September 30, 2022 and prior to the sale of any shares of common stock in this offering, we will have 256,815,841 shares of common stock outstanding immediately prior to this offering.

Common Stock

Upon the completion of this offering, all of our outstanding

Class A Common Stock

As of September 30, 2022, there were 71,452,457 shares of Class A common stock outstanding. The holders of Class A common stock are entitled to one vote for each share of Class A common stock held at all meetings of stockholders. The Class A common stock will convert on a 1:1 basis into 71,452,457 shares of our common stock upon the completion of this offering, and accordingly will have the same rights as other holders of our common stock at such time. We will not have any shares of Class A common stock outstanding after this offering.

Class B Common Stock

As of September 30, 2022, there were 46,813,396 shares of Class B common stock outstanding. The holders of Class B common stock do not have voting rights. The Class B common stock will convert on a 1:1 basis into 46,813,396 shares of our common stock upon the completion of this offering, and accordingly will have the same rights as other holders of our common stock at such time. We will not have any shares of Class B common stock outstanding after this offering.

Conversion

Immediately upon the completion of this offering and assuming the conversion of all outstanding shares of redeemable convertible preferred stock into 137,098,988 shares of common stock, the conversion of all outstanding shares of Class A common stock into 71,452,457 shares of common stock, and the conversion of all outstanding shares of our Class B common stock into 46,813,396 shares of common stock, in each case upon the completion of this offering, and no exercise by the underwriters of their option to purchase additional shares, we will have 255,364,841 shares of common stock outstanding immediately upon the completion of this offering.

Voting

Our common stock after this offering will be entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, including the election of directors, and does not have cumulative voting rights. Accordingly, the holders of a majority of the shares of our common stock entitled to vote in any election of directors can elect all of the directors standing for election.

Dividends

Subject to preferences that may be applicable to any then outstanding preferred stock, the holders of common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds.

Liquidation

In the event of our liquidation, dissolution, or winding up, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities, subject to the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock.

Rights and Preferences

There are no preemptive, redemption or sinking fund provisions applicable to our common stock. The rights, preferences, and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future.

Preferred Stock

Immediately upon the completion of this offering, all outstanding shares of redeemable convertible preferred stock will be converted into shares of our common stock on a one-to-one basis and we will not have any shares of preferred stock outstanding. Under our amended and restated certificate of incorporation, our board of directors will have the authority, without further action by the stockholders, to issue up to 200,000,000 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences, and privileges of the shares of each wholly unissued series and any qualifications, limitations, or restrictions thereon, and to increase or decrease the number of shares of any such series, but not below the number of shares of such series then outstanding.

Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring, or preventing a change in our control that may otherwise benefit holders of our common stock and may adversely affect the market price of our common stock and the voting and other rights of the holders of common stock. We have no current plans to issue any shares of preferred stock.

Stock Options

As of September 30, 2022, 26,490,532 shares of common stock were subject to outstanding options. As of September 30, 2022, there were                 shares of common stock (as adjusted for stock splits, stock dividends, combinations, and the like) reserved for future issuance under the 2022 Plan, which shall be subject to an annual increase. For additional information regarding terms of the 2022 Plan, see “Executive Compensation—Equity Incentive Plans.”

Warrants

As of September 30, 2022, we have outstanding warrants to purchase an aggregate of 1,451,000 shares of our Class B common stock, at a weighted-average exercise price of $0.0001 per share, which warrants expire if not exercised prior to the completion of this offering.

Registration Rights

Following the completion of the offering, certain holders of our common stock, common stock issuable upon conversion of outstanding preferred stock, and common stock subject to outstanding warrants, or their transferees, will be entitled to the registration rights set forth below with respect to registration of the resale of such shares under the Securities Act pursuant to the investors’ rights agreement by and among us and certain of our stockholders. We will pay the registration expenses, other than underwriting discounts and commissions, of the shares registered pursuant to the demand, piggyback, and Form S-3 registrations described below, including the legal fees payable to one selling holders’ counsel.

Generally, in an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares such holders may include. The demand, piggyback, and Form S-3 registration rights described below will expire upon the earlier of (1) the date that is five years after the completion of this offering and (2) the date that a holder may sell all of their shares in a three-month period under Rule 144 of the Exchange Act, this offering has been closed and such holder holds less than 1% of our outstanding common stock.

Demand Registration Rights

The holders of 256,815,841 shares of our common stock, common stock issuable upon conversion of outstanding redeemable convertible preferred stock, and common stock subject to outstanding warrants as of September 30, 2022, will be entitled to certain demand registration rights. At any time after March 9, 2027, the holders of a majority of these shares may request that we register all or a portion of their shares, subject to certain specified exceptions. Such request for registration must cover securities with an aggregate offering price which exceeds $30 million.

Piggyback Rights

In connection with this offering, the holders of 256,815,841 shares of our common stock, common stock issuable upon conversion of outstanding redeemable convertible preferred stock, and common stock subject to outstanding warrants as of September 30, 2022 are entitled to their rights to notice of this offering and to include their shares of registrable securities in this offering. In the event that we propose to register any of our securities under the Securities Act in another offering, either for our own account or for the account of other security holders, the holders of these shares will be entitled to certain “piggyback” registration rights allowing them to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, including a registration statement on Form S-3, other than with respect to a demand registration, a registration statement relating to a business combination or exchange offer or a registration statement relating solely to employee benefit plans, the holders of these shares are entitled to notice of the registration and have the right, subject to limitations that the underwriters may impose on the number of shares included in the registration, to include their shares in the registration.

S-3 Registration Rights

The holders of 256,815,841 shares of our common stock, common stock issuable upon conversion of outstanding redeemable convertible preferred stock, and common stock subject to outstanding warrants as of September 30, 2022, will be entitled to certain Form S-3 registration rights. Holders of at least twenty percent of these shares can make a request that we register their shares on Form S-3 if we are qualified to file a registration statement on Form S-3, subject to specified exceptions. Such request for registration on Form S-3 must cover securities with an aggregate offering price which equals or exceeds $3 million.

Certain Provisions of Our Certificate of Incorporation, Our Bylaws, and Delaware Law

Delaware Anti-Takeover Law

We are subject to Section 203 of the DGCL (“Section 203”). Section 203 generally prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•

prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (but not the outstanding voting stock owned by the interested stockholder) shares owned (a) by persons who are directors and also officers, and (b) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

upon or subsequent to the consummation of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation to or with the interested stockholder;

•

subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation owned by the interested stockholder;

•	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; and

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Because our stockholders do not have cumulative voting rights, our stockholders holding a majority of the voting power of our shares of common stock outstanding will be able to elect all of our directors. Our amended and restated certificate of incorporation and amended and restated bylaws to be effective upon the completion of this offering will provide that all stockholder actions must be effected at a duly called meeting of stockholders and not by written consent. A special meeting of stockholders may be called by the majority of our board of directors, Chairperson of our board of directors or our Chief Executive Officer.

As described above in “Management—Board Composition,” in accordance with our amended and restated certificate of incorporation and our amended and restated bylaws effective upon the completion of this offering, our board of directors will be divided into three classes with staggered three-year terms.

In addition, our amended and restated certificate of incorporation and amended and restated bylaws will provide that the number of directors constituting our board of directors will be permitted to be set only by a resolution adopted by a majority vote of the members of our board of directors then in office, and that our directors may be removed only for cause. Our amended and restated certificate of incorporation and amended and restated bylaws will also provide that vacancies occurring on our board of directors and newly created directorships resulting from an increase in the authorized number of directors may be filled only by vote of a majority of the remaining members of our board of directors, even though less than a quorum. Our amended and restated certificate of incorporation and amended and restated bylaws will provide that our board of directors is expressly authorized to adopt, amend, or repeal our bylaws, and require a 66 2/3% stockholder vote to amend our bylaws and certain provisions of our certificate of incorporation.

Our amended and restated bylaws will provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our amended and restated bylaws will also specify certain requirements regarding the form and content of a stockholder notice. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed. We expect that these provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of us.

The foregoing provisions will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of us. These provisions are also designed to reduce our vulnerability to an unsolicited acquisition proposal and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and may have the effect of deterring hostile takeovers or delaying changes in our control or management. As a consequence, these provisions also may inhibit fluctuations in the market price of our stock that could result from actual or rumored takeover attempts.

Choice of Forum

Our amended and restated certificate of incorporation and our amended and restated bylaws that will each be in effect upon the closing of this offering provide that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the Court of Chancery of the State of Delaware (or, if that court lacks subject matter jurisdiction, another federal or state court situated in the State of Delaware) shall be the sole and exclusive forum for (a) any derivative action or proceeding brought on our behalf, (b) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, or other employees to us or our stockholders, (c) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, our certificate of incorporation or our bylaws, or (d) any action asserting a claim against us governed by the internal affairs doctrine (collectively, the “Delaware Forum Provision”). In addition, our amended and restated certificate of incorporation and our amended and restated bylaws will further provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts are the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act (the “Federal Forum Provision”).

Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. As a result, the enforceability of this provision is uncertain, and a court may determine that such provision will not apply to suits brought to enforce any duty or liability created by the Securities Act or any other claim for which the federal and state courts have concurrent jurisdiction. Further, compliance with the federal securities laws and the rules and regulations thereunder cannot be waived by investors in our common stock. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Accordingly, the Delaware Forum Provision does not designate the Court of Chancery as the exclusive forum for any derivative action arising under the Exchange Act, as there is exclusive federal jurisdiction in such instances.

Any person or entity purchasing or otherwise acquiring any interest in our capital stock shall be deemed to have notice of and consented to the Delaware Forum Provision and the Federal Forum Provision described above. After this offering, we intend to provide disclosure in our filings with the SEC regarding the exclusive forum provisions in our amended and restated certificate of incorporation and our amended and restated bylaws (including that they will not apply to actions brought under the Exchange Act). The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable. See “Risk Factors—Our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect upon the closing of this offering will designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, and provides that federal district courts will be the sole and exclusive forum for Securities Act claims, which could limit our stockholders’ ability to obtain what they believe to be a favorable judicial forum for disputes with us or our directors, officers, or other employees.”

Listing

We have applied to list our common stock on the Nasdaq Capital Market under the symbol “TRNR.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC. The transfer agent and registrar’s address is 6201 15th Avenue, Brooklyn, New York, 11219 and the telephone number is (800) 937-5449.

SHARES ELIGIBLE FOR FUTURE SALE

Immediately prior to this offering, there has been no public market for our common stock. Future sales of our common stock in the public market, or the perception that such sales may occur, could adversely affect prevailing market prices. Furthermore, because only a limited number of shares will be available for sale shortly after this offering because of contractual and legal restrictions on resale described below, sales of substantial amounts of common stock in the public market before (to the extent permitted) or after the restrictions lapse could adversely affect the prevailing market price for our common stock as well as our ability to raise equity capital in the future.

Based on the number of shares of common stock outstanding as of September 30, 2022, upon the completion of this offering,                we will have                shares of common stock outstanding immediately after this offering, assuming no exercise of the underwriters’ option to purchase additional shares, the automatic conversion of all outstanding shares of our redeemable convertible preferred stock, Class A common stock, and Class B common stock into common stock on a 1:1 basis upon the completion of this offering, and the issuance of 1,451,000 shares of common stock pursuant to the assumed exercise of warrants which would otherwise expire if not exercised prior to the completion of this offering. Of these shares, the shares sold in this offering (including any shares sold pursuant to the underwriters’ option to purchase additional shares) will be freely tradable unless purchased by our “affiliates” as that term is defined in Rule 144 under the Securities Act. The remaining 256,815,841 shares of common stock outstanding after this offering will be restricted as a result of securities laws or lock-up agreements. These remaining shares will generally become available for sale in the public market as follows:

•	no shares will be eligible for immediate sale upon the completion of this offering; and

•

the remaining 256,815,841 shares will be eligible for sale under Rule 144, subject to the volume limitations, manner-of-sale, and notice provisions described below under “Rule 144,” upon expiration of lock-up agreements described in “Underwriting.”

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the effective date of the registration statement of which this prospectus forms a part, any person who is not an affiliate of ours and has held their shares for at least six months, including the holding period of any prior owner other than one of our affiliates, may sell shares without restriction, provided current public information about us is available. In addition, under Rule 144, any person who is not an affiliate of ours and has held their shares for at least one year, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell an unlimited number of shares immediately upon the completion of this offering without regard to whether current public information about us is available.

Beginning 90 days after the effective date of the registration statement of which this prospectus forms a part, a person who is an affiliate of ours and who has beneficially owned restricted securities for at least six months, including the holding period of any prior owner other than one of our affiliates, is entitled to sell a number of restricted shares within any three-month period that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately 365,960 shares immediately after this offering; or

•	the average weekly trading volume of our common stock on during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales of restricted shares under Rule 144 held by our affiliates are also subject to requirements regarding the manner-of-sale, notice, and the availability of current public information about us. Rule 144 also provides that affiliates relying on Rule 144 to sell shares of our common stock that are not restricted shares must nonetheless comply with the same restriction applicable to restricted shares, other than the holding period requirement. Notwithstanding the availability of Rule 144, the holders of substantially all of our common stock, as well as our directors and executive officers, have entered into lock-up agreements as described below and any restricted shares held by them will become eligible for sale at the expiration of the restrictions set forth in those agreements. After these contractual resale restrictions lapse, these holders will be able to sell some or all of their shares of our common stock, subject only to applicable restrictions under federal and state securities laws.

Rule 701

Under Rule 701, shares of common stock acquired upon the exercise of outstanding options or pursuant to other rights granted under compensatory stock plans may be resold by:

•

persons other than affiliates, beginning 90 days after the effective date of the registration statement of which this prospectus forms a part, subject only to the manner-of-sale provisions of Rule 144; and

•

our affiliates, beginning 90 days after the effective date of the registration statement of which this prospectus forms a part, subject to the manner-of-sale and volume limitations, current public information, and filing requirements of Rule 144, in each case, without compliance with the six-month holding period requirement of Rule 144.

Lock-Up Agreements

We, along with our directors, director nominees, executive officers, and substantially all of the other holders of our equity securities, have agreed with the underwriters that, subject to specified exceptions, we or they will not, without the prior written consent of Berenberg Capital Markets LLC (“Berenberg”), offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right, or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock, for a period of                following the date of the Prospectus relating to the offering (the “Restricted Period”). In addition, Berenberg, as representatives of the underwriters, may in their discretion release some or all of the shares subject to the lock-up agreements prior to the expiration of this lock-up period at any time, subject applicable notice requirements and in some cases, without public notice. If such a release is granted for one of our officers or directors, (1) Berenberg, as representative of the underwriters, will, at least three business days before the effective date of such release, notify us of the impending release, and (2) we will announce the impending release by press release through a major news service at least two business days before the effective date of the release.

Upon expiration of the Restricted Period, certain of our securityholders will have the right to require us to register their shares under the Securities Act. See “—Registration Rights” below and the section titled “Description of Capital Stock—Registration Rights.”

After this offering, certain of our employees, including our executive officers and directors, may enter into written trading plans that are intended to comply with Rule 10b5-1 under the Exchange Act. Sales under these trading plans would not be permitted until the expiration of the lock-up agreements relating to the offering.

The lock-up agreements described above are subject to a number of exceptions, described in “Underwriting.” Upon the expiration of the Restricted Period, substantially all of the securities subject to such restrictions will become eligible for sale, subject to the limitations discussed above.

Form S-8 Registration Statements

As soon as practicable after the effectiveness of the registration statement of which this prospectus forms a part, we intend to file with the SEC one or more registration statements on Form S-8 under the Securities Act to register the offer and sale of shares of our common stock that are issuable pursuant to the 2020 Plan, the 2022 Plan, and the ESPP. These registrations statements will become effective immediately upon filing. Shares covered by these registration statements will then be eligible for sale in the public markets, subject to vesting restrictions, any applicable lock-up agreements described above and Rule 144 limitations applicable to affiliates. As of September 30, 2022, options to purchase a total of 26,490,532 shares of our common stock pursuant to our 2020 Plan were outstanding, of which options to purchase 26,490,532 shares were exercisable, and no options were outstanding or exercisable under our 2022 Plan.

Registration Rights

Immediately prior to the closing of this offering, the holders of 256,815,841 shares of our common stock, common stock issuable upon conversion of outstanding redeemable convertible preferred stock, and common stock subject to outstanding warrants of September 30, 2022 will be entitled to rights with respect to the registration of their shares under the Securities Act, subject to the lock-up agreements described under “—Lock-Up Agreements” above. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by affiliates, immediately upon the effectiveness of the registration statement of which this prospectus forms a part. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our common stock. See “Description of Capital Stock—Registration Rights.”

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

TO NON-U.S. HOLDERS OF OUR COMMON STOCK

The following is a summary of the material U.S. federal income tax considerations relating to the acquisition, ownership, and disposition of common stock acquired pursuant to this offering by non-U.S. holders (as defined below). This summary deals only with common stock held as a capital asset (within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”)) and does not discuss all of the U.S. federal income tax considerations applicable to a non-U.S. holder that is subject to special treatment under U.S. federal income tax laws, including, but not limited to: a dealer in securities or currencies; a broker-dealer; a financial institution; a qualified retirement plan, individual retirement plan, or other tax-deferred account; a regulated investment company; a real estate investment trust; a tax-exempt organization; an insurance company; a person holding common stock as part of a hedging, integrated, conversion, or straddle transaction or a person deemed to sell common stock under the constructive sale provisions of the Code; a trader in securities that has elected the mark-to-market method of tax accounting; an accrual method taxpayer subject to special tax accounting rules under Section 451(b) of the Code; an entity that is treated as a partnership for U.S. federal income tax purposes (or an investor therein); a person that received such common stock in connection with services provided, including upon the exercise of an option; a corporation that accumulates earnings to avoid U.S. federal income tax; a corporation organized outside the United States, any state thereof or the District of Columbia that is nonetheless treated as a U.S. corporation for U.S. federal income tax purposes; a person that is not a non-U.S. holder; a “controlled foreign corporation;” a “passive foreign investment company;” or a U.S. expatriate.

This summary is based upon provisions of the Code, its legislative history, applicable U.S. Treasury regulations promulgated thereunder, published rulings, and judicial decisions, all as in effect as of the date hereof. We have not sought, and will not seek, any ruling from the Internal Revenue Service (the “IRS”) with respect to the tax consequences discussed herein, and there can be no assurance that the IRS will not take a position contrary to the tax consequences discussed below or that any position taken by the IRS would not be sustained. Those authorities may be repealed, revoked, or modified, perhaps retroactively, or may be subject to differing interpretations, which could result in U.S. federal income tax consequences different from those discussed below. This summary does not address all aspects of U.S. federal income tax, does not deal with all tax considerations that may be relevant to stockholders in light of their personal circumstances, and does not address the Medicare tax imposed on certain investment income or any state, local, foreign, gift, estate, or alternative minimum tax considerations.

For purposes of this discussion, a “U.S. holder” is a beneficial holder of common stock that is for U.S. federal income tax purposes: an individual citizen or resident of the United States; a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia; an estate the income of which is subject to U.S. federal income taxation regardless of its source; or a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) was in existence on August 20, 1996 and has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

For purposes of this discussion, a “non-U.S. holder” is a beneficial owner of common stock that is neither a U.S. holder nor a partnership (or any other entity or arrangement that is treated as a partnership) for U.S. federal income tax purposes regardless of its place of organization or formation. If a partnership (or an entity or arrangement that is treated as a partnership for U.S. federal income tax purposes) holds common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. A partner of a partnership holding common stock is urged to consult its tax advisors.

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS CONCERNING THE U.S. FEDERAL INCOME, ESTATE, AND OTHER TAX CONSEQUENCES OF ACQUIRING,

OWNING, AND DISPOSING OF OUR COMMON STOCK IN LIGHT OF THEIR SPECIFIC SITUATIONS, AS WELL AS THE TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL, OR NON-U.S. TAX LAWS AND ANY OTHER U.S. FEDERAL TAX LAWS (INCLUDING THE U.S. FEDERAL ESTATE AND GIFT TAX LAWS).

Distributions on Our Common Stock

Distributions with respect to common stock, if any, generally will constitute dividends for U.S. federal income tax purposes to the extent paid out of current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. Any portion of a distribution in excess of current or accumulated earnings and profits will be treated as a return of capital and will first be applied to reduce the holder’s tax basis in its common stock, but not below zero. Any remaining amount will then be treated as gain from the sale or exchange of the common stock and will be treated as described under “—Disposition of Our Common Stock” below.

Distributions treated as dividends that are paid to a non-U.S. holder, if any, with respect to shares of our common stock will be subject to U.S. federal withholding tax at a rate of 30% (or such lower rate as may be specified in an applicable income tax treaty) of the gross amount of the dividends unless the dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States, subject to the discussion below regarding foreign accounts. If a non-U.S. holder is engaged in a trade or business in the United States and dividends with respect to the common stock are effectively connected with the conduct of that trade or business and, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment, then although the non-U.S. holder will generally be exempt from the 30% U.S. federal withholding tax, provided certain certification requirements are satisfied, the non-U.S. holder will be subject to U.S. federal income tax on those dividends on a net income basis at regular U.S. federal income tax rates in the same manner as if such holder were a resident of the United States. Any such effectively connected income received by a foreign corporation may, under certain circumstances, be subject to an additional branch profits tax equal to 30% (or lower applicable income tax treaty rate) of its effectively connected earnings and profits for the taxable year, as adjusted under the Code. To claim the exemption from withholding with respect to any such effectively connected income, the non-U.S. holder must generally furnish to us or our paying agent a properly executed IRS Form W-8ECI (or applicable successor form). In the case of a non-U.S. holder that is an entity, Treasury Regulations and the relevant tax treaty provide rules to determine whether, for purposes of determining the applicability of a tax treaty, dividends will be treated as paid to the entity or to those holding an interest in that entity. If a non-U.S. holder holds stock through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to such agent. Such holder’s agent will then be required to provide certification to us or our paying agent.

A non-U.S. holder of shares of common stock who wishes to claim the benefit of a reduced rate of withholding tax under an applicable treaty must furnish to us or our paying agent a valid IRS Form W-8BEN or IRS Form W-8BEN-E (or applicable successor form) certifying such holder’s qualification for the exemption or reduced rate. If a non-U.S. holder is eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty and does not timely file the required certification, it may obtain a refund or credit of any excess amounts withheld by timely filing a U.S. tax return with the IRS. Non-U.S. holders are urged to consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

Disposition of Our Common Stock

Subject to the discussion below regarding backup withholding, a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain from a sale, exchange or other disposition of our stock unless: (a) that gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment maintained by the non-U.S. holder); (b) the non-U.S. holder is a nonresident alien individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or (c) we are or have been a “United States real property holding corporation” within the meaning of Code Section 897(c)(2) for U.S. federal income tax purposes at any time during the shorter of the five-year period preceding the date of disposition or the holder’s holding period for our common stock, and certain other requirements are met. Although there can be no assurance, we believe that we are not, and we do not anticipate becoming, a United States real property holding corporation for U.S. federal income tax purposes. Even if we are treated as a United States real property holding corporation, gain realized by a non-U.S. holder on a disposition of our common stock will not be subject to U.S. federal income tax so long as: (1) the non-U.S. holder owned, directly, indirectly and constructively, no more than five percent of our common stock at all times within the shorter of (x) the five-year period preceding the disposition, or (y) the holder’s holding period, and (2) our common stock is regularly traded on an established securities market. Although Nasdaq qualifies as an established securities market, there can be no assurance that our common stock will continue to qualify as regularly traded on an established securities market. If any gain on your disposition is taxable because we are a United States real property holding corporation and your ownership of our common stock exceeds five percent, you will be taxed on such disposition generally in the manner applicable to U.S. persons and in addition, a purchaser of your common stock may be required to withhold tax with respect to that obligation.

If a non-U.S. holder is described in clause (a) of the preceding paragraph, the non-U.S. holder will generally be subject to tax on the net gain derived from the disposition at the regular U.S. federal income tax rates in the same manner as if such non-U.S. holder were a U.S. person, unless an applicable income tax treaty provides otherwise. In addition, a non-U.S. holder that is a corporation may be subject to the branch profits tax at a rate equal to 30% (or lower applicable income tax treaty rate) of its effectively connected earnings and profits for the taxable year, as adjusted under the Code. If the non-U.S. holder is an individual described in clause (b) of the preceding paragraph, the non-U.S. holder will generally be subject to a flat 30% tax on the gain derived from the disposition, which may be offset by U.S. source capital losses even though the non-U.S. holder is not considered a resident of the United States, provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

Information Reporting and Backup Withholding Tax

We report to our non-U.S. holders and the IRS certain information with respect to any dividends we pay on our common stock, including the amount of dividends paid during each fiscal year, the name and address of the recipient, and the amount, if any, of tax withheld. All distributions to holders of common stock are subject to any applicable withholding. Information reporting requirements apply even if no withholding was required because the distributions were effectively connected with the non-U.S. holder’s conduct of a U.S. trade or business or withholding was reduced by an applicable income tax treaty. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established. Under U.S. federal income tax law, interest, dividends, and other reportable payments may, under certain circumstances, be subject to “backup withholding” at the then applicable rate (currently, 24%). Backup withholding, however, generally will not apply to distributions on our common stock to a non-U.S. holder, provided the non-U.S. holder furnishes to us or our paying agent the required certification as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN, IRS Form W-8BEN-E or IRS Form W-8ECI, or certain other requirements are met. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a U.S. person that is not an exempt recipient. Backup withholding is not an additional tax but merely an advance payment, which may be credited against the tax liability of persons subject to backup withholding or refunded to the extent it results in an overpayment of tax and the appropriate information is timely supplied to the IRS.

Foreign Accounts

Certain withholding taxes may apply to certain types of payments made to “foreign financial institutions” (as specially defined under these rules) and certain other non-U.S. entities if certification, information reporting and other specified requirements are not met. A 30% withholding tax may apply to “withholdable payments” if they are paid to a foreign financial institution or to a non-financial foreign entity, unless (a) the foreign financial institution undertakes certain diligence and reporting obligations and other specified requirements are satisfied, or (b) the non-financial foreign entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner and other specified requirements are satisfied. “Withholdable payment” generally means any payment of interest, dividends, rents, and certain other types of generally passive income if such payment is from sources within the United States. Treasury regulations proposed in December 2018 (and upon which taxpayers and withholding agents are entitled to rely) eliminate possible withholding under these rules on the gross proceeds from any sale or other disposition of our common stock, previously scheduled to apply beginning January 1, 2022. If the payee is a foreign financial institution, it must enter into an agreement with the U.S. Treasury requiring, among other things, that it undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements, or comply with comparable requirements under an applicable inter-governmental agreement between the United States and the foreign financial institution’s home jurisdiction. If an investor does not provide the information necessary to comply with these rules, it is possible that distributions to such investor that are attributable to withholdable payments, such as dividends, will be subject to the 30% withholding tax. Holders should consult their own tax advisers regarding the implications of these rules for their investment in our common stock.

UNDERWRITING

We and the underwriters for the offering named below have entered into an underwriting agreement with respect to the common stock being offered. Subject to the terms and conditions of the underwriting agreement, each underwriter has severally agreed to purchase from us the number of shares of our common stock set forth opposite its name below. Berenberg Capital Markets LLC (“Berenberg”) is the representative of the underwriters.

Underwriter	Number of Shares
Berenberg

Total

The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions precedent and that the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased, other than those shares covered by the option to purchase additional shares described below. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

We and the underwriters have agreed to indemnify each other against certain specified liabilities, including liabilities under the Securities Act of 1933, as amended, and to contribute to payments that may be required to be made in respect thereof.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel and other conditions specified in the underwriting agreement. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Option to Purchase Additional Shares

We have granted to the underwriters an option to purchase up to              additional shares of our common stock at the public offering price, less the underwriting discounts and commissions. This option is exercisable for a period of 30 days. To the extent that the underwriters exercise this option, the underwriters will purchase additional shares from us in approximately the same proportion as shown in the table above.

Discounts and Commissions

The following table shows the public offering price, underwriting discounts and commissions and proceeds, before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

We estimate that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $             million and are payable by us. We have agreed to reimburse the underwriters for up to $             of their expenses. In accordance with FINRA Rule 5110, this reimbursed fee is deemed underwriting compensation for this offering.

Total
	Per Share	Without Option	With Option
Public offering price
Underwriting discounts and commissions to be paid by us
Proceeds, before expenses, to us

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $         per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

Discretionary Accounts

The underwriters do not intend to confirm sales of the shares to any accounts over which they have discretionary authority.

Market Information

Prior to this offering, there has been no public market for shares of our common stock. The initial public offering price will be determined by negotiations between us and the representative of the underwriters. In addition to prevailing market conditions, the factors to be considered in these negotiations will include:

•	the history of, and prospects for, our company and the industry in which we operate and compete;

•	our past and present sales, earnings and certain other financial and operating information;

•	an assessment of our management; its past and present operations, and the prospects for, and timing of, our future revenues;

•	the present state of our development; and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

We have applied to list of our common stock on the Nasdaq Capital Market under the symbol “TRNR”.

Stabilization

In connection with this offering, the underwriters may engage in stabilizing transactions, overallotment transactions, syndicate covering transactions, penalty bids and purchases to cover positions created by short sales.

Stabilizing transactions permit bids to purchase shares of our common stock so long as the stabilizing bids do not exceed a specified maximum, and are engaged in for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

Overallotment transactions involve sales by the underwriters of shares of our common stock in excess of the number of shares the underwriters are obligated to purchase. This creates a syndicate short position which may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase pursuant to the option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares that the underwriters have the option to purchase. The underwriters may close out any short position by exercising their option to purchase additional shares and/or purchasing shares in the open market.

Syndicate covering transactions involve purchases of our common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which they may purchase shares through exercise of the option to purchase additional shares. If the underwriters sell more shares than could be covered by exercise of the option to purchase additional shares and, therefore, have a naked short position, the position can be closed out only by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be downward pressure on the price of the shares in the open market that could adversely affect investors who purchase in the offering.

Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the common stock originally sold by that syndicate member is purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may be effected on Nasdaq, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

Passive Market Making

In connection with this offering, underwriters and selling group members may engage in passive market making transactions in our common stock on Nasdaq in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934, as amended, during a period before the commencement of offers or sales of common stock and extending through the completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, such bid must then be lowered when specified purchase limits are exceeded.

Lock-Up Agreements

Pursuant to certain “lock-up” agreements, we and our executive officers, directors and substantially all of our other securityholders, have agreed, subject to certain exceptions, not to, and will not cause or direct any of its affiliates to offer, sell, assign, transfer, pledge, contract to sell, or otherwise dispose of or announce the intention to otherwise dispose of, or enter into, or announce the intention to enter into, any swap, hedge or similar agreement or arrangement (including, without limitation, the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) that transfers, is designed to transfer or reasonably could be expected to transfer (whether by the stockholder or someone other than the stockholder) that transfers, in whole or in part, directly or indirectly the economic consequence of ownership of, directly or indirectly, or make any demand or request or exercise any right with respect to the registration of, or file with the SEC a registration statement under the Securities Act relating to, any common stock or securities convertible into or exchangeable or exercisable for any common stock without the prior written consent of Berenberg, for a period of              after the date of the pricing of the offering.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. The exceptions permit us, among other things and subject to restrictions, to: (a) issue common stock or options pursuant to employee benefit plans, (b) issue common stock upon exercise of outstanding options or warrants, or (c) file registration statements on Form S-8. The exceptions permit parties to the “lock-up” agreements, among other things and subject to restrictions, to: (a) make certain gifts, (b) if the party is a corporation, partnership, limited liability company or other business entity, make transfers to any stockholders, partners, members of, or owners of similar equity interests in, the party, if such transfer is not for value, (c) if the party is a corporation, partnership, limited liability company or other business entity, make transfers in connection with the sale or transfer of all of the party’s capital stock, partnership interests, membership interests or other similar equity interests, as the case may be, or all or substantially all of the party’s assets, in any such case not undertaken for the purpose of avoiding the restrictions imposed by the “lock-up” agreement, (d) enter into transactions relating to shares of our common stock acquired in open market transactions after completion of the offering, provided that no public announcement or filing is required to be made regarding such transaction during the              lock-up period, and (e) enter into a 10b5-1 trading plan, provided that such plan does not permit the sale of any common stock during the              lock-up period and no public announcement or filing is made regarding such plan during the              lock-up period. In addition, the lock-up provision will not restrict broker-dealers from engaging in market making and similar activities conducted in the ordinary course of their business.

Berenberg, in its sole discretion, may release our common stock and other securities subject to the lock-up agreements described above in whole or in part at any time. When determining whether or not to release our common stock and other securities from lock-up agreements, Berenberg will consider, among other factors, the holder’s reasons for requesting the release, the number of shares for which the release is being requested and market conditions at the time of the request. In the event of such a release or waiver for one of our directors or officers, Berenberg shall provide us with notice of the impending release or waiver at least three business days before the effective date of such release or waiver and we will announce the impending release or waiver by issuing a press release at least two business days before the effective date of the release or waiver.

Electronic Offer, Sale and Distribution of Shares

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representative may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations. Other than the prospectus in electronic format, the information on these websites is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or any underwriter in its capacity as underwriter, and should not be relied upon by investors.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their affiliates have provided, and may in the future provide, various investment banking, commercial banking and other financial services for us and our affiliates for which they have received, and may in the future receive, customary fees.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively traded securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

Selling Restrictions

Canada

The common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Switzerland

The securities will not be offered, directly or indirectly, to the public in Switzerland and this prospectus does not constitute a public offering prospectus as that term is understood pursuant to article 652a or 1156 of the Swiss Federal Code of Obligations.

European Economic Area

In relation to each member State of the European Economic Area (each, a “Relevant Member State”), no shares of common stock have been offered or will be offered pursuant to the offering to the public in that Relevant Member State prior to the publication of a prospectus in relation to the common stock which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Regulation, except that offers of common stock may be made to the public in that Relevant Member State at any time under the following exemptions from the Prospectus Regulation:

•	to any legal entity which is a qualified investor as defined under Article 2 of the Prospectus Regulation;

•

to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

•	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of common stock shall require either us or any underwriter, or both, to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to any common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any common stock to be offered so as to enable an investor to decide to purchase or subscribe for any common stock, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any common stock under the offering contemplated hereby will be deemed to have represented, warranted and agreed to and with each of the underwriters and their affiliates and us that it is a qualified investor within the meaning of the Prospectus Regulation.

In the case of any common stock being offered to a financial intermediary as that term is used in Article 5(1) of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the common stock acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer to the public other than their offer or resale in a Relevant Member State to qualified investors, in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

We, the underwriters and their affiliates, and others will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

United Kingdom

No common stock has been offered or will be offered pursuant to the offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the common stock which has been approved by the Financial Conduct Authority, except that the common stock may be offered to the public in the United Kingdom at any time:

•	to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;

•

to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

•	in any other circumstances falling within Section 86 of the FSMA,

provided that no such offer of common stock shall require us or any underwriters or any of their affiliates to publish a prospectus pursuant to Section 85 of the FSMA or Article 3 of the UK Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to the common stock in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and common stock to be offered so as to enable an investor to decide to purchase or subscribe for any common stock and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law in the United Kingdom by virtue of the European Union (Withdrawal) Act 2018.

In the United Kingdom, this prospectus and any other materials in relation to the common stock described herein is only being distributed to, and is only directed at, and any investment or investment activity to which this prospectus relates is available only to, and will be engaged in only with qualified investors (as defined in the UK Prospectus Regulation) who are (i) persons having professional experience in matters relating to investments who fall within the definition of investment professionals in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “FPO”); or (ii) high net worth entities falling within Article 49(2)(a) to (d) of the FPO; or (iii) persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) in connection with the issue or sale of any common stock may otherwise lawfully be communicated or caused to be communicated, (all such persons together being referred to as Relevant Persons). The shares of common stock are only available in the United Kingdom to, and any invitation, offer or agreement to purchase or otherwise acquire the common stock will be engaged in only with, the Relevant Persons. This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other person in the United Kingdom. Any person in the United Kingdom that is not a Relevant Person should not act or rely on this prospectus or any of its contents.

Each person in the United Kingdom who acquires any common stock in hereby or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with us, the underwriters and their affiliates that it meets the criteria outlined in this section.

In the case of any common stock being offered to a financial intermediary as that term is used in Article 5(1) of the UK Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the common stock acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer to the public other than their offer or resale in the United Kingdom to qualified investors, in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

We, the underwriters and their affiliates, and others will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

France

Neither this prospectus nor any other offering material relating to the shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the shares has been or will be:

•	released, issued, distributed or caused to be released, issued or distributed to the public in France; or

•	used in connection with any offer for subscription or sale of the shares to the public in France.

Such offers, sales and distributions will be made in France only:

•

to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with, articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

•	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

•

in a transaction that, in accordance with article L.411-2-II-1° -or-2° -or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne). The shares may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (the “SFO”) of Hong Kong and any rules made thereunder; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong) (the “CO”), or which do not constitute an offer to the public within the meaning of the CO. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.

Japan

No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) (the “FIEL”) has been made or will be made with respect to the solicitation of the application for the acquisition of the shares.

Accordingly, the shares have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEL and the other applicable laws and regulations of Japan.

For Qualified Institutional Investors (“QII”)

Please note that the solicitation for newly-issued securities (as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares constitutes a “QII only private placement” (as described in Paragraph 1, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares. The shares may only be transferred to QIIs.

For Non-QII Investors

Please note that the solicitation for newly-issued securities (as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares constitutes a “small number private placement” (as is described in Paragraph 4, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares. The shares may only be transferred en bloc without subdivision to a single investor.

Singapore

Each underwriter has acknowledged that this prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, each underwriter has represented and agreed that it has not offered or sold any shares or caused the shares to be made the subject of an invitation for subscription or purchase and will not offer or sell any shares or cause the shares to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares, whether directly or indirectly, to any person in Singapore other than:

A.

to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time (the “SFA”)) pursuant to Section 274 of the SFA;

B.

to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA; or

C.	otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

A.

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

B.	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (however described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

(i)	to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(ii)	where no consideration is or will be given for the transfer;

(iii)	where the transfer is by operation of law;

(iv)	as specified in Section 276(7) of the SFA; or

(v)	as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.

Singapore SFA Product Classification—In connection with Section 309B of the SFA and the CMP Regulations 2018, unless otherwise specified before an offer of shares, we have determined, and hereby notify all relevant persons (as defined in Section 309A(1) of the SFA), that the shares are “prescribed capital markets products” (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Australia

This prospectus is not a disclosure document for the purposes of Australia’s Corporations Act 2001 (Cth) of Australia, or Corporations Act, has not been lodged with the Australian Securities & Investments Commission and is only directed to the categories of exempt persons set out below. Accordingly, if you receive this prospectus in Australia:

You confirm and warrant that you are either:

•	a “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act;

•

a “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to the Company which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made; or

•	a “professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act.

To the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor or professional investor under the Corporations Act any offer made to you under this prospectus is void and incapable of acceptance.

You warrant and agree that you will not offer any of the common shares issued to you pursuant to this prospectus for resale in Australia within 12 months of those securities being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

Israel

The shares offered by this prospectus have not been approved or disapproved by the Israel Securities Authority (the “ISA”), nor have such shares been registered for sale in Israel. The shares may not be offered or sold, directly or indirectly, to the public in Israel, absent the publication of a prospectus that has been approved by the ISA. The ISA has not issued permits, approvals or licenses in connection with this offering or publishing this prospectus, nor has it authenticated the details included herein, confirmed their reliability or completeness, or rendered an opinion as to the quality of the shares being offered.

This document does not constitute a prospectus under the Israeli Securities Law, 5728-1968 (the “Securities Law”), and has not been filed with or approved by the ISA. In the State of Israel, this document may be distributed only to, and may be directed only at, and any offer of the securities offered hereby is directed only at, (i) to the extent applicable, a limited number of persons in accordance with the Securities Law and (ii) investors listed in the first addendum (the “Addendum”), to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange Ltd., underwriters, venture capital funds, entities with equity in excess of NIS 50 million and “qualified individuals,” each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors (in each case purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum). Qualified investors will be required to submit written confirmation that they fall within the scope of the Addendum, are aware of the meaning of same and agree to it.

People’s Republic of China

This prospectus has not been and will not be circulated or distributed in the People’s Republic of China, and no securities may be offered or sold, or will be offered or sold, to any person for re-offering or resale, directly or indirectly, to any resident of the People’s Republic of China except pursuant to applicable laws and regulations of the People’s Republic of China.

We have not authorized and do not authorize the making of any offer of securities through any financial intermediary on our behalf, other than offers made by the underwriters and their respective affiliates, with a view to the final placement of the securities as contemplated in this document. Accordingly, no purchaser of the shares, other than the underwriters, is authorized to make any further offer of shares on our behalf or on behalf of the underwriters.

LEGAL MATTERS

The validity of the common stock will be passed upon for us by Pillsbury Winthrop Shaw Pittman LLP, Palo Alto, California and New York, New York. Cooley LLP, New York, New York, is acting as counsel to the underwriters in connection with certain legal matters relating to this offering.

EXPERTS

The consolidated financial statements of Interactive Strength Inc. and subsidiaries dba FORME (the “Company”) as of December 31, 2021 and 2020, and for each of the two years in the period ended December 31, 2021, included in this Prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report. Such financial statements are incorporated by reference in reliance upon the reports of such firm, given their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to our company and our common stock, reference is made to the registration statement and the exhibits and any schedules filed therewith. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by such reference. The SEC maintains an internet website at www.sec.gov that contains reports, proxy statements and other information about registrants, like us, that file electronically with the SEC.

Upon completion of this offering, we will be subject to the information reporting requirements of the Exchange Act and we will be required to file periodic reports, proxy statements and other information with the SEC. We also maintain an internet website at www.formelife.com at which, following completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Our website and the information contained therein or connected thereto shall not be deemed to be incorporated into this prospectus or the registration statement of which it forms a part. The inclusion of our website address in this prospectus is an inactive textual reference only.

INTERACTIVE STRENGTH INC, AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Interactive Strength Inc. and subsidiaries dba Forme

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Interactive Strength Inc. and subsidiaries dba FORME (the “Company”) as of December 31, 2021 and 2020, the related consolidated statements of operations and comprehensive loss, redeemable convertible preferred stock and stockholders’ deficit, and cash flows, for each of the two years in the period ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”).

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming the Company will be able to continue as a going concern. As discussed in Note 1 to the financial statements, the Company is experiencing difficulty in generating sufficient cash flow to meet its obligations and sustain its operations and does not have sufficient capital to repay certain outstanding loans currently due, has suffered recurring losses from operations and recurring negative operating cash flows since inception which raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to this matter are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Morristown, NJ

/s/ Deloitte & Touche LLP

November 2, 2022

We have served as the Company’s auditor since 2022.

INTERACTIVE STRENGTH INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share amounts)

	December 31,
	2021	2020
Assets
Current assets:
Cash and cash equivalents	$1,697	$11
Inventories, net	2,056	44
Income tax receivable	(7)	(2)
Vendor Deposit	3,944	716
Prepaid expenses and other current assets	1,165	1,328

Total current assets	8,855	2,097
Property and equipment, net	2,190	674
Intangible assets, net	2,655	1,654
Other assets	8,366	1,430

Total assets	$22,066	$5,855

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	$2,114	$4,142
Accrued expenses and other current liabilities	2,420	1,181
Deferred revenue	15	—
Related party loan payable	6,927	6,756
Convertible note payable	—	2,546

Total current liabilities	11,476	14,625
SAFE liabilities	—	4,655
PPP loan payable	520	—

Total liabilities	$11,996	$19,280

Commitments and contingencies (Note 14)
Series Seed convertible preferred stock, par value $0.001; 6,462,258 and 1,503,002 shares authorized as of December 31, 2021 and 2020, respectively; 6,462,258 and 1,493,076 shares issued and outstanding as of December 31, 2021 and 2020, respectively; liquidation preference of $15.8 million as of December 31, 2021.	7,594	2,986
Series A convertible preferred stock, par value $0.001; 19,696,870 and 0 shares authorized as of December 31, 2021 and 2020, respectively; 14,537,762 and 0 shares issued and outstanding as of December 31, 2021 and 2020, respectively; liquidation preference of $57.2 million as of December 31, 2021.	22,139	—
Stockholders’ equity
Common stock, par value $0.001; 86,000,000 and 17,000,000 shares authorized as of December 31, 2021 and 2020, respectively; 31,973,253 and 8,324,875 shares issued and outstanding as of December 31, 2021 and 2020, respectively.	3	1
Additional paid-in capital	37,806	8,041
Accumulated other comprehensive (loss) income	(159)	20
Accumulated deficit	(57,313)	(24,473)

Total stockholders’ deficit	(19,663)	(16,411)

Total liabilities, preferred stock and stockholders’ equity	$22,066	$5,855

INTERACTIVE STRENGTH INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(In thousands, except share and per share amounts)

	Year Ended December 31,
	2021	2020
Revenue:
Fitness product revenue	$319	$—
Subscription revenue	4	—
Cost of revenue:
Cost of fitness product revenue	(2,652)	(107)
Cost of subscription	(2,513)	(251)

Gross loss	(4,842)	(358)
Operating expenses:
Research and development	16,300	8,042
Sales and marketing	6,566	1,539
General and administrative	9,438	6,598

Total operating expenses	32,304	16,179

Loss from operations	(37,146)	(16,537)

Other income (expense), net:
Other income (expense), net	303	(64)
Interest expense	(935)	(257)
Change in fair value of SAFEs	(251)	495
Change in fair value of convertible notes	5,193	3,654

Total other income, net	4,310	3,828

Loss before provision for income taxes	(32,836)	(12,709)
Income tax expense	(4)	1,526

Net loss attributable to common stockholders	$(32,840)	$(11,183)

Net loss per share - basic and diluted	$(2.21)	$1.55

Weighted average common stock outstanding—basic and diluted	14,837,866	7,233,428

	Year Ended December 31,
	2021	2020
Net loss	$(32,840)	$(11,183)
Other comprehensive loss:
Foreign currency translation gain	179	588

Total comprehensive loss	$(32,661)	$(10,595)

INTERACTIVE STRENGTH INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

(In thousands, except share amounts)

	Series Seed 0 - 10		Convertible Preferred Stock Series A		Series A-1		Common Stock		Class A Common Stock		Class B Common Stock		Additional Paid-In Capital	‘Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balances at December 31, 2019	1,493,076	$2,986	—	$—	—	$—	6,072,341	$1	—	$—	—	$—	2,206	608	(13,290)	(10,475)
Transfer of common stock to Class A common stock	—	—	—	—	—	—	(6,072,341)	(1)	6,072,341	1	—	—	—	—	—	—
Issuance of Class A common stock	—	—	—	—	—	—	—	—	1,519,357	—	—	—	3,846	—	—	3,846
Issuance of Class B common stock upon conversion of Class A common stock	—	—	—	—	—	—	—	—	(1,519,357)	—	1,519,357	—	—	—	—	—
Issuance of Class B common stock upon conversion of SAFEs	—	—	—	—	—	—	—	—	—	—	733,177	—	1,921	—	—	1,921
Stock-based compensation	—	—	—	—	—	—	—	—	—	—	—	—	68	—	—	68
Foreign currency translation gain	—	—	—	—	—	—	—	—	—	—	—	—	—	(588)	—	(588)
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(11,183)	(11,183)

Balances at December 31, 2020	1,493,076	$2,986	—	$—	—	$—	—	$—	6,072,341	$1	2,252,534	$—	$8,041	$20	$(24,473)	$(16,411)
Issuance of promissory notes in exchange for stock options	—	—	—	—	—	—	—	—	—	—	—	—	106	—	—	106
Issuance of Class A common stock	—	—	—	—	—	—	—	—	2,236,761	—	—	—	4,100	—	—	4,100
Issuance of Class A common stock upon exercise of warrants	—	—	—	—	—	—	—	—	18,897,795	2	—	—	6,992	—	—	6,994
Issuance of Class B common stock upon exercise of warrants	—	—	—	—	—	—	—	—	—	—	132,000	—	237	—	—	237
Issuance of Class B common stock upon conversion of SAFEs	—	—	—	—	—	—	—	—	—	—	2,082,349	—	5,667	—	—	5,667
Issuance of Class B common stock upon exercise of stock options	—	—	—	—	—	—	—	—	—	—	299,473	—	35	—	—	35
Issuance of Series Seed-2-10 preferred stock upon conversion of SAFEs	2,935,563	2,655	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of Series Seed-2 preferred stock upon conversion of SAFE	250,000	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of Series Seed-3 preferred stock upon conversion of SAFE	37,313	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of Series Seed-4 preferred stock upon conversion of SAFE	21,131	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of Series Seed-5 preferred stock upon conversion of SAFEs	512,425	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of Series Seed-6 preferred stock upon conversion of SAFEs	122,500	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of Series Seed-7 preferred stock upon conversion of SAFEs	257,797	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of Series Seed-8 preferred stock upon conversion of SAFEs	665,588	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of Series Seed-9 preferred stock upon conversion of SAFEs	741,591	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

	Series Seed 0 - 10		Convertible Preferred Stock Series A		Series A-1		Common Stock		Class A Common Stock		Class B Common Stock		Additional Paid-In Capital	‘Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Issuance of Series Seed-10 preferred stock upon conversion of SAFEs	327,218	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of Series Seed-9 preferred stock upon conversion of convertible notes	2,013,205	1,933	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of Series Seed-9 preferred stock	20,414	20	—	—	—	—	—	—	—	—	—	—	94	—	—	94
Issuance of Series A preferred stock net of issuance costs of $135	—	—	9,319,622	12,113	—	—	—	—	—	—	—	—	11,370	—	—	11,370
Issuance of Series A preferred stock upon conversion of convertible notes	—	—	3,686,406	7,422	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of Series A-1 preferred stock upon conversion of convertible notes	—	—	—	—	1,531,734	2,604	—	—	—	—	—	—	—	—	—	—
Stock-based compensation	—	—	—	—	—	—	—	—	—	—	—	—	1,164	—	—	1,164
Foreign currency translation gain	—	—	—	—	—	—	—	—	—	—	—	—	—	(179)	—	(179)
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(32,840)	(32,840)

Balances at December 31, 2021	6,462,258	$7,594	13,006,028	$19,535	1,531,734	$2,604	—	$—	27,206,897	$3	4,766,356	$—	$37,806	$(159)	$(57,313)	$(19,663)

INTERACTIVE STRENGTH INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

(In thousands)

	Year Ended December 31,
	2021	2020
Cash Flows From Operating Activities:
Net loss	$(32,840)	$(11,183)
Adjustments to reconcile net loss to net cash used in operating activities:
Foreign currency	(54)	85
Depreciation	747	137
Amortization	1,444	—
Inventory valuation	1,371	—
Stock-based compensation	1,164	68
Interest expense	978	257
Change in fair value of SAFEs	251	(495)
Change in fair value of convertible notes	(5,193)	(3,654)
Changes in operating assets and liabilities
Inventories	(3,410)	(44)
Prepaid expenses and other current assets	163	696
Vendor deposits	(3,228)	(725)
Other assets	292	10
Accounts payable	(1,181)	430
Accrued expenses and other current liabilities	1,225	995
Customer deposits and deferred revenue	15	—

Net cash used in operating activities	(38,256)	(13,423)
Cash Flows From Investing Activities:
Purchase of property and equipment	(2,623)	(286)
Acquisition of internal use software	(1,429)	(1,654)
Acquisition of software and content	(8,307)	(1,368)

Net cash used in investing activities	(12,359)	(3,308)
Cash Flows From Financing Activities:
Proceeds from PPP loan	520	—
Proceeds from issuance of related party loans	1,361	2,931
Payments of related party loans	(1,887)	(581)
Overdraft amounts with banks	—	64
Proceeds from issuance of SAFEs	3,479	8,540
Proceeds from issuance of Preferred Stock - Series A, net of issuance costs	30,475	—
Proceeds from issuance of convertible notes	14,355	6,200
Proceeds from the issuance of common stock A	4,100	—
Proceeds from the exercise of warrants	2	—
Proceeds from the exercise of common stock options	47	—

Net cash provided by financing activities	52,452	17,154

Effect of exchange rate on cash	(151)	(415)
Net Increase In Cash and Cash Equivalents	1,686	8

Cash and cash equivalents at beginning of period	11	3

Cash and cash equivalents at end of period	$1,697	$11

Supplemental Disclosure Of Cash Flow Information:
Property & equipment in AP	$135	$498
Inventories in AP and accrued	$27	$—
Convertible note issued in lieu of AP	$400	$—
Issuance of promissory notes in exchange for stock options	$105	$—
Issuance of common stock in connection with exercise of warrants	$6,605	$—
Issuance of warrants in connection with Series A	$388	$—
Issuance of Series Seed preferred stock in connection with convertible notes payable	$1,947	$—
Issuance of Series Seed in connection with convertible SAFEs	$2,665	$—
Issuance of common stock in connection with convertible SAFEs	$5,667	$5,766

INTERACTIVE STRENGTH INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Description of Business and Basis of Presentation

Description and Organization

Interactive Strength Inc., together with its consolidated subsidiaries doing business as “Forme” (“Forme” or the “Company”), is an interactive home fitness platform that offers an immersive smart home gym with a life-size touchscreen mirror and accessories. Our Members are defined as any individual who has a Forme account through a paid connected fitness subscription. The Company’s interactive home fitness platform is known as the Studio, for which the Company continues to develop new accessories and add-ons to further customize a Member’s experience (“Connected Fitness Products”). Through the Studio, Members can stream immersive, instructor-led boutique classes anytime, anywhere. The Company enables Members to get the most out of their wellness journey from their home.

Basis of Presentation and Consolidation

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the U.S. Securities and Exchange Commission (“SEC”). The consolidated financial statements include the accounts of Interactive Strength Inc. and its subsidiaries in which the Company has a controlling financial interest. All intercompany balances and transactions have been eliminated.

Liquidity and Going Concern

Since its inception, the Company has sustained recurring losses and has relied on funding from private investors and other third-parties (collectively “outside capital”) to execute its growth strategy. As a result, the Company incurred a net loss of $32.8 million during the year ended December 31, 2021 and had an accumulated deficit of $57.3 million as of December 31, 2021. The Company’s long-term success is dependent upon its ability to successfully develop, market, and deliver its revenue-generating products and services in a profitable manner. While management believes the Company can be successful in executing its growth strategy, no assurance can be provided it will be able to do so in a timely or profitable manner. As a result, the Company anticipates it will continue to rely on outside capital to fund the Company’s operations for the foreseeable future.

As of the date the accompanying consolidated financial statements were issued (the “issuance date”), the Company’s available liquidity was not sufficient to fund the Company’s operations over the next twelve months or meet its obligations as they become due, absent the Company’s ability to secure additional outside capital. While management plans to take action to address the Company’s liquidity needs, such as cost mitigation initiatives to reduce unnecessary costs, securing additional outside capital, pursuing an initial public offering of the Company’s common stock, and/or pursuing other strategic arrangements, no assurance can be provided that management’s actions will be sufficient to fund the Company’s operations over the next twelve months or meet its obligations as they become due.

In addition, as of December 31, 2021, the Company had loans outstanding from certain related parties (See Note 21) with an aggregate principal and interest amount owed of approximately $6.9 million. Certain of these loans matured prior to December 31, 2021, but their repayment has been temporarily waived, and the remaining loans are scheduled to mature over the next twelve months beyond issuance date. However, absent additional outside capital, the Company will be unable to repay these loans upon their maturity and, as such, the aggregate amounts owed have been classified as current debt in the accompanying consolidated balance sheet as of December 31, 2021.

In the event the one or more of management’s planned actions are not sufficient to fund the Company’s operations over the next twelve months or meet its obligations as they become due, management will be required to seek other strategic alternatives, which may include, among others, a significant curtailment in the Company’s operations, a sale of certain of the Company’s assets, a sale of the entire Company to strategic or financial investors, and/or allowing the Company to become insolvent by filing for bankruptcy. These uncertainties raise substantial doubt about the Company’s ability to continue as a going concern.

The accompanying consolidated financial statements have been prepared on the basis that the Company will continue to operate as a going concern, which contemplates that the Company will be able to realize assets and settle liabilities and commitments in the normal course of business for the foreseeable future. Accordingly, the accompanying consolidated financial statements do not include any adjustments that may result from the outcome of these uncertainties.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue, expenses, and related disclosures. On an ongoing basis, the Company evaluates its estimates, including, among others, those related to revenue related reserves, the realizability of inventory, fair value measurements, useful lives of long lived assets, including property and equipment and finite lived intangible assets, product warranty, stock-based compensation expense, valuation of the debt component of convertible notes, warrant liabilities, simple agreement for future equity (“SAFE”) liabilities, and commitments and contingencies. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable. Actual results may differ from these estimates.

Segment Information

Operating segments are defined as components of an enterprise for which separate and discrete information is available for evaluation by the chief operating decision-maker (“CODM”) in deciding how to allocate resources and assess performance. The Company has one operating segment, the development and sale of its at-home fitness technology platform. The Company’s chief operating decision maker, its chief executive officer, manages the Company’s operations on a consolidated basis for the purpose of allocating resources. As the Company has one reportable segment, all required segment financial information is presented in the consolidated financial statements. The Company currently operates in the United States, the United Kingdom, and Taiwan. As of December 31, 2021 and 2020, substantially all of the Company’s long-lived assets are held in the United States.

Cash

Cash consists of cash on deposit in banks.

Concentration of Credit Risk and Off-Balance Sheet Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company has not experienced any credit losses on its cash or cash equivalents. The Company maintains its cash and cash equivalents at a high-quality financial institution. Management believes that such funds are not exposed to any significant credit or concentration risk. The Company has no financial instruments with off-balance-sheet risk of loss and has not experienced any losses on such accounts.

Fair Value Measurements

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Subsequent changes in fair value of these financial assets and liabilities are recognized in earnings when they occur. When determining the fair value measurements for assets and liabilities which are required to be recorded at fair value, the Company considers the principal or most advantageous market in which the Company would transact and the market-based risk measurement or assumptions that market participants would use in pricing the assets or liabilities, such as inherent risk, transfer restrictions, and credit risk.

The Company applies the following fair value hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:

•	Level 1 inputs are based on quoted prices in active markets for identical assets or liabilities.
•

Level 2 inputs are based on observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets with insufficient volume or infrequent transactions (less active markets), or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

•

Level 3 inputs are based on unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities, and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability.

The Company’s material financial instruments consist primarily of cash and cash equivalents, accounts receivable, accounts payable, accrued expenses, convertible notes, SAFEs and warrants. The carrying amounts of current financial instruments, which include cash, accounts receivable, accounts payable and accrued expenses, approximate their fair values due to the short-term nature of these instruments.

Inventories

Inventories, which are comprised of finished goods, are stated at the lower of cost or net realizable value, with cost determined using actual costs. The Company maintains inventory in a third-party warehouse. Reserves are established to reduce the cost of excess and obsolete inventories to their estimated net realizable value and are reflected in cost of revenues in the consolidated statement of operations. The Company assessed the obsolescence reserve by evaluating factors such as inventory levels, historical sales, and the remaining life of its products. Inventory losses are written-off against the reserve.

Vendor Deposits

Vendor deposits represent prepayments made to the third-party manufacturers of the Company’s inventory. In general, the Company’s manufacturers require that the Company pay a portion of the costs for a manufacturing purchase order in advance, with the remaining cost being invoiced upon delivery of the products. Prior to receipt of the goods, any costs associated with the prepayments made by the Company are reflected as vendor deposits on the Company’s consolidated balance sheet.

Capitalized Studio Content

Capitalized Studio content costs include certain expenditures to develop video and live content for the Company’s customers. The Company capitalizes production costs for recorded content in accordance with ASC 926-20, Entertainment-Films - Other Assets - Film Costs. The Company recognizes capitalized content, net of accumulated amortization, within other non-current assets in the consolidated balance sheets and recognizes the related amortization expense as a component of cost of revenue in the consolidated statements of operations and comprehensive income (loss). Costs which qualify for capitalization include production costs, development costs, direct costs, labor costs, and production overhead. Expenditures for capitalized content are included within operating activities in the consolidated statements of cash flows. Based on certain factors, including historical and estimated user viewing patterns, the Company amortizes individual titles within the Studio content library on a straight-line basis over a three-year useful life. The Company reviews factors impacting the amortization of the capitalized Studio content on an ongoing basis. Estimates related to these factors require considerable management judgment.

The Company considered certain factors in determining the useful life of the content, including expected periods over which the content will be made available through the platform and related viewership, the lack of “obsolescence” of such content over such period given the nature of its videos (i.e., exercise classes which are not significantly impacted by changes in markets or customer preferences, and/or for which the content is expected to significantly change or evolve over time), and the expected significant growth of its subscriber base which will contribute to substantial increases in viewership over time given the recent launch of its product and subscription offerings. Based on these factors, the Company has determined that a three-year (3-year) amortization period is reasonable for the content. The Company will continue to review factors impacting the amortization of the capitalized content on an ongoing basis.

The Company’s business model is subscription based as opposed to generating revenues at a specific title level. Therefore, all content assets are monetized as part of a single asset group. The content is assessed at the group level when an event or change in circumstances indicates a change in the expected usefulness of the content or that fair value may be less than unamortized cost. Unamortized costs are assessed for impairment regardless of whether the produced content is completed. To date, the Company has not recognized an impairment with regards to the carrying value of its content portfolio. If circumstances in the future suggest that an impairment may exist, these aggregated content assets will be stated at the lower of unamortized cost or fair value. In addition, unamortized costs for assets that have been, or are expected to be, abandoned are written off. The unamortized cost of content is approximately $4.9 million as of December 31, 2021.

Identifiable Intangible Assets

The Company capitalizes certain eligible software development costs incurred in connection with its internal use software in accordance with ASC 350-40, Internal-use Software and ASC 985, Software. These capitalized costs also relate to the Company’s Studio software that is accessed by its customers on a subscription basis as well as certain costs associated with its information systems. Capitalized software costs are amortized over the estimated useful life is three years. Capitalization begins once the application development stage begins, management has authorized and committed to funding the project, it is probable the project will be completed, and the software will be used to perform the function intended. Internal and external costs, if direct and incremental, are capitalized until the software is substantially complete and ready for its intended use. The Company expenses all costs incurred that relate to planning and post-implementation phases of development.

During the years ended December 31, 2021 and 2020, the Company capitalized $1.4 million, and $1.7 million, respectively, of internally developed software.

Amortization is computed on a straight-line basis over the following estimated useful lives:

Internal-use software	3 years

Property and Equipment

Property and equipment purchased by the Company are stated at cost less accumulated depreciation. Major updates and improvements are capitalized, while charges for repairs and maintenance which do not improve or extend the lives of the respective asset, are expensed as incurred. The Company capitalizes the cost of pre-production tooling which it owns under a supply arrangement. Pre-production tooling, including the related engineering costs the Company will not own or will not be used in producing products under long-term supply arrangements, are expensed as incurred.

Depreciation and amortization is computed on a straight-line basis over the following estimated useful lives:

Pre-production tooling	2 – 5 years
Machinery and equipment	2 – 10 years
Furniture and fixtures	3 – 5 years
Leasehold improvements	Lesser of lease term or estimated useful life

Content Licensing Agreement

The Company entered into two agreements with a third-party content provider (“Content Provider”), a service agreement and a collaboration agreement. Per the service agreement, Forme is to provide content creation services for the Content Provider in which the Company is to produce workout content using the Content Provider’s trainers and studios. Under the collaboration agreement, both the Company and the Content Provider agree to jointly market their partnership; in addition, the collaboration agreement provides the Company with a license to use the Content Provider’s content on its Studio fitness ecosystem (i.e., the “License”). The license issued to the Company allows the Company to reproduce, modify, prepare derivative works based upon, distribute, publicly display, publicly perform the content and the modified content, to market, advertise or promote the Company, perform specified activities, and provide the Company’s customers access to and use of the Content Provider’s content, throughout the world on the Company’s Studio devices and in any media, so long as such other media is associated or related to the use of the Company’s Studio devices.

The Content Provider is committed to developing a minimum number of hours of content for the Company’s exclusive use over the five-year term, subject to extensions, of the collaboration agreement. In exchange, the Company is required to pay fixed fees, totaling $9.0 million, of which $1.2 million are due within the first year of the agreement, and the remaining fixed fees are paid systematically over the initial five-year terms. Additional payments could be required if the Company’s member subscription amount from the licensed content exceed certain stipulated annual and cumulative thresholds during the contract term.

The Company will recognize an asset and liability for the total minimum commitment (the license fee) on a quarterly basis approximating $1.4 million in 2021. The Company believes the estimated number of future showings or content produced by the Content Provider will remain consistent for each tranche over the initial term of the agreement and consistent with the content produced by the Company. The content produced by the Company and the content licensed from the Content Provider by the Company will be made available and marketed to the customer in the same way. As the content is ultimately being consumed by the customer in the same way the Company believes it will have the same estimated number of future showings and estimated useful life as the Company produced content. As such, each quarterly tranche will be amortized over three (3) years. The unamortized cost of content is approximately $1.2 million as of December 31, 2021. Refer to Note 14 for additional information.

The liability will be recorded and accreted at the gross amount for each tranche of content delivered to the Company for $0.5 million per quarter and will be decreased when the payments per the payment schedule above are made. The liability for the license fee is approximately $1.1 million as of December 31, 2021.

Music Royalty Fees

The Company recognizes music royalty fees as these fees are incurred in accordance with the terms of the relevant license agreement with the music rights holder. The incurrence of such royalties is primarily driven by the number of paid subscribers each month and it is classified as subscription cost of revenue within the Company’s statement of operations. The Company’s license agreements with music rights holders generally include provisions for advance royalties as well as minimum guarantees. When a minimum guarantee is paid in advance, the guarantee is recorded as a cost to fulfill or prepaid asset and amortized over the shorter of the period consumed or the term of the agreement.

Impairment of Long-Lived Assets

The Company evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset (or asset group) to the future undiscounted cash flows expected to be generated by the assets (or asset group). If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the assets exceeds their fair value. There were no charges as a result of impairment for the years ended December 31, 2021 and 2020.

Leases

The Company leases office space and recognizes related rent expense on a straight-line basis over the term of the lease.

Convertible Notes

As permitted under ASC Topic 825, Financial Instruments, the Company has elected the fair value option to account for its convertible notes. In accordance with ASC Topic 825, the Company records these convertible notes at fair value with changes in fair value recorded as a component of other expense, net in the consolidated statement of operations and comprehensive income (loss). As a result of applying the fair value option, direct costs and fees related to the convertible notes were expensed as incurred and were not deferred. The Company concluded that it was appropriate to apply the fair value option as they are liabilities that are not, in whole or in part, classified as a component of members’ deficit. In addition, the convertible notes meet other applicable criteria for electing fair value option under ASC Topic 825.

Derivative Instruments

The Company measures derivative financial instruments at fair value and recognizes them as either assets or liabilities on the consolidated balance sheets. The Company evaluates its convertible instruments and other contracts to determine if those contracts or embedded components of those contracts qualify as derivatives requiring separate recognition in the Company’s financial statements in accordance with the criteria under ASC 815-15. As of December 31, 2021 and 2020, the Company did not have any material derivative contracts or contracts with material embedded derivative features requiring bifurcation.

Simple Agreements for Future Equity (“SAFES”) and Advance Subscription Agreements (“ASAs”)

The Company has issued several SAFEs and ASAs in exchange for cash financing. The SAFEs were initially measured at fair value using a probability weighted expected return method (PWERM) and were subsequently remeasured at fair value at each reporting period, through the date of conversion. The ASAs were initially measured at fair value utilizing the fair value of the Company’s common stock according to the ASC 718 valuation performed by an independent appraiser closest to the date of grant and were subsequently remeasured at fair value at each reporting period, through date of conversion. The remeasurements of the SAFEs and ASAs resulted in the recognition of a $0.3 million loss for the year ended December 31, 2021 and the recognition of a $0.5 million gain for the year ended December 31, 2020 (see Note 4 to the consolidated financial statements for the accounting for an significant inputs to the valuation of the SAFE and ASA instruments). The fair value of the outstanding SAFEs and ASAs were $4.7 million as of December 31, 2020. Pursuant to the SAFE agreement provisions, all outstanding SAFE instruments were converted to preferred stock in 2021, in connection with a Series A financing. All ASAs were converted to common stock on the respective ASA Longstop Dates (6-month anniversary of issuance). There were are no outstanding SAFEs or ASAs as of December 31, 2021.

Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties, and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated. If a loss is reasonably possible and the loss or range of loss can be reasonably estimated, the Company discloses the possible loss or states that such an estimate cannot be made.

Revenue Recognition

On January 1, 2020, the Company adopted Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASC 606”) and all subsequent amendments. As the Company had not recognized any revenue prior to the adoption of the new standard, there was no impact on the measurement or timing of revenue recognition as a result of the adoption. Revenue is recognized when control of the promised goods or services is transferred to the Company’s customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. Refer to Note 3 for additional information.

Cost of Revenue

Cost of revenue relates to the Fitness Product costs, including manufacturing costs, duties and other applicable importing costs, shipping and handling costs, packaging, warranty replacement costs, fulfillment costs, warehousing costs, depreciation of property and equipment, and certain allocated costs related to management, facilities, and personnel-related expenses associated with supply chain logistics.

Subscription costs include costs associated with the creation of content, including associated payroll, filming and production costs, other content specific costs, hosting fees, music royalties, amortization of capitalized software development costs, and warranty replacement and servicing costs associated with extended warranty contracts.

Advertising Costs

Advertising and other promotional costs to market the Company’s products are expensed as incurred. Advertising expenses were $2.0 million and $0.7 million for the years ended December 31, 2021 and 2020, respectively, and are included within sales and marketing expenses in the consolidated statements of operations and comprehensive loss.

Research and Development Costs

Research and development expenses consist primarily of personnel- and facilities-related expenses, consulting and contractor expenses, tooling and prototype materials software platform expenses, and depreciation of property and equipment. Substantially all of the Company’s research and development expenses are related to developing new products and services and improving existing products and services. Research and development expenses are expensed as incurred.

Redeemable Convertible Preferred Stock

The Company has classified redeemable convertible preferred stock (“Preferred Stock”) as temporary equity in the accompanying consolidated balance sheets and excluded from stockholders’ deficit as the potential redemption of such stock is outside the Company’s control and would require the redemption of the then-outstanding convertible preferred stock. The convertible preferred stock is not redeemable except for in the event of a liquidation, dissolution, or winding up of the Company (see Note 14). Costs incurred in connection with the issuance of convertible preferred stock, as well as the recognition of the preferred stock tranche liability, are recorded as a reduction of gross proceeds from issuance. The Company does not accrete the carrying values of the preferred stock to the redemption values since the occurrence of these events were not considered probable as of December 31, 2021 and 2020. Subsequent adjustments of the carrying values to the ultimate redemption values will be made only when it becomes probable that these events will occur.

Stock-Based Compensation

In December 2020, the Board of Directors adopted the 2020 Equity Incentive Plan (“the 2020 Plan”). Stock-based awards are measured at the grant date based on the fair value of the award and are recognized as expense, net of actual forfeitures, on a straight-line basis over the requisite service period, which is generally the vesting period of the respective award. The Company estimates the fair value of stock options using the Black-Scholes option pricing model. The determination of the grant date fair value of stock awards issued is affected by a number of variables, including the fair value of the Company’s common stock, the expected common stock price volatility over the expected life of the awards, the expected term of the stock option, risk-free interest rates, and the expected dividend yield of the Company’s common stock. The Company derives its volatility from the average historical stock volatilities of several peer public companies over a period equivalent to the expected term of the awards. The Company estimates the expected term based on the simplified method for employee stock options considered to be “plain vanilla” options, as the Company’s historical share option exercise experience does not provide a reasonable basis upon which to estimate the expected term. The risk-free interest rate is based on the United States Treasury yield curve in effect at the time of grant. Expected dividend yield is 0.0% as the Company has not paid and does not currently anticipate paying dividends on its common stock.

Stock-based compensation expense is classified in the accompanying consolidated statement of operations in the same manner in which the award recipient’s payroll costs are classified or in which the award recipients service payments are classified.

Foreign Currency Transactions

The functional currency for the Company’s wholly-owned foreign subsidiaries, Interactive Strength UK and Interactive Strength Taiwan, is the United States dollar. All foreign currency transaction gains and losses are recognized in the consolidated statements of operations and comprehensive loss through other income (expense). The Company has not recognized material currency transaction gains or losses during the years ended December 31, 2021 and 2020.

Comprehensive Loss

Comprehensive loss includes net loss as well as other changes in stockholders’ deficit that result from transactions and economic events other than those with stockholders. For the years ended December 31, 2021 and 2020, comprehensive loss included $0.2 million and $0.6 million of foreign currency transaction gains, respectively.

Loss Per Share

The Company computes earnings (loss) per share using the two-class method required for participating securities. The two-class method requires income available to common stockholders for the period to be allocated between common stock and participating securities based upon their respective rights to receive dividends as if all income for the period had been distributed. The Company’s redeemable convertible preferred stock and common stock issued upon early exercise of stock options are participating securities. The Company considers any shares issued upon early exercise of stock options, subject to repurchase, to be participating securities because holders of such shares have non-forfeitable dividend rights in the event a cash dividend is declared on common stock. These participating securities do not contractually require the holders of such shares to participate in the Company’s losses. As such, net losses for the periods presented were not allocated to the Company’s participating securities.

Basic earnings (loss) per share is computed using the weighted-average number of outstanding shares of common stock during the period. Diluted earnings (loss) per share is computed using the weighted-average number of outstanding shares of common stock and, when dilutive, potential shares of common stock outstanding during the period. Potential shares of common stock consist of incremental shares issuable upon the assumed exercise of stock options, employee stock purchase plan (“ESPP”) shares to be issued, and vesting of restricted stock awards.

Income Taxes

The Company utilizes the asset and liability method for computing its income tax provision. Deferred tax assets and liabilities reflect the expected future consequences of temporary differences between the financial reporting and tax bases of assets and liabilities as well as operating loss, capital loss, and tax credit carryforwards, using enacted tax rates. Management makes estimates, assumptions, and judgments to determine the Company’s provision for income taxes, deferred tax assets and liabilities, and any valuation allowance recorded against deferred tax assets. The Company assesses the likelihood that its deferred tax assets will be recovered from future taxable income and, to the extent the Company believes recovery is not likely, establishes a valuation allowance.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. The tax benefits recognized from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement. Interest and penalties related to unrecognized tax benefits, which to date have not been material, are recognized within income tax expense.

Recently Issued Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board (“FASB”), or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the impact of recently issued standards that are not yet effective will not have a material impact on the Company’s consolidated financial statements upon adoption. The Company qualifies as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) and has elected not to “opt out” of the extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company will adopt the new or revised standard at the time private companies adopt the new or revised standard and will do so until such time that the Company either (i) irrevocably elects to “opt out” of such extended transition period or (ii) no longer qualifies as an emerging growth company. As noted below, certain new or revised accounting standards were early adopted.

Accounting Pronouncements Recently Adopted

ASU 2020-06

The Company early adopted ASU 2020-06, Debt – Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Entity’s Own Equity (Subtopic 815-40) (“ASU 2020-06”). The update simplifies the accounting for convertible debt instruments and convertible preferred stock by reducing the number of accounting models and limiting the number of embedded conversion features separately recognized from the primary contract. The guidance also includes targeted improvements to the disclosures for convertible instruments and earnings per share. ASU 2020-06 is effective for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020. The Company adopted ASU 2020-06 effective January 1, 2021, using the modified retrospective method. The adoption did not have a material impact on the Company’s financial statements.

ASU 2018-07

The Company adopted ASU 2018-07, “Compensation—Stock Compensation (Topic 718): Improvements to Non-employee Share-Based Payment Accounting” (“ASU 2018-07”), at inception, prior to the issuance of any stock option grants. The standard expands the scope of ASC 718 to include all share-based payment arrangements related to the acquisition of goods and services from both non-employees and employees. Accordingly, equity-classified share-based payment awards issued to non-employees are measured at grant date fair value similarly to those of employees and do not require revaluation as the equity instruments vest. The new standard allows entities to use the expected term to measure non-employee options or elect to use the contractual term as the expected term, on an award-by-award basis

ASU 2014-09

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASC 606”), which supersedes existing revenue recognition guidance under GAAP. The updated standard provides a single, principles-based approach to the recognition of revenue from all contracts with customers and requires an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which it expects to be entitled in exchange for those goods or services. The standard defines a five-step process to achieve this principle and requires companies to use more judgment and make more estimates than under the previous guidance. See Note 3 for additional information related to revenues. The Company adopted this accounting standard prior to recognizing revenue with no impact on its consolidated financial statements.

ASU 2020-10

In October 2020, the FASB issued ASU 2020-10 (“ASU-2010”), Codification Improvements, which updates various codification topics by clarifying or improving disclosure requirements to align with the SEC’s regulations. The Company adopted this accounting standard as of January 1, 2021 with no material impact on its consolidated financial statements.

Accounting Pronouncements Not Yet Adopted

ASU 2016-02

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) (“ASU 2016-02”). Under ASU 2016-02, an entity is required to recognize right-of-use assets and lease liabilities on its balance sheet and disclose key information about leasing arrangements. For leases with a term of twelve months or less, the lessee is permitted to make an accounting policy election not to recognize lease assets and lease liabilities by class of underlying assets. The new lease standard is effective for the Company beginning January 1, 2022. The Company will adopt the new standard using a modified retrospective basis, which requires the Company to reflect its leases on its balance sheet for the earliest comparative period presented. The Company expects to elect the package of practical expedients, which allows entities to not reassess (i) whether an arrangement is or contains a lease, (ii) the classification of its leases, and (iii) the accounting for initial direct costs. Further, the Company anticipates electing, by class of underlying asset, the short-term lease exception for leases with terms of twelve months or less. In doing so, the Company will not recognize a lease liability or right of use asset on its consolidated balance sheets for such short-term leases. Finally, the Company expects to elect, by class of underlying asset, the practical expedient to not separate lease and non-lease components. The adoption of this standard is not expected to have a material impact on the Company’s financial statements and related disclosures.

ASU 2019-12

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which amends ASC Topic 740, Income Taxes. This ASU simplifies the accounting for income taxes by modifying the treatment of intraperiod tax allocation in certain circumstances, eliminating an exception to recognizing deferred tax liabilities for outside basis differences for foreign equity method investments and foreign subsidiaries when ownership or control changes, and modifying interim period tax calculations when a loss is forecasted. In addition, this ASU also requires that enacted changes in tax laws or rates be included in the annual effective rate determination in the period that includes the enactment date and clarifies the tax accounting of a step up in tax basis of goodwill. The new guidance is effective for the year beginning January 1, 2022 with option adoption prior to the effective date. The Company does not expect the adoption of this standard to have a material impact on the Company’s consolidated financial statements.

ASU 2020-04 and ASU 2021-01

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting. This guidance provides temporary optional expedients and exceptions to accounting guidance on contract modifications and hedge accounting to ease entities’ financial reporting burdens as the market transitions from the London Interbank Offered Rate (LIBOR) and other interbank offered rates to alternative reference rates. In January 2021, the FASB issued ASU 2021-01, Reference Rate Reform (Topic 848), which refines the scope of Topic ASC 848 and clarifies some of its guidance. The amendments in ASU 2021-01 are elective and apply to all entities that have derivative instruments that use an interest rate for margining, discounting, or contract price alignment that is modified as a result of reference rate reform. The guidance in both updates was effective upon issuance and generally can be applied through December 31, 2022. The Company plans to adopt this standard when LIBOR is discontinued. The Company is currently evaluating the potential impact of adopting this new accounting guidance, but does not expect the adoption of the standard to have a material impact on its consolidated financial statements.

3. Revenue Recognition

The Company’s primary source of revenue is solely derived from the United States from sales of its Connected Fitness Products and related accessories and associated recurring Subscription revenue.

The Company determines revenue recognition through the following steps:

•	Identification of the contract, or contracts, with a customer;

•	Identification of the performance obligations in the contract;

•	Determination of the transaction price;

•	Allocation of the transaction price to the performance obligations in the contract; and

•	Recognition of revenue when, or as, the Company satisfies a performance obligation.

Revenue is recognized when control of the promised goods or services is transferred to the Company’s customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. The Company’s revenue is reported net of sales returns, discounts and incentives as a reduction of the transaction price. The Company estimates its liability for product returns and concessions based on historical trends by product category, impact of seasonality, and an evaluation of current economic and market conditions and records the expected customer refund liability as a reduction to revenue, and the expected inventory right of recovery as a reduction of cost of revenue. If actual return costs differ from previous estimates, the amount of the liability and corresponding revenue are adjusted in the period in which such costs occur.

The Company applies the practical expedient as per ASC 606-10-50-14 and does not disclose information related to remaining performance obligations due to their original expected terms being one year or less.

The Company expenses sales commissions on its Connected Fitness Products when incurred because the amortization period would have been less than one year. These costs are recorded in Sales and marketing in the Company’s consolidated statements of operations and comprehensive loss.

Connected Fitness Products

Connected Fitness Products include the Company’s portfolio of Connected Fitness Products and related accessories, delivery and installation services, and extended warranty agreements. The Company recognizes Connected Fitness Product revenue net of sales returns and discounts when the product has been delivered to the customer, except for extended warranty revenue which is recognized over the warranty period. The Company allows customers to return products within thirty days of purchase, as stated in its return policy.

The Company records payment processing fees for its credit card sales for Connected Fitness Products within Sales and marketing in the Company’s consolidated statements of operations and comprehensive loss.

Subscription

The Company’s subscriptions provide unlimited access to content in its library of on-demand fitness classes. The Company’s subscriptions are offered on a month-to-month basis.

Amounts paid for subscription fees are included within customer deposits and deferred revenue on the Company’s consolidated balance sheets and recognized ratably over the subscription term. The Company records payment processing fees for its monthly subscription charges within cost of subscription revenue in the Company’s consolidated statements of operations and comprehensive loss.

Standard Product Warranty

The Company offers a standard product warranty that its Connected Fitness Products and related accessories will operate under normal, non-commercial use for a period of one year which covers the touchscreen, frame and all incorporated elements, and related accessories from the date of original delivery. The Company has the obligation, at its option, to either repair or replace the defective product. At the time revenue is recognized, an estimate of future warranty costs are recorded as a component of cost of revenue. Factors that affect the warranty obligation include historical as well as current product failure rates, service delivery costs incurred in correcting product failures, and warranty policies and business practices.

The Company also offers the option for customers in some markets to purchase an extended warranty and service contract that extends or enhances the technical support, parts, and labor coverage offered as part of the base warranty included with the Connected Fitness Product for an additional period of 24 to 48 months.

For third-party extended warranty service sold along with the Company’s Connected Fitness Products, the Company does not obtain control of the warranty before transferring it to the customers. Therefore, the Company accounts for revenue related to the fees paid to the third-party extended warranty provider on a net basis, by recognizing only the net commission it retains. The Company considers multiple factors when determining whether it obtains control of third-party products including, but not limited to, evaluating if it can establish the price of the product, retains inventory risk for tangible products or has the responsibility for ensuring acceptability of the product.

4. Simple Agreements for Future Equity and Advance Subscription Agreements

From 2017 to 2021, the Company issued Simple Agreements for Future Equity (“SAFE”) and Advance Subscription Agreements (“ASA”) to several investors. The SAFE and ASA agreements have no maturity date and bear no interest. The SAFE Agreements provide a right to the holder to (a) future equity in the Company in the form of SAFE Preferred Stock when it completes an Equity Financing (as defined in the SAFE agreements), or (b) future equity in the form of Common Stock or cash proceeds if there is a liquidity event or dissolution event. The ASA Agreements provide a right to the holder to future equity in the Company in the form of Common Stock when it completes an Equity Financing, in the event of a sale, on the date falling six months from the date of the Agreement, or at the option of the holder on the closing of a Non-Qualifying Financing Round (as defined in the ASA agreements) or at any time prior to the occurrence of any of the events listed above.

The SAFE and ASA agreements will expire and terminate upon either (i) the issuance of shares to the investor pursuant to an equity financing event or (ii) the payment, or setting aside for payment, of amounts due to the investor pursuant to a liquidity or dissolution event.

On July 23, 2021, in connection with a Series A financing, all outstanding SAFEs were converted through the issuance of 3.0 million shares of SAFE Preferred Stock. There were no outstanding SAFEs as of December 31, 2021.

5. Inventories, net

Inventories consist of the following:

	December 31,
(in thousands)	2021	2020
Finished products	$2,056	$44

Total inventories, net	$2,056	$44

6. Property and Equipment, net

Property and equipment consisted of the following:

	December 31,
(in thousands)	2021	2020
Pre-production tooling	$2,775	$1,220
Machinery and equipment	243	54
Leasehold improvements	113	26
Furniture and fixtures	25	—

Total	3,156	1,300
Less: Accumulated depreciation	(966)	(626)

Total property and equipment, net	$2,190	$674

Depreciation and amortization expense amounted to $0.7 million and $0.1 million for the years ended December 31, 2021 and 2020, respectively.

7. Intangible Assets, net

Identifiable intangible assets, net consist of the following:

	As of December 31,			As of December 31,
	2021			2020
(in thousands)	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Internal-use software	$3,083	$(428)	$2,655	$1,654	$—	$1,654

Total identifiable intangible assets	$3,083	$(428)	$2,655	$1,654	$—	$1,654

There was no amortization expense for the year ended December 31, 2020.

As of December 31, 2021, estimated annual amortization expense for each of the next five fiscal years is as follows:

(in thousands)
Fiscal Years Ending December 31,
2022	$1,028
2023	1,028
2024	599
2025	—
2026	—

8. Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the following:

	December 31,
(in thousands)	2021	2020
Security deposit	$607	$350
Prepaid licenses	202	106
Research and development tax credit	—	819
Other prepaids	356	53

Total prepaid expenses and other current assets	$1,165	$1,328

9. Other Assets

	December 31,
(in thousands)	2021	2020
Capitalized content costs and content licenses	$6,099	$—
Capitalized software	2,258	1 ,367
Security deposits	—	53
Other	9	10

Total other non-current assets	$8,366	$1,430

10. Accrued Expenses and Other Current Liabilities

Accrued expenses consisted of the following:

	December 31,
(in thousands)	2021	2020
Accrued bonus	$223	$—
Accrued advertising	195	—
Accrued professional fees	31	221
Accrued engineering	93	271
Accrued licenses	1,050	—
Sales tax payable	1	3
Other accrued expenses	532	295

Total accrued expenses	$2,125	$790

Other current liabilities	295	391

Total accrued expenses and other current liabilities	$2,420	$1,181

11. Debt

2020 Convertible Notes

During the year-ended December 31, 2020 the Company issued convertible notes (the “2020 Convertible Notes”) with an aggregate principal amount of $6.2 million, pursuant to a private placement offering. The 2020 Convertible Notes bore interest at 6% per annum and had a scheduled maturity date of 12 to 24 months from issuance, at which time the principal and accrued interest would be due and payable. The Company elected the fair value option for the 2020 Convertible Notes under ASC Topic 825, Financial Instruments, with changes in fair value recorded in earnings each reporting period.

The 2020 Convertible Notes did not include any financial covenants and were subject to acceleration upon the occurrence of specified events of default. The 2020 Convertible Notes were subject to the following conversion features:

•

In the event the Company completed a qualified financing, which is defined as the sale of preferred stock for gross proceeds of at least $3.0 million prior to the maturity date of the 2020 Convertible Notes, all principal and accrued interest will automatically convert into preferred stock.

•

In the event the Company did not complete a qualified financing prior to the maturity date of the 2020 Convertible Notes, at the election of the note holder, all principal and accrued interest can be converted into common stock.

The conversion price with respect to an automatic conversion upon the occurrence of a qualified financing is equal to 80% of the price per unit paid in cash by the other investors for preferred stock sold in a qualified financing. The conversion price with respect to an elective conversion at the time of maturity is equal to the fair market value of the Company divided by the Company’s fully diluted capitalization table at the time of conversion.

Two individual 2020 Convertible Notes with an aggregate principal value of $1,250,000 were subject to the following conversion features:

•

In the event the Company completed a qualified financing, which is defined as the sale of preferred stock for gross proceeds of at least $10.0 million prior to the maturity date of the related notes, all principal and accrued interest will automatically convert into preferred stock.

•

In the event the Company did not complete a qualified financing prior to the maturity date of the related notes, at the election of the note holder, all principal and accrued interest can be converted into common stock.

The conversion price with respect to an automatic conversion upon the occurrence of a qualified financing is equal to the lesser of i) 80% of the price per unit paid in cash by the other investors for preferred stock sold in a qualified financing, or ii) $50.0 million divided by the sum of the Company’s then-outstanding common stock, outstanding option, and promised options (the “Cap Price”). The conversion price with respect to an elective conversion at the time of maturity is equal to the Cap Price.

In July 2021, the Company completed a qualified financing, and as a result the 2020 Convertible Notes were automatically converted into 2,008,339 shares of Series Seed-9 preferred stock and 492,011 shares of Series A-1 preferred stock.

2021 Convertible Notes

From January through July 2021, the Company issued convertible notes (the “2021 Convertible Notes”) with an aggregate principal amount of $14.8 million, pursuant to a private placement offering. The 2021 Convertible Notes bore interest at 6% per annum and had a scheduled maturity date of 24 months from issuance, at which time the principal and accrued interest would be due and payable. The Company elected the fair value option for the 2021 Convertible Notes under ASC Topic 825, Financial Instruments, with changes in fair value recorded in earnings each reporting period.

The 2021 Convertible Notes did not include any financial covenants and are subject to acceleration upon the occurrence of specified events of default. The 2021 Convertible Notes were subject to the following conversion features:

•

In the event the Company completed a qualified financing, which is defined as the sale of preferred stock for gross proceeds of at least $10.0 million prior to the maturity date of the related notes, all principal and accrued interest will automatically convert into preferred stock.

•

In the event the Company did not complete a qualified financing prior to the maturity date of the related notes, at the election of the note holder, all principal and accrued interest can be converted into common stock.

The conversion price with respect to an automatic conversion upon the occurrence of a qualified financing is equal to the lesser of i) 80% of the price per unit paid in cash by the other investors for preferred stock sold in a qualified financing, or ii) the “Cap Price”. The conversion price with respect to an elective conversion at the time of maturity is equal to the Cap Price.

In July 2021, the Company completed a qualified financing, and as a result the 2021 Convertible Notes were automatically converted into 19,547 shares of Series Seed-9 preferred stock, 3,686,406 shares of Series A preferred stock, and 1,039,722 shares of Series A-1 preferred stock.

The Company recognized expense equal to $5.2 million and $3.7 million for the years ended December 31, 2021 and 2020, respectively, related to changes in fair value for the 2021 Convertible Notes and 2020 Convertible Notes.

Paycheck Protection Program Loan

On April 2, 2021, the Company received loan proceeds of approximately $0.5 million under the Paycheck Protection Program (“PPP”). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act (“CARES Act”), provides for loans to qualifying businesses to help sustain its employee payroll costs, rent, and utilities due to the impact of the recent COVID-19 pandemic. Loans obtained through the PPP are eligible to be forgiven as long as the proceeds are used for qualifying purposes, which include the payment of payroll costs, interest on covered mortgage obligations, rent obligations and utility payments. The receipt of these funds, and the forgiveness of the loan is dependent on the Company having initially qualified for the loan and qualifying for the forgiveness of such loan based on its adherence to the forgiveness criteria. In June 2020, Congress passed the Payroll Protection Program Flexibility Act that made several significant changes to PPP loan provisions, including providing greater flexibility for loan forgiveness.

The Company used the proceeds from the PPP loan to fund payroll costs in accordance with the relevant terms and conditions of the CARES Act. The Company followed the government guidelines and tracking costs to ensure full forgiveness of the loan. To the extent it was not forgiven, the Company would have been required to repay that portion at an interest rate of 1% over a period of 5 years, beginning May 2022 with a final installment in April 2027.

The balance outstanding for the PPP loan was $0.5 million at December 31, 2021 and was forgiven in 2022.

12. Warrants

Class A Common Stock Warrants

During July 2021 and August 2021 the Company issued an aggregate 18,897,795 warrants to purchase Class A Common Stock to various third-party investors in conjunction with its Series A financing rounds at that time. Each warrant has a strike price of $0.0001 per share and has a contractual term of ten years. The warrants are classified as other long-term liabilities within the consolidated balance sheets and are carried at fair value, with changes in fair value recorded in earnings. The fair value of the warrants at the time of issuance were recorded as a reduction to the carrying value of the related preferred stock that they were issued with.

The following is a schedule of changes in warrants issued and outstanding from December 31, 2020 to December 31, 2021:

Class A Common Stock Warrants
Outstanding as of December 31, 2020	-
Warrants issued	18,897,795
Warrants exercised	(18,897,795)

Outstanding as of December 31, 2021	-

Class B Common Stock Warrants

During July 2021, the Company issued an aggregate 995,000 warrants to purchase Class B Common Stock to various employees and nonemployees. Each warrant has a strike price of $0.0001 and has a contractual term of seven years. The warrants are classified as permanent equity within the consolidated balance sheets. 600,000 of these warrants with an aggregate fair value of $0.2 million were issued as compensation for services provided to the Company and are recorded within operating expenses, as described in Note 15.

The following is a schedule of changes in warrants issued and outstanding from December 31, 2020 to December 31, 2021:

Class B Common Stock Warrants
Outstanding as of December 31, 2020	-
Warrants issued	995,000
Warrants exercised	(132,000)

Outstanding as of December 31, 2021	863,000

13. Fair Value Measurements

The Company’s financial instruments consist of its convertible notes, warrants, SAFEs, and ASAs.

There were no assets measured at fair value on a recurring basis as of December 31, 2021 and 2020. There were no liabilities measured at fair value on a recurring basis as of December 31, 2021. Liabilities measured at fair value on a recurring basis as of December 31, 2020 were as follows:

	Fair value measurements as of December 31, 2020
	Level 1	Level 2	Level 3	Total
	(in thousands)
Liabilities
SAFE/ASA liability	$—	$—	$4,655	$4,665
Convertible notes	—	—	2,546	2,546

Total	$—	$—	$7,201	$7,201

During the year ended December 31, 2021, there were no transfers between Level 1 and Level 2, nor into and out of Level 3.

The following tables summarize the activity for the Company’s Level 3 liabilities measured at fair value on a recurring basis:

(in thousands)	SAFE Liability
Fair value at December 31, 2019	$2,315
Issuance of SAFEs and ASAs	8,602
Conversion of ASAs into common stock	(5,767)
Change in estimated fair value of financial instruments	(495)

Fair value at December 31, 2020	4,655
Issuance of SAFEs and ASAs	3,416
Change in estimated fair value of financial instruments	251
Conversion of ASAs into common stock	(5,667)
Conversion of SAFEs into series seed preferred stock	(2,655)

Fair value at December 31, 2021	$—

(in thousands)	Convertible Notes
Fair value at December 31, 2019	$—
Issuance of convertible notes	6,200
Change in estimated fair value of financial instruments	(3,654)

Fair value at December 31, 2020	2,546
Issuance of convertible notes	14,620
Change in estimated fair value of financial instruments	(5,193)
Conversion of convertible notes into Series Seed preferred stock	(1,947)
Conversion of convertible notes into Series A preferred stock	(10,026)

Fair value at December 31, 2021	$0

SAFEs

As further described in Note 4, between 2017 and 2021, the Company entered into several SAFEs with certain investors. The Company recorded the liability related to the SAFEs at fair value and subsequently remeasured the instruments to fair value using level 3 fair value measurements. The fair value of the SAFEs was determined using a probability weighted expected return method (PWERM), in which the probability and timing of potential future events (such as a qualified equity financing or a dissolution) is considered in order to estimate the fair value of the SAFEs as of each valuation date. Management determined the fair value of the SAFEs using the following significant unobservable inputs: (1) probability and timing of events, (2) 100% equity value of the business, (3) equity volatility, and (4) recovery rate. The Company recorded an unfavorable change in fair value adjustment of $0.3 million and a favorable change in fair value adjustment of $0.5 million in the consolidated statement of operations for the years ended December 31, 2021 and 2020, respectively. Upon the occurrence of a Series A financing in 2021, all outstanding SAFEs were converted through the issuance of 3.0 million shares of SAFE Preferred Stock.

Convertible Notes

As further described in Note 10, the Company entered into several convertible note arrangements with certain investors during 2020 and 2021. The Company recorded the liability related to the convertible notes at fair value and subsequently remeasured the instruments to fair value using level 3 fair value measurements. The fair value of the convertible notes was determined using a PWERM, in which the probability and timing of potential future events (such as a qualified equity financing prior to maturity) is considered in order to estimate the fair value of the convertible notes as of each valuation date. Management determined the fair value of the convertible notes using the following significant unobservable inputs: (1) probability and timing of events, (2) expected future equity value of the underlying shares at the time of conversion, and (3) a discount rate of 10.22%.

The Company recorded a change in fair value adjustment of $5.2 million and $3.7 million in the consolidated statement of operations and comprehensive loss for the years ended December 31, 2021 and 2020, respectively. Upon the occurrence of a Series A financing in 2021, all outstanding convertible notes were converted through the issuance of 7.2 million shares of Preferred Stock.

14. Commitments and Contingencies

Lease Obligations

The following represents the Company’s minimum annual rental payments under operating leases for each of the next five years and thereafter:

Year Ending December 31,	Future Minimum Payments
(in thousands)
2022	$202
2023	55
2024	9
2025	—
2026	—
Thereafter	—

Total	$266

Commitments

The Company is subject to minimum payments on a content licensing agreement.

The following represents the Company’s minimum annual guarantee payments under license agreements for each of the next five years and thereafter:

Year Ending December 31,	Future Minimum Payments
(in thousands)
2022	$1,650
2023	1,650
2024	1,950
2025	2,250
2026	1,200
Thereafter	—

Total	$8,700

Legal Proceedings

The Company is involved in legal proceedings in the normal course of business. The Company currently believes that any ultimate liability arising out of such proceedings will not have a material adverse effect on the Company’s financial position, results of operations or cash flows.

15. Redeemable Convertible Preferred Stock and Stockholders’ Equity

Common Stock

The Company’s authorized common stock consisted of 86,000,000 shares and 17,000,000 shares at $0.0001 par value, as of December 31, 2021 and 2020, respectively. The issued and outstanding common stock was 31,973,253 shares and 8,324,875 shares as of December 31, 2021 and 2020, respectively.

Warrant Transactions

On July 23, 2021, the Company issued 995,000 common stock warrants in lieu of interest payments on the Company’s convertible notes and as compensation for services provided to the Company in relation to agreements entered into with a third-party content provider. Refer to Note 2 for additional information regarding these agreements. The warrants were initially recorded at their fair value calculated using the Black-Scholes model, with the following weighted-average assumptions: exercise price of $0.0001 per share, price of $0.37 per share, expected term of 7 years, risk-free rate of 1.30%, and volatility of 65%. The fair value of the warrants of $0.4 million was recorded as a long-term liability.

On July 23, 2021, the Company issued 11,453,210 common stock warrants in connection with the issuance of preferred stock. The warrants were initially recorded at their fair value calculated using the Black-Scholes model, with the following weighted-average assumptions: exercise price of $0.0001 per share, price of $0.37 per share, expected term of 10 years, risk-free rate of 1.30%, and volatility of 65%. The fair value of the warrants of $4.2 million was recorded as a reduction in the value of the Series A Financing.

On August 25, 2021, the Company issued 7,444,585 common stock warrants in connection with the issuance of preferred stock. The warrants were initially recorded at their fair value calculated using the Black-Scholes model, with the following weighted-average assumptions: exercise price of $0.0001 per share, price of $0.37 per share, expected term of 9.9 years, risk-free rate of 1.35%, and volatility of 65%. The fair value of the warrants of $2.8 million was recorded as a reduction in the value of the Series A Financing.

Preferred Stock

As of December 31, 2021, the Company’s second amended and restated certificate of incorporation authorized the issuance of up to 26,159,128 shares of Preferred Stock, designated as follows: 1,133,701 shares as Series Seed Preferred Stock, 359,375 shares as Series Seed-1 Preferred Stock, 250,000 shares as Series Seed-2 Preferred Stock, 37,313 shares as Series Seed-3 Preferred Stock, 21,131 shares as Series Seed-4 Preferred Stock, 512,425 shares as Series Seed-5 Preferred Stock, 122,500 shares as Series Seed-6 Preferred Stock, 257,797 shares as Series Seed-7 Preferred Stock, 665,588 shares as Series Seed-8 Preferred Stock, 2,775,210 shares as Series Seed-9 Preferred Stock, 327,218 shares as Series Seed-10 Preferred Stock, 18,165,136 shares as Series A Preferred Stock, 1,531,734 shares as Series A-1 Preferred Stock.

Series Seed Financing

In August 2018, the company entered into a Series Seed Preferred Stock Purchase Agreement (the “Series Seed Agreement”) for the issuance of 1,143,627 shares of Series Seed and 359,375 shares of Series Seed-1. The Company completed its initial Series Seed closing on August 14, 2018, by issuing a total of 250,000 shares on this date at a purchase price of approximately $2.00 per share (the “Series Seed Share Price”). Between August 2018 and December 2018, the Company issued additional shares of Series Seed in a series of subsequent closings total of 883,071 shares and an additional 359,375 shares related from the conversion of the Company’s SAFE (combined the “Series Seed Financing”). The aggregate gross proceeds from the Series Seed Financing were approximately $2.3 million.

Series A Financing

In July 2021 the Company amended its Certificate of Incorporation (“COI”) to authorize the issuance of 250,000 shares of Series Seed-2, 37,313 shares of Series Seed-3, 21,131 shares of Series Seed-4, 512,425 shares of Series Seed-5, 122,500 shares of Series Seed-6, 257,797 shares of Series Seed-7, 665,588 shares of Series Seed-8, 2,775,210 shares of Series Seed-9, 327,218 shares of Seed-10, 18,165,136 shares of Series A, and 1,531,734 shares of Series A-1.

On July 23, 2021, the Company executed a Series Seed and Series A Preferred Stock Purchase Agreement (the “Series Seed and Series A Agreement”) for the purposes of raising capital in the aggregate amount of up to $33.0 million by the means of issuance of Series A, Series A-1 and Series Seed-2, Series Seed-3, Series Seed-4, Series Seed-5, Series Seed-6, Series Seed-7, Series Seed-8, Series Seed-9, and Series Seed-10 (all Series Seed issuances noted herein are collectively referred to as “Series Seed 2-10”). On this date, the Company cancelled $5.3 million and $6.9 million (including principal and interest) of Series A Convertible Notes and SAFEs, respectively, which converted into a total of 2,027,885 shares of Series Seed-9 and a total of 2,941,297 of Series Seed-2-10, respectively. On the date of the Series Seed and Series A Agreement, the Company also cancelled its 2020 Secured Convertible Notes, of which $12.1 million (including principal and interest) converted into 3,686,405 shares of Series A and $4.0 million (including principal and interest) converted into 1,531,734 shares of Series A-1(see Notes 9 and 11).

On July 23, 2021, the Company issued 2,127,406 shares of Series A at a purchase price of approximately $3.27 per share. On August 13, 2021, the Company issued 3,778,977 shares of Series A at a purchase price of approximately $3.27 per share.

On November 24, 2021, the Company amended its Amended and Restated Certificate of Incorporation to increase the number of Series A shares authorized from 9,592,788 to 18,165,136 total shares. As a result, on that date, the Company completed an additional closing of Series A and issued a total of 3,413,240 shares at a purchase price of approximately $3.27 per share.

The aggregate gross proceeds from the Series A Financing were approximately $30.5 million. Proceeds from the issuances associated with the cancellation of the convertible notes were equal to the fair value of the convertible notes upon conversion.

Dividends

The holders of preferred stock, in preference to the holders of common stock, are entitled to receive dividends upon declaration by the Board of Directors. Such dividends are non-cumulative. As of December 31, 2020 and 2021, no dividends have been declared or distributed to any stockholders.

Conversion

Each share of preferred stock is convertible, at any time, at its holder’s discretion, into common stock as is determined by dividing the original issuance price by the conversion price. The conversion price for each share of preferred stock shall initially be equal to the original issuance price for such series of preferred stock.

Each share of preferred stock shall automatically be converted into fully-paid, non-assessable shares of common stock upon the consummation of a qualified initial public offering at a public offering price of not less than $40.0 million in the aggregate. In addition, at any time prior to consummation of an initial public offering, all of the outstanding shares of a class of preferred stock shall be automatically converted into common stock upon the affirmative election of holders of a majority of the outstanding shares of the respective class of preferred stock.

Liquidation Preferences

In the event of any voluntary or involuntary liquidation event, dissolution or winding up of the Company or deemed liquidation event, the holders of Series A and Series A-1 then outstanding shall be entitled to be paid out of the assets of the Company available for distribution before any payment shall be made to the holders of Series Seed preferred stock or common stock, an amount per share equal to the greater of (a) (i) with respect to Series A, 1.25 times the Series A original share price, and (ii) with respect to Series A-1, the original issue price, together any dividends declared but unpaid, or (b) such amount per share as would have been payable had all shares of Series A and Series A-1 been converted into common stock. In the event that the assets available for distribution are not sufficient to pay the full preferential amounts, the assets will be distributed pro rata amount the holders of the Series A and Series A-1 in proportion to the full preferential amount that each such holder would otherwise be entitled to receive. The aggregate preferential amount for Series A and Series A-1 was $0 million and $57.2 million as of December 31, 2020 and 2021, respectively.

After the payment in full to the holders of Series A, the holders of Series Seed then outstanding shall be entitled to be paid out of the assets of the Company available for distribution before any payment shall be made to the holders of common stock, an amount per share equal the greater of (a) the original issue price for Series Seed, or (b) such amount per share as would have been payable had all shares of Series Seed been converted into common stock. In the event that the assets available for distribution are not sufficient to pay the full preferential amounts, the assets will be distributed pro rata amount the holders of the Series Seed in proportion to the full preferential amount that each such holder would otherwise be entitled to receive. The aggregate preferential amount for Series Seed was $3.3 million and $15.8 million as of December 31, 2020 and 2021, respectively.

After payment of the liquidation preferences to the holders of the preferred stock, the entire remaining assets and funds of the Company legally available for distribution, if any, shall be distributed ratably to the holders of common stock.

Voting

The holder of each share of preferred stock is entitled to one vote for each share of common stock into which such preferred stock is convertible at the time of the vote. With respect to such vote, such holder has full voting rights and powers equal to the voting rights of the holders of common stock.

Redemption

The Company has classified the preferred stock as temporary equity as the shares have certain redemption features that are not solely in the control of the Company. The preferred stock is not currently redeemable because the deemed liquidation provision is considered a substantive condition that is contingent on the event and it is not currently probable that it will become redeemable.

The Company classifies preferred stock in accordance with ASC 480, Distinguishing Liabilities from Equity, which requires that contingently redeemable securities be classified outside of permanent stockholders’ equity.

Accordingly, the Company has classified all shares and classes of preferred stock as mezzanine equity in the accompanying financial statements as of December 31, 2020 and 2021.

Convertible redeemable preferred stock consisted of the following as of December 31, 2021:

Redeemable Convertible Preferred Stock:	Shares Authorized	Shares Outstanding	Price per Share	Net Carrying Value	Liquidation Preference
				(in thousands)
Series A	18,165,136	13,006,028	$3.27	$19,535	$53,162
Series A-1	1,531,734	1,531,734	2.62	2,604	4,013
Series Seed	1,133,701	1,133,701	2.00	2,267	2,267
Series Seed-1	359,375	359,375	1.40	719	503
Series Seed-2	250,000	250,000	0.40	160	100
Series Seed-3	37,313	37,313	0.67	25	25
Series Seed-4	21,131	21,131	1.18	15	25
Series Seed-5	512,425	512,425	1.89	425	968
Series Seed-6	122,500	122,500	2.00	104	245
Series Seed-7	257,797	257,797	2.37	235	611
Series Seed-8	665,588	665,588	2.78	659	1,850
Series Seed-9	2,754,796	2,754,796	2.62	2,644	7,218
Series Seed-9	20,414	20,414	2.62	20	53
Series Seed-10	327,218	327,218	3.27	321	1,070

Total redeemable convertible preferred stock	26,159,128	21,000,020		$29,733	$72,110

Convertible redeemable preferred stock consisted of the following as December 31, 2020:

Redeemable Convertible Preferred Stock:	Shares Authorized	Shares Outstanding	Price per Share	Net Carrying Value	Liquidation Preference
				(in thousands)
Series Seed	1,143,627	1,133,701	$2.00	$2,267	$2,267
Series Seed-1	359,375	359,375	1.40	719	503

Total redeemable convertible preferred stock	1,503,002	1,493,076		$2,986	$2,770

16. Equity-Based Compensation

2020 Equity Incentive Plan

In December 2020, the Board of Directors approved the establishment of the 2020 Plan to provide stock award grants to employees, directors, and consultants of the Company. The Board of Directors, or at its sole discretion, a committee of the Board of Directors, is responsible for the administration of the 2020 Plan. As of December 2021, the Board of Directors has authorized the issuance of up to 3,000,000 shares of common stock for stock award grants, including incentive and non-qualified stock options; restricted stock; or stock appreciation rights.

The 2020 Plan requires that the per share exercise price of each stock option shall not be less than 100% of the fair market value of the common stock subject to the stock option on the grant date. Stock option grants shall not be exercisable after the expiration of 10 years from the date of its grant or such shorter period as specified in a stock award agreement. The Board of Directors shall determine the terms of vesting. The 2020 Plan provides that the Board of Directors may, in its sole discretion, impose such limitations on transferability of stock options as the Board of Directors shall determine. In the absence of a determination by the Board of Directors to the contrary, stock options shall not be transferable except by will or by the laws of descent and distribution and domestic relations orders, unless specifically agreed to by the plan administrator.

Presented below is a summary of the compensation cost recognized in the consolidated statements of operations for the years ended December 31, 2021 and 2020.

	December 31,
(in thousands)	2021	2020
Research and development	$112	$2
Sales and marketing	31	3
General and administrative	1,021	63

Total stock-based compensation expense	$1,164	$68

Stock Options

The 2020 Plan allows for the early exercise of stock options. Stock options exercised prior to vesting will continue to vest according to the respective option agreement. Shares purchased pursuant to the early exercise of stock options are subject to repurchase until those shares vest; therefore, cash received in exchange for unvested shares exercised is recorded as a liability on the accompanying consolidated balance sheets and are reclassified to common stock and additional paid-in capital as the shares vest.

During the fiscal year ended December 31, 2021 and 2020, the Company granted options to purchase 6,813,500 and 1,685,000 shares under the 2020 Plan, respectively. The Company has not granted any restricted stock or stock appreciation rights.

The following summary sets forth the stock option activity under the 2020 Plan:

	Number of options	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value (in thousands)
Balances at December 31, 2019	—	$—	—	$—
Options granted	1,685,000	0.10

Balances at December 31, 2020	1,685,000	0.10	10.0	337
Options granted	6,813,500	0.14
Options exercised	(471,937)	0.10		115
Options cancelled	(349,462)	0.10

Balances at December 31, 2021	7,677,101	0.14	9.7	1,953

Exercisable at December 31, 2021	6,624,101	0.14	9.8	$1,648

Unvested at December 31, 2021	4,196,503	0.13	9.7	$1,088

The aggregate intrinsic value of options outstanding, exercisable and unvested were calculated as the difference between the exercise price of the options and the estimated fair market value of the Company’s common stock, as of December 31, 2020 and 2021.

A summary of unvested common stock from early option exercises that are subject to repurchase by the Company under the 2020 Plan is as follows:

	Early Option Exercises
	Number of Stock Options	Weighted- Average Exercise Price	Repurchase Liability (in thousands)
Unvested common stock — December 31, 2020	-	$-	$-
Issued	306,500	0.10
Vested	(87,036)	0.10
Repurchased	(47,000)

Unvested common stock — December 31, 2021	172,464		88

For the years ended December 31, 2021 and 2020, the weighted-average grant date fair value per option was $0.21 and $0.23, respectively. The fair value of each option was estimated at the grant date using the Black-Scholes method with the following assumptions:

	December 31,
	2021	2020
Weighted-average risk-free interest rate	1.2%	0.5%
Weighted-average expected term (in years)	5.50	5.86
Weighted-average expected volatility	43.1%	56.7%
Expected dividend yield	—%	—%

(1)	Based on U.S. Treasury seven-year constant maturity interest rate whose term is consistent with the expected term of the option.

(2)	Expected volatility is based on an analysis of comparable public company volatilities and adjusted for the Company’s stage of development.

With respect to the 2020 Plan, the Company recognized stock compensation expense of $1.2 million and $68,000 for the fiscal years ended December 31, 2021 and 2020, respectively. As of December 31, 2021 and 2020, the Company had $0.9 million and $0.3 million of unrecognized stock-based compensation expense that is expected to be recognized over a weighted-average period of 1.7 years and 2.7 years, respectively.

Warrants Issued to Nonemployees

On July 23, 2021, the Company issued a total of 600,000 warrants to purchase Class B Common Stock to various nonemployees as compensation for services rendered. Each warrant has a strike price of $0.0001 per share and has a seven-year term from the date of issuance. Each warrant had a grant date fair value of $0.37 for an aggregate fair value of $0.2 million, which was recorded as a general and administrative expense within the Statement of Operations. Each warrant was fully vested at issuance and are subject to the guidance under ASC 718, Compensation-Stock Compensation. The warrants meet the criteria for permanent equity classification.

17. Concentration of Credit Risk and Major Customers and Vendors

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents. The Company’s cash and cash equivalents are maintained with high-quality financial institutions, the compositions and maturities of which are regularly monitored by management.

For the years ended December 31, 2021 and 2020, there were no customers representing greater than 10% of the Company’s total revenue.

The Company had one vendor representing greater than 10% of total finished goods purchases for the years ended December 31, 2021 and 2020.

18. Benefit Plans

The Company established a defined contribution savings plan under Section 401(k) of the Internal Revenue Code. This plan covers all employees who meet minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pre-tax basis. Matching contributions to the plan may be made at the discretion of the Company’s board of directors. During the years ended December 31, 2021 and 2020, the Company made contributions of $0.6 million and $0.1 million, respectively, to the plan.

19. Income Taxes

The components of loss before income taxes are as follows:

	Year ended December 31,
	2021	2020
	(in thousands)
United States	$(31,746)	$(3,656)
Foreign	(1,090)	(9,053)

Loss from operations before income taxes	$(32,836)	(12,709)

The components of income tax (benefit) expense are as follows:

	Year ended December 31,
	2021	2020
	(in thousands)
Current:
Federal	$—	$—
State	4	2
Foreign	—	(1,529)
Total current tax expense (benefit)	4	(1,527)
Deferred:
Federal	—	—
State	—	—
Foreign	—	—
Total deferred tax expense (benefit)	—	—

Total income tax expense (benefit)	$4	$(1,527)

	Year ended December 31,
	2021		2020
	(in thousands)
Tax at Federal statutory rate	$(6,879)	21.00%	$(2,543)	21.00%
Effect of:
Nondeductible expenses	192	(0.60)%	(2)	0.06%
Nontaxable changes in fair value of convertible notes and SAFEs	1,038	3.22	(871)	9.53%
Foreign research and development tax credit	—	0.00%	(1,529)	12.62%
Federal research and development tax credit	(674)	2.06%	(250)	2.05%
State taxes, net of federal benefit	1,705	5.20%	(182)	1.50%
Foreign tax rate differential	11	(0.03)%	(183)	(1.51)%
Other	—	0.00%	1	0.00%
Change in valuation allowance	10,093	(30.81)%	3,666	(30.27)%

Total	$—	0.04%	$(1,527)	14.98%

The primary differences from the U.S. statutory rate and the Company’s effective tax rate for the year ended December 31, 2021 are due to the change in valuation allowance, share based compensation including excess tax benefits, state and international taxes. The primary differences from the U.S. statutory rate and the Company’s effective tax rate for the year ended December 31, 2020 were due to cash received for the research and development costs monetized in the United Kingdom.

On August 16, 2022, the Inflation Reduction Act was signed into law in the United States. Among other provisions, the Inflation Reduction Act includes a 15% minimum tax rate applied to corporations with profits in excess of $1 billion and also includes an excise tax on the repurchase of corporate stock. The Company has reviewed the provisions of the law and does not believe that any of the provisions will have a material impact on the business.

On March 11, 2021, the American Rescue Plan was enacted, which extends the period companies can claim an Employee Retention Credit, expands the IRC Section 162(m) limit on deductions for publicly traded companies, and repeals the election that allows US affiliate groups to allocate interest expense on a worldwide basis, among other provisions. The Company reviewed the provisions of the law and determined it had no material impact for the year ended December 31, 2021.

On December 21, 2020, Congress passed the Consolidated Appropriations Act, 2021. The act includes the Taxpayer Certainty and Disaster Tax Relief Act of 2020 and the COVID-related Tax Relief Act of 2020, both of which extend many credits and other COVID-19 relief, among other extensions. The Company evaluated the provisions of the Consolidated Appropriations Act, including but not limited to the Employee Retention Credit extension, the extension for the IRC Section 45S credit for paid family and medical leave, and the provision allowing a full deduction for certain business meals, and determined that there was no material impact for the year ended December 31, 2021.

On March 27, 2020, The Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) was signed into law in the United States. The CARES Act and related notices include several significant provisions. The Company has determined the CARES Act does not have a material impact on its financial results for the year ended December 31, 2020.

As of December 31, 2021 and December 31, 2020, the Company’s deferred tax assets were primarily the result of U.S. federal and state net operating losses (“NOLs”). A valuation allowance was maintained and/or established in substantially all jurisdictions on the Company’s gross deferred tax asset balances as of December 31, 2021 and 2020. As of each reporting date, the Company’s management considers new evidence, both positive and negative, that could impact management’s view with regard to future realization of deferred tax assets. The realization of deferred tax assets was based on the evaluation of current and estimated future profitability of the operations, reversal of deferred tax liabilities and the likelihood of utilizing tax credit and/or loss carryforwards. As of December 31, 2021 and December 30, 2020, the Company continued to maintain that it is not at the more likely than not standard, wherein deferred taxes will be realized due to the recent history of losses and management’s expectation of continued tax losses.

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets (liabilities) are as follows:

	Year ended December 31,
	2021	2020
	(in thousands)
Deferred tax assets:
Research and development tax credits	923	249
Net operating loss carryforwards - Federal	9,760	2,209
Net operating loss carryforwards - Foreign	1,846	1,737
Net operating loss carryforwards - State	2,260	501

Total deferred tax assets, gross:	$14,789	$4,696

Valuation allowance	(14,789)	(4,696)

Deferred tax assets, net:	$—	$—

As of December 31, 2021 and 2020, the Company had federal NOLs of approximately $46.5 million and $10.5 million, respectively, substantially all of which will be carried forward indefinitely. As of December 31, 2021 and 2020, the Company had state NOLs of approximately $68.9 million and $18.3 million, respectively, which will be carried forward indefinitely. As of December 31, 2021 and 2020, the Company had foreign NOLs of approximately $9.7 million and $9.1 million, respectively, generated primarily from its operations in the United Kingdom, which will be carried forward indefinitely.

As of December 31, 2021, the Company did not have material undistributed foreign earnings.

The Company is subject to taxation in the United States, various state and local jurisdictions, as well as foreign jurisdictions where the Company conducts business. Accordingly, on a continuing basis, the Company cooperates with taxing authorities for the various jurisdictions in which it conducts business to comply with audits and inquiries for tax periods that are open to examination. The tax years ended December 31, 2020 and later remain open to examination by tax authorities in the United States and United Kingdom.

20. Loss Per Share

The computation of loss per share is as follows:

	Year ended December 31,
	2021	2020
	(in thousands, except share and per share amounts)
Numerator:
Net loss	$(32,840)	$(11,183)

Net loss attributable to common stockholders	$(32,840)	$(11,183)

Denominator:
Weighted average common stock outstanding - basic and diluted	14,837,866	7,233,428

Net loss per share attributable to common stockholders - basic and diluted	$(2.21)	$(1.55)

The following potentially dilutive shares were not included in the calculation of dilute shares outstanding as the effect would have been anti-dilutive:

	December 31,
	2021	2020
Series A convertible preferred stock (as converted to common stock)	13,006,028	—
Series A-1 convertible preferred stock (as converted to common stock)	1,531,734	—
Series Seed convertible preferred stock (as converted to common stock)	1,133,701	1,133,701
Series Seed 1 convertible preferred stock (as converted to common stock)	359,375	359,375
Series Seed 2 convertible preferred stock (as converted to common stock)	250,000	—
Series Seed 3 convertible preferred stock (as converted to common stock)	37,313	—
Series Seed 4 convertible preferred stock (as converted to common stock)	21,131	—
Series Seed 5 convertible preferred stock (as converted to common stock)	512,425	—
Series Seed 6 convertible preferred stock (as converted to common stock)	122,500	—
Series Seed 7 convertible preferred stock (as converted to common stock)	257,797	—
Series Seed 8 convertible preferred stock (as converted to common stock)	665,588	—
Series Seed 9 convertible preferred stock (as converted to common stock)	2,775,210	—
Series Seed 10 convertible preferred stock (as converted to common stock)	327,218	—
Warrants to purchase series Class B common stock (as converted to common stock)	863,000	—
Stock options to purchase common stock	7,677,101	1,685,000

Total	29,540,121	3,178,076

21. Related Party Transactions

In the ordinary course of business, we may enter into transactions with directors, principal officers, their immediate families, and affiliated companies in which they are principal stockholders (commonly referred to as “related parties”).

Founder Notes

During 2019 and 2020, the Company entered into noninterest bearing promissory notes in the amounts of $0.2 million and $0.4 million with its founder, of which $0.2 million and $0.4 million was outstanding as of December 31, 2020 and $67,000 and $79,000 was outstanding as of December 31, 2021.

Principal Stockholder Promissory Notes

During 2019 and 2020, the Company entered into the following promissory notes with a principal stockholder of the Company:

•

On May 17, 2019, a $2.0 million note with interest at the rate of 2.5% per annum and maturity date of May 21, 2021. The note includes additional interest and fees associated with it upon the occurrence of default for late payment. Upon default, the Company shall pay a fee of 5% of the outstanding principal balance and accrued interest and from that point further interest shall accrue at an additional rate of 7.5%. This note is secured by a lien on and security interest in all right, title and interest of the Company’s assets. The security interest will continue until all obligations under the note are satisfied.

•

On August 28, 2019, a $1.0 million note with interest at the rate of 5.0% per annum and a maturity date of August 28, 2021. The note includes additional interest and fees associated with it upon the occurrence of default for late payment. Upon default, the Company shall pay a fee of 5.0% of the outstanding principal balance and accrued interest and from that point further interest shall accrue at an additional rate of 10.0%. This note is secured by a lien on and security interest in all right, title and interest of the Company’s assets. The security interest will continue until all obligations under the note are satisfied.

•

On November 28, 2019, a $0.3 million note with interest at the rate of 5.0% per annum and a maturity date of August 28, 2021. The note includes additional interest and fees associated with it upon the occurrence of default for late payment. Upon default, the Company shall pay a fee of 5% of the outstanding principal balance and accrued interest and from that point further interest shall accrue at an additional rate of 10.0%. This note is secured by a lien on and security interest in all right, title and interest of the Company’s assets. The security interest will continue until all obligations under the note are satisfied.

•

On March 20, 2020, a $0.3 million note with interest at the rate of 5.0% per annum and a maturity date of March 20, 2022. The note includes additional interest and fees associated with it upon the occurrence of default for late payment. Upon default, the Company shall pay a fee of 5% of the outstanding principal balance and accrued interest and from that point further interest shall accrue at an additional rate of 10.0%. This note is secured by a lien on and security interest in all right, title and interest of the Company’s assets. The security interest will continue until all obligations under the note are satisfied.

As of December 31, 2020, all notes were outstanding and included within loan payable on the consolidated balance sheet, including $0.2 million of accrued interest. Interest expense recorded in the consolidated statement of operations was $0.1 million for the year ended December 31, 2020.

During 2021, the Company entered into the following promissory note with a principal stockholder of the Company:

•

On February 12, 2021, a $0.6 million note with interest at the rate of 5.0% per annum and a maturity date of June 12, 2022. The note includes additional interest and fees associated with it upon the occurrence of default for late payment. Upon default, the Company shall pay a fee of 5% of the outstanding principal balance and accrued interest and from that point further interest shall accrue at an additional rate of 10.0%. This note is secured by a lien on and security interest in all right, title and interest of the Company’s assets. The security interest will continue until all obligations under the note are satisfied.

As of December 31, 2021, all notes were outstanding and included within loan payable on the consolidated balance sheet, including accrued interest of $0.7 million. As the 2019 notes were not paid upon maturity, these loans were in default as of year end. The Company accrued for the default fee on the date of default and the additional default interest following that date. Interest expense, including default interest, recorded in the consolidated statement of operations was $0.5 million during the year ended December 31, 2021. On September 30, 2022, the principal officer waived his rights to remedy in the event of default, which in effect releases the Company from the obligation of the incremental interest and fees, as well as the lender from their lien on and security interest the Company’s assets.

Other Related Party Promissory Notes

During 2019, the Company entered into the following promissory notes with other related parties:

•

On September 30, 2019, a $0.2 million note with interest at the rate of 12.0% per annum and a maturity date of September 30, 2021. The note includes additional interest and fees associated with it upon the occurrence of default for late payment. Upon default, the Company shall pay a fee of 5% of the outstanding principal balance and accrued interest and from that point further interest shall accrue at an additional rate of 17.0%. This note is secured by a lien on and security interest in all right, title and interest of the Company’s assets. The security interest will continue until all obligations under the note are satisfied.

•	On October 17, 2019, the Company entered into a $0.1 million noninterest bearing promissory note, of which $0.1 million was outstanding as of December 31, 2020 and settled on June 22, 2021.

•

On October 21, 2019, a $0.2 million note with interest at the rate of 12.0% per annum and maturity date of October 21, 2021. The note includes additional interest and fees associated with it upon the occurrence of default for late payment. Upon default, the Company shall pay a fee of 5% of the outstanding principal balance and accrued interest and from that point further interest shall accrue at an additional rate of 17.0%. This note is secured by a lien on and security interest in all right, title and interest of the Company’s assets. The security interest will continue until all obligations under the note are satisfied.

During 2020, the Company entered into the following promissory notes with other related parties:

•

During 2020, the Company entered into a $0.9 million noninterest bearing promissory note, of which $0.9 million was outstanding as of December 31, 2020. During 2021, $0.6 million was settled. As of December 31, 2021, $0.3 million was outstanding.

•

On February 18, 2020, a $0.1 million note with interest at the rate of 12.0% per annum and a maturity date of February 18, 2021. The note includes additional interest and fees associated with it upon the occurrence of default for late payment. Upon default, the Company shall pay a fee of 5% of the outstanding principal balance and accrued interest and from that point further interest shall accrue at an additional rate of 17.0%. This note is secured by a lien on and security interest in all right, title and interest of the Company’s assets. The security interest will continue until all obligations under the note are satisfied.

•

On March 5, 2020, the Company entered into a $0.2 million noninterest bearing promissory note, of which $0.2 million was outstanding as of December 31, 2020. On June 22, 2021, $0.1 million was settled. As of December 31, 2021, $0.1 million was outstanding.

•

On June 9, 2020, a $75,000 note with interest at the rate of 5.0% per annum and a maturity date of June 9, 2022. The note includes additional interest and fees associated with it upon the occurrence of default for late payment. Upon default, the Company shall pay a fee of 5% of the outstanding principal balance and accrued interest and from that point further interest shall accrue at an additional rate of 10.0%. This note is secured by a lien on and security interest in all right, title and interest of the Company’s assets. The security interest will continue until all obligations under the note are satisfied.

•

On November 2, 2020, a $50,000 note with interest at the rate of 5.0% per annum and a maturity date of June 2, 2022. The note includes additional interest and fees associated with it upon the occurrence of default for late payment. Upon default, the Company shall pay a fee of 5% of the outstanding principal balance and accrued interest and from that point further interest shall accrue at an additional rate of 10.0%. This note is secured by a lien on and security interest in all right, title and interest of the Company’s assets. The security interest will continue until all obligations under the note are satisfied.

As of December 31, 2020, all notes were outstanding and included within loan payable on the consolidated balance sheet, including $35,000 of accrued interest. Interest expense recorded in the consolidated statement of operations was $31,000 for the year ended December 31, 2020.

During 2021, the Company entered into the following promissory notes with other related parties:

•

On January 12, 2021, a $0.3 million note with interest at the rate of 12.0% per annum and a maturity date of June 12, 2022. The note includes additional interest and fees associated with it upon the occurrence of default for late payment. Upon default, the Company shall pay a fee of 5% of the outstanding principal balance and accrued interest and from that point further interest shall accrue at an additional rate of 17.0%. This note is secured by a lien on and security interest in all right, title and interest of the Company’s assets. The security interest will continue until all obligations under the note are satisfied.

•

On February 22, 2021, a $40,000 note with interest at the rate of 12.0% per annum and a maturity date of June 22, 2022. The note includes additional interest and fees associated with it upon the occurrence of default for late payment. Upon default, the Company shall pay a fee of 5% of the outstanding principal balance and accrued interest and from that point further interest shall accrue at an additional rate of 17.0%. This note is secured by a lien on and security interest in all right, title and interest of the Company’s assets. The security interest will continue until all obligations under the note are satisfied.

As of December 31, 2021, all notes were outstanding and included within loan payable on the consolidated balance sheet, including accrued interest of $0.1 million. As the October 21, 2019 and February 28, 2020 notes were not paid upon maturity, these loans were in default as of year end. The Company accrued for the default fee on the date of default and the additional default interest following that date. Interest expense, including default interest, recorded in the consolidated statement of operations was $0.1 million during the year ended December 31, 2021. On September 30, 2022, related parties waived their rights to remedy in the event of default, which in effect releases the Company from the obligation of the incremental interest and fees, as well as the lender from their lien on and security interest the Company’s assets.

During 2022, multiple of the loans above with maturity dates in 2022 remained unpaid as of the maturity date. On September 30, 2022, those lenders waived their rights to remedy in the event of default, which in effect releases the Company from the obligation of the incremental interest and fees, as well as the lender from their lien on and security interest the Company’s assets. Currently, the Company is renegotiating the terms of the loans.

In 2016, the Company entered into an agreement with Fuseproject, a design firm that designed the Company’s main product, its fitness mirror. As of December 31, 2021 and 2020, the Company had incurred $0.8 million and $0.1 million, respectively, of expenses for design services provided by Fuseproject.

As of December 31, 2020 and 2021, the principal stockholder referenced above owned 875,000 of the Company’s Class A common shares and 125,000 of the Company’s Series Seed-1 preferred shares, with fully diluted ownership of 8.78% and 2.17% as of December 31, 2020 and 2021, respectively.

22. Subsequent Events

The Company has evaluated subsequent events through the financial statement issuance date, November 2, 2022, pursuant to ASC 855-10 Subsequent Events.

Subsequent to December 31, 2021, the Company reached default on $1.4 million of the matured related party loans disclosed within Note 21. The Company paid off the principal for the June 9, 2020 and November 2, 2020 loans. On September 30, 2022, the remaining parties waived their rights to remedy in the event of default, which in effect releases the Company from the obligation of the incremental interest and fees, as well as the lender from their lien on and security interest the Company’s assets.

In March 2022, the Company issued 123,197,838 shares of Series A-2 at a purchase price of $0.32 per share.

Shares of Common Stock

Berenberg

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

Amount*
SEC registration fee	$
FINRA filing fee
Nasdaq listing fee
Transfer agent’s fees
Printing and engraving expenses
Legal fees and expenses
Accounting fees and expenses
Miscellaneous

Total	$

*	The amounts set forth above, other than the SEC registration fee, the Nasdaq listing fee, and the FINRA filing fee, are estimates.

Item 14. Indemnification of Directors and Officers

The Registrant is incorporated under the laws of the State of Delaware. Section 145 of the Delaware General Corporation Law (the “DGCL”), provides that a Delaware corporation may indemnify any persons who were, are, or are threatened to be made, parties to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee, or agent of such corporation, or is or was serving at the request of such corporation as an officer, director, employee, or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit, or proceeding, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses (including attorneys’ fees) actually and reasonably incurred.

The Registrant’s amended and restated bylaws will provide for the indemnification of its directors and officers to the fullest extent permitted under the DGCL. The Registrant’s amended and restated bylaws will become effective upon the completion of this offering.

Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director, except for liability for any:

•	transaction from which the director derives an improper personal benefit;

•	act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or redemption or repurchase of shares; or

•	breach of a director’s duty of loyalty to the corporation or its stockholders.

The Registrant’s amended and restated certificate of incorporation will include such a provision. Under the Registrant’s amended and restated bylaws, expenses incurred by any director or officers in defending any such action, suit, or proceeding in advance of its final disposition shall be paid by the Registrant upon delivery to it of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified by the Registrant, as long as such undertaking remains required by the DGCL.

Section 174 of the DGCL provides, among other things, that a director who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock repurchase or redemption may be held liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time may avoid liability by causing his or her dissent to such actions to be entered in the books containing minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

As permitted by the DGCL, the Registrant has entered into indemnification agreements with each of its directors and officers that require the Registrant, among other things, to indemnify its directors and officers against certain liabilities which may arise by reason of their status or service as directors or officers to the fullest extent not prohibited by law. These indemnification agreements may be sufficiently broad to permit indemnification of the Registrant’s officers and directors for liabilities, including reimbursement of expenses incurred, arising under the Securities Act. Under these agreements, the Registrant is not required to provide indemnification for certain matters. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.

There is at present no pending litigation or proceeding involving any of the Registrant’s directors or executive officers as to which indemnification is required or permitted, and the Registrant is not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

The Registrant intends to enter into an insurance policy that covers its officers and directors with respect to certain liabilities, including liabilities arising under the Securities Act or otherwise.

The Registrant plans to enter into an underwriting agreement, to be filed as Exhibit 1.1 to this registration statement, which provides that the underwriters are obligated, under some circumstances, to indemnify the Registrant’s directors, officers, and controlling persons against specified liabilities, including liabilities under the Securities Act.

Item 15.	Recent Sales of Unregistered Securities.

The following sets forth information regarding all unregistered securities sold by the Registrant since January 1, 2019:

(1)

From December 15, 2020 to September 30, 2022, we granted stock options to purchase an aggregate of 73,800,013 shares of our Class B common stock at exercise prices ranging from $0.01 to $0.15 per share to a total of 214 employees, consultants and directors under the 2020 Plan. Of these options, through September 30, 2022, options to purchase 42,346,513 shares of our Class B Common Stock have been exercised for cash consideration in the aggregate amount of $573,975.13, options to purchase 3,710,000 shares have been forfeited, cancelled, or expired without being exercised, and options to purchase 26,490,532 shares remain outstanding;

(2)

From January 31, 2020 to July 11, 2021, we issued and sold an aggregate of 4,334,883 shares of our Class B common stock to 100 accredited investors in connection with the conversion of approximately $11.4 million of subscription agreements at a weighted-average conversion price of $2.64 per share;

(3)

From July 21, 2021 to August 12, 2021, we issued and sold an aggregate of 2,236,761 shares of our Class A common stock to seven accredited investors at a weighted-average purchase price of $1.83 per share, for aggregate cash consideration of approximately $4.1 million;

(4)

From July 23, 2021 to December 23, 2021, we issued and sold an aggregate of (i) 9,319,622 shares of our Series A redeemable convertible preferred stock for aggregate cash consideration of approximately $30.5 million at a purchase price of $3.27 per share, (ii) 3,686,406 shares of our Series A redeemable convertible preferred stock in connection with the conversion of $12.1 million principal amount of convertible notes at a conversion price of $3.27 per share, (iii) 1,531,734 shares of our Series A-1 redeemable convertible preferred stock to eight accredited investors in connection with the conversion of $2.9 million principal amount of convertible notes at a conversion price of $2.62 per share, (iv) 250,000 shares of our Series Seed-2 redeemable convertible preferred stock to one accredited investor in connection with the conversion of $100,000 of simple agreements for future equity at a conversion price of $0.40 per share, (v) 37,313 shares of our Series Seed-3 redeemable convertible preferred stock to one accredited investor in connection with the conversion of $25,000 of simple agreements for future equity at a conversion price of $0.67 per share, (vi) 21,131 shares of our Series Seed-4 redeemable convertible preferred stock to one accredited investor in connection with the conversion of $25,000 of simple agreements for future equity at a conversion price of $1.18 per share, (vii) 512,425 shares of our Series Seed-5 redeemable convertible preferred stock to 12 accredited investors in connection with the conversion of $970,000 of simple agreements for future equity at a conversion price of $1.89 per share, (viii) 122,500 shares of our Series Seed-6 redeemable convertible preferred stock to three accredited investors in connection with the conversion of $245,000 of simple agreements for future equity at a conversion price of $2.00 per share, (ix) 257,797 shares of our Series Seed-7 redeemable convertible preferred stock to five accredited investors in connection with the conversion of $610,000 of simple agreements for future equity at a conversion price of $2.37 per share, (x) 665,588 shares of our Series Seed-8 redeemable convertible preferred stock to 30 accredited investors in connection with the conversion of approximately $1.9 million of simple agreements for future equity at a conversion price of $2.78 per share, (xi) 747,739 shares of our Series Seed-9 redeemable convertible preferred stock to 11 accredited investors in connection with the conversion of approximately $2 million of simple agreements for future equity at a conversion price of $2.62 per share, (xii) 2,027,885 shares of our Series Seed-9 redeemable convertible preferred stock to 38 accredited investors in connection with the conversion of approximately $5 million principal amount of convertible notes at a conversion price of $2.62 per share, and (xiii) 327,218 shares of our Series Seed-10 redeemable convertible preferred stock to 15 accredited investors in connection with the conversion of approximately $1.1 million of simple agreements for future equity at a conversion price of $3.27 per share;

(5)

From July 23, 2021 to August 25,2021, we issued warrants to purchase an aggregate of 20,480,795 shares of our Class A common stock and Class B common stock for cash consideration of $1,883.14. On July 23, 2021, we issued and sold an aggregate of 132,000 shares of our Class B common stock to five accredited investors in connection with the exercises of warrants at an exercise price of $0.0001 per share for aggregate cash consideration of $13.20. From September 11, 2021 to November 16, 2021, we issued and sold an aggregate of 18,897,795 shares of our Class A common stock to six accredited investors in connection with the exercises of warrants at an exercise price of $0.0001 per share for aggregate cash consideration of $1,889.78. Warrants to purchase 1,451,000 shares of our Class B common stock remain outstanding; and

(6)

From March 10, 2022 to March 30, 2022, we issued and sold to 41 accredited investors an aggregate of (i) 44,245,560 shares of our Class A common stock at a weighted-average purchase price of $0.05 per share for aggregate cash consideration of approximately $2.1 million, (ii) 97,451,776 shares of our Series A-2 redeemable convertible preferred stock at a purchase price of $0.32 per share for aggregate cash consideration of approximately $31.0 million, and (iii) 18,647,192 shares of our Series A-2 redeemable convertible preferred stock to three accredited investors in connection with the conversion of approximately $5.9 million principal amount of convertible notes at a conversion price of $0.32 per share.

The offers, sales and issuances of the securities described in paragraph (1) above were deemed to be exempt from registration under the Securities Act in reliance on Rule 701 in that the transactions were under compensatory benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of such securities were employees, directors or bona fide consultants of the Registrant and received the securities under the Registrant’s equity incentive plans. Appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions had adequate access, through employment, business or other relationships, to information about the Registrant. The offers, sales and issuances of the securities described in paragraphs (2) through (6) above were deemed to be exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act and Rule 506 promulgated under Regulation D promulgated thereunder as transactions by an issuer not involving a public offering. The recipients of securities in each of these transactions acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions was an institutional accredited investor within the meaning of Rule 501(a) of Regulation D under the Securities Act and had adequate access, through employment, business or other relationships, to information about the Registrant. No underwriters were involved in these transactions.

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits.

See the Exhibit Index immediately preceding the signature page hereto for a list of exhibits filed as part of this registration statement on Form S-1, which Exhibit Index is incorporated herein by reference.

(b) Financial Statement Schedules.

All other schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or related notes.

Item 17. Undertakings

The undersigned registrant hereby undertakes:

(a)

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this registration statement, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(b)	The undersigned registrant hereby undertakes that:

(1)

For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1)

or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)

For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Exhibit Number	Description

1.1*	Form of Underwriting Agreement.

3.1.1	Amended and Restated Certificate of Incorporation, as currently in effect.

3.1.2	Form of Amended and Restated Certificate of Incorporation, to be in effect upon the completion of this offering.

3.2.1	Bylaws, as amended and as currently in effect.

3.2.2	Amendment No. 1 to the Bylaws, as amended and as currently in effect.

3.2.3	Amendment No. 2 to the Bylaws, as amended and as currently in effect.

3.2.4	Form of Amended and Restated Bylaws to be in effect upon completion of this offering.

4.1*	Form of Specimen Common Stock Certificate.

4.2†	Amended and Restated Investors’ Rights Agreement, dated March 10, 2022, by and among the Registrant and the investor signatories thereto.

5.1*	Opinion of Pillsbury Winthrop Shaw Pittman LLP.

10.1	Form of Indemnification Agreement entered into with each of the Registrant’s officers and directors

10.2#	2020 Equity Incentive Plan and Forms of Stock Option Agreement, Notice of Exercise, and Stock Option Grant Notice.

10.3#	2022 Stock Incentive Plan and Forms of Notice of Stock Option Grant, Stock Option Agreement, Notice of Restricted Stock Unit Award, Restricted Stock Unit Agreement, Notice of Restricted Stock Award, and Restricted Stock Agreement thereunder.

10.4#	2022 Employee Stock Purchase Plan.

10.5#	2022 Executive Severance Plan.

10.6#	2022 Executive Annual Incentive Plan.

10.7#	Non-Employee Director Compensation Policy.

10.8#	Offer Letter from the Registrant to Trent Ward, dated October 27, 2022.

10.9†	Agreement of Lease, dated April 27, 2022, between Grokash Realty Associates, LLC and the Registrant.

10.10	Lease And Guaranty Amendment, dated May 10, 2022, between Grokash Realty Associates, LLC and the Registrant.

21.1	Subsidiaries of the Registrant.

23.1*	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm.

23.2*	Consent of Pillsbury Winthrop Shaw Pittman LLP (included in Exhibit 5.1).

24.1*	Power of Attorney (included on signature page).

99.1*	Consent for director nominees.

107*	Filing fee table.

*	To be filed by amendment.
#	Indicates management contract or compensatory plan or arrangement.
†	The schedules and exhibits to this agreement have been omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule or exhibit will be furnished to the SEC upon request.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the                day of October, 2022.

INTERACTIVE STRENGTH INC. D/B/A FORME

By:
	Name:	Trent Ward
	Title:	Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Trent Ward, Mike Madigan, and Stuart Bryan, and each of them, as his or her true and lawful attorneys-in-fact and agents, each with the full power of substitution, for each of him or her and in his or her name, place, or stead, in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments), and to sign any registration statement for the same offering covered by this registration statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act, and all post-effective amendments thereto, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Trent Ward	Chief Executive Officer and Director (principal executive officer)

Mike Madigan	Senior Director, Finance (principal financial officer)

Stuart Bryan	Senior Director, Accounting (principal accounting officer)

Miles Davies	Director
Deepak Mulchandani	Director

Richard Perry	Director
Aaron Weaver	Director